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REGISTRANT'S NAME JC Decaux

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 01 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34631 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE: 6/27/02

2001 Annual Report

Document de Référence


La Tribune

JCDecaux

showcasing the world

Table of Contents

This document is a translation of the 2001 *Document de Référence* published in French by JCDecaux SA which has been registered with the *Commission des Opérations de Bourse* under the visa No. R 02-071 on April 22, 2002. Only the French version of this *Document de Référence* is legally binding.

Our Company

Message from the Chairman

Dear Shareholder,

What a time we have had since we installed our first bus shelter in Lyon in 1964! Now the worldwide leader in street furniture and airport advertising, we also rank among the top three outdoor advertising companies worldwide and are the largest operator in Europe.

The outdoor advertising market is becoming increasingly global and as a result outdoor advertising companies increasingly require global scale to compete. For us, globalisation represents a great opportunity. To succeed, we will need to build on our existing strengths to grow the business both organically and through strategic partnerships and acquisitions.

In 2001, our public listing on the Premier Marché of Euronext Paris on 21 June marked a milestone in the history of the Group. I would like to thank the many institutional investors, both in France and abroad, as well as over 20,000 individuals and employees who participated in the offer, for demonstrating their confidence in us and giving us the means to pursue our growth strategy.

Despite the strong decline in the advertising sector in 2001, the Group continued to strengthen its leading position in the outdoor advertising market. The contracts that we won in Europe, the United States, Asia and South America once again demonstrated our competitiveness on a global scale.

The combination of the expertise and energy of our staff, coupled with the trust that our clients and local authorities have in the Group make us stronger every day. We owe this strength to the values that we have built the business around: quality, customer service, integrity and professionalism, as well as respect for the urban environment and its heritage.

In 2002, we plan to focus on integrating all of the recently acquired businesses into the Group, exploiting the synergies between our three principal business activities and improving the Group's efficiency and profitability. This year will include a lot of new projects and challenges. Together, I believe that we have the talent, energy and ambition needed to succeed.

Jean-Claude Decaux
Founder and
Chairman of the Supervisory Board

An interview with our Co-Chief Executive Officers

Could you describe the recent trends in the outdoor advertising market?

J.F. Decaux: Outdoor advertising derives its strength from its ability to reach vast numbers of people with simple visual images - a photograph, a logo, a trademark - which can easily communicate a message to a target market, as opposed to television and radio, where audiences are fragmented by the double effect of the diversity of program offerings and the growing number of channels. The growth of street furniture and the modernisation of billboards are making outdoor advertising more and more effective. For these reasons, outdoor advertising has been gaining market share against television and radio, print and other media in recent years.

In 2001 this trend continued: in a recessionary advertising environment the outdoor advertising market declined by 2.5%, outperforming the advertising market as a whole, which fell by more than 5%.

J.Ch. Decaux: The outdoor advertising market is also undergoing consolidation on a worldwide basis. This consolidation has resulted in a more effective range of outdoor advertising products, thanks to better quality panels and greater flexibility in the service options offered to advertisers when planning their campaigns. With the acquisition of Avenir in 1999, we diversified our business to include billboard and transport advertising, which allowed us to offer our advertising clients wider and more comprehensive coverage. We are also able to tailor a network of panels to meet the specific needs of each campaign.

Given the current outdoor market environment, what is your strategy?

J.F. Decaux: Our strategy is to extend and strengthen our worldwide advertising network and to capitalise on the strong growth in outdoor advertising and street furniture, particularly in Europe.

To achieve this, we will focus on two areas, as we have done for the last 15 years, generating sustained organic growth and making complementary acquisitions and strategic partnerships.

The acquisition of Avenir is a good example of this strategy. Having successfully merged JCDecaux and Avenir, we are now developing the assets of these two advertising networks in France and abroad. We will also continue to monitor our cost closely. In response to the difficult advertising market environment in 2001 we initiated a cost reduction program, which should generate cost savings of €20 million in 2002. Finally we have strengthened our management teams to better support future growth.

How would you summarise 2001?

J.F. Decaux: 2001 was an exceptional year in the development of the business. In June, we successfully completed our flotation on the Paris stock exchange, providing a flexible platform for future growth.

We continued to win new street furniture contracts, including two - Los Angeles and Chicago - of the largest contracts ever awarded. We also maintained our strong renewal rate for contracts that were due to expire in 2001. These successes confirm our international competitiveness as well as the strength of our street furniture business, which made the Group more resilient to the slowing advertising market than other media companies. While the difficult advertising environment impacted our financial performance in 2001, I am confident that the improvements that we have made to our advertising network, coupled with the cost cutting initiatives that we undertook, will drive future growth and generate substantial value for shareholders.

Why did you undertake the initial public offering?

J.F. Decaux: The purpose of the IPO was to raise capital and give us an "acquisition currency" to allow the Group to pursue its strategy of growing both organically and through complementary acquisitions. We achieved this goal, raising €700 million on 21 June 2001, in spite of difficult market conditions. We now have the necessary resources to win new contracts and further consolidate the outdoor advertising market, especially in Europe. Finally, we wanted to give all of our employees a chance to participate in the Group's future growth. This has now been achieved through various employee share ownership programs.

What are the principal drivers of the Group's growth?

J.Ch. Decaux: The Group's strengths are the quality of its management and staff, its world class products, its comprehensive advertising network in Europe and the ongoing investment in its American and Asian networks. This makes it possible for us - at a time of increased globalisation - to offer advertisers multi-format and multi-country campaigns, such as those that we have undertaken for Levis, Colgate Palmolive, and, more recently, Alcatel. In 2001, we have shown that we are still the pioneers in our market.

Company Profile

In 1964, Jean-Claude Decaux invented "street furniture" and formed the JCDecaux group around the pioneering concept of providing well maintained street furniture free of charge to cities and towns in exchange for the right to place advertising on such structures. In that year, we also obtained our first street furniture concession, in Lyon, which became the first city in the world to receive bus shelters and street furniture free of charge.

"Abribus" bus shelters, automatic public toilets, decorative columns ("Morris columns"), citylights panels, electronic message boards, news stands, interactive terminals ... we have rapidly developed a great variety of equipment that enhances the quality of urban life and reduces street clutter. In 1972 and in 1976, we won contracts to provide street furniture to the city of Paris.

In the 1970s, we began our international expansion, introducing the concept of street furniture in Portugal and Belgium. In the 1980s, we won major street furniture contracts in other large European cities, including Hamburg (Germany) and Amsterdam (Netherlands). In the 1990s, we strengthened our international growth in Europe (Madrid, London), in the United States (San Francisco), and Asia-Pacific (Singapore, Sydney). In 1998, we entered into our first contract to provide street furniture in U.S. shopping malls with the Simon Group, the biggest operator of shopping malls worldwide.

In order to offer our clients a complete line of outdoor advertising media, we have expanded our operations to include Billboard and Transport advertising. We took a major step in the diversification of our operations with our acquisition in June 1999 of the outdoor advertising business of Havas Media Communication, including the Avenir (France) and Mills & Allen (U.K.) Billboard companies, the Sky Sites (U.K.) and AP Systèmes (France) Airport advertising companies, together with other companies which have significant positions in the outdoor advertising market. As a result of our acquisition of Avenir, we strengthened our competitive position worldwide, becoming the number three player worldwide in the outdoor advertising market.

In 2000/2001, we have continued to pursue our international expansion, both through internal growth and through partnerships and acquisitions. In 2001, we signed a partnership agreement with Gewista, the leading company in outdoor advertising in Austria, and became the leader in billboard advertising in Europe. In June 2001, we combined our outdoor advertising business in Italy with the business of IGP, a subsidiary of the Rizzoli Corriere della Serra publishing group and the Du Chène de Vere family, forming a joint venture, IGP Decaux. IGP Decaux is now the number one operator in outdoor advertising in Italy. In addition, we won a 20-year street furniture contract for the city of Chicago, the third largest advertising market in the United States. Together with the Viacom Group, we also won a 20-year street furniture contract for the city of Los Angeles, the largest outdoor advertising market in the United States. These two contracts mark a milestone in our development of significant market share in the United States, which is the largest advertising market in the world.

Today, we are the only company in the world dedicated solely to outdoor advertising and hold leadership positions in the following market segments:

- N°1 worldwide for Street Furniture, with 264,000 advertising faces in 33 countries.
- N°1 in Airport advertising, with 122,000 advertising faces in 152 airports and in 30 city metros, trains, tramways, buses, and other mass transit systems.
- N°1 in Europe in Billboard advertising, with 193,000 advertising faces in 23 countries.

In 2001, we had consolidated revenues of €1,543.2 million and consolidated operating income before interest, tax, depreciation, and amortization (EBITDA) of €377.3 million. Our Street Furniture, Billboard, and Transport advertising business lines represented 52%, 27%, and 21%, respectively, of our consolidated revenues. Over 60% of our revenues were generated outside of France. As of December 31, 2001, we had 580,000 advertising faces and were present in 39 countries and in more than 3,300 cities of more than 10,000 inhabitants.

(The information relating to our outside advertising market position is based on our internal analysis and comparison of revenues published by our competitors).

Corporate Governance

On October 9, 2000, to help facilitate our international development and to better take into account this new aspect of our group, an Extraordinary Meeting of Shareholders transformed our company from a corporation with a typical Board of Directors *(Société anonyme à Conseil d'Administration)* into a corporation with an Executive Board and a Supervisory Board *(Société anonyme à Directoire et Conseil de Surveillance)*. These two structures help strengthen our management team by bringing in new internal and external managerial experience.

Executive Board and Supervisory Board

Executive Board

The Executive Board presently has five members appointed by the Supervisory Board. Jean-François Decaux and Jean-Charles Decaux each use the title of Co-Chief Executive Officer for business purposes and public relations and each have the same authority to represent our company in dealings with third parties.

Name	Age	Position	Beginning of Term of Office
Jean-François Decaux	42	Chairman	October 9, 2000
Jean-Charles Decaux	32	General Director and Co-Chief Executive Officer	October 9, 2000
Robert Caudron	53	Member	October 9, 2000
Gérard Degonse	54	Member	October 9, 2000
Jeremy Male	44	Member	October 9, 2000

Jean-François Decaux has been Chairman of the Executive Board since October 9, 2000. He joined the group in 1982 as Director of Advertising Sales of JCDecaux Germany. He currently manages our business in Northern and Central Europe, North America, and Australia. He also serves as a member of the Board of Directors and as Acting Chief Executive Officer of JCDecaux Holding.

Jean-Charles Decaux has been General Director of the Executive Board since October 9, 2000. He began with the group in 1989, overseeing the development of its subsidiary in Spain. He currently manages our business in Southern Europe, Asia and South America. He also serves as Chairman and Chief Executive Officer of Avenir and as a member of the Board of Directors and as Acting Chief Executive Officer of JCDecaux Holding.

Robert Caudron has been a member of the Executive Board since October 9, 2000. Since July 1, 2000 he has also served as Chief Operating Officer. He began with the JCDecaux group in 1984 as Finance Director of JCDecaux Mobilier Urbain.

Gérard Degonse has been a member of the Executive Board since October 9, 2000. He has been Chief Financial Officer since joining our company in June 2000. Prior to that, he served as Director of Finance - Treasurer of Elf Aquitaine and, before that, as VP Treasurer - Company and corporate Secretary of Eurodisney.

Jeremy Male has been a member of the Executive Board since October 9, 2000. He joined JCDecaux in August 2000 as President of our subsidiary in the United Kingdom. In this capacity, he oversees advertising operations in 14 countries throughout Northern Europe, Eastern Europe and Scandinavia. Prior to that, he was Director of European operations for TDI (Viacom Group) and held numerous management positions in consumer goods companies such as Jacobs Suchard and Tchibo.

Supervisory Board

Name	Age	Position	Beginning of Term of Office
Jean-Claude Decaux	64	Chairman	October 9, 2000
Jean-Pierre Decaux	58	Vice-Chairman	October 9, 2000
Christian Blanc	59	Member	October 9, 2000
Pierre-Alain Pariente	66	Member	October 9, 2000

Jean-Claude Decaux has been the Chairman of our Supervisory Board since October 9, 2000. Jean-Claude Decaux is the founder of the JCDecaux group. He is also the Chairman of the Board of Directors and Chief Executive Officer of JCDecaux Holding.

Christian Blanc has been a member of our Supervisory Board since October 9, 2000. He is currently on the Board of Directors of Cap Gemini and Carrefour. He served as the Chairman of Merrill Lynch France until March 2002 and as the Chairman and Chief Executive Officer of Air France and the RATP (Paris Transit Authority).

Jean-Pierre Decaux has been the Vice-Chairman of our Supervisory Board since October 9, 2000. He was the Chairman of the Group's subsidiary RPMU (Régie Publicitaire du Mobilier Urbain) before it was consolidated with JCDecaux SA.

Pierre-Alain Pariente has been a member of our Supervisory Board since October 9, 2000. He worked in various capacities within our Group from 1970 until February 2000, including as Commercial Director of the Group's subsidiary RPMU.

Powers of our Executive and Supervisory Board

Operation of our Executive Board and Supervisory Board

Articles 11 et seq. of our by-laws relating to our corporate governance were amended by the General Shareholders' Meeting held on October 9, 2000, to create an Executive Board and Supervisory Board.

Executive Board

Our Executive Board must be composed of at least two and not more than seven members, each of which are appointed for a term of three years. Incumbent members of the Executive Board may be re-appointed for consecutive terms. They may be removed at any time by a General Meeting of Shareholders, acting on the recommendation of the Supervisory Board. In case of removal without cause *(juste motif)*, a member of the Executive Board may be entitled to damages.

Our Supervisory Board appoints the Chairman from among the members of the Executive Board and determines the length of his term of office. The Supervisory Board may also appoint a Vice-Chairman from among the members of the Executive Board.

Our Executive Board meets as often as our corporate interest requires, either at our registered office or at any other place as may be indicated in the notice of the meeting. Meetings of the Executive Board are called by its Chairman, or in his absence, by half its members, and may be called by any means, including orally.

Meetings of the Executive Board are chaired by its Chairman, or, in his absence, by the Vice-Chairman, or otherwise by a member of the Executive Board chosen at the beginning of the meeting.

If the Executive Board consists of only two members, actions must be taken unanimously. If it has more than two members, actions are taken by a majority of the members present or represented. In the event of a tie, the vote of the person chairing the meeting is decisive.

Our Executive Board has the broadest possible authority to act in all circumstances on behalf of our company, exercising its authority within the limits prescribed by our corporate purposes and subject to the powers expressly reserved to the shareholders and the Supervisory Board.

Supervisory Board

Our Supervisory Board must be composed of at least three and not more than twenty-four members, each of which is appointed for a term determined by the General Meeting of Shareholders that appointed him. This term may not be longer than six years, with each year understood to mean the period between two consecutive annual Shareholders' Meetings. Incumbent members of the Supervisory Board may be re-appointed for consecutive terms. They may be removed at any time by a General Meeting of Shareholders.

The Supervisory Board elects a Chairman and a Vice-Chairman from among its members, which are responsible for giving notice of, and chairing, its meetings. The Supervisory Board determines the amount of their compensation. The Chairman and Vice Chairman must be individuals. They are appointed for the same term of office as their membership on the Supervisory Board and they may be re-appointed.

The Supervisory Board meets as often as our corporate interest requires and at least once every quarter to hear the report of the Executive Board, either at our registered office, or such other location as is indicated in the notice of the meeting.

Supervisory Board meetings are chaired by the Chairman or, in his absence, by the Vice-Chairman, or otherwise by any member chosen by the Supervisory Board at the beginning of the meeting.

Actions must be taken by majority of the members present or represented. In the event of a vote, the vote of the person chairing the meeting is decisive.

Our Supervisory Board oversees the management of our company by the Executive Board. The Supervisory Board may review or investigate our company's operations at any time it deems appropriate and may request any documents that it believes are necessary for this purpose. At least once every quarter the Executive Board must make a report to the Supervisory Board regarding our company's business and affairs. Within three months following the end of each fiscal year, the Executive Board must present to the Supervisory Board, for its review and approval, the financial statements for the period. The Supervisory Board must present its report to the annual General Meeting of Shareholders on the report of the Executive Board, as well as on the financial statements for the period.

Compensation Committee

A Compensation Committee has been established by our Supervisory Board. The Compensation Committee has three members, Jean-Claude Decaux, Jean-Pierre Decaux, and Christian Blanc, and is responsible for setting the compensation of officers and the granting of stock options. It is chaired by Christian Blanc. It meets as often as necessary and at least once a year.

The offices held by members of the Executive Board and of the Supervisory Board in other companies inside and outside of our Group are listed below:

Executive Board

M. Jean-François Decaux – Chairman of the Executive Board	
JCDecaux SA	Chairman of the Executive Board
JCDecaux Holding (France)	Director - Acting Chief Executive Officer
JCDecaux Airport France (France)	Representative of JCDecaux SA
JCDecaux Neonlight Bulgaria (Bulgaria)	Member of Management Board
AFA JCDecaux a/s (Denmark)	Director
AFA JCDecaux Iceland Ehf (Iceland)	Director
JCDecaux Norge AS (Norway)	Chairman of the Board of Directors
JCDecaux Street Furniture Pty Ltd (Australia)	Director
JCDecaux Mallscape (USA)	Chairman
JCDecaux San Francisco (USA)	Chairman and Chief Executive Officer
JCDecaux New York (USA)	Chairman and Chief Executive Officer
JCDecaux Chicago (USA)	Chairman and Chief Executive Officer
JCDecaux UK Ltd (UK)	Director - Chief Executive Officer
JCDecaux United (UK)	Director
Mills & Allen Ltd (UK)	Director - Chief Executive Officer
JCDecaux Media Services Ltd (UK)	Director
Mills & Allen Group Ltd (UK)	Director
Nationwide Advertising Signs Ltd (UK)	Director
JCDecaux Airport UK Ltd	Director
Street Furniture Ltd (UK)	Director - Chief Executive Officer
Leesons Advertising Ltd (UK)	Director
Summerbrook Enterprises Ltd (Ireland)	Director
David Allen Ltd (Ireland) (dormant Company)	Director
David Allen Holdings Ltd (Ireland)	Director
Gewista Werbegesellschaft Mbh (Austria)	Director
El Mobiliario Urbano SA (Spain)	Director
JCDecaux Finland Oy (Finland)	Director
JCDecaux Airport Polska Sp Zoo (Poland)	President of the Supervisory Board
SIMU BV (The Netherlands)	Member of the Supervisory Board
JCDecaux Central Eastern Europe (Austria)	Managing Director

M. Jean-Charles Decaux – General Director	
JCDecaux SA	Member of the Executive Board - General Director
JCDecaux Holding (France)	Director - Acting Chief Executive Officer
Avenir - (France)	Chief Executive Officer
JCDecaux Airport France (France)	Chief Executive Officer
JCDecaux Publicité Lumineuse (France)	Chief Executive Officer
Avenir Centro (France)	President – Acting Director
Avenir España (Spain)	President – Acting Director
El Mobiliario Urbano SA (Spain)	Acting Director
El Mobiliario Urbano de Madrid SA (Spain)	Sole Director
JCDecaux Cevasa SA (Spain)	Chairman of the Board of Directors
Diseño y Proyectos de Mobiliario (Spain)	President – Acting Director
JCDecaux & Sign SA (Spain)	President – Acting Director
JCDecaux Atlantis (Spain)	President – Acting Director
JCDecaux Airport España (Spain)	Acting Director
JCDecaux Comunicazione Esterna Spa (Italy)	Chairman of the Board of Directors
IGP Decaux (Italy)	Vice-Chairman of the Board of Directors
MCDecaux Inc. (Japan)	Director
SIMU BV (The Netherlands)	Member of the Supervisory Board
JCDecaux Singapore	Director
JCDecaux Luxembourg (Luxembourg)	Representative of JCDecaux SA

M. Gérard Degonse – Member of the Executive Board	
JCDecaux SA	Member of the Executive Board
Bouygues Télécom	Director
BDT	Director
Publex BV (The Netherlands)	Director
JCDecaux Finland Oy (Finland)	Director
JCDecaux United Ltd (UK)	Director
JCDecaux UK Ltd (UK)	Director

M. Robert Caudron – Member of the Executive Board	
JCDecaux SA	Member of the Executive Board
Avenir (France)	Director
SEMUP (France)	Chief Executive Officer
SOMUPI (France)	Chief Executive Officer
JCDecaux Mobilier Urbain (France)	Chief Executive Officer
Régie Club International RCI (France)	Managing Director
El Mobiliario Urbano SA (Spain)	Chairman of the Board of Directors
Avenir Centro (Spain)	Director
JCDecaux & Sign SA (Spain)	Director
JCDecaux Sverige AB (Sweden)	Director
AFA JCDecaux A/S (Denmark)	Director
Maxivisio Oy (Finland)	Director
JCDecaux Finland Oy (Finland)	Director
JCDecaux UK Ltd (UK)	Director
JCDecaux USA Inc.	Director
JCDecaux San Francisco	Director
Belgoposter (Belgium)	Director
Sté Holding de Gestion et de Participation (Belgium)	Director
Publex BV (The Netherlands)	Member of the Supervisory Board
SIMU BV (The Netherlands)	Member of the Executive Board
Verkoop Kantoor Media BV (The Netherlands)	Member of the Executive Board
SOPACT (France)	Representative of JCDecaux SA
Decaux Publicité Extérieure (France)	Representative of JCDecaux SA
JCDecaux Publicité Lumineuse (France)	Representative of JCDecaux SA
Gommage Graffitis (France)	Representative of JCDecaux SA
JCDecaux Portugal Mobiliario Urbano & Publicidade Ltda (Spain)	Managing Director
JCDecaux Group Services (GD Luxembourg)	Managing Director
JCDecaux Do Brazil (Brazil)	Representative of JCDecaux SA

M. Jeremy Male – Member of the Executive Board	
JCDecaux SA	Member of the Executive Board
Maxivisio Oy (Finland)	Chairman of the Board of Directors
JCDecaux Finland (Finland)	Chairman of the Board of Directors
Xpomera AB (Sweden)	Director
JCDecaux Sverige AB (Sweden)	Chairman of the Board of Directors
JCDecaux Media Services Ltd (UK)	Director
JCDecaux United Ltd (UK)	Director
Mills & Allen Ltd (UK)	Director
JCDecaux Airport UK Ltd (UK)	Director
JCDecaux UK Ltd (UK)	Director
Publex BV (The Netherlands)	Member of the Supervisory Board and Executive Board
JCDecaux Stadtmoblierung GmbH (Germany)	Managing Director
Abribus City Media GmbH (Germany)	Managing Director
JCDecaux Deutschland GmbH (Germany)	Managing Director

Supervisory Board

M. Jean-Claude Decaux – Chairman of the Supervisory Board	
JCDecaux SA	Chairman of the Supervisory Board
JCDecaux Holding	Chairman of the Board of Directors and Chief Executive Officer
SOPACT	Chairman of the Board of Directors and Chief Executive Officer
Gommage Graffitis	Chairman of the Board of Directors and Chief Executive Officer
JCDecaux Luxembourg SA	Director - Chief Executive Officer
SIMU	Member of the Supervisory Board
SCI Troisjean	Managing Director
SCI Clos de la Chaîne	Managing Director, Partner
SCI Lyonnaise d'Entrepôt	Managing Director, Partner

M. Jean-Pierre Decaux Vice-Chairman of the Supervisory Board	
JCDecaux SA	Vice-Chairman of the Supervisory Board
SCI de la Plaine St-Pierre	Managing Director, Partner

M. Christian Blanc – Member of the Supervisory Board	
JCDecaux SA	Member of the Supervisory Board
Carrefour	Director
Thomson Multimedia	Director
COFACE (Cie Française d'Assurance pour le Commerce Extérieur)	Director
Cap Gemini	Director

M. Pierre-Alain Pariente Member of the Supervisory Board	
JCDecaux SA	Member of the Supervisory Board
SCEA La Ferme de Chateluis	Managing Director, Partner

In order to conform with the " loi NRE " concerning corporate appointments, and in order to simplify the functionning of its companies, all of our French subsidiaries, with the exception of SOPACT and SOMUPI, will be transformed into " sociétés par actions simplifiées ", as from the date of the 2002 Shareholders' Meeting to approve the financial accounts for the year ended December 31, 2001.

Financial Highlights

Street Furniture:

Average annual revenue growth of over 11% between 1985 and 2001

(in million Euros)



Street Furniture
Billboard and Transport
1 543
1 417
1 208
+9%
+17%
-10%
+16%
+13%
798
148
+12%
+8%
+20%
+18%
+18%
+12%
+11%
+10%
+11%
+3%
+6%
+5%
+10%
+10%
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999*
2000
2001

* *1999 pro forma revenues*

Revenues by business segment
(in million Euros)


1,208
1,417
1,543
220
362
307
384
334
411
1999*
2000
2001

Street Furniture ☐ Billboard ☐ Transport
Holding

Revenues by geographic area
(in million Euros)


1,208
1,417
1,543
73
63
347
167
558
116
106
401
213
111
103
516
221
1999*
2000
2001

☐ France ☐ UK ☐ Europe ☐ Americas Asia

EBITDA by business segment
(in million Euros)


315
386
377
17
48
28
66
- 2
23
48
1999*
2000
2001

EBITDA by geographic area
(in million Euros)


315
386
377
126
32
-2
-7
6
170
43
- 8
182
35
- 22
1999*
2000
2001

Net income - Group share
(before goodwill amortization)
(in million Euros)


80
70
81
1999*
2000
2001

Net income - Group share
(after goodwill amortization)
(in million Euros)


36
20
10
1999*
2000
2001

** pro forma figures*

Capital Expenditures by business segment (net of disposals)
(in million Euros)


189
244
252
4
21
164
9
37
12
26
214
1999*
2000
2001

▦ Street Furniture ☐ Billboard ☐ Transport

** pro forma figures*

After-tax cash flow**
(in million Euros)


201
215
263
1999*
2000
2001

*** ATCF = Net Income (Group share) + depreciation-goodwill amortization*

A Well Diversified Advertiser Base

We have a well diversified base of advertisers. Leisure, foodstuffs, luxury and beauty products, retail stores and automobiles are our most important industries.

In 2001, no advertiser alone accounted for more than 1.6% of consolidated revenues. Our ten largest advertisers are: Nestlé, L'Oréal, Unilever, Renault/Nissan, PSA (Peugeot), LVMH, Ford Motor, Vodafone Group, Vivendi, and Hennes & Mauritz.

2001 Consolidated Revenues by Industry

Industry	Percentage of total revenues
Leisure	12.4
Foodstuffs	10.3
Luxury and beauty products	8.7
Retail stores	8.3
Automobile	8.1
Telecommunications/technology	7.7
Finance	7.6
Fashion	7.0
Travel	5.9
Services	5.4
Wine and Spirits	3.3
Tobacco	2.3
Beer	2.2
Government	2.2
Internet	1.9
Restaurants and other	6.7
Total	100

Trading in our Shares

JCDecaux SA shares was listed on the *Premier Marché* of Euronext Paris on June 21, 2001. As a result of a capital increase at that time, we raised €700 million. In connection with this transaction, 42.4 million new shares were issued and sold to institutional investors in France and abroad.

In France, nearly 23,000 individual shareholders participated in the French retail offer and 78% of the employees eligible for the employee stock savings plan also subscribed for shares. Since November 26, 2001, the Group has been included in the SBF 120 index. JCDecaux's shares are eligible for *Service du Règlement Différé* (SRD) (Deferred Payment Service) and for a *Plan d'Epargne en Action* (Stock Savings Plans).

Breakdown of Shareholding

at December 31, 2001



Public
0.13% Employees
2.77% Decaux Family
JCDecaux Holding*
27.58%
69.52%

JCDecaux Holding is 100% owned by the Decaux Family.

Share Price (in Euros)



12.31.2001
DJ Stoxxmedia
SBF 120
JCDecaux

Sicovam Code: 7791/Reuters code: JCDX.PA/Bloomberg code: DEC FP

Shareholder Information

The Compagny strives to provide current and complete information about our activities to all of our shareholders, investors and employees.

Shareholders can obtain information about the Group via:

- our Internet site, which contains a wealth of information about our company, including press releases, share price, etc.,
- a semi-annual letter to our shareholders.

We also regularly meet with institutional and individual investors.

Summary of Trading in our Shares during 2001

	Year 2001
High* (in Euros)	16.8
Low* (in Euros)	6.2
Average daily volume	383,326
Number of shares	221,600,760
Market capitalisation** (in million Euros)	3,044.8
Net income per share (in Euros)	0.47

** closing price*

*** on March 22, 2002*

Source : Bloomberg

How to locate our shares:

- Listing: *Premier Marché* of Euronext Paris
- Reference Indexes: SBF120, SBF250
- Sicovam Code: 7791

Calendar of Events:

- May 23, 2002: Shareholders' Meeting
- September 2002: Semi-annual Results

Contact:

- Cécile Prévot, Manager of Investor Relations and Financial Communications
- Trading Information:

www.jcdecaux.fr/investisseurs

Highlights of 2001

In 2001, we pursued our strategy for growth and significantly strengthened our competitive positions in Europe, the United States, and Asia-Pacific, by winning and renewing many contracts and by entering into new partnerships and making acquisitions.

Strengthening our International Position

- In June 2001, we became the leading Billboard advertising company in Europe as a result of our partnership with Gewista, the leading outdoor advertising agency in Austria, where it has a market share of approximately 40%. This partnership also provides us with access to five new markets in Central Europe and strengthened our basis for growth in this region.
- In November 2001, we merged our outdoor advertising business in Italy with the group IGP, a subsidiary of the Rizzoli Corriere della Serra publishing group and the Du Chène de Vère family. We hold directly or indirectly through our subsidiary, Europoster Bv, 32,34% of the share capital of IGP Decaux. With a 22% market share, the new company, IGP Decaux, is the number one outdoor advertising company in Italy.
- We made several strategic acquisitions in Scandinavia: in February 2001, we acquired all of the stock of TDI Media Norge, the Norwegian subsidiary of TDI (Viacom Group), which manages advertising concessions in the Oslo metro, tram, and bus systems, and the Swedish company Xpomera, which manages advertising for railroads; in January 2001, we also took complete control of Maximedia Oy, the market leader in Finland in outdoor advertising, with a market share of 60%.
- In March 2001, through our acquisition of a majority stake in the group Red, we strengthened our leadership position in Portugal around our three complementary businesses: Street Furniture, Billboard, and Airport advertising.
- In Spain, in March 2001, we acquired 49% of the company Planigrama.
- In Japan, we signed a partnership agreement with the Mitsubishi Group to install street furniture in shopping malls. Our joint venture company, MCDecaux, has an agreement with the Jusco group, one of the leading operators of shopping malls in Japan, to install and manage street furniture in shopping malls. As of December 31, 2001, MCDecaux had installed street furniture in 19 shopping malls.
- In December 2001, we acquired an 11.1% stake in Wall AG, one of the leading Street Furniture companies in Germany. Wall AG manages street furniture advertising concessions in Berlin, Boston, Dusseldorf, Amsterdam, Moscow, and Istanbul.
- In January 2002, after the close of the fiscal year, we acquired the balance of the shares of KlettDecaux owned by the Klett family, giving us control of 100% of the company.

New Contracts and Renewals

Americas

- Viacom Decaux, a joint venture between Viacom Outdoor, a subsidiary of Viacom Inc., and JCDecaux in the United States, won a 20-year street furniture contract for the city of Los Angeles which involves the installation and commercialisation of 2,500 bus shelters, 700 kiosques and 150 automatic public toilets. The contract was signed on January 9, 2002. With a population of 3.7 million people, Los Angeles is the largest outdoor advertising market in the United States. Our two groups intend to expand their relationship to create a pan-Californian joint venture.
- We won the bid for a 20-year street furniture contract with the city of Chicago, the third largest advertising market in the United States. Pursuant to this agreement (which should be signed during the first half of 2002), we will install 2,000 bus shelters, as well as a co-ordinated range of street furniture.
- In December 2001, we won a 10-year advertising concession for the metro in Santiago, Chile.
- We won two exclusive contracts with the city of Buenos Aires, Argentina to install and commercialise advertising panels in shopping malls (January 2001) and gas stations in the city centre and surrounding areas (February 2001).
- Together with UDC, a Mexican company that specialises in airport advertising, in June 2001, we won an 8-year advertising concession for 9 airports in Southeastern Mexico.

Europe

- In Italy, our italian subsidiary won a renewal of its advertising concession for the Rome metro for five years, which involves the management of 7,000 advertising panels in its stations and on its trains.
- In Spain, we renewed our agreement with the city of Saragossa for a term of 12 years and won the bid for a 12-year street furniture contract with the city of Alicante (12 years).
- In Belgium, we renewed our agreement with the city of Liège for 15 years, continuing a relationship that has already lasted for 32 years.
- In Norway, we won a 15 year street furniture contract for the region of Stavanger (180,000 people).
- ANA-Aeroportos de Portugal, which operates the Portuguese airports, demonstrated their continued confidence in us by renewing our agreement for 7 more years. We will update certain panels with the latest technology and operate more than 500 advertising panels in total.
- In France, JCDecaux Airport, a subsidiary of JCDecaux SA that specialises in airport advertising, renewed its advertising concessions for 5 years with the Toulouse Blagnac airport, the fifth largest in France, and the Montpellier airport, the 9th largest in France.
- We won the pan-European bid for the TotalFinaElf Group, the fourth largest petroleum group in the world and number one service station network in Europe. With a term of 6 years, this contract involves the installation and commercialisation of 850 advertising panels in 750 service stations located in 10 countries.

Asia-Pacific

- Together with the local company Nolasco, we won an exclusive 20-year concession for the city of Macau. This contract involves renovating and operating all of the city's street furniture.
- JCDecaux Pearl & Dean, the leading outdoor advertising company in Singapore, won a contract to commercialise plasma screens in the Singapore metro and the Mass Rapid Transit (MRT). The plasma screens will be supplied by the MRT.
- In Australia, we signed two contracts in Melbourne: the first, with Metrolink, involves the sale of advertising space in tramways and tramway shelters in the neighbourhood of Yarra; the second, with Connex, involves the sale of advertising space on the city's train system. We also won a 6-year advertising contract for the bus system in Adelaide.
- In Korea, together with the In Poong Group, we won a contract to supply and operate taxi shelters for the city of Seoul.
- In Thailand, we won several contracts with the city of Bangkok to install and operate bus shelters for a period of 9 years.

The Outdoor Advertising Market

Independent source data with respect to the outdoor advertising market are less available and less consistent than in other fields of advertising. In an attempt to provide the most accurate data possible, we have drawn the following data from a variety of sources. When such sources gave conflicting data, we attempted to reconcile such data in light of our own experience in this market.

A Strong Growth Market

Three Main Segments

Outdoor advertising consists of three principal types of activities: advertising on Billboards ("Billboard"), advertising on and in public transportation vehicles and stations ("Transport"), and advertising on street furniture ("Street Furniture"). Billboard is the most traditional, and continues to be the most utilised, form of outdoor advertising. Transport consists of advertising in or on buses and subway cars, inside bus, subway, and train stations, and inside airports and ferry terminals. Advertising on street furniture (bus shelters, free-standing information panels, and multi-service columns) is the newest activity. It is also the fastest growing segment. Other outdoor advertising activities such as advertising on shopping trolleys and metro tickets are grouped together as "ambient media". We estimate that in 2001, Billboard accounted for more than 48% of worldwide outdoor advertising sales, Transport accounted for approximately 25%, Street Furniture accounted for about 16% and ambient media accounted for the remaining 11%.

Outperforming the Advertising Market

The outdoor advertising market is an increasingly large component of the display advertising market, which also includes media such as broadcast and cable television, radio, newspapers, magazines, cinema, and the internet. In 2001, outdoor advertising sales worldwide were approximately €20 billion, representing nearly 6% of worldwide advertising expenditures, estimated at €347 billion. In a difficult advertising market, outdoor advertising, which declined by 2.5%, continued to outperform the advertising market as a whole, which declined by more than 5% *(source: Zenith Media estimates, December 2001, on the basis of an average 2001 exchange rate of €1.117 per US dollar).*

Outdoor advertising spending is most significant as a percentage of the overall display advertising market in the Asia-Pacific region, where outdoor advertising accounted for 10% of such overall market in 2001. Outdoor advertising in North America, Europe, and South America accounted for 4%, 6%, and 3%, respectively, of overall advertising spending in 2001.

The outdoor advertising market has grown an average annual rate of 5% since 1999, faster than the overall advertising market, which grew by an average of 4% during the same period. Growth of the outdoor advertising market through 2004 is forecast to be similar to that of the overall advertising market, with an average annual growth rate of 4% *(source: Zenith Media, December 2001).*

Competitive Environment

The outdoor advertising market is highly competitive, with several major companies operating in all three principal market segments and in multiple countries, as well as a variety of local and niche players, particularly in Billboard.

The nine largest outdoor advertising groups in terms of market share, based on 2001 revenues, are set forth in the following table:

Name	Nationality	2001 Revenues (in million euros)	Geographic Presence
Clear Channel	United States	1,954	United States, Europe, South America, Asia
Viacom (Infinity)	United States	1,845 (estimate)	United States, Mexico and Europe
JCDecaux (1)	France	1,543	Europe, United States, South America, Asia
Lamar	United States	768	United States
DSM	Germany	260	Germany
Affichage Holding (2)	Switzerland	212	Switzerland
Stroer (3)	Germany	180	Germany
Maiden	United Kingdom	129	United Kingdom
Metrobus	France	125	France

Sources: Public company reports and JCDecaux Group, with currency translations based on an average 2001 exchange rate of €1.117 per U.S. dollar, €1.608 per British pound, and €0.662 per Swiss franc.

(1) This amount does not take into account any of the annual revenues of Affichage Holding, a Swiss company in which we have a 30% interest.

(2) JCDecaux SA has a 30% interest in Affichage Holding.

(3) 2000 gross revenues stated, as 2001 revenues were not available.

Our Audience: More than 150 million people every day

Each day more than 150 million people worldwide pass in front of our advertising displays. Our company's strongest presence is Western Europe. The following table sets forth our estimated outdoor advertising market share by 2000 revenues (adjusted to account for acquisitions made in 2001) in the countries in which we have our principal operations:

	Street Furniture	Billboard	Transport (1)	Overall Outdoor Advertising
France	87%	29%	10%	34%
United Kingdom	25%	28%	19%	22%
Germany	26%	3%	11%	11%
Iberian Peninsula (2)	55%	33%	19%	38%
Italy	N/A	N/A	N/A	22%
Benelux (3)	57%	31%	–	35%
Scandinavia (4)	58%	29%	30%	39%
Total Western Europe (5)	**49%**	**24%**	**15%**	**28%**

Source: Professional organisations, public company reports, and JCDecaux.

(1) This category includes markets in which we are not present, or have very limited activities, including advertising on buses and railways. The majority of our transport advertising concessions are with airports, where we have an average market share of 61% in the countries listed.

(2) Includes Spain and Portugal.

(3) Includes Belgium, the Netherlands and Luxembourg.

(4) Includes Norway, Sweden, Finland, Iceland and Denmark.

(5) In addition to the countries listed above, this grouping also includes Ireland, but excludes Italy, Greece and Switzerland.

Growth of Outdoor Advertising in Principal Markets

According to Zenith Media, annual sales in the outdoor advertising market in Europe and the United States have grown by an average of approximately 9.0% and 6.0% per year, respectively, between 1996 and 2001. These rates are higher than the average growth rate for annual sales in the overall advertising industry in these markets, which was approximately 6.5% in Europe and 5.4% in the United States over the same period and significantly outpaces the annual sales growth rate for print media, which grew by an average of only 4.9% and 4.3% in Europe and the United States, respectively, between 1996 and 2001. Annual sales for radio grew at an average of 8.1% in Europe and 9.1% in the United States between 1996 and 2001, and annual sales for television advertising grew at an average of 8.3% and 5.4%, respectively, in these markets between 1996 and 2001. Figures given by Zenith Media for 2001 are estimates, and, therefore, these numbers and the average annual rates for the periods given may be different from those stated by other sources.

Growth in outdoor advertising has been particularly strong in the United Kingdom, with an average annual growth rate between 1996 and 2001 of approximately 10.3% per year, compared to 5.1% for the advertising industry as a whole, according to The United Kingdom Advertising Association. Spending on outdoor advertising represented approximately 8% of total advertising spending in the United Kingdom in 2001, compared to 5% in 1994.

Asia-Pacific is the only major region where outdoor advertising spending has fallen in recent years, principally as a result of the economic crises in Asia in 1998. However, according to Zenith Media, market conditions have improved in Asia-Pacific since 1998, leading to a positive average annual growth between 1996 and 2001 and an estimated average annual growth rate of 2.4% for the next three years.

We believe that Street Furniture is the fastest growing segment of the outdoor advertising market, as shown in particular by the strong growth street furniture advertising in the United Kingdom, one of Europe's largest advertising markets. Outdoor advertising spending in the United Kingdom increased by 60% between 1995 and 2000 *(source: The Economist, May 2000)*.
Street Furniture is most highly developed in Europe, where we estimate that street furniture advertising sales currently constitute approximately 25 to 30% of total outdoor advertising sales. Street Furniture is also becoming an increasingly popular advertising media in the United States, particularly in major urban areas and in shopping malls, which we view as the "downtown" in much of the United States. In the Asia-Pacific region and Latin America, where street furniture remains a relatively new concept, street furniture concessions have been put out to tender in the last few years in major cities such as Sydney, Singapore, Bangkok, Montevideo, and Salvador de Bahia. We believe that the increasing popularity of outdoor advertising and the increasing fragmentation of media in the "in-home" advertising market will continue to support growth in the outdoor advertising market in these regions.

Explosion of the Audience for Outdoor Advertising

The audience for outdoor advertising has grown significantly during the last five years, with people spending more time outside of their homes, whether on highway or on the streets, or in trains, railway stations, or airports.

In Europe, the average number of vehicles per thousand inhabitants has been growing steadily, as has road traffic, which grew an average of 18% between 1990 and 2000 *(source: Comité des Constructeurs Français d'Automobiles)*. According to Airports Council International (ACI), passenger volumes in airports have grown by an annual average of 5.9% between 1995 and 2000, totalling approximately 3.5 billion passengers in 2000. Total growth in international passenger volumes at the 20 largest international airports averaged 24% between 1995 and 2001, and at Charles-de-Gaulle airport in Paris, for example, passenger volumes grew by 70% over the same period.

In 2001, JFK and La Guardia airports in New York experienced decreases in passenger volumes of 11% and 14%, respectively, while Heathrow experienced a decrease of 6%, and the two Paris airports, Roissy-Charles de Gaulle and Orly, of 3%. Although the tragic events which occurred in United States in 2001 caused a significant decline in airport passenger volumes in the United States *(-7%, source: ATA)* and, to a lesser extent, in Europe (0.4% for European airlines according to the AEA), we believe that this situation is temporary and should not have any long-term effects on the growth of airport passenger volumes, which is expected to total 5 billion passengers in 2010 *(source: ACI)*.

Outdoor Advertising: The Last Remaining True Mass Medium

Increasing fragmentation of "in-home" media

Outdoor advertising has benefited from the increasing fragmentation of the "in-home" advertising market, where increasing numbers of cable, satellite and broadcast television channels, and internet sites compete for the viewer's attention. In Europe, the total number of channels increased by approximately 24% per year between 1991 and 2000 *(source: Screen Digest).*

A Very Competitive Medium

Outdoor advertising also benefits from a significantly lower cost per contact than other display advertising media. For example, for every €1,000 spent on advertising in the United Kingdom in 2001, outdoor advertising offered 438,596 adult contacts *(source: Outdoor Advertising Association/Postar),* compared to 294,985 adult contacts through radio *(source: Universal McCann),* 93,721 adult contacts for broadcast television *(source: Billett Consultancy),* and 72,993 for newspapers *(source: National Readership Survey).* Recent innovations and technological advances in the quality of many outdoor advertising formats, such as scrolling billboards developed by our company and plasma screens, which we successfully adapted to the needs of the outside advertising market, are also helping to drive growth.

Human Resources

Present in 39 countries, our 7,336 employees are at the core of our growth and dynamism. In 2001, our human resources strategy focused on three areas: integration and ongoing education, internationalisation, and strengthening our corporate culture.

Integration and Ongoing Education

Since our acquisition of Avenir in 1999, a significant part of our growth has been through partnerships and acquisitions. In 2001, 620 people (8% of our employees) joined the Company as a result of these partnerships and acquisitions, bringing the total number of employees worldwide to 7,336 at December 31, 2001. The integration of these new teams is one of the keys to our success. We focus on harmonising working practices, sharing a common set of values and objectives, and encouraging employees to obtain experience in several areas so that ideas are shared across the Group.

Training and ongoing education are central to the integration of new employees and to the development of their expertise. Courses offered at our training centre focus on teaching the fundamentals for all aspects of the business. Each year, this centre hosts more than 2,000 employees from across the business. In total, the Group provides more than 45,000 hours of training each year. Certain courses, which are called "qualifying" courses, lead to the award of a diploma.

In 2001, JCDecaux spent €1.3 million on ongoing education.

Internationalisation

In 2001, we took steps to make our managers and management teams more international by increasing the number of French employees assigned to work in other countries. This multinational character enables our local teams to get the most from JCDecaux France's technical and business experience, while at the same time enabling the group to benefit from the expertise of its local managers. As of December 31, 2001, more than 50% of our general managers were from countries other than France. As a result of this blending of cultures and experience, we are able to quickly develop a local presence which is supported by our international experience.

To further assist our employees in their advancement and development, we have also begun to re-evaluate our compensation system through the adoption of the Hay standard rating system. As a result, the variable portion of compensation, based on corporate and individual employee performance, has been increased.

Strengthening our Corporate Culture

Our corporate culture, characterised by a constant strive for customer satisfaction and a higher level of excellence, is our hallmark and has made us the international benchmark for quality in the outdoor advertising market. In addition to the steps described above, we undertook a number of other steps to strenghten our corporate culture in 2001.

The first involved making our shares available to all our employees, through a second savings plan available to French employees, which was created alongside the share offering to employees at the time of the IPO. 78% of eligible employees subscribed to this new plan, demonstrating their confidence in our future. The proceeds from this offering were invested in a mutual fund, FCPE JCDecaux Développement, the assets of which consist primarily of our shares.

The second step involved the drafting and publication of a Charter of Ethics. Conscious of the need to adhere to and communicate our values at a time of significant international expansion, we gathered all of the internal guidelines relating to business relations with our various partners, including local and regional governments, clients, and suppliers into the Charter of Ethics. Presented in the form of a set of guidelines available in French and English, the Charter of Ethics has been distributed to all of our managers.

Employee Profit Sharing

Employees of JCDecaux SA are eligible for a profit sharing plan. Some of our subsidiary companies also have profit sharing plans with different methods of calculation, depending on the characteristics of each plan. In 2001, the total amount paid in bonus and profit sharing plans was approximately €5.5 million for the period ending December 31, 2001.

Stock Option Plans

On March 23, 2001, our shareholders authorized the Executive Board, for a period of three years from such date, to grant stock options to employees of JCDecaux SA, any of our French or international subsidiaries in which we have at least a 50% interest, and JCDecaux Holding, to acquire up to 3% of our share capital on the date of such meeting (approximately 5,366,465 shares). Foreign subsidiaries must have generated revenues of at least €7.6 million (i.e., 50 million francs) in 2000 for their employees to be eligible to participate in the plan.

The number of options received by each employee depends on the level of his or her compensation, seniority, and status. For foreign subsidiaries with a negative EBITDA the beneficiaries' rights may be reduced proportionally, so that the proportion of options granted to employees of such company to the total number of options granted worldwide does not exceed the proportion of employees of such company to the total number of employees worldwide receiving options.

Under this plan, the Executive Board granted 3,283,684 options on June 21, 2001, 479,024 options on July 20, 2001, and 340,996 additional options on December 14, 2001, bringing the total number of options granted into 4,103,704 and the number of beneficiaries to 6,254 employees in 23 countries.

The exercise price of the options granted by the Executive Board on June 21, 2001, was equal to the initial public offering share price, i.e., €16.5, the exercise price for the options granted on July 20, 2001 was €15.46, based on the average price of the shares during the 20 trading sessions preceding July 20, 2001, and the exercise price of the options granted on December 14, 2001 was €11.12, based on the average price of the shares during the 20 trading sessions preceding December 14, 2001.

We plan to ask our shareholders to extend this authorization to 3% of our share capital on a current basis and to extend the term for a period of thirty-eight months.

Breakdown of our Employees by Geographic Zone


5%
3%
10%
35%
48%
France
Other European countries
United Kingdom
Asia-Pacific
Americas

Breakdown of Employees by Expertise

December 31	2001	2000	1999
Technical	**4,667**	4,369	4,295
Concession Relations	**447**	437	452
Research and Development	**134**	199	175
Sales and Marketing	**1,042**	899	768
Administration and Management	**1, 046**	878	811
Total	**7,336**	6,782	6,501
France	**3,495**	3,504	3,482
Outside of France	**3,841**	3,278	3,019

Breakdown of Employees by Category

December 31	2001
Directors	**119**
Managers	**1,036**
Skilled Personnel	**985**
Employees	**3,271**
Workers	**1,925**
Total	**7,336**

Environmental Strategy

As a pioneer in the enhancement of the urban environment, we actively seek to protect the environment. Our environmental strategy is focused on three priorities: developing products that blend in with the surroundings, developing multi-functional products that reduce street clutter, and reducing the environmental impact of our products through a rigorous analysis their life cycles.

Blending in With the Urban Environment: our priority

In all of the countries where we operate, we work with well known architects to develop products that blend in with the urban environment, and reflect the local culture and architecture. We develop complete lines of co-ordinated street furniture: bus shelters, waste bins, automatic public toilets, decorative columns and other information furniture equipment.

Developing Multi-functional Furniture

An important part of respecting the urban environment is to help reduce street clutter. With our multi-functional furniture, such as bus shelters that also integrate a public telephone, automatic public toilet, or an "Infobus" system, we provide cities with custom made solutions while significantly reducing sidewalk clutter. We can also integrate recycling points for batteries, glass and paper, as well as tools for measuring air quality, into our street furniture.

Life Cycle Analysis (LCA) of a Product

Manufacturing and installing quality products that respect the environment requires a systematic analysis of the life cycles of our products. LCA consists of establishing a complete inventory of the exchanges of material and energy between a product and its environment, from design to the end of its life (renovation, recycling, etc.) in order to minimise its environmental impact.

When new products are developed during the preparation of a contrat tender, our research and development team carries out LCAs that adhere to the strictest international standards (ISO 14040 and 14041). LCA enables our technical teams to precisely evaluate the flow of materials between products and their environment, in order to reduce their environmental impact.

In recent years, we have developed several new ways to protect the environment, such as:

- designing a new generation of automatic public toilets that use less water;
- optimising maintenance visits;
- installing illuminated panels that use less energy;
- recycling panels, such as our agreement with Matussière and Onyx in December 2001 to collect and recycle panels previously used by our French subsidiaries;
- decentralisation of production.

Life Cycle of one of our Products

- Manufacturing: inventory of various types of furniture, materials used, and means of transport.
- Installation: on site assembly and materials necessary for mounting.
- Operation: analysis of resources necessary for operation of products (electricity, water, cleaning products, etc.).
- End of life cycle: re-use of certain components, recycling of materials, destruction of non-recyclable or non-reusable materials.

Research and Development

A significant part of our success is due to our strong commitment to research and development, which led us to rapidly develop numerous new products since our creation.

Among our most significant innovations is the "Infobus" system, which automatically gives passengers the waiting time for the next bus, either on screens located in our bus shelters, or via fixed or cellular phones. Some of our latest generation bus shelters also feature solar panels that generate a portion of the electricity used for illuminating advertising panels. Infobus is already operational in five cities in France and Belgium, with installation planned in several other cities in the near future.

We have also developed a system to automatically detect repair needs on our advertising displays via GSM, enabling our maintenance work force to respond rapidly. This system, which has been installed on approximately 80% of our large city light panels in France, also enables us to provide highly detailed feedback to our advertising clients regarding the operational efficiency of our panels.

Recently, we have designed voice recognition information directories for airports and shopping malls, as well as plasma screens and interactive kiosks that provide interactive advertising for our clients near points of sale.

To enhance the quality of the urban environment and allow cities to communicate their own identity, we use internationally recognised architects and designers such as Starck, Foster, Stern, Bellini, Szekely, Piano, and Wilmotte to create contemporary street furniture. We also make our design studio, which is equipped with the latest technology, available to them. This studio includes 120 highly qualified engineers and technicians who work to create new generation advertising and service products.

For international bids, we use local architects to design customized street furniture that respects the character of each city. We are highly committed to respecting the environment and culture of the cities where we are present.

In recent years, JCDecaux has spent the following amounts on research and development:

- in 1999: €11.3 million in Street Furniture;
- in 2000: €20.6 million, of which €13.7 million were spent on Street Furniture and €6.9 million were spent on Transport (including on plasma screens);
- in 2001: €13.8 million, primarily in Street Furniture.

Our Business

Street Furniture

Street Furniture

In 1964, JCDecaux invented the concept of street furniture around a simple, but powerful idea: to provide well-maintained bus shelters free of charge to cities in exchange for the right to place advertising on these equipments. Street furniture is a highly effective advertising medium, since it displays advertising in city centre locations where it is otherwise typically restricted.

Today, JCDecaux is the world leader in street furniture, based on the number of advertising faces. We have an unequalled network of large cities where we market advertising space on street furniture, including concessions in 33 of the 50 largest Western European cities by population. We are also expanding our Street Furniture business in cities and shopping malls in the United States, Asia-Pacific, and Latin America. As of December 31, 2001, we had over 264,000 street furniture advertising faces located in 33 countries and 1,160 cities and municipalities of more than 10,000 inhabitants, including 624 cities in France.

Our street furniture products combine public service and design and utility for cities with advertising effectiveness for advertisers. Due to our unequalled experience and know-how, we are able to offer unique equipment that adds value to municipalities and advertisers.

Our group:

- designs a wide spectrum of innovative and high quality street furniture products to enhance the quality of urban life, such as bus shelters, citylight panels (known in French-speaking countries as "MUPIs" *(mobilier urbain pour information)*, automatic public toilets, seniors (larger format advertising panels), decorative columns, flower and newspaper kiosks, trash bins, benches, displays for municipal or public information, streetlights, street signage and roadwork displays (stationary or moveable), bicycle racks, recycling bins for glass, batteries, or paper, electronic information bulletins and interactive terminals. Much of our street furniture is designed by internationally recognised architects, such as Mario Bellini, Philip Cox, Peter Eisenman, Norman Foster, Christophe Pillet, Ligne Riveira, Philippe Starck, Robert Stern, Martin Szekely, and Jean-Michel Wilmotte.
- determines the amount of advertising space and level of revenues needed to finance a city's public service needs;
- selects advertising locations and positions that maximise the impact of our advertisements (for example, we face all of our bus shelter advertisements head-on to vehicle traffic) and simplify maintenance and poster installation;
- offers a mix of advertising and public service products that enable us to improve the appearance of the cities where we operate, while maximising the "opportunities to see" our advertising products. We design multi-functional street furniture that blends in with the city landscape, by reducing street clutter and providing the highest level of service. Examples of our multi-functional street furniture include bus shelters and decorative columns with public telephones, automatic public toilets, or point-of-sale transportation ticket vending machines.

A hey aspect of our Street Furniture business is our maintenance service, which we typically provide as part of our street furniture contracts. As of December 31, 2001, approximately two-thirds of our Street Furniture employees were responsible for maintaining our street furniture in top condition. We design and situate our street furniture to facilitate cleaning and maintenance: all of our advertising panels are back illuminated and covered with glass to allow easy cleaning, reduce poster damage, and facilitate poster changing. We require all of our maintenance employees to undergo rigorous training in our in-house facilities to ensure that they will continue our excellent reputation for maintenance service.

In 2001, Street Furniture accounted for 51.7% of our consolidated revenues.

Street Furniture Contracts

Street furniture is installed primarily in city centre locations and along the major commuting routes where vehicle traffic is the most significant. We receive, by means of concessions from land owners, the right to display advertising on street furniture structures that we install. Historically, almost all of our street furniture concessions were granted by cities or municipal authorities, giving us the right to install street furniture on public land. A small portion of our street furniture contracts are with private land owners, although we expect this proportion to grow in the future as we expand our activities in the private domain (shopping malls).

Typically, street furniture contracts require us to provide cities with urban amenities such as bus shelters, benches, public waste bins, traffic signs, electronic information boards and streetlights, as well as advertising space for public use and city maps. In exchange, we receive the right to sell advertising on a portion of the structures that we install. Sometimes we also install more traditional street furniture such as "trivision" panels. Approximately 28% of our street furniture contracts (based on 2001 revenues, excluding shopping malls) also required us to pay a fee of greater than 5% of our gross advertising revenues from the contact to our concession grantor.

We have recently expanded our Street Furniture business to shopping malls in several countries, including the United States. We began this expansion in 1998 through an agreement with the Simon Group, the leading shopping mall operator in the United States. Our shopping mall contracts typically require us to pay performance-based fees calculated as a percentage of our net contract revenues (and in a minority of cases, a minimum rental payment). This additional expense is off-set by the fact that we generally are not required to provide non-revenue producing amenities under our shopping mall contracts. We also incur much lower maintenance costs in shopping malls, where most advertising is indoors, compared with the outdoor street furniture that we provide under our municipal contracts.

Our street furniture contracts have a duration of eight to 25 years, with many of our longest contracts being in new markets. In France, the historic focus of our business activities and where we continue to have a majority of our street furniture contracts, the term is generally 10 to 15 years.

At December 31, 2001 our street furniture contracts had an average remaining term of ten and a half years (weighted by 2001 revenues, adjusted to account for our projected revenues from newly won street furniture contracts and concessions in shopping malls in the United States). However, in France the average remaining term of Street Furniture contracts is approximately six years (weighted by 2001 Street Furniture revenues). Between January 1, 2002, and December 31, 2004, approximately 7% of our street furniture contracts (weighted by 2001 Street Furniture revenues) will come up for renewal.

Historically, we have been successful in renewing our existing contracts through public bids. In France, we have successfully renewed 86% of our existing contracts that have come up to bid during the last two years. Furthermore, we have been successful in approximately 79% of the public bids in which we have participated worldwide in the last two years, and 83% in 2001 alone. Approximately 57% of our global Street Furniture revenues (based on 2001 revenues) are contractually secured until 2010 (including Paris).

Geographic Coverage

At December 31, 2001, we had 1,358 street furniture concessions and over 264,000 advertising faces worldwide. A majority of our Street Furniture activities are in Europe, and in particular in France, where we have concessions in 624 cities and municipalities, including Paris, Lyon, Marseille, Aix-en-Provence, Lille, Bordeaux, Toulouse, Nice, Toulon, and Grenoble, which are among the largest cities in France by population. Due to the international expansion of our street furniture activities over the past few years, however, France only accounted for approximately 45% of our Street Furniture revenues in 2001.

The following table breaks down the geographic coverage of our Street Furniture activities:

Countries	Number of advertising faces at December 31, 2001
France	94,300
United Kingdom	12,900
Rest of Europe (1)	131,800
Rest of World (2)	25,000
Total	**264,000**

(1) Includes Germany, the Netherlands, Belgium, Spain, Portugal, Sweden, Norway, Finland, Denmark, Austria, Croatia, Bosnia, Hungary, Italy, Ireland, Slovenia, Iceland, Czech Republic and Slovakia. Among these countries, the majority of faces are located in Germany, the Netherlands, Belgium, Sweden, and Finland.

(2) Includes Argentina, Australia, Brazil, Japan, Singapore, Thailand, Uruguay and the United States.

A key strength of our Group is our extensive presence in major cities throughout Western Europe, including in 33 of the 50 largest Western European cities by population. We estimate that our street furniture accounts for approximately 60% of the total street furniture panels in these 50 cities. In many of the countries where we operate, we believe that having street furniture concession in the key cities is essential to our ability to offer attractive national packages to advertisers. We also expect that our network of major European city concessions will enable us to offer attractive pan-European advertising networks, as this becomes increasingly important to multi-national advertisers.

The following table illustrates our presence in the 50 largest Western European cities by population:

City	Country	Population (in millions)	Principal Street Furniture Operators	
London	United Kingdom	7.19	JCDecaux	Clear Channel (Adshel)
Berlin	Germany	3.43		Wall (1)
Madrid	Spain	2.88	JCDecaux	Cemusa
Rome	Italy	2.65		
Paris	France	2.12	JCDecaux	
Hamburg	Germany	1.71	JCDecaux	
Vienna	Austria	1.61	JCDecaux (2)	
Barcelona	Spain	1.51	JCDecaux	
Milan	Italy	1.31	IGP Decaux	
Munich	Germany	1.21	JCDecaux	
Naples	Italy	1.02		
Birmingham	United Kingdom	1.01	JCDecaux	Clear Channel (Adshel)
Cologne	Germany	0.96	JCDecaux	
Brussels	Belgium	0.95	JCDecaux	
Turin	Italy	0.91		
Marseille	France	0.80	JCDecaux	
Athens	Greece	0.77		Alma
Valencia	Spain	0.74	JCDecaux	Cemusa
Stockholm	Sweden	0.74	JCDecaux	Clear Channel (Adshel)
Leeds	United Kingdom	0.73		Clear Channel (Adshel)
Amsterdam	Netherlands	0.72	JCDecaux	
Seville	Spain	0.70	JCDecaux (3)	Cemusa
Palermo	Italy	0.69		
Lisbon	Portugal	0.65	JCDecaux	Cemusa
Frankfurt	Germany	0.64		DSM
Genoa	Italy	0.64		Cemusa
Glasgow	United Kingdom	0.62	JCDecaux	
Essen	Germany	0.61		DSM
Saragossa	Spain	0.60	JCDecaux	
Dortmund	Germany	0.59		Wall/Ruhfus
Rotterdam	Netherlands	0.59		Viacom
Stuttgart	Germany	0.59	JCDecaux	
Dusseldorf	Germany	0.57	JCDecaux	Wall
Helsinki	Finland	0.55	JCDecaux	
Malaga	Spain	0.55		Cemusa
Bremen	Germany	0.55	JCDecaux	

City	Country	Population (in millions)	Principal street Furniture Operators	
Duisburg	Germany	0.53		DSM
Hanover	Germany	0.52		DSM
Oslo	Norway	0.50	JCDecaux	
Copenhagen	Denmark	0.49	JCDecaux	
Nuremberg	Germany	0.49	JCDecaux	
Dublin	Ireland	0.48		Clear Channel (Adshel)
Liverpool	United Kingdom	0.48		Clear Channel (Adshel)
Gothenburg	Sweden	0.46	JCDecaux	
Dresden	Germany	0.46	JCDecaux	
Antwerp	Belgium	0.46	JCDecaux	
Leipzig	Germany	0.45	JCDecaux	
Lyon	France	0.45	JCDecaux	
The Hague	Netherlands	0.44	JCDecaux	
Sheffield	United Kingdom	0.43	JCDecaux	Clear Channel (Adshel)

Source: Government census reports and T. Brinkhof: The Principal Agglomerations of the World (December 31, 2000 http://citypopulation.de).

(1) JCDecaux SA has an 11.1% interest in Wall.

(2) We carry out our activities in Vienna through our affiliate Gewista, in which we have a 67% interest.

(3) We carry out our activities in Seville through our affiliate Planigrama, in which JCDecaux SA has a 49% interest.

In 2001, concessions in these cities accounted for approximately 40% of our European street furniture revenues and had an average remaining contract term of approximately 10 years (weighted by 2001 revenues).

To further reinforce our global position in Street Furniture, we are continuing to expand abroad. We believe that a number of attractive new concessions will be offered in the next few years, including in New York and London. One of our principal focuses is the United States, where we won our first street furniture contract in 1994 in San Francisco. In November 2001, Chicago, third largest advertising market in the United States, awarded us a 20 year street furniture contract. Together with Viacom, we have also entered into a street furniture contract with Los Angeles. This 20-year agreement is one of the largest street furniture contracts ever awarded.

A key part of our expanding activities in the United States will also be our shopping mall Street Furniture activities. We view shopping malls as the "downtown" of much of the United States, offering similar opportunities for street furniture as traditional city centre locations in Europe. In addition to offering a large audience, shopping malls have the advantage of being commercially oriented, giving advertisers who choose to advertise on our street furniture the opportunity to place their advertisements close to points of sale. Our shopping mall contracts include some of the most prestigious malls in the United States, including Roosevelt Field in New York (New York), The Mall in Short Hills (New Jersey), Water Tower Place in Chicago (Illinois) and Century City and the Beverly Center in Los Angeles (California).

At December 31, 2001, we had entered into master agreements with several major shopping mall developers covering up to 230 shopping malls, many of which are located in major metropolitan areas. Under the terms of these master agreements, the shopping mall developers must require the individual shopping malls that they control to sign individual contracts with us. If they do not control a shopping mall but have an interest in it, they must make a good faith effort to get such malls to sign individual contracts with us. At December 31, 2001, we had installed street furniture in 97 shopping malls.

We have also begun to introduce the concept of placing street furniture panels successfully in shopping malls in other markets. As at December 31, 2001, we had street furniture panels installed in approximately 270 shopping malls in seven countries in Europe (Belgium, France, Portugal, Ireland, Spain, Sweden and the United Kingdom) and have plans to expand this concept to the Asian market and Argentina.

We are also expanding our street furniture activities in Asia and Latin America, where we believe there is significant potential for development. We currently have Street Furniture activities in Australia, Thailand, Korea and Singapore. In Latin America, where the concept of street furniture remains very new, we intend to target the main capitals. After having won significant street furniture contracts in Brazil (Salvador de Bahia) and in Uruguay (Montevideo) in 2000, we won contacts in Argentina (shopping malls and gas stations in Buenos Aires) in 2001.

Marketing and Sales

We market our street furniture as a premium quality advertising medium. We maintain a sophisticated database that permits us to analyse the social and demographic characteristics of the areas where we have street furniture. This permits us to offer our advertisers both "mass media" audience exposure as well as access to more targeted audiences.

We also have a simulation system that we use to assist our advertisers in designing their advertising campaigns. The system allows advertisers to view a computer generated map of their proposed advertising campaigns several months before they begin, and to modify their campaigns so as to maximise the impact of their advertising.

We offer short-term seven day advertising campaigns, a concept that we originated in order to allow advertisers to maximise their "share of voice" (advertising coverage) over a given period within a specified area. Seven day advertising is essentially an "unbundling" of our advertising space compared to longer campaigns, which allows us to increase the number of faces available for new advertisements at the beginning of each week (amounting to nearly a third of our advertising faces in France, for example) and to give our advertisers the opportunity for maximum advertising coverage. In this manner, we are also able to maintain a high occupancy rate on our street furniture, averaging more than 85% across our network in 2001.

All of our advertising space is sold by our own sales force to advertising agencies or brokers that specialise in selling advertising space. Generally our contracts with advertisers are irrevocable and are entered into four to six months before the start of a campaign, particularly in France and in Germany. Our rates are specified on standard rate cards, and it is our policy not to offer discounts from our rate cards other than volume discounts. Rates across our network may vary in our principal markets according to the size of the city where the panels are located, the season and the occurrence of special events, such as the Olympic Games or the World Cup in soccer.

Sales and Lease of Street Furniture and Related Services

Although our principal business is to make street furniture available to cities in exchange for the right to place advertising on it, we also sell, lease and maintain street furniture in certain localities in exchange for a periodic free. We conduct such activities principally in France and the United Kingdom.
In 2001, sales and lease of street furniture represented 13.9% of our Street Furniture revenues, or 7.2% of our total revenues.

Billboard

We are the number one Billboard advertising company in Europe by number of faces. Following our partnership in April 2001 with the number one Austrian company in outdoor advertising, Gewista, we now have more than 193,000 display faces in 23 European countries and 3,000 European cities of more than 10,000 inhabitants.

In 2001, Billboard accounted for 26.7% of our consolidated revenues.

Our billboards generally appear prominently near principal commuter routes and provide our advertisers with premium access to a wide range of audiences. Our network includes leading positions in major cities such as Paris, Brussels, London, and Madrid, as well as broad territorial coverage in their respective countries. We are represented predominantly by Avenir throughout continental Europe and by the company formerly known as Mills & Allen throughout the United Kingdom (it was rebranded under the JCDecaux name as of April 1, 2001).

Our partnership agreement signed in April 2001 with Gewista, which sells advertising on 42,000 billboard faces and 3,600 street furniture faces in Austria, as well as more than 20,000 advertising faces in nine countries throughout Europe, has allowed us to extend our geographic coverage to five additional countries in Central Europe: Austria, Slovenia, Croatia, Yugoslavia, and Bosnia. In addition, this partnership allowed us to strengthen our presence in Bulgaria, Hungary, Poland, the Czech Republic, and Slovakia. We are also present in Portugal, Belgium, Italy, Spain, Sweden, Ireland, Thailand, and Australia.

Our Billboard activities also include the creation and display of neon signs for our advertisers. Present in 14 countries, our network includes 168 neon signs located in the major European capitals, and our goal is to become stronger in Asia/Pacific and Central and Eastern Europe. In 2001, this activity generated revenues of €10 million.

Our Product Offering

Our billboard network enables us to offer a broad range of packages to our advertisers. These packages range from a general coverage package, offering advertisers a true "mass media" audience in a selected geographic area, to more specific packages that offer contact with audiences having certain economic, demographic or social characteristics.

The sizes and dimensions of our billboards vary across our network due primarily to local regulation. In all areas, though, our billboards and neon signs are characterised by a high level of quality and visibility, which is essential to attracting our advertisers' target audience. Our premium billboards are also illuminated, which we estimate increases their audience size by up to 40%. In France, approximately 25% of our billboards are illuminated.

Most of our new billboards feature successful street furniture concepts such as back-illumination and scrolling panels, both of which we intend to continue to incorporate into our billboards. The use of so-called "trivision" or scrolling panels increases the number of faces that can be marketed per display and creates new marketing opportunities, such as time-sharing.

Beginning in 2000, we have invested significantly to improve the quality of our billboard networks, principally in France and in the United Kingdom. In premium locations, fixed panels have been replaced with new generation 12x18 meter scrolling panels, called *Vitrines*. Upgrading our billboard inventory enables us to reinforce the attractiveness of billboards to advertisers. As of December 31, 2001, nearly 800 *Vitrines* had been installed in France and 200 in the United Kingdom.

In 2001, together with CARAT, the number one French media group, we carried out a survey designed to compare the impact of advertising on fixed panels and on scrolling panels. This study measured the impact of a billboard campaign on fixed panels in Clermont-Ferrand with that of a campaign on scrolling panels in Montpellier, the networks having the same number of faces. Results showed that a campaign posted on scrolling panels has as much impact as a campaign posted on fixed panels, even though exposure time on scrolling panels is shorter.

Land Rental

We lease the sites of our billboards principally from private landowners and, to a lesser extent, from municipalities and railway authorities. We also own certain sites in the United Kingdom where we install billboards. With private landowners we typically enter into short-term contracts (usually 6 years) for one or more sites and pay rents directly to the landowner.

We also have a few large contracts with universities and real estate companies. Contract lengths vary greatly throughout our network, often as a result of local regulation, but generally do not exceed 5 or 6 years and provide for automatic renewal. Municipalities and railway authorities usually franchise certain advertising rights, granting us the right to install display panels on their property for a fixed period of time.

In response to the economic downturn in 2001, the Group has started negotiating reduced rental payments under our billboard contracts with private landowners, particularly in France and Spain.

Geographic Coverage

We have over 193,000 display faces in 23 European countries. The majority of these panels are situated along the principal commuter routes that run within and around the major cities in each country. At December 31, 2001, we had 53,222 billboard faces in France. Our most significant city was Paris where we had 1,517 display faces, or approximately one-third of the total billboards in that city.

As part of our Billboard activities, we also offer advertising on neon signs. In 2001, our advertising revenues from neon signs represented 2.4% of our Billboard revenues and 0.6% of our consolidated revenues. Our neon sign advertising activities are principally located in France (46% of our total business), but we are also developing this business in other countries such as Spain, Poland, Hungary, and Belgium.

The following table sets forth information regarding the geographic coverage of our billboards:

Country	Number of display faces as of December 31, 2001
France	53,000
United Kingdom	13,000
Rest of Europe [1]	127,000
Total Europe	**193,000**

(1) Includes Germany, Austria, the Netherlands, Belgium, Italy, Spain, Portugal, Ireland, Sweden, Norway, Finland, Denmark, Bosnia, Bulgaria, Yugoslavia, Croatia, Slovenia, the Czech Republic, Hungary, Poland, and Slovakia. Most of the advertising faces are in Austria, Belgium, Spain, Portugal, Italy, the Czech Republic, and Hungary.

Marketing and Sales

We accommodate the needs of our diverse clientele by offering high quality advertising packages in prime locations, which provide them with access to their target audiences. Our clients are both national and local advertisers. We also have strong relationships with media buyers and advertising agencies, which typically serve as intermediaries between our advertisers and us.

A large proportion of our business comes from short-term seven to 15 day advertising campaigns, although in some countries, such as France, long-term packages averaging from one to three years also contribute significantly to our revenues. Long-term packages tend be purchased to provide directions to the location of a particular advertiser or to promote its corporate image. We are able to post a nation-wide campaign in France within 24 hours.

Unlike Street Furniture advertising, prices may be discounted from our standard rate cards, consistent with market practice. We have developed a system that allows our sales force to optimise billboard sales. This "yield management" system allows us to follow the evolution of offer and demand in real time, potentially offering discounts to advertisers in order to sell each billboard network at the highest possible price.

Each of our advertising packages is assembled in conjunction with audience measurement techniques that we helped to develop. These include Affimétrie in France, POSTAR in the United Kingdom, GEOMEX in Spain and SUMMO in the Netherlands, which provide audience measurement and analysis for billboard advertising similar to that which is available for broadcast media such as radio and television. These tools are further complemented by Geo-Logic, a proprietary market analysis tool that permits us to study the socio-demographic characteristics of the areas where our structures are located. We use this data to create advertising packages that focus on particular characteristics, such as age, income, internet usage or the proximity of panels to particular retail stores. This statistical information has also helped us in optimising the placement of our panels and selecting new sites.

Based on our market research regarding the audiences that come into contact with our billboards, we offer a variety of short-term advertising packages aimed at meeting our advertisers' various needs and objectives. For example, advertisers can buy display faces that provide them with homogenous regional coverage, focused coverage in a key city, or particular settings such as grocery stores or metro stations.

Time-sharing is the latest example of how our geo-marketing expertise and state-of-the-art network of billboards can work together to best serve our advertisers. With the advent of scrolling billboards and remote control technology, we are now able to manage in a very precise manner the display face that appears on a billboard at a given time. Based upon our measurements of the audiences likely to come into contact with each scrolling display panel during the course of a day, we now offer our advertisers the option of targeting their potential audience at the times that such audience is most likely to be in the vicinity of a given billboard. Along the Paris *périphérique* (ring road), for example, we now sell separate advertising packages on our panels during the morning, afternoon and evening hours.

Transport

Our Transport advertising business includes the world's leading airport advertising business, advertising concessions in metros, trains, buses, trams, and other mass transit systems, and the Eurostar terminal and Eurotunnel advertising concessions. We have over 152 airport concessions, including concessions in the largest international airports, and also manage advertising for 30 mass transit systems, with a total of 122,000 faces in 17 countries.

In 2001, our Transport revenues represented 21.6% of our consolidated revenues. Airport advertising accounted for 63% of our Transport revenues, with "inflight" revenues accounting for 7% and advertising in trains and metros accounting for 30% of the remaining revenues.

Airport Advertising

Although it is difficult to obtain reliable industry sources for airport advertising, we estimate that we accounted for approximately 35% of worldwide airport advertising revenues in 2001, and that we are the leading airport advertising company in the world.

Grouped around the single tradename "JCDecaux Airport" since 2001, we are present:

- In Europe, with 91 airports, 3 of which are the largest in Europe: Paris, London, and Frankfurt. We handle the concessions for 45 airports in France, including those of the *Aéroports de Paris* (Charles-de-Gaulle and Orly), the 7 British airports operated by the British Airport Authority (BAA) (including Heathrow, Gatwick, and Stansted), the Frankfurt airport (in partnership with the Frankfurt airport authority) in Germany, the Stockholm airport (Arlanda), 17 airports in Spain (including Barcelona, Malaga, and Alicante), and all of the Portuguese and Polish airports. In addition, thanks to our partnership with IGP-RCS in Italy, we now operate the concessions in the Milan airports, Malpensa and Linate.
- In Asia, we have the concession for the new Hong Kong airport (Chek Lap Kok), the major entry point for the region.
- In the United States, with concessions in 51 airports, including New York (JFK and La Guardia), Houston, Philadelphia, Miami, Seattle, and Washington D.C.
- In Mexico, where we won the advertising concession for the 9 airports in Southeastern Mexico, including Cancun, Meria, and Cozumel, which are managed by our partnership UDC JC Decaux Airport.

The following table sets forth our activities in the top 10 destinations by international passenger volume in 2001:

City	Passengers (in millions)	Concession Holder
London	116	JCDecaux
New York	92	JCDecaux
Chicago	88	Clear Channel (TMI)
Tokyo	84	Local company
Atlanta	80	Clear Channel (TMI)
Paris	71	JCDecaux
Los Angeles	68	No advertising
Dallas	68	Clear Channel (TMI)/JCDecaux
Frankfurt	49	JCDecaux / Fraport (1)
Houston	44	JCDecaux

Source: ACI Traffic Data

(1) We have a 39% interest in a partnership with the Frankfurt Airport authorities that is responsible for the airport's advertising activities.

In seeking airport concessions, we target major international airports that are attractive to large international advertisers. We believe that our experience to date in managing airport concessions and the synergy between Airport and Street Furniture advertising, place us in a strong position to interest airports that handle their own advertising, including Charlotte (USA), Amsterdam, Munich, and Vienna, and several others that currently have no advertising, such as Los Angeles (USA).

Audiences in international airports are particularly sought after by advertisers because typically they include a high percentage of business travellers, which are difficult to reach by another medium, which spend a considerable amount of time waiting for their planes and baggage and which are relatively accessible and willing to consider an advertiser's message. Airport advertising represents one of the only ways that advertisers can gain access to this audience. The volume of passengers in airports has grown at an average annual rate of 5.9% between 1995 and 2000.

We seek to obtain the exclusive right to place advertising in airports under concessions granted by the authorities that operate the airports, most of which are government or quasi-government authorities. Concessions are typically granted through competitive bids, for a duration that typically ranges from five to ten years. At December 31, 2001, the average remaining term of our airport advertising concessions was approximately three years (weighted by 2001 revenues), and a majority of our contracts were exclusive.

As our initial capital investment and ongoing maintenance expenses are typically much less than for our street furniture contracts, we pay a percentage of our advertising revenues to airport authorities under our concession agreements (about 70%, depending on the airport).

We design and position our airport advertising structures to blend in with the overall design of the airport terminals and to provide our advertisers with the best exposure and impact upon their audience. Our products include wall mounted panels, dioramas, free standing panels, presentation stands, and trolleys, as well as voice recognition airport directories, plasma screens that display dynamic and interactive advertising and interactive kiosks that permit on-line advertising. These panels are placed where passengers tend to congregate, such as check-in areas, passenger lounges, gate areas, passenger corridors and baggage carousel areas. These panels offer advertisers the opportunity to interact with their target audience close to points of sale.

We also build custom-made structures for our advertisers, such as oversized models of their products, which we design and locate so as to have a maximum impact on vehicle traffic coming to and leaving from the airport.

We sell advertising packages for individual airports, as well as packages that allow international advertisers to display their advertisements in multiple airports around the world. We also offer our advertisers access to more specific audiences, including packages that focus their campaigns upon first class passengers, domestic passengers or outgoing international passengers. We were the first airport advertising company to develop a transport audience measurement system, called RADAR, which we use to map the location of our advertising panels by retail proximity and to determine the socio-demographic characteristics of their potential audience.

We have advertising concessions in airports located in eleven countries.

The following table breaks down our airport advertising concessions by geographic region as at December 31, 2001:

Country/Region	Number of Airports	Number of Advertising Faces
France	45	4,500
United Kingdom	8	2,350
Rest of Europe [1]	38	5,035
Americas [2]	60	8,110
Asia-Pacific [3]	1	505
Total	**152**	**20,500**

(1) At present, all of our airports are located in Spain, Germany, Italy, Poland, Portugal, and Sweden.

(2) All of our airports are located in the United States and Mexico.

(3) We have the concession for the Hong Kong airport.

Metro and Other Transport Advertising

We have advertising concessions for the metro systems in Hong Kong, Singapore, Barcelona, Vienna, Bilbao, and Rome. The Hong Kong metro contract is one of the largest in the world, and we believe it gives us a strong base for expanding our metro advertising business in Asia. We also have concessions for the Heathrow express train airport link in London, an area that we believe has significant growth potential. In 2001, we were awarded several contracts in Australia, including the one for the buses in Adelaide and the tramway, buses and rail stations in Melbourne. We also renewed our concession for the Rome metro for an additional five years and extended its presence to include Milan, through our partnership IGP Decaux.

Metro audiences are similar to Billboard and Street Furniture audiences. We use similar geo-marketing techniques (time-sharing, networks tailored to specific audiences) to maximise the audience of each network and the impact of our advertisers' campaigns.

Through our partnership with Gewista, we are successfully marketing video advertising in the 34 stations of the Vienna metro. This "Infoscreen" system involves placing monitors on the metro platforms and in certain trains, which show a variety of short programs providing general information, animation, weather forecasts and, of course, advertising. The "Infoscreen" monitors have been enthusiastically received by passengers and reach an audience of 3 million contacts per week.

The duration of our metro contracts is typically between three and seven years. The average remaining duration of our contracts as of December 31, 2001, was three and a half years (weighted by 2001 revenues). As the initial investment and ongoing maintenance requirements of metro concessions are typically lower than those required in street furniture contracts, we pay the concession grantors a percentage of our revenues.

We also have the advertising concessions for the Eurostar terminal in London and the Eurotunnel. Together with our concessions at London's airports, we offer advertisers the opportunity to have their advertising campaign reach approximately 75% of all travellers entering or leaving the United Kingdom.

Our Advertisers

Our principal advertisers include leisure companies, food stuff companies (Nestlé, Kraft, Danone) and retailers (Mulliez/Auchan, Kingfisher, H&M), the major luxury goods companies (L'Oréal, LVMH, and Chanel), household products companies (Unilever, Procter & Gamble), automobile companies (Renault/Nissan, Peugeot, Ford), and telecommunication companies (France Télécom/Orange, Vodafone, Nokia, Siemens). In 2001, although leisure companies remained our most important sector, foodstuffs, luxury and beauty products, and the automobile industries increased their advertising spending with us significantly.

The following table breaks down our approximate advertising revenues by industry in 2000 and 2001:

Industry	% of revenues	
	2000	2001
Leisure	13.6	12.4
Foodstuffs	8.6	10.3
Luxury and beauty products	8.0	8.7
Retail stores	6.6	8.3
Automobile	7.2	8.1
Telecommunications/technology	9.4	7.7
Finance	7.2	7.6
Fashion	6.3	7.0
Travel	5.8	5.9
Services	6.4	5.4
Wine and Spirits	3.5	3.3
Tobacco	2.4	2.3
Beer	2.5	2.2
Government	-	2.2
Internet	5.1	1.9
Restaurants and other	7.4	6.7
Total	**100**	**100**

In 2001, wine and spirits advertising represented 5.5% of our total revenues (2.2% of which came from beer advertising) compared with 6.0% in 2000 and tobacco advertising represented 2.3% compared to 2.4% in 2000. In light of the increasing number of countries that have banned tobacco companies from advertising their products on outdoor advertising media, this amount is likely to decrease in the future.

Advertising sales to Internet companies and for Internet-related services represented only 1.9% of our consolidated revenues in 2001 compared with 5.1% in 2000.

In 2001, no advertiser alone accounted for more than 1.6 % of our consolidated revenues. Our ten largest advertisers are: Nestlé, L'Oréal, Unilever, Renault/Nissan, PSA, LVMH, Ford Motors, Vodafone Group, Vivendi, and Hennes & Mauritz.

Characteristics of our Contracts with Advertisers

- Advertising campaign contracts are either directly entered into with advertisers (from all types and sectors) or, as is more often the case, through advertising space specialists.
- Contracts are generally one of two types:
  - short term: for a duration of 7 days
  - long term: for a duration of 6 to up to 36 months
- Most often, contracts pertain to one advertising campaign and specify the panels reserved, the unit prices and the overall budget, the week of advertisement and the applicable taxes.
- Once the campaign is launched, the actual advertisements posted are checked against the terms of the contract.
- The billing for the campaign is calculated on the basis of the actual advertisements posted.

Other Information About our Business

Regulation

Our outdoor advertising business is subject to significant regulation by national and local authorities in the countries in which we operate. In general these laws restrict the nature, density, and location of billboard advertisements and the type of products that may be the subject of such advertisements.

In France, the Environmental Code (*Code de l'Environnement*, law No. 79-1150 of December 29, 1979) sets forth the general rules applicable to outdoor advertising visible from a public roadway. The law permits advertising within urban areas subject to certain conditions and prohibits advertising in rural areas, on nature reserves, and on buildings of historic significance without express permission of local authorities. In urban areas of less than 10,000 inhabitants, no display panel may be larger than 16 square meters or 7.5 meters high. Illuminated signs also have particular size restrictions and typically may only be installed with community approval, which is granted on a case by case basis. Local authorities may also decide to limit or prohibit advertising within their community. Under a regulation adopted in 1996, any new advertising panel must receive the prior approval of local authorities.

In Belgium, a recent law *(Réglement Regional Urbain de l'agglomération bruxelloise)* places similar limits on advertising panels in Brussels and its surrounding regions.

In the United Kingdom, outdoor advertising is regulated by the *Town and Country Planning (Control of Advertisements) Regulations* of 1992. Like the French regulatory scheme, it permits advertising subject to certain conditions on location, size, content and illumination. Although most billboards require the express consent of local planning authorities before they may be erected, an application may not be denied unless the billboard threatens public safety or overall harmony of an area.

In Portugal, the law of April 24, 1998 prohibits outdoor advertising outside of urban areas. The law of July 29, 1976 requires operators of advertising displays to obtain an annual license, the delivery of which is linked to the payment of taxes. Local regulations govern the location of advertising displays.

In Italy, the laws 507/93 and 285/93 establish rules similar to those in force in Portugal.

In Germany and in Austria, outdoor advertising is regulated by the terms of the Highway Code (*Code de la Route*) and of the Construction Code (*Code de la Construction*), as well as by the specific rules at each Lander. No specific national legislation applies.

Street furniture advertising panels in France are also restricted as to their size, and those street furniture pieces reserved for information of a general, local or artistic nature must reserve at least half of their advertising space for such information. Although street furniture falls within the scope of the regulatory scheme in the United Kingdom, the consent of the municipal authority with respect to the street furniture is typically obtained at the same time as that of the local planning authority.

Certain countries also have more specific limits regarding the form and subject matter of advertising that may be displayed outdoors. In France, for example, all text on outdoor advertising must be in French (or provide a suitable translation). More typically, advertisements regarding alcohol must be accompanied by a health disclaimer in countries such as France and the United States, and outdoor advertisements for tobacco products are banned in many countries, including France, Italy, the United States and Hong Kong, as well as in Germany, the Netherlands and Spain.

To the best of our knowledge, no legislation is proposed that would significantly affect our ability to install and operate advertising displays. Local regulations, however, are tending to reduce the overall number of advertising displays.

Our Contracts

The Public Bid Process

Most of our Street Furniture and Transport advertising contracts that we enter into today with governments and public authorities are subject to a public bid process.

In France, the public bid process is governed by detailed rules regarding competition, publicity and procedures required by this process. In order to ensure fair competition, bid rules also require us to reinvest in new urban amenities even when an existing contract is renewed. If the procedures are not complied with, an administrative judge may cancel the relevant contract and a legal proceeding may be brought against the company. In addition, under French law, any governmental or local authority that is a party to a public contract has the right to partially or fully terminate such contract for reasons of public interest, regardless of whether the contract provides for such a termination right. In such a case, the private party is legally entitled to compensation for at least a portion of the net value of its investments and its operating costs and, in certain limited situations, may be awarded lost profits. While we have rarely had a contract terminated for public interest reasons, we cannot assure you that this will continue to be the case in the future and, if so, that we would receive an amount sufficient to cover our costs and the loss of future profits.

In France, Decree No. 20-01/210 of March 7, 2001 of the *Nouveau Code des Marchés Publics*, which took effect as of September 9, 2001, provides that contracts that involve money payments by a public entity fall within its scope. Applying this rule, our public street furniture contracts (which do not cost municipalities any money) should no longer fall within its scope. But because this law is new, we cannot be certain of the ultimate interpretation of the law.

Principal Terms of Street Furniture Contracts

Our street furniture contracts usually take the form of concession agreements with cities or municipal authorities. In certain countries, the city's governing body must approve the contract before it may be executed. Contracts tend to differ based upon the needs of the city, the amount of non-advertising street furniture that they require, and the level of involvement they seek to have in the management of the street furniture program. Some of the principal terms common to most of our street furniture advertising contracts include the following:

- Terms ranging from eight to twenty-five years. The contracts are generally terminable in the event of a material breach as well as for reasons relating to the public interest.
- We are obliged to install and maintain the street furniture at our own expense.
- We receive the right to advertise on certain of the street furniture that we install. Under some contracts, we also receive the exclusive right to install additional street furniture of the same type or to carry out advertising activities in the areas covered by the agreement. In general, the contracts provide for installing additional street furniture to meet the city's evolving needs.
- The initial location of street furniture is generally subject to common agreement. The nature and content of the advertisements that we post is typically subject to certain limitations set forth in the contract, as well as periodic review by city authorities.
- Under certain circumstances, the cities may request that we relocate display panels to an alternative location in the city. This is often at our expense for relocation of 3% to 5% of the panels annually, then at the city's expense.
- In most cases we retain title to all street furniture that we install. Upon the expiration or early termination of an agreement, we may offer (or be required to offer) the city the opportunity to purchase the existing street furniture, or we may remove it at our own cost.

In France, as a result of a July 1998 decision by the French *Conseil de la concurrence* (the French competition authority), the terms of our street furniture contracts in France are subject to certain limitations. In particular, contracts entered into after July 1998 may no longer contain an automatic renewal provision and may not apply a separate term to additional street furniture installed under the contract.

Concerning our non-advertising street furniture contracts, we generally receive a rental fee in consideration for our installation, maintenance and upkeep of such equipment.

Principal Terms of Transport Contracts

Airport and metro advertising contracts vary considerably. This variation depends upon the extent to which the transport authority seeks an active role in managing and determining the content of the advertising that appears in its terminals. This choice of approach may affect contract terms such as title to the display panels, termination rights, the degree of exclusivity that the authority is willing to give, and the location and content of the display panels. Some of the principal terms common to most of our transport advertising contracts include:

- A term of five to ten years. Certain contracts are subject to early termination upon two or three months notice. Other contracts permit early termination only in the event of a material breach of the agreement and failure to cure.
- We pay a fee that varies according to our revenues, subject to a guaranteed minimum fee in certain instances.
- Depending upon the requirements of a particular transport authority, we typically design, build, install and maintain, at our own expense, wall panels, dioramas, free standing panels, courtesy phone centres, and bus shelters. We also provide certain transport authorities with flight or train monitors, advertising space and informational materials such as maps.
- We may receive exclusive or non-exclusive rights to conduct advertising activities in a part or all of a transport authority's terminals. Some authorities also extend our rights to outdoor bus shelters and terminal arrival platforms.
- The initial location of display panels is generally subject to common agreement. Quite often, however, the content of the advertising and the rates charged may be subject to the approval of the transport authority. Our rights also may be limited in these respects by airlines that have sub-leased space from an airport authority and that may, as a result, have certain rights to determine the location and content of advertising displays in such areas.
- Relocation of displays depends on the terms of the particular agreement, ranging from all relocations being at our cost to all being at the cost of the transport authority.
- Depending upon the contract, we either retain title to the advertising fixtures or sell them to the transport authority upon installation. In the former instance, some transport authorities may buy (or require us to sell) certain advertising fixtures upon the termination or expiration of the contract.

We also have certain billboard advertising agreements with municipalities and public authorities, including the Paris metropolitan region, the London regional rail authorities, and certain municipalities in Spain. Typically, contracts with these authorities grant us the right to install display panels for a fixed period of time on public property, including the land on which trains operate and municipal property along highways.

Private Contracts

Contracts to build advertising structures on private land are obtained either through direct negotiations with the landowner or through an open bid process.

Principal Terms of Billboard Advertising Contracts

A billboard advertising contract usually takes the form of a lease agreement that we enter into with private landowners. In certain countries, including France, the terms of these lease agreements are regulated by law. Some of the principal terms common to most of our billboard advertising contracts include:

- A term of up to six years in France, with automatic renewal from year to year thereafter. This term may be longer in countries where the term is not limited by law.
- We have free access to the site to the extent necessary for us install and maintain the billboards.
- The agreements provide for the type of structure and the nature and size of the bills that may be posted on the site, and for the rent paid to the lessor.
- The lessor is responsible for ensuring that the billboards remain visible and unobscured by vegetation.
- In the event of a material breach of contract that is not cured in a timely manner, a change in applicable regulations or a significant change in the value of the site, we may suspend or terminate the contract.

Principal Terms of Shopping Mall Street Furniture Contracts

Shopping mall street furniture contracts usually take the form of a master concession agreement with a shopping mall developer and then a separate lease agreement with the manager of each mall property. The terms of the leases typically track the terms of the master agreement, but vary as to certain terms depending upon the size, layout and quality of the mall. The master concession agreements require developers to offer us the opportunity to advertising concession rights in all malls that they control, and to use their best efforts to induce malls in which they have an interest but do not control to enter into street furniture contracts with us. Any new malls acquired or developed by the developer during the term of the master agreement must also be offered to us. Some of the principal terms common to most of our shopping mall street furniture contracts include:

- A term of 15 years, subject to early termination in the event of a material breach of the agreement by either party.
- We are obliged to design, build, install and maintain, at our own expense, wall panels, free standing panels and information directories.
- We receive the exclusive right to use the common areas of the mall to sell commercial advertising space on fixed and scrolling display panels in return for a fee that varies according to our revenues, subject to a guaranteed minimum fee in certain instances. The location of the panels is initially subject to common agreement. Certain advertising may be prohibited by shopping mall managers, such as advertisements by competing shopping malls or by stores that compete with those in the shopping mall. We do not have any rights with respect to the publicity posted by third-party tenants on their own property.
- Under certain circumstances the mall manager may request that we relocate display panels, at our own expense, to an alternative location in the mall.
- We retain title to all display panels and information directories that we install. Upon the expiration or early termination of an agreement, we may offer the mall manager the opportunity to purchase the existing panels and directories or we may remove them at our own cost.

Manufacturing

The manufacturing process largely consists of two processes: the manufacture and installation of advertising supports such as street furniture and the weekly preparation of advertising posters for distribution throughout our panel network.

We subcontract the manufacture of our street furniture and billboard structures to a variety of third parties. In 2001, no subcontractor accounted for greater than 8% of our annual manufacturing costs. Much of our street furniture is also assembled by third party contractors, although we assemble the most complicated items, such as the automatic toilets and the rotating decorative columns, ourselves. Finally, all quality control inspections, installation and repairs are carried out by our own specially trained service technicians.

The advertising posters are supplied by the advertisers. We then prepare ourselves all of the advertising posters that appear on our advertising panels prior to distributing and posting them throughout our network. Our two major facilities for preparing advertising posters destined to appear on our street furniture are located in Plaisir and Lyon, France. We also have similar but smaller facilities located outside of France.

Rotating posters are assembled in such facilities by joining together posters provided by our advertisers and long-term posters are laminated. The posters are then rolled and sorted for distribution throughout our network.

Traditional non-rotating billboard posters are prepared for distribution at other facilities that we maintain. We principally use paper advertising posters in our billboard network.

Competition

We face competition in the outdoor advertising market from several international outdoor media groups, as well as various national, local and niche players, particularly in the Billboard. Our principal competitors in substantially all of our activities and regions are Clear Channel and Viacom (Infinity) and their respective affiliates. Our other major competitors in the principal countries where we operate include the following:

- *France:* Metrobus (transport) and Liote/Citylux (neon signs).
- *United Kingdom:* Maiden (Citylight panels and billboards), Van Wagner (billboards), Scottish Radio Holdings (Citylight panels and billboards) and Scottish Media Group (Citylight panels and billboards).
- *Germany:* DSM (street furniture and billboards), Stroer (street furniture and billboards), AWK (billboards), Wall (street furniture), Degesta (street furniture) and DERG (street furniture and billboards).
- *Spain:* Cemusa (street furniture).
- *United States:* Lamar Advertising Company (billboards), Interspace (transport), Regency (billboards), Adams Outdoor (billboards), Van Wagner (billboards and telephone booths) and Tri-State/PNE Media (billboards).
- *Australia:* APN (transport).

In other countries, we have numerous local competitors, some of whom are the leaders in their particular business activities.

In general, we also compete for advertising revenues against other media such as newspapers, magazines, television, radio and the Internet.

Seasonality

Advertising spending is highly dependent on the general condition of the economy. Frequently in periods of lower economic activity, companies cut their advertising budgets more severely than they reduce spending in other areas. Consequently, our advertising activity is dependent on the business cycle. Street furniture, however, is less vulnerable to these economic swings due to the exceptionnal quality of our networks and the location of our furniture in cities, which limits the effect on such activity variations.
We succeeded in maintaining growth in Street Furniture revenues during the recessions that occurred in France in 1994,1995,1996, and 2001.

Street Furniture is also characterized by long reservation periods for advertising campaigns, up to one year at times, which moderates the effect of business cycle variations.

Traditionally, especially in France, our business slows down in July and August and during January. To offset these slowdowns, we grant discounts off our advertising prices during July and August.

Intellectual Property

We own and protect through exclusive rights (trademarks, registered design and patents), both in France and in the principal countries in which we are present, the intellectual property that is necessary to our business. In particular, the "JCDecaux" trademark is protected in many countries throughout the world. More than 400 designs and registered models, as well as more than 150 secondary trademarks for bus shelters, Morris columns, billboards and interactive kiosks, many designed by world-renown architects (including Lord Norman Foster, Jean-Michel Wilmotte, Renzo and Matteo Piano and Gae Aulenti) have also been registered in France and abroad. Technical innovations such as Infobus, voice recognition kiosks and automatic public toilets are protected by patents. We protect more than 70 inventions in France and abroad.

The main exception to our exclusive ownership of the industrial and intellectual property rights used in our business and marketing activities is the name "JCDecaux Communication Extérieure", which we registered but which Mr. Jean-Claude Decaux and JCDecaux Holding also have rights to. Pursuant to an agreement for the utilisation of trademarks, entered into among Mr. Jean-Claude Decaux and JCDecaux Holding, we and our subsidiaries expressly have the right to freely use and register the "JCDecaux" and "JCDecaux Communication Extérieure" trademarks, as well as any other trademark including the term "JCDecaux" in the operation and marketing of advertising spaces appearing on street furniture, billboards or illuminated advertising fixtures. Mr. Jean-Claude Decaux and JCDecaux Holding have undertaken not to use such trademarks in the conduct of such businesses.

Facilities

All of our facilities are owned by us or leased pursuant to commercial leases.
Certain of these facilities are owned by entities that are owned or controlled by members of the Decaux family, including our corporate headquarters in Neuilly-sur-Seine, and our other facilities in Plaisir, Maurepas and Puteaux, each a suburb of Paris, and in London, Brussels and Madrid. The terms and conditions of these leases are similar to those negotiated by the Company with third parties on an arm's length basis. As of December 31, 2001, the rents that we paid pursuant to commercial leases to the Decaux family totalled €6.7 million.

Our operational headquarters and principal research and development facilities are located in Plaisir, a suburb of Paris. We maintain other principal administrative headquarters in Neuilly-sur-Seine, also a suburb of Paris, London and other major cities in which we are present. We sold Avenir's old headquarters in Boulogne, a suburb of Paris, to the real estate company SCI Troisjean in December 2001. As part of our cost-saving initiatives, all of our employees at that location were relocated, in September 2001, to our offices in Neuilly-sur-Seine.

We have advertising poster preparation and distribution facilities in Plaisir and Lyon as well as in most of our major markets.

Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. All of our financial statements have been reviewed in accordance with accounting principles generally accepted in France.

Overview

Unless otherwise indicated, the 1999 financial information given in this overview is stated on a pro forma basis, as if our acquisition of Avenir had occurred on January 1, 1998.

Our results of operations are derived principally from selling advertising space on outdoor displays in the following business lines: Street Furniture, Billboard and Transport advertising.

Street Furniture has been our traditional business since our creation in 1964. Until 1999 our Group's expansion came mainly from internal growth. We expanded our business into Billboard and Transport advertising through our acquisition of Havas Média Communication Publicité Extérieure (also known as Avenir) in June 1999, and pursued our external growth in 2001 with successful acquisitions and partnership agreements in several European countries, especially in Spain, Portugal, Italy, Germany, Norway, Austria, and Central Europe.

Our internal growth corresponds to growth in revenues from sources other than acquisitions and other equity investments in third parties. Our external growth corresponds to the revenues generated by recently acquired companies and the companies newly consolidated into our Group (including partnerships).

After an exceptional year in 2000, when worldwide advertising spend reached record highs, the advertising market declined significantly in 2001 (-3.4% based on current prices and -5.8%, according to Zenith Media, December 2001), aggravated by the tragic events occurring on September 11th in the United States. Despite an unfavourable economic environment, we continued to show better growth than the overall advertising market in 2001. Revenues grew by 8.9% in 2001, 1.0% of which came from internal growth, as compared to 17.3% in 2000. Our EBITDA in 2001 was €377.3 million and represented 24.5% of revenues, a decline of 2.1% compared to 2000, in which EBITDA was €385.5 million and represented 27.2% of revenues.

Since 1999, we have shown significant revenues growth in our Street Furniture business, which grew by 15.8% between 1999 and 2000 and 10.0% between 2000 and 2001. On a like-for-like basis, excluding acquisitions and joint ventures, revenues grew by 6.9% in 2001, showing the resilience of the Street Furniture market at a time of weakness in the overall advertising market. Our Street Furniture EBITDA represented 38.4% of our street furniture revenues in 2001, as compared to 40.5% in 2000 and 39.9% in 1999. Operating income for this business line amounted to 21.1% of our Street Furniture revenues in 2001, as compared to 24.8% in 2000 and 24.7% in 1999.

Billboard advertising revenues grew by 7.1% in 2001, after increasing by 6.1% in 2000 and 5.8 % in 1999. This growth was mainly due to acquisitions made during the year in Portugal, Italy, Austria, and Central Europe. On a like-for-like basis, Billboard advertising revenues declined 9.0% in 2001. Billboard EBITDA amounted to 11.6% of our Billboard advertising revenues in 2001, as compared to 17.3% in 2000 and 13.3% in 1999. Billboard operating income accounted for 4.4% of these revenues in 2001, as compared to 11.7% in 2000 and 8.5% in 1999.

Transport advertising revenues grew 8.6% in 2001, after growing by 39.7% in 2000 and 23.7% in 1999. On a like-for-like basis, excluding acquisitions and partnerships, revenues from this business line declined by 0.6% in 2001. Transport EBITDA represented 6.9% of our Transport revenues in 2001, as compared to 9.0% in 2000 and 7.5% in 1999. Transport operating income amounted to 4.3% of our Transport revenues in 2001, as compared to 6.7% in 2000 and 5.3% in 1999.

Impact of Acquisitions in 2001

In 2001, we made several acquisitions and entered into several partnership agreements in Europe, mainly in the area of Billboard advertising. As a result of these transactions, we have become the leading Billboard company in Europe in terms of number of faces.

The total impact of such transactions on our consolidated revenues in 2001 was €112.7 million, of which €62.2 million was attributable to Billboard, €28.1 million to Transport, and €22.4 million to Street Furniture.

In the beginning of 2001, we entered into a partnership agreement with the Frankfurt airport to sell advertising. This partnership contributed €6.8 million to our Transport revenues in 2001.

In March 2001, we acquired a majority stake in the Red Group, the leader in Billboard advertising in Portugal, and strengthened our market positions in that country. The impact of this acquisition on our Billboard revenues in 2001 was €10.9 million.

In April 2001, we signed our most significant partnership agreement, this time with the Austrian group Gewista. In addition to being the leader in outdoor advertising in Austria, with a 40% market share, Gewista also manages outdoor advertising operations in nine Central European countries, in co-operation with Affichage Holding. This new partnership contributed €71.3 million to our consolidated revenues in 2001, mostly from Billboard advertising.

We also entered into a partnership agreement with Planigrama, the leader in electronic street furniture in Spain, which contributed an additional €8.9 million to Street Furniture revenues in 2001.

During the first quarter of 2001, we made two acquisitions in Scandinavia. As a result of these transactions, we acquired all of the shares of TDI Media Norge or Mediamax, the Norwegian subsidiary of TDI (Viacom) Group, which manages the metro, tramway, and bus concessions of the city of Oslo, and gained control of Xpomera, which handles advertising on the Swedish railways. Revenues from these two acquisitions amounted to €6.3 million in 2001, most of which came from Transport advertising.

We also took full control of Maximedia Oy in Finland, now known as JCDecaux Finland.

In July 2001, we merged our outdoor advertising operations in Italy with those of IGP, a subsidiary of the Italian media group Rizzoli Corriere della Sera and the Du Chène de Vère family. With a 22% market share in Italy, the new company, IGP Decaux, is now the leader in the Italian outdoor advertising market, with high growth potential. This joint venture contributed €8.3 million to our consolidated revenues in 2001, mainly from Transport advertising.

Acquisitions made in 2001 strengthened the geographic diversity of our revenues. France remained our largest market in 2001. Nevertheless, revenues generated in Europe outside of France are increasing steadily and growing faster, proportionally, than revenues in France, which are also growing. As a result, Europe accounted for 86.1% of our 2001 revenues, as compared to 84.4% in 2000. While revenues in France and the U.K., which increased 1.8% and 3.5%, respectively, continued to grow, the proportion represented by France and the U.K. of consolidated revenues is declining. Thus, France accounted for 38.4% of consolidated revenues in 2001 (compared to 41.0% in 2000) and the U.K. accounted for 14.3% of consolidated revenues in 2001 (compared to 15.1% in 2000).

The following table breaks down our historical revenues for 2001 and 2000, and our pro forma revenues for 1999, in each case by geographic region:

Year ended December 31

In million Euros except for percentages	2001 Historical Revenues	2001 Historical % of the total	2000 Historical Revenues	2000 Historical % of the total	1999 Pro forma Revenues	1999 Pro forma % of the total
France	**591.8**	**38.4**	581.1	41.0	558.2	46.2
United Kingdom	**220.9**	**14.3**	213.4	15.0	166.8	13.8
Rest of Europe	**516.1**	**33.4**	401.2	28.3	346.6	28.7
Asia-Pacific	**111.0**	**7.2**	115.5	8.2	73.1	6.0
Americas	**103.4**	**6.7**	105.9	7.5	63.6	5.3
Total	**1,543.2**	**100.0**	**1,417.1**	**100.0**	**1,208.3**	**100.0**

Key Factors Affecting Revenues and Operating Income

Revenues

We earn our revenues principally from the advertising we place on our street furniture panels, billboards and transport panels for our advertisers. The amount of advertising revenues generated by our advertising networks generally depends on three principal factors:

- Number of faces
  We charge advertisers by the number of faces in our outdoor advertising network displaying their advertising. Many of our advertising panels, such as scrolling panels carrying two or three faces, have more than one face, each of which generates separate advertising revenues. We earn more revenues when the number of faces in our advertising network increases. Our number of faces depends on our ability to obtain authorisation to erect new advertising panels in our existing sites, our ability to renew existing concessions and leases, our ability to win new contracts and to install new street furniture and the proportion of our advertising panels that contain multiple faces.
- Prices
  We aim to charge prices that reflect the superior quality of our panels, which generally are located in city centres, in the best locations, and by offering advertisers network packages that enable them to maximise the impact of their advertising campaigns by targeting appropriate audiences. Prices charged depend largely on the quality of our panels, their locations, the network and the general state of the advertising sector and the economy.
- Occupancy Rate
  Our occupancy rate is the portion of our advertising panels on which paying advertising is displayed during a given period.

We report our revenues from advertising on a net basis, after deducting discounts. In our Billboard business line, we report our revenues from advertising net of commissions that we pay in certain countries (not including France) to advertising agents that serve as intermediaries between us and our advertisers. In our concessions where we pay variable fees or share a portion of our revenues with concession grantors, we record as revenues all of the amounts that we receive from advertisers, and we record the fees and revenue sharing payments as operating expenses.

Principally in France and the United Kingdom, we also generate revenues from the sale, rental and maintenance of Street Furniture. Revenues from these activities are included in our street furniture revenues. In 2001, revenues from these activities totalled €111.1 million, representing approximately 13.9% of our total Street Furniture revenues. Each year, these activities represent a smaller percentage of our total revenues.

EBITDA

We measure the performance of our business lines on the basis of EBITDA (earnings before interest, taxes, depreciation and amortization). Our EBITDA is affected by our revenues and by the net operating expenses that we incur after depreciation and amortization charges. These are reported in accordance with the traditional presentation format under French GAAP, which includes a classification by type of expenditure, rather than dividing expenses into cost of sales, general and administrative expenses and research and development expenses as is often the case under U.S. GAAP.

Our principal operating expense categories are the following:

- **Purchase of materials, external expenses and other** include four principal categories of costs:
  - the cost of consumable goods used in the operation and maintenance of our advertising networks, which consist mostly of replacement glass, cleaning materials, water, electricity, paint and fuel for our vehicles.
  - the rents and concession fees (including revenue sharing amounts) that we pay to landlords and concession grantors.
  - the costs that we incur in hiring subcontractors to perform some of our maintenance activities.
  - the fees and operating costs, before personnel expenses, of the different departments of our group.
- **Personnel expenses** include salaries, benefits and social charges that we pay to (or on behalf of) our personnel, including our installation and maintenance personnel, our research and development teams, our sales force and our administrative staff. It also includes employee profit sharing payments that we make in France in accordance with French law.
- **Taxes and duties** include taxes and similar charges other than income taxes. The principal categories of charges that fall within this line item are local real property taxes and professional taxes.

Until the end of 1999, all of our maintenance costs were included as operating expenses in our historical accounts. Structural maintenance costs, such as the replacement of broken bus shelter benches or display panels, have been recorded as capital expenses in our 1999 pro forma accounts for the French companies in our group, and for all of the companies in our group in our 2000 historical accounts. This change in accounting policy has the effect of decreasing our operating expenses, increasing our EBITDA, and increasing our depreciation charges. Our costs incurred in daily maintenance activities, such as cleaning or replacing broken glass panes, continue to be accounted for as operating expenses. Structural maintenance costs are fixed.

A large portion of our operating expenses is fixed, and does not vary directly with the level of our revenues. When we expand our network the level of our fixed operating costs, such as fixed fees paid to concession grantors, rent and maintenance costs, increase as a result, but the increase does not bear a direct relationship with the level of our advertising revenues. Our principal costs that vary as a function of our advertising revenues are variable rent and fees and certain contracts where a portion of the revenues generated is paid to the concession grantor. The existence of variable operating expenses is less common in our Billboard business line than in our Street Furniture and Transport advertising business lines.

In view of the mainly fixed nature of our operating costs, the level of our revenues is the principal factor that determines our EBITDA margins. As a result, by optimising our rate schedule ("yield management") and introducing certain innovative marketing techniques, we are able to significantly influence our EBITDA margin. On the other hand, a decline or a stagnation in revenues, such as was experienced in 2001 by several advertising markets that were negatively affected by poor economic conditions, has the effect of reducing our EBITDA margin.

We try to control costs as much as possible by taking advantage of synergies among our various business lines, as well as by maximising the productivity of our technical teams and our purchasing and operating methods. In 2001, our costs, excluding rent and royalties, were stable for our mature business operations, as compared to the preceding period. The drop in EBITDA and EBITDA margin in 2001 was due mainly to increases in rents and royalties, was well as increasing costs of our subsidiaries in our developing markets (United States, South America, Japan), which were coupled with weak internal revenue growth. All costs incurred in launching a business are charged in the year in which they are incurred.

Operating Income

Our operating income reflects our EBITDA, less depreciation and amortization.

As part of an overall harmonisation of our accounting policies at the end of 1999, we harmonised the periods over which we depreciated certain of our capital investments.
The change in policy is reflected in our historical accounts since 1999 and pro forma accounts since 1998. Previously, we depreciated our street furniture investments over periods that ranged from 4 to 7 years. Our current policy is to depreciate most of our street furniture over periods ranging from 7 to 10 years depending on their economic life, and our other

advertising structures over periods ranging from 2 to 5 years in France, and over somewhat longer periods in other countries.

Charges for depreciation and amortization represented 11.4% of our revenues in 2001, as compared to 10.4% in 2000, and 9.7% of pro forma revenues in 1999. Depreciation charges are the greatest in our Street Furniture business, which traditionally requires a higher level capital expenditure than our other businesses. This is because the majority of street furniture contracts require both the installation of high quality advertising equipment which contributes to the improvement of the urban environment, as well as non-advertising equipment, or some other consideration, which makes a contribution in the areas of public service, communication, safety, environment, traffic circulation, or culture. On the other hand, Street Furniture contracts generally last longer (8 to 25 years) than those for billboard or transport advertising.

Depreciation charges for Street Furniture represented 17.3% of our street furniture revenues in 2001, as compared to 15.7% in 2000 and 15.2% in 1999. The increase in charges for depreciation and amortization reflects our strong internal growth in recent years in which we won several new contracts in Europe, the Americas, and Asia-Pacific, requiring significant investments to manufacture and install street furniture.

In Billboard advertising, depreciation and amortization charges represented 7.2% of Billboard revenues in 2001, as compared to 5.7% in 2000 and 4.8% in 1999. This increase was due to investments made in France and the U.K. to modernise the billboard network acquired from Avenir, which significantly improved the quality of the advertising panels (including installation of glass covered and/or scrolling panels in the better locations).

In Transport advertising, depreciation and amortization charges are significantly less than in our other business lines, representing only 2.6% of Transport revenues in 2001, as compared to 2.3 % in 2000 and 2.2% in 1999. On the other hand, the length of the contracts is shorter than in Street Furniture (from 5 to 10 years), and the level of commissions that must be paid is higher.

Results of Operations

The following discussion of our results of operations consists of two parts. The first part analyses our revenues and EBITDA by business line on the basis of income statement data that includes Avenir through all of the relevant periods. The 1999 financial information in this part corresponds to our pro forma income statement data. The purpose of this analysis is to show comparable figures for the three business lines, retreated to show the accounting impact of our acquisition of Avenir. In the second part, we discuss our historical 2001, 2000 and 1999 revenues, operating income, financial charges and the other significant items that affect the results of operations of our company.

Revenues and EBITDA by Business Line for the Years ended December 31, 2001, 2000 and 1999

The following table sets forth our revenues, EBITDA and EBITDA margin, and operating income and operating income margin for each of our principal business lines for the periods indicated. The 1999 Billboard and Transport advertising figures represent the pro forma results of operations of the companies in the Avenir group that were primarily engaged in those activities. Some of those companies had activities outside of the relevant business lines (including, for example, billboard companies with minor transport activities), but the amounts relating to those outside activities were not material.

Year ended December 31

In million Euros, except for percentages [1]	2001 Historical	2000 Historical	1999 Pro forma
Street Furniture			
Revenues			
Advertising	687.1	608.3	516
Sales, rentals and maintenance	111.1	117.5	110.6
Total	798.2	725.8	626.6
EBITDA	306.5	293.8	249.9
EBITDA margin	38.4%	40.5%	39.9%
Operating income	168.6	180	154.9
Operating income margin	21.1%	24.8%	24.7%
Billboard			
Revenues	411.4	384.1	361.9
EBITDA	47.8	66.5	48.3
EBITDA margin	11.6%	17.3%	13.3%
Operating income	18.2	44.8	30.8
Operating income margin	4.4%	11.7%	8.5%
Transport			
Revenues	333.6	307.1	219.8
EBITDA	23.1	27.6	16.4
EBITDA margin	6.9%	9%	7.5%
Operating income	14.3	20.6	11.7
Operating income margin	4.3%	6.7%	5.3%

(1) 2000 results do not include expenses of JCDecaux Holding, which had a €2.3 million impact on consolidated EBITDA and a €7.7 million impact consolidated operating income. No expenses relating to such holding company were incurred by JCDecaux SA prior to 2000. Expenses of the holding company were eliminated as a line item in the 2001 financial statements.

Street Furniture

Revenues from Advertising

Street Furniture advertising revenues increased by 13.0% in 2001, after increasing by 17.9% in 2000. 3.7% of this growth in Street Furniture advertising revenues resulted from acquisitions, mainly generated by the new bus shelter contract in Vienna, Austria, in partnership with Gewista, and the electronic Street Furniture operations of Planigrama in Spain.

Organic growth in Street Furniture advertising revenues accounted for the remaining 9.3%. In particular, 5.1% of the increase was attributable to existing contracts and 4.2% of the increase was produced by new contracts: including significant growth in revenues from shopping centres in the United States and Portugal, contracts for street furniture in Glasgow and Plymouth in the U.K. and Lisbon in Portugal, contracts for street furniture in Sabadell and kiosques in Madrid, Spain and contracts for street furniture in Salvador de Bahia and Montevideo in South America, as well as in Melbourne and Adelaide in Australia. The increase in advertising rates accounted for 7.6% of the increase in revenues from existing advertising contracts in 2001, as compared to 4.7% in 2000 and 3.5% in 1999. The most significant advertising rate increases, approximately 10% per year, occurred in France and Spain. In most European countries, rate increases were greater than 5%. In 2000, the most significant rate increases were in Spain and the U.K., with increases of almost 10%. In 2001, the average price of a face also significantly increased in the U.K. and France, where new advertising rates went into effect in large regional cities, reflecting their increased value to advertisers. The occupancy rate of advertising faces on street furniture under existing contracts decreased slightly, declining to 85% in 2001, as compared to 88% in 2000 and 1999.

Revenues from the Sale, Rental and Maintenance of Street Furniture

Revenues from the sale, rental, and maintenance of street furniture declined by 5.4% in 2001, after increasing by 6.0% in 2000. This drop was mainly attributable to our rental street furniture in France (principally bus shelters, automatic toilets and electronic news boards), where certain contracts were not renewed, or were renewed at lower rates.

Total Revenues

Due to strong growth in Street Furniture advertising revenues and despite the decline in our other activities, total Street Furniture revenues grew in 2000 and 2001, going from €626.6 million in 1999 to €725.8 million in 2000 and to €798.2 million in 2001, representing an annual increase of 15.8% in 2000 and 10.0% in 2001.

Acquisitions accounted for 3.1% of our total increase in Street Furniture revenues.

France remained our largest Street Furniture market in 2001. Nevertheless, Street Furniture revenues generated outside of France steadily increased and grew faster, proportionally, than Street Furniture revenues in France, which also grew. Outside of France, the U.K., Portugal, Spain, and the U.S. showed the strongest growth in Street Furniture revenues in 2001.

EBITDA.

Our Street Furniture EBITDA, which amounted to €306.5 million in 2001, compared to €293.8 million in 2000 and €249.9 million in 1999, grew by 4.3% in 2001, after growing 17.6% in 2000.

Our EBITDA margin amounted to 38.4% of Street Furniture revenues in 2001, compared to 40.5% in 2000 and 39.9% in 1999. This high EBITDA margin, as compared to our other business lines, is due mainly to the fact that a significant part of the costs generated by our Street Furniture operations consists of depreciation of capital investments. After taking into consideration depreciation and amortization, operating income from our Street Furniture activities amounted to 21.1% of our Street Furniture revenues, being 3.7% less in 2001 than 2000, which was approximately the same as for 1999.

The decline in our EBITDA in 2001 was mainly due to our launch of business activities in a number of countries such as the U.S., South America and, to a lesser extent, Japan, where we are presently developing our advertising business in shopping centres. In other countries, costs of development and investment in technical, administrative, and commercial support structures are presently greater than the revenues produced, as such businesses are still immature. In addition, an unfavourable economic climate in these markets in 2001 made it harder to generate business from these contracts. If start-up costs were eliminated, the Street Furniture EBITDA margin would show a slight decline, i.e., 43.1% in 2001, as compared to 43.9% in 2000, which was due to the more difficult advertising climate. The growth of EBITDA was mainly due to the sharp growth in sales under mature contracts of certain European subsidiaries, especially in the U.K., Germany, Spain, Portugal, and the Netherlands.

Billboard

Revenues

Billboard revenues were €411.4 million in 2001, compared to €384.1 million in 2000 and €361.9 million in 1999, representing 7.1% growth in 2001, after growth of 6.1% in 2000.

Since 2000, as part of a broader plan to harmonise accounting methods amongst our different business lines, taxes relating to advertising, which are re-invoiced to our clients and which were recorded as revenues in certain countries, have been recorded as a reduction in expenses. Without this restatement, revenues from Billboard activities would have grown by 9.5% over 2000.

We have been in the Billboard business since June 1999, when we acquired Avenir. In 2001, we made several acquisitions and entered into several partnership agreements as a result of which our competitive positions were significantly strengthened in this business line. Due in particular to our partnership agreement with Gewista, the leader in outdoor advertising in Austria and a significant player in Central Europe, and to the acquisition of a majority stake in Red Group, the leader in Billboard advertising in Portugal, we are now the leading Billboard company in Europe in terms of number of faces.

On a constant basis, excluding acquisitions, revenues declined by 9.1% in 2001. This drop reflected the significant slowing of the advertising market, which severely affected the Billboard business in all countries in Western Europe and especially in France, the U.K., Spain, Italy, and Belgium. These countries accounted for most of our Billboard revenues, before taking the partnership agreement with Gewista into account. Average net prices, which had increased significantly in 2000 thanks to improvements in the quality of our Billboard network and maximisation of rate cards, declined significantly in 2001 as a result of market pressures. The occupancy rate for our billboards was stable in France at 78% in 2001 as in 2000, and slightly lower in 2001 for the Group as a whole.

The Billboard business also includes an illuminated sign advertising business. Revenues from illuminated sign advertising totalled €9.9 million in 2001, a decline of 5.3% as compared to 2000. The contribution of this activity to our total revenues remains marginal.

EBITDA

Billboard EBITDA, which was €47.8 million in 2001, as compared to €66.5 million in 2000 and €48.3 million in 1999, fell by 28.1% in 2001, after growing by 37.7% in 2000. Billboard EBITDA margin represented 11.6% of billboard revenues in 2001, as compared to 17.3% in 2000 and 13.3% in 1999. The significant decline in EBITDA margin in 2001 was mainly due to the decline in average prices. The slowing of the advertising market generated considerable pressure on Billboard advertising prices, which negatively impacted EBITDA margins, particularly as rents, essentially fixed charges, increased as a result of inflation. On a constant basis, other operating costs decreased by 1%, due to cost reduction programs linked to our restructuring of Avenir and synergies realised with our other activities, but did not offset the decline in gross margin caused by the rising rents.

Transport

Revenues

Transport advertising revenues were €333.6 million in 2001, as compared to €307.1 million in 2000 and €219.8 million in 1999, which represented growth of 8.6% in 2001 and 39.7% in 2000. After an excellent first six months of 2001 (revenues, as of June 30, 2001, had increased by 18.6% compared to the same period for the preceding year), Transport advertising revenues fell significantly beginning in the third quarter, particularly as a result of the tragic events in the United States on September 11, 2001.

Growth in 2001 Transport revenues was essentially due to acquisitions, such as the joint venture with IGP, which makes us the leader in the Italian transport advertising market (principal contracts: Rome metro, Milan metro and airports, bus contracts in the largest Italian cities), the partnership agreement with the Frankfurt airport authority to sell advertising space in that airport, the acquisition of the Norwegian subsidiary of TDI Group, which manages metro, tramway, and bus concessions for the city of Oslo, and acquisition of control of Xpomera, which provides advertising on the Swedish railways.

Transport advertising revenues on a constant basis declined by 0.6% in 2001. This decrease in revenues came principally from our operations in the U.S., where we manage advertising concessions for about fifty airports, including New York City (JFK and La Guardia), Houston, Seattle, and Washington D.C. A less favourable economic climate than in 2000, and especially the events of September 11, significantly affected operations in American airports, leading to a decrease of 14% in revenues from these activities, as compared to the prior year. The significant drop in passenger traffic over the North Atlantic also hurt our transport advertising performance in the U.K., where we hold concessions for the principal British airports, including Heathrow. Revenues for this zone, nevertheless, grew by almost 8%, due to the installation of new advertising spaces in connection with the renewal of the contract with the BAA, signed in 2000.

In continental Europe (France, Spain, Portugal, Sweden, and Poland), the increase in Transport revenues seen in 2000 continued in 2001, as passenger traffic was less affected by the events of September 11th. The renewal of our concession for the Portuguese airports, as well as the addition of the Stockholm airport, contributed to an increase in the number of advertising faces.

In Asia, Transport advertising revenues are on the decline, as a result of an unfavourable economic climate in Hong Kong, where we hold the metro and airport concessions.

EBITDA

Transport EBITDA was €23.1 million in 2001, compared to €27.6 million in 2000 and €16.4 million in 1999, representing a decrease of 16.5% in 2001, after an increase of 68% in 2000. Transport EBITDA margin amounted to 6.9% of transport revenues in 2001, compared to 9.0% in 2000 and 7.5% in 1999.

The decrease in Transport EBITDA was due to our decreased revenues in the U.S., which severely impacted gross margin after profit-sharing commissions were paid to airports. These commissions did not decrease in the same proportion as revenues, because minimum commissions are often required to be paid to airports under the concession agreements.

The significant growth in EBITDA margin in 2000 was principally due to the strong commercial performance of the Hong Kong metro and airport concessions and the significant growth in our number of advertising spaces due to the renewal of our concession with the Paris airport authority.

Historical Results of Group Operations for the Years ended December 31, 2001, 2000 and 1999.

This section analyses the historical results of operations of our company, including the results of operations of our street furniture business line for all periods, and the results of operations of our other business lines starting on July 1, 1999, the date as of which Avenir was consolidated into our financial statements. The financial information for 1999 presented below is, therefore, not comparable with the data set forth above for our business lines.

Operating Income

In 2001, our operating income was €201.1 million, a decrease of €36.7 million as compared to our operating income of €237.8 million in 2000. Operating income was €182.5 million in 1999. The difference in our operating income between 1999 and 2000 is principally related to our acquisition of Avenir in June 1999.

Our decline in EBITDA was responsible for €8.2 million of the decrease in our operating income in 2001, as compared to 2000, whereas the remaining €28.5 million decrease in operating income was due to an increase in reserves for depreciation and amortization charges.

Street Furniture EBITDA grew by €15 million in 2001, but Billboard and Transport EBITDA decreased by €23 million. The decrease in EBIDTA for these two businesses in 2001 is linked to the drop in revenues, on a constant basis, and increases in rents and royalties.

Our depreciation amortization charges were €97.5 million in 1999, €147.7 million in 2000 and €176.2 million in 2001. These increases resulted principally from capital expenditures relating to new street furniture concessions. Between 1999 and 2000, the increase was related principally to our acquisition of Avenir in June 1999.

Because our Billboard and Transport business lines require proportionally lower capital expenditures than our street furniture business line, the integration of Avenir reduced depreciation charges as a percentage of revenues. In 1999, our depreciation charges were also reduced by a change in our accounting method that resulted in an extension of the depreciation period for our street furniture structures, as described above. Without this change, our 1999 depreciation charges would have been €9.8 million higher.

Net Financial Result

In 2001, our net financial result was €53.1 million, or a decrease of €8.2 million as compared to 2000. This was made up of the following:

- Interest on net working capital: €57.1 million
- Foreign exchange expense: €4.3 million
- Other: €-0.3 million

In the first six months of 2001, our net financial result worsened as compared to the first six months of the preceding year, because of increased indebtedness due to acquisitions. It increased to €34.8 million, as compared to €27.4 million for the same period in 2000.

Following our admission to trading on the *Premier Marché* of Euronext Paris SA on June 21, 2001, we took in €0.7 million in cash, which allowed us to reduce our net debt.

This debt reduction, together with a reduction in EURIBOR rates, significantly reduced our financial charges in the second half of 2001. In the second half of 2001, our net financial result was €-18.3 million, as compared to €-33.9 million for the same period in 2000. As of December 31, 2001, our long-term debt was €733.5 million, as compared to €1,218.2 million on December 31, 2000, and €1,016.4 million on December 31, 1999 (€1,071.8 million at December 31, 1999, pro forma). Given the level of our debt in 2001, interest charges corresponded to a financing cost equivalent to 5.5% (including margins).

In 2000, our net financial result was impacted by a net financial charge of €61.3 million, a €47.8 million increase over the net financial charge of €13.5 million in 1999. This increased charge resulted from an increase in net medium term debt as a result of the acquisition of Avenir and the acquisition of Affichage Holding, which was consolidated for a full year, an increase in financial charges related to increased interest rates and calls on securities, particularly in Europe.

Income Taxes

In 2001, consolidated income taxes were €49.8 million, as compared to €95.0 million in 2000 and €72.6 million in 1999.

The effective income tax rate after depreciation and amortization of goodwill and taking into consideration the earnings of equity affiliates was 35% in 2001, as compared to 53.1% in 2000 and 43.3% in 1999. This decrease can be explained mainly by the operational and legal reorganisation of our business in the U.S. in 2001, which made it possible to recognise deferred tax losses on this portion of our business.

The merger of two subsidiaries, JCDecaux Services and RPMU, into JCDecaux SA on March 23, 2001, transformed it into an operating company, as opposed to a holding company, of approximately 3,000 employees. This change in its activity prevents JCDecaux SA from making use of tax loss carry-forwards generated under its previous status and used by the tax consolidation group in 2000. Our exit from the tax consolidation group as a result of our initial public offering, though, had no impact on our tax situation.

As of the close of fiscal year 2001, operating loss carryforwards for certain companies in France (JCDecaux SA and JCDecaux Mobilier Urbain) and in Japan were applied. We also recorded and amortised deferred taxes relating to losses in an amount of €14.3 million, principally in Brazil and Australia.

In 2000, corporate income taxes increased by 30.8% compared to 1999, going from €72.6 million in 1999 to €95 million in 2000. The increase in rates in 2000 was mainly due to net losses of our street furniture subsidiaries in America and France (due mainly to financing costs borne by JCDecaux SA) for which no tax deferral asset could be booked under generally accepted accounting principles in France.

Goodwill Amortization

Our goodwill amortization was €70.9 million in 2001, compared to €49.7 million in 2000 and €24.6 million in 1999.

The increase of amortization charges of €21.2 million in 2001 was mainly due to goodwill amortization associated with our acquisition of Gewista, in the amount of €5.8 million and our transaction with IGP, in the amount of €1.1 million.
In addition, other amortization charges recorded with respect to major acquisitions during fiscal year 2001 consisted of €0.5 million for JCDecaux AS (Norway), €0.4 million for Red Portugal, €0.4 million for Media Frankfurt (Germany), €0.3 million for Planigrama (Spain), €0.2 million for Placa (Portugal), and €0.09 million for Xpomera (Sweden).
The amortization charge was also impacted by an exceptional charge of €5.8 million for RCI, resulting from the termination of its contract to act as Air France's advertising agency as of December 31, 2001, as well as an exceptional charge of €4.2 million corresponding to the residual value as of December 31, 2001, of capital gains attributable to American companies recorded in 2000 following the contribution of minority interests.

The increase in amortization charges in 2000 was mainly due to an increase of €19.7 million in goodwill amortization associated with our acquisition of Avenir (which applied for a full twelve months in 2000, as opposed to six months in 1999) as well as an increase of €4.2 million in goodwill amortization associated with our acquisition of Affichage Holding (which applied for a full twelve months in 2000, as opposed to three months in 1999).

Net Income

Our net income was €10.2 million in 2001, compared to €20.4 million in 2000 and €59.7 million in 1999.
The decrease in net income in 2001 was mainly due to an increase in goodwill amortization charges and a decrease in income from operations, which was only partly offset by a decrease in income taxes. The decrease in net income in 2000 was mainly due to an increase in goodwill amortization, financial charges, and income taxes.

Income attributable to minority interests was, respectively, €12.8 million in 1999, €18.7 million in 2000, and €18.4 million in 2001. These minority interests are participation interests held by our partners, mostly in our street furniture activities. Net income before goodwill amortization and minority interests was €97.1 million in 1999, €88.8 million in 2000, and €99.5 million in 2001.

Liquidity and Capital Resources

We generate substantial cash flow from operations as we have a high level of capital expenditures that result in depreciation charges, but that do not limit our operating cash flow. We have traditionally funded our capital expenditures with operating cash flow and, to a lesser extent, borrowings. Our financing needs increased in 1999, due to our acquisition of Avenir in June and our acquisition of a 30% interest in Affichage Holding in October. These transactions, and our acquisitions since that time, have been wholly financed by bank loans. In September 2000, we refinanced and replaced our outstanding bank loans with a new €1.4 billion syndicated credit facility.

In June 2001, we increased shareholders' equity by €680 million as a result of our initial public offering. Part of this amount was used to pay down debt, with the balance kept available and invested in short-term securities.

Following the restructuring of our financial debt and our initial public offering described above, we expect that our current available sources of funding will be sufficient to meet our liquidity needs for at least the next two years, although an increase in the rate of growth of our activities and/or opportunities for external growth could require us to incur additional debt and/or equity financing.

Operating Cash Flow

Our net cash provided by operating activities in 2001 was €229.5 million.

Our cash flow amounted to €235.5 million, consisting principally of our net income of €28.6 million, increased by our amortization and depreciation charges of €270.5 million. The increase of €6 million in our working capital requirements was related primarily to ordinary business activities.

Investing Activities

Our net cash used in investing activities in 2001 amounted to €405.9 million, consisting of €252.1 million for net capital expenditures and €153.8 million for acquiring financial assets and fluctuations in receivables on assets. Gross capital expenditures amounted to €286.9 million, relating to acquisitions, which were offset by €34.8 million in cash from sales of assets. Our Street Furniture activities accounted for €220.0 million of capital expenditures, including €25.4 million for maintenance costs. Capital expenditures relating to Billboard and Transport advertising were €54.7 million and €12.2 million, respectively.

Our financial investments consisted largely of the acquisition of €48.8 million worth of shares from our minority shareholders and €86.6 million in strategic investments.

Financing Activities

Presently our main source of financing is the syndicated credit facility. This credit line consists of an "A" tranche of €871 million, repayable in six month installments until 2005, and a "B" tranche, in the form of a credit facility of €502 million, which is also due in 2005.

As of December 31, 2001, outstanding indebtedness under the credit line amounted to €805 million, out of a total capacity of €1,307 million, for an available amount of €502 million.

In 2000, we borrowed approximately €1.2 billion and repaid approximately €981 million of debt. We also distributed a dividend of approximately €35 million to our shareholders and increased the shareholders' equity of our Group by €163 million (of which €162 million concerned JCDecaux SA, where we increased our share capital by €100,000 and our aggregate share premium by €160 million as a result of the contribution of shares by JCDecaux Holding and other minority shareholders). At the end of 2000, our long-term debt was €1,218 million, compared to €1,016 million at the end of 1999.

In 1999, we incurred long-term debt to finance our acquisition activities. We borrowed €762 million (net of a 1999 principal payment) to finance our acquisition of Avenir, and we borrowed an additional €142 million to finance our acquisition of a 30% interest in Affichage Holding.

Our syndicated credit facility bears interest at a rate equal to EURIBOR (LIBOR for borrowings in currencies other than euros) plus a variable margin ranging from 0.40% to 1.50% depending upon the credit rating of our company at the time of drawdown or renewal. As of December 31, 2001 we had investment grade credit ratings of BBB from Standard & Poor's and of Baa2 from Moody's. Based on these credit ratings, the variable margin is 0.60%.

Our syndicated credit facility must rank at least pari passu with our other unsecured, unsubordinated debts. The credit agreement contains various restrictive covenants that limit our ability to, among other things:

- incur new indebtedness,
- to create liens on assets,
- issue guarantees, or
- extend credit, except, in each case, in the ordinary course of business and subject to certain exceptions.

We must also:

- hedge a minimum of 30% of our total variable interest debt against interest rate increases and
- limit our business activities to those which we currently undertake in the ordinary course of our outdoor advertising business.

The credit agreement also contains financial covenants that require us to maintain our interest coverage ratio (consolidated EBITDA /net consolidated financing expenses) above 5 to 1 and our net consolidated debt ratio (net consolidated debt/consolidated EBITDA) below 3.5 to 1. In 2001, we satisfied both of these criteria, with our interest coverage ratio standing at 6.7 and our net consolidated debt ratio at 1.9. The failure to satisfy these ratios would be an event of default that would permit the lenders to accelerate our debt. Following our initial public offering in June 2001, the credit agreement prohibits the distribution of a dividend amounting to more than 30% of our consolidated net income during any fiscal period.

Finally, our lenders under the credit facility may require us to pay back a portion of our borrowings early if:

- our credit rating falls below certain thresholds and we raise equity capital by offering shares on a regulated capital market (the portion in this case would be the greater of
  - 10% of the equity raised or
  - 10% of the total indebtedness on a consolidated basis),
- the Decaux family no longer holds more than 50% of the capital and voting rights of JCDecaux Holding (in which case the loan would be repaid in full), or
- JCDecaux Holding no longer holds more than 50% of the capital and voting rights of JCDecaux (in which case the loan would be repaid in full).

In addition to the syndicated credit facility, bank borrowings are in place for a total amount of €92 million in certain countries, including in France (€11 million), Australia (€23 million), Denmark (€21 million), Norway (€4 million), Germany (€9 million), Spain (€7 million), Japan (€5 million), and the U.K. (€5 million).

Shareholders' Equity and Dividends

We did not distribute any dividends in respect of the fiscal year 2001. Our credit agreement prohibits the distribution of a dividend amounting to more than 30% of our consolidated net income during any fiscal period.

The increase in our shareholders' equity by €679.9 million was due principally to our initial public offering, which involved the issuance of €42,424,242 million shares at a price of €16.5 per share.

Off-balance Items

Most of the undertakings given by our Company in respect of securities, referred to in the notes to consolidated financial statements, correspond to put options granted to third parties that relate to their interests in billboard joint ventures in Europe. Undertakings received in respect of securities, referred to in the notes to the consolidated financial statements, correspond to pre-emption rights, under identical financial conditions on such parties' interests and, for certain, call options.

Market Risk

Interest Rate Risk

Nearly all of our outstanding loans are denominated in euros and bear interest at variable rates. In order to minimise our exposure to an increase in interest rates and to comply with our obligations under the syndicated credit facility discussed above, we have put in place fixed hedges and options to cover all of our outstanding debt as at December 31, 2001. The majority of these hedges have maturities between March and December 2003.

furniture activities. Net income before goodwill amortization and minority interests was €97.1 million in 1999, €88.8 million in 2000, and €99.5 million in 2001.

Liquidity and Capital Resources

We generate substantial cash flow from operations as we have a high level of capital expenditures that result in depreciation charges, but that do not limit our operating cash flow. We have traditionally funded our capital expenditures with operating cash flow and, to a lesser extent, borrowings. Our financing needs increased in 1999, due to our acquisition of Avenir in June and our acquisition of a 30% interest in Affichage Holding in October. These transactions, and our acquisitions since that time, have been wholly financed by bank loans. In September 2000, we refinanced and replaced our outstanding bank loans with a new €1.4 billion syndicated credit facility.

In June 2001, we increased shareholders' equity by €680 million as a result of our initial public offering. Part of this amount was used to pay down debt, with the balance kept available and invested in short-term securities.

Following the restructuring of our financial debt and our initial public offering described above, we expect that our current available sources of funding will be sufficient to meet our liquidity needs for at least the next two years, although an increase in the rate of growth of our activities and/or opportunities for external growth could require us to incur additional debt and/or equity financing.

Operating Cash Flow

Our net cash provided by operating activities in 2001 was €229.5 million.

Our cash flow amounted to €235.5 million, consisting principally of our net income of €28.6 million, increased by our amortization and depreciation charges of €270.5 million. The increase of €6 million in our working capital requirements was related primarily to ordinary business activities.

Investing Activities

Our net cash used in investing activities in 2001 amounted to €405.9 million, consisting of €252.1 million for net capital expenditures and €153.8 million for acquiring financial assets and fluctuations in receivables on assets. Gross capital expenditures amounted to €286.9 million, relating to acquisitions, which were offset by €34.8 million in cash from sales of assets. Our Street Furniture activities accounted for €220.0 million of capital expenditures, including €25.4 million for maintenance costs. Capital expenditures relating to Billboard and Transport advertising were €54.7 million and €12.2 million, respectively.

Our financial investments consisted largely of the acquisition of €48.8 million worth of shares from our minority shareholders and €86.6 million in strategic investments.

Financing Activities

Presently our main source of financing is the syndicated credit facility. This credit line consists of an "A" tranche of €871 million, repayable in six month installments until 2005, and a "B" tranche, in the form of a credit facility of €502 million, which is also due in 2005.

As of December 31, 2001, outstanding indebtedness under the credit line amounted to €805 million, out of a total capacity of €1,307 million, for an available amount of €502 million.

In 2000, we borrowed approximately €1.2 billion and repaid approximately €981 million of debt. We also distributed a dividend of approximately €35 million to our shareholders and increased the shareholders' equity of our Group by €163 million (of which €162 million concerned JCDecaux SA, where we increased our share capital by €100,000 and our aggregate share premium by €160 million as a result of the contribution of shares by JCDecaux Holding and other minority shareholders). At the end of 2000, our long-term debt was €1,218 million, compared to €1,016 million at the end of 1999.

In 1999, we incurred long-term debt to finance our acquisition activities. We borrowed €762 million (net of a 1999 principal payment) to finance our acquisition of Avenir, and we borrowed an additional €142 million to finance our acquisition of a 30% interest in Affichage Holding.

Our syndicated credit facility bears interest at a rate equal to EURIBOR (LIBOR for borrowings in currencies other than euros) plus a variable margin ranging from 0.40% to 1.50% depending upon the credit rating of our company at the time of drawdown or renewal. As of December 31, 2001 we had investment grade credit ratings of BBB from Standard & Poor's and of Baa2 from Moody's. Based on these credit ratings, the variable margin is 0.60%.

Our syndicated credit facility must rank at least pari passu with our other unsecured, unsubordinated debts. The credit agreement contains various restrictive covenants that limit our ability to, among other things:

- incur new indebtedness,
- to create liens on assets,
- issue guarantees, or
- extend credit, except, in each case, in the ordinary course of business and subject to certain exceptions.

We must also:

- hedge a minimum of 30% of our total variable interest debt against interest rate increases and
- limit our business activities to those which we currently undertake in the ordinary course of our outdoor advertising business.

The credit agreement also contains financial covenants that require us to maintain our interest coverage ratio (consolidated EBITDA /net consolidated financing expenses) above 5 to 1 and our net consolidated debt ratio (net consolidated debt/consolidated EBITDA) below 3.5 to 1. In 2001, we satisfied both of these criteria, with our interest coverage ratio standing at 6.7 and our net consolidated debt ratio at 1.9. The failure to satisfy these ratios would be an event of default that would permit the lenders to accelerate our debt. Following our initial public offering in June 2001, the credit agreement prohibits the distribution of a dividend amounting to more than 30% of our consolidated net income during any fiscal period.

Finally, our lenders under the credit facility may require us to pay back a portion of our borrowings early if:

- our credit rating falls below certain thresholds and we raise equity capital by offering shares on a regulated capital market (the portion in this case would be the greater of
  - 10% of the equity raised or
  - 10% of the total indebtedness on a consolidated basis),
- the Decaux family no longer holds more than 50% of the capital and voting rights of JCDecaux Holding (in which case the loan would be repaid in full), or
- JCDecaux Holding no longer holds more than 50% of the capital and voting rights of JCDecaux (in which case the loan would be repaid in full).

In addition to the syndicated credit facility, bank borrowings are in place for a total amount of €92 million in certain countries, including in France (€11 million), Australia (€23 million), Denmark (€21 million), Norway (€4 million), Germany (€9 million), Spain (€7 million), Japan (€5 million), and the U.K. (€5 million).

Shareholders' Equity and Dividends

We did not distribute any dividends in respect of the fiscal year 2001. Our credit agreement prohibits the distribution of a dividend amounting to more than 30% of our consolidated net income during any fiscal period.

The increase in our shareholders' equity by €679.9 million was due principally to our initial public offering, which involved the issuance of €42,424,242 million shares at a price of €16.5 per share.

Off-balance Items

Most of the undertakings given by our Company in respect of securities, referred to in the notes to consolidated financial statements, correspond to put options granted to third parties that relate to their interests in billboard joint ventures in Europe. Undertakings received in respect of securities, referred to in the notes to the consolidated financial statements, correspond to pre-emption rights, under identical financial conditions on such parties' interests and, for certain, call options.

Market Risk

Interest Rate Risk

Nearly all of our outstanding loans are denominated in euros and bear interest at variable rates. In order to minimise our exposure to an increase in interest rates and to comply with our obligations under the syndicated credit facility discussed above, we have put in place fixed hedges and options to cover all of our outstanding debt as at December 31, 2001. The majority of these hedges have maturities between March and December 2003.

Exchange Rate Risk

Although the majority of our business is conducted in countries in the European Monetary Union, we have significant operations in countries outside of this zone. As a result, our operating income is subject to variations based on currency exchange rate movements, principally in respect of the US dollar, the British pound, the Australian dollar, and the Hong Kong dollar. We engage in limited hedging activities, consisting of short-term forward currency purchases and sales and put and call options, in amounts determined from time to time by our management. A large portion of our currency hedging activities is used in connection with the financing of our operations. As of December 31, 2001, we believe that our exchange rate risk is covered for all of our financing activities. We also have contracts relating to our commercial activities.

As a result, our operating income and financial condition should not be materially affected by changes in the financial markets.

We do not engage in derivative transactions for purposes other than hedging our interest rate and currency exposure.

Recent Developments and Outlook

Recent Developments

Ongoing Operations

During the first months of fiscal year 2002, the advertising market remained weak. As a structural matter, the first months of a fiscal year are generally weaker in terms of business activity and revenues for us. In the beginning of 2002, the recessionary advertising climate reinforced this structural weakness for the first months of operations.

In Street Furniture, the outlook for the first half of 2002 remains good in the countries in which we have our principal operations (France and Germany), where we have increased prices. In the U.S., reservations for advertising campaigns in shopping centres have been increasing significantly in the first quarter of 2002 as compared to the same period in 2001. In Billboard, the decline in the market seems to have slowed in the initial months of 2002. Finally, in Transport, the level of sales and reservations remains weak, due to the decrease in passenger traffic in airports as compared to last year.

Outlook for 2002

While we are cautious about the general outlook of the advertising market in the first semester of 2002, we are confident in our ability to achieve a rate of growth that is greater than that of the advertising market.

First quarter of 2002

On a constant basis, organic growth in our revenues should be negative in the first quarter of 2002, due to the weakness of the transport segment and a strong result by comparison in the first quarter of 2001.

In Street Furniture, organic growth revenues should be on par with that seen in the fourth quarter of 2001. Billboard revenues should be slightly lower than those seen in the first quarter of 2001.

Market conditions remain difficult in Transport, following the events of September 11, resulting in a double digit decline in revenues, on a constant basis.

First semester of 2002

Internal growth should reach 2% in Street Furniture in the first six months, which is greater than the growth in the fourth quarter of 2001, and we expect this growth to improve throughout 2002. Shopping centre activity in the United States should show a strong increase in the first six months of 2002, as compared to the first six months of 2001. In Billboard, market conditions are improving in some of our key markets, where our modernisation of the billboard network in 2001 is beginning to bear fruit. Billboard revenues, on a constant basis, should be in line with those from the first half of 2001. We expect Transport revenues, on a constant basis, to have a double digit decline as compared with the first half of 2001.

However, the second half of 2002 should be better than the first.

The cost reduction program implemented in 2001 should generate savings of €20 million in 2002 and thereafter. The modernisation in 2001 of our billboard network in France and in the United Kingdom should have a full effect as of 2002. We are well positioned to benefit from rebound in the advertising market given our exclusive position in the outside advertising market. New contracts, investments, acquisitions and partnerships, as well as our cost reduction program, should contribute to our group's performance in 2002.

Having won the bid in November 2001 to provide street furniture in Chicago, we plan to sign this contract with the city during the first half of 2002. This contract, which has a term of 20 years, provides for the installation of 2000 bus shelters and a co-ordinated line of kiosques for newspapers and information. The projected revenues for the term of this agreement are €850 million, and the projected investment is €80 million.

On January 9, 2002, Viacom Decaux LLC - a joint-venture (50/50) between Viacom Outdoor Advertising, a subsidiary of Viacom Inc. and JCDecaux in the United States - signed with the city of Los Angeles the largest street furniture contract in the history of the United States. The Viacom Decaux agreement, which should generate revenues of approximately €900 million over 20 years, provides for the installation of 2,500 bus shelters, 150 automatic toilets, and 700 kiosques and advertising columns. This represents 5,820 new back-illuminated advertising faces. With a population of 3.7 million people, Los Angeles is the premier outdoor advertising market in the United States. The investment to be made by Viacom Decaux will amount to €70 million. The Viacom Decaux partnership will also be extended to the rest of California.

Since January 1, 2002, we have won six new contracts in Europe, South America, and Asia, representing estimated revenues of €250 million. In Europe, our Spanish subsidiary signed three new street furniture contracts with the cities of Saragossa (700,000 people), Alicante (300,000 people), and Mostoles (210,000 people), which represent estimated revenues of €128 million. In addition to bus shelters and other traditional structures, these contracts provide for the installation of new street furniture structures offering a large range of services to the public.

We signed a contract with the city of Copenhagen providing for operation and maintenance in the city centre of parking areas for the city's free bicycles. This agreement represents estimated revenues of €9 million.

In South America, JCDecaux won an exclusive transport advertising contract for the metro in Santiago, Chile. This agreement involves installing and maintaining advertising panels distributed among 52 metro stations in Santiago, Chile, which represent a total annual advertising audience of more than 200 million passengers. This contract represents estimated revenues of €83 million.

In Asia, we signed a partnership agreement with In-Poong Inc., the leading outdoor advertiser in South Korea, to jointly design and install shelters for taxis in the city of Seoul. Advertising revenues from this contract are forecast to be €30 million.

With a population of 10 million people, Seoul is the largest city in the world and the most important advertising market in Korea. South Korea is the seventh largest advertising market in the world just after France and Italy and the second largest in Asia after Japan.

Our Strategy

Our objective is to be the leading global one-stop shop for outdoor advertising, with the most attractive portfolio of advertising space to offer to our advertisers. To achieve this objective, we intend to continue to expand our already strong advertising network in the most attractive locations worldwide and to implement an operating strategy designed to achieve the best yield from our network. We believe that our strategy will allow us to exploit the position of outdoor advertising as the only remaining mass marketing medium. We intend to achieve our strategy principally by:

Expanding our Network

We are expanding our network of premium quality street furniture, billboard, and transport advertising spaces in the most attractive locations. We seek to have the most attractive international advertising network to offer our advertisers by:

- Targeting the largest and most important cities in the countries where we operate and using our position in these cities to develop strong national networks.
- Using our wide range of premium street furniture designs and reputation for scrupulous maintenance to appeal to the municipalities that grant concessions.
- Seeking long-term street furniture contracts enabling us to invest in high-quality products that provide a premium showcase for our advertisers.
- Using proprietary market research tools such as Geo-Logic to determine the optimal location for our billboard panels.
- Developing a comprehensive pan-European presence in each of our principal business activities, including a presence in Street Furniture, Billboard, and Transport in each of our principal cities.

- Participating in the ongoing consolidation of the European outdoor advertising market.

Exploiting acquisition opportunities

We believe that our operating philosophy and the strength of our network provide significant advantages that allow us to take advantage of acquisition opportunities to enter new markets, expand in cities where contracts have already been awarded, or complete our product offerings. We have already developed a track record for successfully integrating acquired companies in countries such as Sweden and the Netherlands and have effectively applied our experience substantially to complete our integration of Avenir in France and to co-ordinate further our business activities in other countries, as in the case of Gewista in Austria, and the case of IGP in Italy. The main elements of our acquisition strategy include:

- Taking advantage of our new status as a listed company and use our shares as acquisition currency where appropriate.
- Pursuing partnerships with the existing management of target companies, which we believe makes us attractive to the many family businesses in the European outdoor advertising market.
- Developing complete product offerings around our acquisition targets that allow us to enhance the profitability of the companies we acquire and develop our presence in the geographic markets of those companies.
- Taking advantage of opportunities to reduce costs through shared research and development costs, merging sales forces where appropriate, and extending our central purchasing operations to our acquired companies.

Exploiting the Potential of our Network.

We exploit the potential of our network by combining our long-standing experience in the outdoor advertising market with our multiple products, sophisticated marketing techniques, and international network. In particular we achieve this result by:

- Increasingly offering packages of Street Furniture, Billboard, and Transport advertising that are fully co-ordinated as to campaign duration and location, which advertisers would have difficulty achieving in the absence of a single, integrated provider. Such packages include products combining different structures and countries.
- Maintaining control over the location of our street furniture advertising spaces in the cities where we operate, so that we can use our experience and know-how to give advertisers the greatest visibility in the most prestigious locations.
- Maintaining a uniformly high quality product offering throughout our network, as well as a pricing policy that reflects the premium quality products that we offer.
  The quality of our panels has been consistently affirmed by independent audience measurement agencies such as POSTAR in the United Kingdom. In addition in 2001, Avenir, together with Carat Expert, tested the actual impact of two of its adverting campaigns, one for an advertiser in the alcohol industry, in January, and another for an advertiser in the coffee industry, in May. The campaigns were done in two cities of comparable size in terms of population, with the same advertisements displayed on 100% fixed panels in one city and 100% scrolling panels in another. These two campaigns, which had equivalent reach in terms of audience and GRP, were displayed between January 16 and 23, 2001, and May 22 and 28, 2001 respectively.
  The results show that, with equally positioned brands, particularly in terms of market penetration, the type of panels (fixed or scrolling) and format ($8m^2$ or $12m^2$) have no effect on the various criteria of impact (recognition, attribution, approval) of an advertising campaign.
- Conducting sophisticated socio-demographic analyses of the audiences reached by our network, enabling us to offer our advertisers packages that target the specific audiences that they wish to reach.
- Applying successful street furniture concepts such as state-of-the-art design and integration of service applications to enhance the quality of advertising in areas such as transport advertising and shopping malls.
- Re-launching Billboard advertising as a higher quality advertising medium through incorporation of successful street furniture concepts, such as scrolling posters and back-illumination.

Investment Strategy

Principal Completed Investments

Most of our capital expenditures relate to the construction and installation of street furniture and advertising panels in connection with new contracts, as well as recurring investments necessary for our ongoing business operations (vehicles, computers, furnishings and buildings).

In 2001, we spent €199.0 million on new street furniture concessions, such as those in Salvador de Bahia, Brazil and Montevideo, Uruguay; shopping malls in the U.S. and in Plymouth, Glasgow, and Birmingham in the U.K.; street furniture concessions in Sabadell, Spain, press kiosques in Madrid, Spain and street furniture concessions in Melbourne, Australia; as well as renewing concessions which were arriving at their term (Lens, Avignon, Puteaux, Brussels) and transforming fixed advertising panels into scrolling panels. We spent €62.5 million on general investments (optimising the space at our operations headquarters in Plaisir, for new offices in London and Madrid, renovating and outfitting offices in France following consolidation of JCDecaux and Avenir, and for vehicles and computer software programs). Finally, we spent €25.4 million to maintain our existing advertising network. In 2000, the amounts that we spent on each of these respective investments came to €180.3 million, €40.3 million, and €23.0 million.

Principal Future Investments

Since we completed in 2001 our program to expand our operating and commercial sites, as well as our transformation of fixed billboard panels into scrolling panels, our future investments will focus on developing our street furniture and transport concessions, either in connection with new contracts that we have won (Los Angeles, Chicago, Alicante, Mostoles, Seoul, the metro in Santiago, Chile and the buses in Adelaide), or in connection with contract renewals (Liège, Saragossa).

Statutory Auditors' Report on the Consolidated Financial Statements

(Translated from French)

To the Shareholders of the company JCDecaux SA,

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we hereby report to you, *for the year ended December 31, 2001, on the audit of the* accompanying consolidated financial statements of the Company JCDecaux SA reported *in* euros currency.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the *group's financial position and of its assets* and liabilities as of December 31, 2001, and of the results of its *operations for the year then ended in accordance with* accounting principles generally accepted in France.

We also performed the verification of the information given in the management report of the Board of Directors. We have no comment as to its fair presentation and its conformity with the consolidated financial statements.

Paris, March 18, 2002

The Statutory Auditors

Barbier Frinault & Autres Andersen

Patrick Malvoisin

Statutory Auditors
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Fiduciaire Révisunion

Claude Chezaud - Yves Floury

Statutory Auditors
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

Consolidated Financial Statements

Balance Sheet

Assets

In million Euros	12.31.2001	12.31.2000	12.31.1999	12.31.1999 Pro forma
Intangible assets (net)	**36.2**	27.5	15.1	15.1
Goodwill (net)	**1,105.3**	1,039.4	944.3	885.3
Tangible assets (net)	**773.2**	613.4	461.4	475.3
Investments (net)	**87.3**	93.7	59.9	59.9
Fixed assets	**2,002.0**	**1,774.0**	**1,480.7**	**1,435.6**
Inventories (net)	**113.4**	95.4	68.6	68.6
Trade receivables (net)	**409.8**	389.6	321.8	321.8
Others receivables (net)	**152.2**	180.1	190.4	159.9
Deferred tax assets (net)	**46.4**	23.6	25.1	24.9
Marketable securities (net)	**141.1**	27.8	23.2	23.2
Cash	**52.6**	50.1	42.6	42.6
Current assets	**915.5**	**766.6**	**671.7**	**641.0**
Total assets	**2,917.5**	**2,540.6**	**2,152.4**	**2,076.6**

Liabilities and Equity

In million Euros	12.31.2001	12.31.2000	12.31.1999	12.31.1999 Pro forma
Shareholders' Equity				
Capital	**3.4**	2.7	2.6	2.6
Share premium	**923.2**	244.2	82.1	82.1
Legal reserve	**0.3**	0.3	0.3	0.3
Consolidated reserves / Group share	**384.8**	356.3	303.9	241.9
Current year net income / Group share	**10.2**	20.4	59.7	35.6
Shareholder's Equity (Group share)	**1,321.9**	**623.9**	**448.6**	**362.5**
Minority interests	**68.8**	47.5	53.3	54.1
Provisions for risks and contingencies	**83.4**	**73.1**	**57.6**	**57.6**
Deferred tax liabilities	**27.4**	**29.7**	**9.2**	**14.6**
Liabilities				
Bank borrowings	**896.5**	1,278.5	1,049.3	1,100.8
Miscellaneous loans and financial debts	**12.2**	9.4	24.1	24.1
Trade payables	**188.1**	201.3	165.7	165.7
Other liabilities	**300.7**	269.0	335.8	284.5
Bank overdrafts	**18.5**	8.2	8.8	12.7
Liabilities	**1,416.0**	**1,766.4**	**1,583.7**	**1,587.8**
Total Liabilities & Shareholders' Equity	**2,917.5**	**2,540.6**	**2,152.4**	**2,076.6**

Income Statement

In million Euros	2001	2000	1999	1999 Pro forma
Net revenues	**1,543.2**	1,417.1	932.3	1 208.1
Operating expenses excluding depreciation charges & provisions	**(1,165.9)**	(1,031.6)	(652.3)	(893.6)
EBITDA (1)	**377.3**	385.5	280.0	314.5
Depreciation charges & provision (net)	**(176.2)**	(147.7)	(97.5)	(117.1)
Operating income	**201.1**	**237.8**	**182.5**	**197.4**
Net financial income/(loss)	**(53.1)**	**(61.3)**	**(13.5)**	**(31.6)**
Income from recurring operations	**148.0**	**176.5**	**169.0**	**165.8**
Non-recurring income/(loss)	**(5.8)**	2.4	(1.5)	(3.1)
Income tax	**(49.8)**	(95.0)	(72.6)	(72.3)
Net income from consolidated companies before income from equity affiliates and amortization of goodwill	**92.4**	**83.9**	**94.9**	**90.4**
Net income from equity affiliates	**7.1**	4.9	2.2	2.4
Amortization of Goodwill	**(70.9)**	(49.7)	(24.6)	(44.7)
Consolidated net income	**28.6**	**39.1**	**72.5**	**48.1**
Minority interests	**18.4**	18.7	12.8	12.5
Group share	**10.2**	20.4	59.7	35.6
Earnings per share (in euros)	**0.051**	0.116	349.00	208.2
Earnings per share diluted (in euros)	**0.050**			
Number (average) of shares (2)	**201,470,353**	**172,117,733**	**170,957**	**170,957**
Number (average) of shares (diluted)	**203,640,257**			

(1) Group measures the performance of business lines on the basis of EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortization). EBITDA is not defined by French accounting principles.

(2) Earnings per share in 2000 are not comparable to those in 1999 due to the increase in the number of shares in 2000. (See note 2.8 hereafter.) Earnings per share are calculated on the basis of the weighted average number of shares at year-end.

Cash Flow Statement

In million Euros	2001	2000	1999	1999 Pro forma
Net income (Group share)	**10.2**	20.4	59.7	35.5
Minority interests	**18.4**	18.7	12.8	12.5
Income from equity affiliates	**(7.1)**	(4.9)	(2.2)	(2.1)
Dividends received from equity affiliates	**4.1**	3.7	0.6	0.3
Employee profit sharing		4.3	3.4	3.3
Change in deferred tax	**(47.9)**	13.9	(2.6)	(7.9)
Effect of exchange rate fluctuations		(1.1)	0.4	1.2
Net amortization & provision allowance	**270.5**	186.0	124.3	164.2
Capital (Gain/Loss)	**(12.7)**	(2.3)	1.1	0.6
Cash provided by operations	**235.5**	**238.7**	**197.5**	**207.6**
Change in working capital	(6.0)	(99.4)	6.0	12.5
Net cash provided by operating activities	**229.5**	**139.3**	**203.5**	**220.1**
Acquisitions of intangible assets	**(12.6)**	(18.8)	(7.6)	(9.6)
Acquisitions of tangible assets	**(274.3)**	(236.6)	(164.5)	(184.3)
Acquisitions of financial assets (long term investments)	**(135.4)**	(188.0)	(1,021.7)	(178.1)
Acquisitions of financial assets (others)	**(9.1)**	(23.5)	(10.7)	
Fluctuations of payables on assets	**(10.0)**	(22.0)	17.4	17.4
Total investments	**(441.4)**	**(488.9)**	**(1,187.1)**	**(354.6)**
Disposals of intangible assets	**1.6**			1.1
Disposals of tangible assets	**33.2**	11.7	2.9	3.7
Disposals of financial assets (long term investments)		1.7	2.1	2.3
Disposals of financial assets (others)	**4.4**	5.0	15.5	23.2
Fluctuation of receivables on assets	**(3.8)**	2.0	(2.0)	(2.0)
Total disposals of assets	**35.4**	**20.4**	**18.5**	**28.3**
Net cash (used in) provided by investing activities	**(405.9)**	**(468.5)**	**(1,168.6)**	**(326.3)**
Dividends paid	**(14.6)**	(35.1)	(11.4)	(63.7)
Reduction of capital		0.5	(0.2)	(0.1)
Repayment of debt	**(408.3)**	(980.7)	(86.9)	(86.9)
Cash inflow from financing activities	**(422.9)**	(1,015.3)	(98.5)	(150.7)
Increase in shareholders' equity	**679.8**	162.5	0.9	0.9
Increase in debt	**25.1**	1,199.5	996.9	203.0
Cash outflow from financing activities	**704.9**	1,362.0	997.8	203.9
Net cash (used in) provided by financing activities	**282.0**	**346.7**	**899.3**	**53.2**
Effect of exchange rates fluctuations	–	1.1	3.8	3.1
Cash of merged companies	–	(5.9)	–	–
Change in cash position	**105.7**	**12.7**	**(62.0)**	**(49.9)**
Cash position beginning of period	**69.6**	57.0	119.0	103.2
Cash position end of period	**175.3**	69.7	57.0	53.3

The €3.7 million difference between the 1999 year-end pro forma cash position and the beginning cash position for the year ending December 31, 2000, relates to the impact on the cash position as of December 31, 1999 of the pro forma adjustment over a year and a half (1998 and the first half of 1999) corresponding to the loss in earnings relating to the MCPE loan (See "Methods used" in the paragraph on the pro forma financial statements hereafter).

Major Events for the 2001, 2000 and 1999 Fiscal Years

2001

The Decaux Group went public on June 21, 2001. The company JCDecaux SA is now listed on the Primary Market ("Premier Marché") of Euronext Paris SA.

During the first half of 2001, the Group continued its internal restructuring, which has given rise to a more simplified legal organization. In France, this restructuring consisted of the merger/absorption of JCD Communication (T), RPMU and JCDecaux Services into JCDecaux SA, including the purchase of minority shares.

In April 2001, the Decaux Group took joint control of the Gewista Group. Following this operation, the company JCDecaux Central Eastern Europe owns the shares of Affichage Holding and Gewista.

Besides, in December 2001, the group has achieved the operational and legal reorganization of its subsidiaries of the street furniture division in the United States. This reorganization has resulted in the implementation of shared services centers between the street furniture and transport divisions (JCDecaux Airport).

The companies JCDecaux SA and Europoster have participated on June 26, 2001 in the creation of a joint venture with the company RCS Editori SPA in Italy, resulting in the joint control of the company IGP (Impresa Generale Publicita).

The company RCI was led to cease its business during the last quarter 2001 as its agreement with Air France was not renewed.

2000

In September 2000, JCDecaux SA decided to restructure its financial debt by opening a credit line for a total amount of €1,372 million. This credit line is made up of a tranche A of €870 million used for financing two major acquisitions (Affichage Holding and the Havas Group's Outdoor Advertising division) and of a tranche B of €502 million to finance future investments and acquisitions.

The Group undertook an important restructuring plan in 2000 to simplify the legal structures in the main countries where it has operations. JCDecaux SA acquired from JCD Holding (formerly JCDecaux International) and other minority shareholders their shares of JCDecaux SA's affiliates. JCDecaux SA subsequently increased its capital in order to pay for these shares.

The Group has also carried out a pooling of resources of the two divisions Decaux and Avenir.

1999

On June 29, 1999, JCDecaux SA acquired the Outdoor Advertising division of the Havas Média Communication Extérieure Group (MCPE) for a total price of €884.9 million.

1999 Pro forma Financial Statements

Background

On June 29, 1999, JCDecaux SA acquired the Outdoor Advertising division of the Havas Média Communication Extérieure Group (MCPE).

In order to provide a complete overview and to enable comparison between financial statements for the new Group, the Group prepared pro forma financial statements for 1999, for the combined activities of MCPE and JCDecaux.

The 1999 pro forma financial statements are based on both JCDecaux SA's 1999 consolidated financial statements[1] and MCPE's consolidated financial statements for the first half of 1999.

Methods Used

The methods used to draw up the pro forma financial statements are as follows:

- the acquisition of MCPE is deemed effective as of January 1, 1998; the other changes in scope not deemed significant were not carried over,

(1) MCPE was fully consolidated in the JCDecaux Group as of July 1, 1999.

- goodwill recorded in the historical financial statements as of June 30, 1999 was carried over for the same amount as of January 1, 1999, and the consolidated financial statements of MCPE had been previously restated using adjustments to bring the financial statements into line with the Group's methods. The annual amount of amortization corresponds to the amortization of goodwill over 20 years,
- the financing of the acquisition of MCPE, borrowings and equity, is deemed effective as of January 1, 1998. The interest expense on borrowings as well as the loss in earnings on the equity financing were recorded for both years,
- MCPE's consolidated financial statements for 1998 and 1999 were adjusted when the pro forma financial statement were prepared for two extraordinary operations (impact of the sale of Comareg equity interests and payment of an extraordinary dividend) carried out prior to the actual sale to JCDecaux SA on June 29, 1999.
- the cost for improving and extending the useful life of street furniture in France are capitalized and depreciated over 3.6 years in the 1999 pro forma financial statements
- the new provisions of Regulation No. 99-02 of the French Accounting Regulations Committee (Comité de Réglementation Comptable), on consolidated financial statements, were applied retroactively to the 1999 fiscal year.

Details of the Adjustments

The impact of the pro forma entries on the income statement is presented in Note 8.

1. Accounting Methods and Principles

1.1. Consolidation Principles

a. General Principles

Since December 31, 1999, the Group's consolidated financial statements have been prepared in accordance with the new legal and regulatory provisions applicable in France as set out by Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements.

The application of these new standards did not have a significant impact on the consolidated balance sheet and income statement.

b. Change in Accounting Methods

One change in accounting methods relating to maintenance costs was applied during the 2000 fiscal year:

Starting on January 1, 2000, the costs for improving and extending the useful life of street furniture both in France and abroad are capitalized and depreciated over half the estimated useful life of street furniture.

This change had the following effects:

- an increase in the consolidated opening reserves of €22 million, which corresponds to the impact of this method, had it been applied for the previously fiscal year,
- an increase in net income for 2000 of €5.2 million.

This change in accounting methods is taken into account in the 1999 pro forma financial statements solely for street furniture in France.

Two changes in accounting methods were applied during the 1999 fiscal year:

- starting January 1, 1999, the Group depreciated its street furniture over a period of 7 to 10 years. Until 1998, the periods of depreciation used in the consolidated financial statements for street furniture were 4 and 7 years. The new periods of depreciation are based on studies carried out by the Group on the economic useful life of street furniture.
- deferred tax assets due to timing differences or losses are not recognized when they are deemed uncertain. Until December 31, 1998, no deferred tax assets were recognized, except under special circumstances.

These changes had the following effects:

- an increase in the consolidated opening reserves of €50 million, which corresponds to the impact of these methods, had they been applied for the previous fiscal year,
- an increase in net income for 1999 of €7 million.

The detailed impact of these changes on the Group consolidated reserves is presented in notes 2.8 and 2.9 hereafter.

1.2. Scope and Methods of Consolidation

The companies of the Group that are of considerable size are consolidated. Generally, subsidiaries meeting one of the following three criteria are consolidated:

In million Euros	Absolute amount greater than
Revenues	0.8
Equity (Group Share)	1.5
Net Income (Group Share)	0.6

The aggregate of the non-consolidated companies is not significant.

The financial statements of companies under exclusive control are fully consolidated.
Companies that are jointly controlled by the Group in association with other shareholders are consolidated following the proportional method, where such companies' financial statements are consolidated to the extent of the Group's proportionate interest.

The financial statements of companies over which the Group exercises, either directly or indirectly, a significant influence on the management and financial policy are accounted for under the equity method.

In order to offer a clearer view of the JCDecaux Group from an economic standpoint, the Swiss company Affichage Holding has been accounted for under the equity method as of October 7, 1999, although it was only acquired from JCDecaux Holding (formerly JCDecaux International) by JCDecaux SA on May 22, 2000. Thus, the 1999 financial statements cover all the Group's street furniture business activities.

The main effects on the December 31, 1999, December 31, 2000 and December 31, 2001 consolidated financial statements of this accounting under the equity method are presented below:

In million Euros	Amount as of dec. 31, 1999	Amount as of dec. 31, 2000	**Amount as of dec. 31, 2001**
Investment in equity affiliates	37.2	40.3	**44.1**
Goodwill (1)	108.4	102.9	-
Loans (2)	141.5	-	-
Share in net income of equity affiliates	1.0	4.5	**6.3**

(1) Net goodwill for Affichage Holding was transferred to JCDecaux Central Eastern Europe, within the scope of the exchange of Affichage Holding shares for Gewista shares (See Note 2.1 hereafter). This transfer had no impact on the consolidated financial statements.

(2) The loan used for financing the acquisition of Affichage Holding is now included in tranche A of the €870 million loan contracted in 2000. The outstanding credit facility of tranche A is also used for financing the acquisition of the Outdoor Advertising division.

Table 6.2 presents the list of consolidated subsidiaries and the consolidation method used for each of these companies. All the significant transactions between Group companies are eliminated upon consolidation.

1.3. End of the Fiscal Year

The consolidated financial statements are prepared on the basis of annual financial statements for all companies as of December 31.

1.4. Translation of Financial Statements prepared in Foreign Currency

Foreign subsidiaries' financial statements are translated on the following basis:

- year-end exchange rates, for balance sheet items, except for JCDecaux Argentina's balance sheet that was translated as of December, 2001 on the basis of the average rates of the three first days of quotation of the Peso in January 2002.
- average annual rates, for income statement items.

Foreign exchange differences relating to a monetary component which is in substance an integral part of the Group's net investment in foreign consolidated companies are recorded within consolidated shareholders' equity until disposal or liquidation of the net investment, at which date they are to be recorded as income or charges in profit or loss as are the other exchange translation differences. This accounting treatment has been applied to the companies JCDecaux Uruguay and JCDecaux Salvador.

1.5. Intangible Assets

Pre-operational costs as well as research and development costs are included in operating expenses in the income statement, as incurred.

Concessions and patents are amortized over their legal useful life.

Only significant, individualized and clearly identified software (such as ERP) are capitalized and amortized over a period of 5 years maximum. Other software is included in operating expenses.

Going concern values and goodwill (not resulting from consolidation) are completely amortized the year they are recorded in the financial statements.

1.6. Goodwill

The difference between the acquisition cost of shares of consolidated companies and the proportion acquired in the equity adjusted in compliance with Group principles and methods is, after analysis, divided up between:

- positive or negative purchase price discrepancies relating to certain identifiable balance-sheet items, and
- the goodwill for the unallocated balance.

The acquisition cost of shares includes related purchase costs (fees, etc.).

Goodwill is amortized using the straight-line method over a period not exceeding 20 years.

In case of particular circumstances (major structural modifications of technical, regulatory or market conditions, in the case of a planned sale or of insufficient profitability, etc.), impairment of goodwill is established, beyond the scheduled amortization allowances, by means of a provision.

1.7. Tangible Assets

Tangible assets appear on the balance sheet at historical acquisition cost.
Depreciation allowances, calculated according to uniform rules within the Group, are mainly calculated using the straight-line method over the following estimated useful lives:

Depreciation Period

Tangible Assets	
Buildings and constructions	10 to 20 years
Technical installations, tools and equipment (street furniture and billboards)	2 to 10 years
Other Tangible Assets	
Fixtures and fittings	5 to 10 years
Transport equipment	4 years
Office and computer equipment	3 years
Furniture	5 to 10 years

Street Furniture
Street Furniture (Bus shelters, MUPIs–City Light Billboards, Seniors, Electronic Information Journals, Automatic Public Toilets, Morris Columns, etc.) is depreciated over a period of 7 to 10 years.

Billboards
Billboards are depreciated according to the method of depreciation prevailing in the countries concerned in accordance with local regulations and economic conditions. The main methods used are as follows:

Country		Depreciation Method
France		
Standard billboards	declining balance over	4 years
Lighted trivisions	straight-line	5 years
"Palissades" and lighting	straight-line	2 years
Columns	straight-line	5 years
United Kingdom	straight-line	6 years
Italy	straight-line	7 years
Belgium	straight-line	3 to 6 years
Spain	straight-line	7 to 10 years

1.8. Investments in Non-consolidated Subsidiaries

This item consists of equity interests in companies which did not show any activity during the 2001 fiscal year, or on which the Group has no significant influence or lastly which would not significantly contribute to the consolidated financial statements, as a result, in particular, of the predominance of intra-Group transactions recorded in their accounts.

Depreciation allowances are booked for impairment of investments in non-consolidated affiliates and long-term investment securities when their realizable or going concern values assessed investment by investment become lower than their historical cost. The realizable and going concern values take into account the share in equity and the profitability prospects.

1.9. Inventories

Inventories mainly consist of:

- street furniture in kit form or partially assembled,
- parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly costs. Depreciation allowances are booked for impairment, as needed, when as a result of business prospects, they may be sold for a value that is less than the value on the balance sheet.

1.10. Provisions for Bad Debt

A provision for bad debt is recorded when the collection value of receivables is less than the book value.

1.11. Marketable Securities

Marketable securities are stated at the lower of cost and market values. If the value of marketable securities at year-end shows an overall capital loss by class of securities, a depreciation allowance is recorded for the same amount.

The application of the rule No. 99-02 regarding the revaluation of marketable securities would not have any significant effect compared to the historical values recorded.

1.12. Retirement Benefit Commitments

As a result of the rights to retirement benefits accrued in France through December 31, 1994, a loss and contingency provision was set aside.

Since 1995, the companies of the Decaux Group have used an external pension management service which covers part of the accrued retirement benefits of their employees. The part not covered is being provided for.

Retirement benefit commitments of the MCPE division companies have undergone an actuarial evaluation and the corresponding provision is recorded as a liability on the balance sheet.

The retirement benefit commitments are calculated according to the "Convention Nationale de la Publicité" (Collective Bargaining Agreement for Advertising). Their calculation is established on the basis of several hypotheses of rates (inflation rates, rates of revaluation of wages, discounting rate, turnover).

1.13. Non-recurring Income/Loss

Non-recurring gains and losses consist of significant items which, in light of their type, their unusual nature and their non-recurrence cannot be considered as inherent to the recurring operating activity of the Group, such as capital gains and losses on sales and related charges, miscellaneous penalties or exceptional fixed asset depreciation.

1.14. Current and Deferred Income Tax

The Group records deferred tax resulting from timing differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Using the liability method, deferred tax is calculated by applying the most recent tax rate. Deferred tax assets are subject to a valuation allowance when they are unlikely to be used within a reasonable time frame.

The income tax charge in the consolidated income statement corresponds to the current tax due by each consolidated taxable entity, adjusted for deferred tax.

The amount of deferred tax recorded results mainly from consolidation adjustments (standardization of Group accounting principles and amortization/depreciation periods for tangible and intangible assets), from timing differences between accounting and taxable income. Deferred tax assets on tax losses carried forward are systematically computed, and are subject to a depreciation allowance when their recoverability over a reasonable period is not quite certain.

1.15. Capital Leases

Real estate capital lease agreements deemed significant are restated.

Fixed assets acquired under capital leases are recorded at cost at the inception of the lease. They are depreciated according to the same principles as if they had been purchased outright.

The corresponding long-term debt is recorded on the balance sheet and is considered to be a financial expense.

Only one agreement (that for the building of SNC Aguesseau) which fell within the scope of application of this principle ended during the 2001 fiscal year, as the Aguesseau building was sold in December 2001.

1.16. Earnings per Share

Earnings per share are computed based on the weighted average number of shares excluding stock options.

The calculation of this indicator after dilution takes into account the weighted average number of shares as well as the weighted average number of stock options granted during the fiscal year 2001.

2. Comments on the Balance Sheets

2.1. Scope of Consolidation

2001

The main changes that took place during the 2001 fiscal year are as follows:

JCDecaux SA along with the B&C group acquired a controlling interest in the Gewista group.

In the course of this operation, the shares of Affichage Holding and Gewista have been transferred to JCDecaux Central Eastern Europe.

The French companies RPMU, JCDecaux Services and JCDecaux Communication (T) were merged into JCDecaux SA with retroactive effect as of January 1, 2001.

In addition, the Group acquired the following investments in foreign companies:

- the German company Media Frankfurt for a purchase price of €8.2 million, Media Frankfurt is jointly controlled with the German company Fraport AG,
- the Spanish companies Planigrama and Dypsa for a total purchase price of €13.7 million,
- the Norwegian company JCDecaux AS for a purchase price of €10.3 million,
- the Swedish company Xpomera for an purchase price of €1.9 million.

JCDecaux SA increased its holdings in Portuguese companies, over which it now has exclusive control: Red Portugal, Placa, Centeco, Autedor. The Group also now has an exclusive control over two Finnish companies, JCD Finlande (formerly Maximedia) and Maxivisio (formerly Famigro), as well as over the Norwegian company JCDecaux Norge.

The companies JCDecaux Salvador, JCDecaux Group Services, and JCDecaux Japan, recently created, as well as the company JCDecaux Argentina, have been consolidated for the first time in 2001.

Lastly, in the course of setting up the Italian joint venture, Europoster contributed its shares of JCD CE Italia to IGP for €20.2 million and JCDecaux SA subscribed in cash to an increase in IGP's capital for €34.9 million. The JCDecaux Group has a 32.35% interest in IGP, which is consolidated following the proportional method. IGP has a direct 100% holding in JCD Communicazione Exteriore Italia and a 50% holding in Publiflor.

2000

In 2000, the Group initiated internal restructuring leading to a more simplified legal organization.

In France, this restructuring consisted of three merger/absorptions with retroactive effect as of January 1, 2000:

- Avenir absorbed its subsidiaries, including EPB and Sopremo (formerly consolidated), within the scope of a simplified merger.
- JCDecaux Mobilier Urbain (formerly JCDecaux) absorbed SFCM and SEG.
- JCDecaux SA absorbed MCPE.

JCDecaux SA carried out a €162.2 million increase in equity in order to pay for the contribution of shares in Group companies by JCDecaux Holding and minority shareholders.

On June 21, 2000, an agreement was signed for a merger by absorption of the subsidiaries JCDecaux Italia and Publimetro in the subsidiary Avenir Italia. The merger legally took effect as of June 27, 2000. It was decided to merge the three subsidiaries with retroactive effect for accounting purposes as of January 1, 2000. The new company is called JCDecaux Communicazione Exteriore Italia.

JCDecaux Neonlight Siam, created in 1996, was consolidated for the first time during the year 2000.

1999

On June 29, 1999, JCDecaux SA acquired the shares of the Outdoor Advertising division of the Havas Média Communication Extérieure Group. The companies were acquired for an overall price of €884.9 million.

The Group acquired holdings in foreign subsidiaries in 1999 for an overall price of €154.9 million.

- The Swiss company Affichage Holding was consolidated under the equity method (30%) for the first time in 1999.
- KlettDecaux acquired a holding in the company Nüremberg in Germany.

In 1999 JCDecaux SA took control of the French companies Decaux Publicité Extérieure (billboards installed on private property) and SEG (road maintenance activity for the city of Paris).

The costs of these acquisitions amounted to €14.5 million and €3.5 million respectively.

The companies Ilg Aussenwerbung Zacharias, Ilg Aussenwerbung, Ilg Werbe (Germany), Publicartaz (Portugal), JCD Interactive, JCD Boston, JCD Chicago (United States), JCD Do Brasil (Brazil), JCD Italia (Italy), JCD Singapore (Singapore) and JCD Slovaquie (Slovakia), created between 1996 and 1998, were consolidated for the first time during the 1999 fiscal year.

2.2. Goodwill

As of December 31, 2001, goodwill represented €1,281 million in gross value and its accumulated amortization amounted to €175.7 million. The net book value of goodwill recorded in 2001, 2000 and 1999 breaks down as follows:

In million Euros	12.31.2001	12.31.2000	12.31.1999	Pro forma 12.31.1999
MCPE (outdoor advertising) division	662.7	728.4	766.7 (1)	707.7
Goodwill arising from shares contributed by JCD Holding and minority shareholders in 2000	131.3	142.7	-	-
JCD Central Eastern Europe & its subsidiaries (Austria)	155.4	-	-	-
Affichage Holding (Switzerland)	-	102.9	108.4	108.4
IGP (Italy)	44.2	-	-	-
Others	111.7	65.4	69.2	69.2
Total	**1,105.3**	**1,039.4**	**944.3**	**885.3**

(1) The difference of €59 million concerning the net book values between the consolidated and pro forma accounts as of December 31, 1999 is due to the pro forma entries related to the retroactive effect as of January 1, 1998 of the acquisition of the MCPE division which resulted in an additional amortization expense of €59 million over 1.5 year in the 1999 pro forma financial statements.

The increase in goodwill in 2001 is essentially resulting from the Gewista (Austria) and IGP (Italy) operations. The yearly amortization charge includes the exceptional allowance of €5.8 million relating to the company RCI, as well as an exceptional allowance of €4.2 million corresponding to the net book value as of December 31, 2001, of the goodwill recorded in 2000 subsequent to the purchase of minority shares in American subsidiaries.

The goodwill on the MCPE division amounted to €764 million in gross value and €101 million in accumulated amortization as of December 31, 2001, compared to €788 million and €60 million respectively as of December 31, 2000. The decrease in gross value of €24 million corresponds to the transfer of the goodwill on JCD Communicazione Italia to IGP.

For the 2000 fiscal year, the contribution of shares by JCD Holding and minority shareholders resulted in the recording of goodwill of €144.1 million amortized in the amount of €1.4 million as of December 31, 2000.

2.3. Tangible Assets

Breakdown by Type of Asset

In million Euros	Gross Value	Depreciation or provisions	Net value 12.31.2001	Net value 12.31.2000	Net value 12.31.1999	Net value Pro forma 1999
Land	34.8		**34.8**	32.5	29.0	29.0
Buildings	75.9	37.6	**38.3**	48.3	43.9	43.9
Technical installations, tools and equipment	1,452.5	836.8	**615.7**	446.9	315.9	329.1
Other	217.2	151.5	**65.7**	71.6	56.3	57
Fixed assets in progress	16.9	0.3	**16.6**	12.4	14.3	14.3
Advances and deposits	2.1		**2.1**	1.7	2.0	2.0
Total	**1,799.4**	**1,026.2**	**773.2**	**613.4**	**461.4**	**475.3**

As of December 31, 2001 gross tangible assets amounted to €691.2 million in France and €1,108.2 million in foreign countries compared to €641.5 million and €858.9 million respectively as of December 31, 2000. As of December 31, 2001 gross tangible assets in foreign subsidiaries include notably €208 million in the UK, €128 million in Germany, €110 million in Spain, €90 million in Portugal and €86 million in Belgium.

The building under capital lease (SNC Aguesseau) was sold in December 2001.

As of December 31, 2000, the gross value and the depreciation of the building under capital lease (SNC Aguesseau) amounted to €18.6 million and €10.0 million respectively. The gross value of the land under capital lease (SNC Aguesseau) was €5.2 million.

Changes in Gross Values

In million Euros	Land	Buildings	Technical Installations	Other	Total
Pro forma December 31, 1999	**29,1**	**82,0**	**978,5**	**197,1**	**1,286,7**
Impact of the capitalization of maintenance costs in France			41,4		41,4
As of January 1, 2000	**29.1**	**82.0**	**937.1**	**197.1**	**1,245.3**
Changes in the consolidation scope	-	-	2.2	0.7	2.9
Acquisitions	1.1	8.9	142.3	60.2	212.5
Sales	(0.6)	(3.5)	(37.7)	(18.5)	(60.3)
Translation adjustments	(0.1)	-	(1.3)	0.6	(0.8)
Capitalization maintenance (opening)	-	-	78.7	-	78.7
Capitalization maintenance (2000 fiscal year)	-	-	24.1	-	24.1
Reclassifications	3.0	1.5	16.3	(22.8)	(2.0)
As of December 31, 2000	**32.5**	**88.9**	**1,161.7**	**217.3**	**1,500.4**
Changes in the consolidation scope	0.2	7.5	81.6	6.3	95.6
Capitalization maintenance (opening)	-	-	13.9	-	13.9
Capitalization maintenance (2001 fiscal year)	-	-	25.3	-	25.3
Acquisitions	2.2	5.6	200.2	41.0	249.0
Sales	(6.0)	(22.4)	(50.0)	(7.8)	(86.2)
Translation adjustments	0.5	0.2	3.9	1.2	5.8
Reclassifications (1)	5.4	(3.9)	15.9	(21.8)	(4.4)
As of December 31, 2001	**34.8**	**75.9**	**1,452.5**	**236.2**	**1,799.4**

(1) The net impact of the reclassifications is not zero, as some reclassifications have an impact on other accounts in the balance sheet.

2.4. Financial Investments

These consist of shares in equity affiliates, investments in non-consolidated subsidiaries, loans to non-fully consolidated companies and other investments.

Breakdown (net book value)

In million Euros	**12.31.2001**	12.31.2000	12.31.1999 actual and pro forma
Shares in equity affiliates	**45.6**	44.6	41.8
Shares in non-consolidated subsidiaries	**24.0**	29.1	7.2
Loans	**6.6**	15.7	5.8
Related receivables	**3.9**	0.9	3.5
Other investments	**7.2**	3.4	1.6
Total	**87.3**	**93.7**	**59.9**

The decrease of €6.4 million in investments between 2000 and 2001 is related to the inclusion in the scope of consolidation in 2001 of companies that were not consolidated in 2000 and to the change in the method of consolidation of the companies included in the Red group which were fully consolidated as of January 1, 2001.

The €33.8 million increase in the item between 1999 and 2000 is the result of the acquisitions of shares for €21.9 million and of new loans granted to JCDecaux Salvador and to JCDecaux Group Services in particular for €11.8 million.

Shares in Equity Affiliates

In million Euros	% of interest as of 12.31.2001	12.31.2001	12.31.2000	12.31.1999 actual and pro forma
Switzerland				
Affichage Holding	17.55%	44.1	40.3	37.2
Portugal				
Red Portugal			0.3	0.5
Placa			0.3	0.5
Autedor			0.2	0.1
Centeco			0.1	0.1
Purbe				0.3
Germany				
Nüremberg	17.50%	1.4	1.2	0.9
Ilg Aussenwerbung Zacharias	10.00%	0.1	0.1	
Asia/Australia				
Recruit Holding Hong Kong (1)			2.1	2.2
Total		45.6	44.6	41.8

(1) Company excluded from the consolidation scope in 2000.

Shares in Non-consolidated Subsidiaries

In million Euros	% Capital	Income 12.31.2001	Equity 12.31.2001	Gross value of shares as of 12.31.2001	Net value of shares as of 12.31.2001
Portugal					
Interior Lda	100,00%	NC	NC	0,5	0.5
Red Centro	75.00%	0.1	0.1	0,4	0.4
Germany					
Wall	11.10%	NC	NC	15.6	15.6
Switzerland					
JCD Mobilier Urbain Genève	100.00%	NC	NC	0.2	0.2
Stadtmoblierung Suisse		NC	NC	0.2	0.2
France					
Gommage et Aspiration	79.93%	(0.05)	(0.4)	0.2	0.0
Affimétrie	33.00%	0.0	0.0	0.1	0.1
Finland					
AS Oy Marjaniemanranta	58.00%	NC	NC	0.4	0.4
Asia					
MC Decaux Taiwan	60.00%	NC	NC	0.1	0.0
IP Decaux Corée	50.00%	NC	NC	0.2	0.0
Italia					
Shares owned by IGP and Publiflor	-	NC	NC	0.3	0.3
ISPA Brno (1)	100.00%	-	-	0.3	0.3
Asia/Australia					
Recruit Holding Hong Kong				2.2	2.2
Pearl & Dean Pty Ltd et Pearl & Dean Fidji (2)				3.5	3.5
Others				0.6	0.6
Total				24.8	24.0

(1) Company consolidated in 2001.

(2) Companies excluded from the consolidation scope in 2001.

In 2001, the shares in non-consolidated subsidiaries mainly consist of the shares in WALL in Germany held by JCDecaux Deutschland for €15.6 million. Several companies were merged (Backlite, AP Maintenance, Bright) or consolidated (ISPA SK+ CZ Group) in 2001.

The gross value of inventories as of 12.31.01 increased by €22.7 million for the French companies and €5.6 million for foreign companies compared to the gross value as of 12.31.00. In France, the increase is mainly due to the launching of the program of converting fixed seniors into scrolling posters.

2.5. Inventories

In million Euros	**12.31.2001**	12.31.2000	12.31.1999 Actual and pro forma
Gross value of inventories	**127.8**	99.5	73.2
Valuation allowances	**(14.4)**	(4.1)	(4.6)
Net value of inventories	**113.4**	**95.4**	**68.6**

The gross value of inventories as of 12.31.00 increased by €11 million for the French companies and €15 million foreign companies compared to the gross value as of 12.31.99. This increase is mainly due to the inventories of JCD Mallscape that increased by €11.7 million in anticipation of the installation of street furniture.

2.6. Other Receivables

In million Euros	**12.31.2001**	12.31.2000	12.31.1999	12.31.1999 Pro forma
Other operating receivables	**14.1**	26.2	27.6	27.6
Allowances for other operating receivables	**(0.3)**	(0.3)	(0.3)	(0.3)
Miscellaneous receivables	**16.5**	24.1	69.5	39.0
Allowances for miscellaneous receivables	**(0.8)**	(0.2)	(0.7)	(0.7)
Miscellaneous tax receivables	**42.5**	53.5	31.6	31.6
Receivables on assets	**4.1**	0.3	2.1	2.1
Advances and deposits paid	**11.4**	12.5	16.6	16.6
Prepaid expenses	**49.9**	41.6	32.6	32.6
Deferred expenses	**14.8**	22.4	11.4	11.4
Total other receivables	**153.3**	**180.6**	**191.4**	**160.9**
Total allowances on other receivables	**(1.1)**	**(0.5)**	**(1.0)**	**(1.0)**
Net other receivables	**152.2**	**180.1**	**190.4**	**159.9**

Changes in 2001

The decrease of €12.1 million in the item "other operating receivables" between 2000 and 2001, is mainly due to Avenir France for €6.7 million.

The tax receivables decreased by €11 million between 2000 and 2001, essentially in relation to JCDecaux SA.

The decrease of €7.6 million in deferred expenses between 2000 and 2001 is mainly due to the allocation of a part of the 2000 Initial Public Offering expenses to the share premium with respect to JCDecaux SA in the amount of €4.2 million.

Changes in 2000

Due to the merger of MCPE with Decaux SA in 2000, the current account with MCPE of €30 million in 1999 no longer appeared in 2000 within miscellaneous receivables, which largely explains the decrease in this item of €45.4 million between 1999 and 2000. The decrease is also due to a €9.8 million decrease of the miscellaneous receivables in Mobiliario Urbano (Spain).

For the same period, miscellaneous tax receivables increased by €23 million including in particular €7.3 million for JCDecaux SA, €1.4 million for JCD Mobilier Urbain, €3.8 million for JCD Services and €5.4 million for the Decaux companies in Spain.

Also during the period between 1999 and 2000, deferred expenses increased by €11.0 million including mainly €14.1 million for JCDecaux SA. This amount of €14.1 million mainly consists of expenses of €8.5 million related to the Initial Public Offering and bank charges of €5.8 million.

2.7. Net Deferred Tax

2.7.1. *Deferred Tax Recorded*

In million Euros	12.31.2001	12.31.2000	12.31.1999	12.31.1999 Pro forma
Deferred tax assets (net)	**46.4**	23.6	25.1	24.9
Deferred tax liabilities	**(27.4)**	(29.7)	(9.2)	(14.6)
Total	**19.0**	**(6.1)**	**15.9**	**10.3**

The increase in the net deferred tax asset position as of December 31, 2001 is essentially due to the recording of JCDecaux SA's tax losses carried forward as deferred tax assets in the amount of €24.7 million.

The decrease in the net deferred tax asset position of €16 million as of December 31, 2000 stems mainly from the change in accounting method related to the capitalization of foreign maintenance costs. This change in accounting method contributed to an increase of €8 million in deferred tax liabilities.

2.7.2. *Deferred Tax Assets on Unrecorded Tax Losses Carried Forward*

The amount of deferred tax assets computed on the basis of tax losses carried forward, and fully depreciated amounts to €14.3 million as of December 31, 2001 (vs €50.4 million as of December 31, 2000).

2.8. Changes in Stockholders' Equity

In million Euros	Capital	Premium	Consolidated reserves	Total
Equity as of December 31, 1998	**2.6**	**82.1**	**266.5**	**351.2**
Changes in accounting method			37.2	37.2
Net income for the period			59.7	59.7
Change in translation adjustments			0.5	0.5
Equity as of December 31, 1999	**2.6**	**82.1**	**363.9**	**448.6**
Increase in capital of JCDecaux SA (2)	0.1	162.1		162.2
Changes in accounting method			18.9	18.9
Net income for the period			20.4	20.4
Dividends paid			(25.6)	(25.6)
Change in translation adjustments			(0.6)	(0.6)
Equity as of December 31, 2000	**2.7**	**244.2**	**377.0**	**623.9**
Change in net equity of JCDecaux SA (1)	0.7	679.0		679.7
Net income for the period			10.2	10.2
Dividends paid (3)		-	-	
Purchase from minority shareholders and merger of JCDecaux SA			13.0	13.0
Change in translation adjustments			(4.9)	(4.9)
Equity as of December 31, 2001	**3.4**	**923.2**	**395.3**	**1,321.9**

(1) The JCDecaux Group went public on June 21, 2001.
The share capital is hereinafter made up of 221,600,760 shares, compared to 176,187,464 in December 2000. The expenses related to the Initial Public Offering were allocated to the share premium net of tax.

(2) In 2000, JCDecaux SA carried out an increase in equity of €162.1 million intended to pay for the shares contributed by JCD Holding and other minority shareholders. As of December 31, 2000, the share capital of €2,685,962 was made up of 176,187,464 fully paid-up shares compared to 170,957 shares in 1999, as the company carried out a one-to-one thousand split of the shares making up its share capital.

(3) The company has not paid any dividends. Besides, the current borrowing agreement does not allow dividend payments above 30% of consolidated net earnings on a yearly basis.

The consolidation of the MCPE division in 1999 resulted in a negative variance in the scope of consolidation at Group level because the calculation of the goodwill related to the acquisition of the subsidiaries was carried out on the basis of their net equity as of June 30, 1999, while these subsidiaries' income is fully consolidated over 12 months.

The impact of the changes in accounting method of €37.2 million in 1999 breaks down as follows:

	1999
Adjustment of depreciation periods for street furniture over 4 and 7 years:	
Impact on depreciation	43.4
Impact on deferred tax	(8.2)
Full effect of deferred tax assets on timing differences and restatements	2.0
Total impact of changes in accounting method	**37.2**

In 2000, the impact of changes in accounting methods of €18.9 million on the opening reserves (Group share) is related to the capitalization of maintenance costs amounting to €6.9 million in France and €12.0 million in the foreign subsidiaries.

2.9. Change in Minority Interests

In million Euros	1999 Pro forma	1999	2000	2001
Equity (minority interests) as of January 1,	**46.9**	**34.1**	**53.3**	**47.5**
Net income for the period	12.8	12.8	18.7	**18.4**
Dividends paid	(9.1)	(9.1)	(9.5)	**(12.6)**
Change in translation adjustments	0.1	0.1	-	**0.8**
Changes in consolidation scope	2.6	2.6	(18.1)	**27.7**
Changes in accounting methods	-	12.8	3.1	-
Purchase of minority rights resulting from merger JCDecaux SA				**(13.0)**
Equity (minority interests) as of December 31,	**53.3**	**53.3**	**47.5**	**68.8**

The €12.8 million impact of changes in accounting methods in 1999 breaks down as follows:

	1999
Adjustments of depreciation periods for street furniture over 4 and 7 years:	
Impact on depreciation	13.2
Impact on deferred tax	(0.6)
Full effect of deferred tax assets on timing differences and adjustments	0.2
Total impact of changes in accounting method	**12.8**

In 2000, the impact of changes in accounting methods of €3.1 million on the opening reserves (minority interests) is related to the capitalization of maintenance costs for an amount of €1.9 million in French entities and for €1.2 million in foreign subsidiaries.

2.10. Loss and Contingency Provisions

Loss and contingency provisions break down as follows:

In million Euros	**12.31.2001**	12.31.2000	12.31.1999 Actual and pro forma
Loss and contingency provisions	73.5	66.7	53.0
Provisions for retirement benefit commitments	9.9	6.4	4.6
Total	**83.4**	**73.1**	**57.6**

Changes in Loss and Contingency Provisions

In million Euros	12.31.2000	Allowances	Adjustment	Changes in consolidation scope	**12.31.2001**
Provisions for risks	20.2	5.1	(5.6)	(0.4)	**19.3**
Provisions for dismantling (1)	42.7	17.4	(13.5)	(0.7)	**45.9**
Provisions for retirement benefits	6.4	1.3	(0.7)	3.0	**10.0**
Provisions for restructuring	0.8	3.3	(1.2)	1.6	**4.5**
Provisions for contingencies	3.0	0.6	(3.4)	3.5	**3.7**
Total Provisions	**73.1**	**27.7**	**(24.4)**	**7.0**	**83.4**

(1) Loss and contingency provisions consist mainly of provisions for dismantling risks in respect of street furniture.

They are calculated at the end of each accounting period and are based on the size of the pool of street furniture currently in use and their unitary dismantling cost (labor, cost of destruction and restoration of ground surfaces).

The provisions for dismantling costs are spread over the duration of each concession. Upon termination of a concession, 100% of the dismantling costs is set aside as a provision.

Other provisions consist in particular of restructuring provisions, for an amount of €4.5 million, provisions for amounts owed on fixed assets for €2.4 million, provisions for social risks for an amount of €1.5 million, and provisions for disputes for an amount of €4.7 million as of December 31, 2001.

2.11. Long-term Debt

In million Euros	12.31.2001	12.31.2000	12.31.1999	12.31.1999 Pro forma
Bank borrowings	**896.5**	1,267.9	1,036.8	1,088.3
Including MCPE Division acquisition loan			762.2	762.2
Capital leases	-	10.6	12.5	12.5
Miscellaneous loans and long-term debt	**12.2**	9.4	24.1	24.1
Total	**908.7**	**1,287.9**	**1,073.4**	**1,124.9**

Long-term debt is composed mainly of loans from banks.
As of December 31, 2001, the main loans concern the following countries: France for an amount of €805 million notably for the financing of the acquisition of the MCPE Division and Affichage Holding, Denmark for €21 million, Spain for €7 million, Australia for €23 million, UK for €5 million, Germany for €9 million and Japan for €5 million.

The indebtedness linked to the financing of the Group's acquisitions was originally put in place for a five year period, and bears interest on the basis of Euribor and the company's ratings. As of December 31, 2001, the company's rating is BBB (in case of lower ratings, the company is contractually commited to reimburse 10% of the debt).

The covenants attached to this debt agreement consist in the company's compliance with some financial ratios computed on a consolidated basis, and also limit the company's dividend payments to 30% of net consolidated earnings. The two financial ratios related to interests and financial debt amount to 6.7 (ratio above 5) and 1.9 (ratio inferior to 3.5) respectively, in compliance with the dispositions of the agreement.

The capital lease for an amount of €10.6 million is closed out as of December 31, 2001 due to the sale of the Aguesseau building.

The difference of €52 million between the long-term debt of €1,125 million in the pro forma financial statements as of December 31, 1999 and the long-term debt of €1,073 million in the consolidated financial statements as of December 31, 1999 corresponds to the impact of the pro forma entries relating to the retroactive recording as of January 1, 1998 of the loan relating to the acquisition of the MCPE Division. As of December 31, 1999, the amount consists of the financial interest and the loss in earnings relating to 1998 and the first six months of 1999, i.e. €52 million in total.

On September 6, 2000, JCDecaux SA put in place a syndicated loan of €1.37 billion in order to refinance its existing debt and finance its future development. This loan matures in five years.

Miscellaneous loans and long-term debt consist of interest on loans from banks, loans from shareholders and interest on miscellaneous loans and long-term debt.

Maturity of Long-term Debt

In million Euros	12.31.2001	12.31.2000
Less than one year	**205.4**	135.4
More than one year and less than 5 years	**692.0**	1,115.0
More than 5 years	**11.3**	37.5
Total	**908.7**	**1,287.9**

Breakdown of Long-term Debt by Currency

In million Euros	12.31.2001	12.31.2000
Euro	**849.0**	1,190.1
US Dollar	**0.0**	43.0
Danish Crown	**20.7**	17.4
Norwegian Crown	**3.6**	2.5
Australian Dollar	**23.4**	26.6
Swedish Crown	**0.4**	0.0
UK Pound Sterling	**6.5**	8.2
Thai Baht	**0.4**	0.0
Japanese Yen	**4.7**	0.0
Singapore Dollar	**0.0**	0.1
Total	**908.7**	**1,287.9**

Breakdown of Long-term Debt by Fixed/Variable Rate

In million Euros	12.31.2001	12.31.2000
Fixed rate	**14.4**	5.6
Variable rate (1)	**894.3**	1,282.3
Total	**908.7**	**1,287.9**

(1) Variable rate long-term debt is hedged using financial instruments as described in note 4.1. hereafter.

3. Notes on the Income Statement

3.1. Net Operating Expenses

In million Euros	2001	2000	1999	1999 Pro forma
Purchases of materials, external charges and other net operating expenses	**(820.0)**	(712.4)	(426.6)	(612.8)
Taxes and duties	**(16.8)**	(34.9)	(20.7)	(30.9)
Payroll	**(329.1)**	(284.3)	(205.0)	(249.9)
Depreciation allowances and provisions net of releases	**(176.2)**	(147.7)	(97.5)	(117.1)
Total	**(1,342.1)**	**(1,179.3)**	**(749.8)**	**(1,010.7)**

3.2. Net Financial Income/(Loss)

In million Euros	2001	2000	1999	1999 Pro forma
Interest on debt net of cash	**(57.1)**	(56.7)	(25.7)	(46.6)
Net unrealized foreign exchange gains and losses	**4.3**	(2.0)	3.8	4.0
Other items	**(0.3)**	(2.6)	8.4	11.0
Total	**(53.1)**	**(61.3)**	**(13.5)**	**(31.6)**

The financial loss for 2001 is (€531 million) compared to (€61.3 million) in 2000. Interest on JCDecaux SA borrowings amounts to (€55.8 million).

The debt relating to the acquisition of the MCPE Division generated financial expenses of €29.9 million in 1999, €43.5 million in 2000 and €51.3 million in 2001 for JCDecaux SA. Cash received subsequent to the Initial Public Offering has been invested in marketable securities and has resulted in a financial income of €4.1 million.

Other items included in the financial income and expenses include interest on bank debt as well as discounts granted in foreign subsidiaries.

The restructuring achieved in the USA has resulted in foreign exchange gains for a amount of €3.4 million for JCDecaux Mobilier Urbain, and of €2.1 million for JCDecaux SA.

The revaluation of receivables in U.S. dollars and Australian dollars held by JCDecaux Mobilier Urbain generated unrealized exchange gains of €4.1 million in 1999.

The deterioration in the other items included in financial income in 2000 is mainly due to discounts granted for an amount of €3 million, mainly in Southern and Northern Europe.

3.3. Non-recurring Income/(Loss)

In million Euros	2001	2000	1999	1999 Pro forma
Net income from operations	**(8.5)**	(7.4)	(1.1)	(4.1)
Net income from capital transactions	10.6	2.5	(0.4)	1.0
Net releases and other net income	(7.9)	7.3	-	-
Total	**(5.8)**	**2.4**	**(1.5)**	**(3.1)**

The main components of the non-recurring losses in 2001 include notably:

- the cost of the restructuring in the USA for (€11 million),
- the capital gain on the sale of the Aguesseau building for €6.9 million,
- the reserve for the closing down of RCI for (€1.6 million).

3.4. Income Tax

Breakdown Between Deferred and Current Taxes

In million Euros	2001	2000	1999	1999 Pro forma
Current taxes	**(84.4)**	(81.1)	(75.3)	(80.3)
Deferred taxes	**34.6**	(13.9)	2.7	8.0
Total	**(49.8)**	**(95.0)**	**(72.6)**	**(72.3)**

The effective tax rate before amortization of goodwill and before net income from equity affiliates, was 43.3% in 1999, 53.1% in 2000 and 35% in 2001. The lower rate in 2001 compared to 2000 results essentially from the impact of the restructuring in the USA for an amount of €24.4 million. The increase observed in 2000 compared to 1999 is principally due to the fact that no deferred tax assets were recorded related to losses carried forward in the USA and at JCDecaux SA.

Details of Tax Calculation

In million Euros	2001	2000	1999 Pro forma
Consolidated net income	**28.6**	**39.1**	**48**
Income Tax charge	**(49.8)**	(95.0)	(72)
Consolidated income before taxes	**78.4**	**134.1**	**120**
Amortization of goodwill	**70.9**	49.7	45
Long-term capital losses	**-**	2.9	(4)
Share of long-term capital gain reserves included in income	-		4
Share of net income from equity affiliates	**(7.1)**	(4.9)	(1)
Parent/subsidiary regime tax treatment	-	(0.4)	1
Miscellaneous	**4.6**		
Net income before tax subject to the standard tax rate	**146.8**	181.4	166
Weighted Group tax rate	**32.2%**	36.1%	37.2%
Theoretical tax charge	**(47.2)**	(65.5)	(62)
Deferred tax on unrecognized tax losses	**(30.6)**	(36.5)	(11)
Additional local taxes	**(2.1)**	(1.3)	(2)
Use of unrecognized prior tax losses carried forward	**7.4**	5.6	2
Use of special withholding tax on dividends	**-**	-	1
Impact of the USA restructuring	**24.4**		
Miscellaneous	**(1.7)**	2.7	-
Total tax charge calculated	**(49.8)**	(95.0)	(72)
Tax charge recorded	**(49.8)**	**(95.0)**	**(72)**

3.5. Headcount and Compensation of Executive Officers

In 2001, the Group's workforce consisted of 7,336 people.

In 2000, the headcount was 6,788 compared to 6,464 in 1999 (including 1,819 for the subsidiaries in the MCPE division).

The headcount of companies consolidated following proportional method is 178 as of December 31, 2001.

The amount of remuneration paid to members of the Group's managing boards, the Board of Directors and Supervising Board amount respectively to €4.6 million and €0.9 million as for fiscal year 2001.

4. Off-balance Sheet Commitments

4.1. Financial Instruments

Interest Rate Risk Hedging

In order to hedge the interest rate risk related to the syndicated loan and to meet the requirements of the loan agreement, the Group has been using since 1999 various financial instruments including notably caps, Interest rate swaps, and Forward Rate Agreements (FRA).

The position on options held by the Group as of December 31, 2001 are the following:

- Purchase of CAPs for an amount of €852 million, maturing between September 2002 and December 2004.
- Purchase of FRA and interest rate swaps for an amount of €230 million maturing between March 2002 and December 2003.

Foreign Exchange Risk Hedging

In million Euros	Currency	Amount
On trading operations		
Forward sales	GBP	4.1
On financial operations		
Forward purchases	HKD	6.6
Forward sales		117.3
	GBP	13.4
	USD	100.4
	AUD	2.3
	SGD	1.2
Options	USD	17

4.2. Off-balance Sheet Commitments, Other Than Financial Instruments

2001

Commitments Given

- Commitments given on shares of €212 million.
- Marketable securities have been hypotecated in connection with the commitment given on shares up to €32.7 million.
- Capital leases for real property for €10 million.
- Guarantees totaling €95 million granted to banks.
- Other guarantees given for an amount of €60 million:
  - guarantee for payments of €47 million,
  - guarantee for performance of contracts of €6 million,
  - other guarantees of €7 million.
- Other commitments for €178 million.

Commitments Received

- On December 26, 2001 SNC Aguesseau sold a building located in Boulogne-Billancourt to SCI Troisjean. In the course of this sale, it has been agreed between the parties that in case of the resale of the building, during a five year period, to a third party to the Group controlling the vendor, for a price exceeding the amount of the initial purchase price, SCI Troisjean is committed to pay back the vendor the entire amount of the capital gain, of which may be deducted the tax on the capital gain, the costs incurred in connection to the property of the building, but not taking into account the transfer taxes that will remain supported by SCI Troisjean.
- Commitments received on shares for €219 million.
- A €502 million credit facility available to JCDecaux SA from a pool of banks.
- Other guarantees received for an amount of €9 million.

2000

Commitments Given

- JCDecaux SA acted as guarantor for the repayment of the loan taken out by its subsidiary Sky Sites Inc. with a pool of banks for an amount of USD40 million.
- Commitments relating to foreign currency hedging transactions for an amount of €154.5 million.
- Guarantees totaling €338.8 million granted to banks.
- Leasing of moveable assets for €108 million.
- Capital leases for real property for €23 million.
- Other commitments given for €26.7 million.

Commitments Received

- Commitments relating to foreign currency hedging transactions for an amount of €154.5 million.
- Capital leases for real property for €0.5 million.
- A €199 million line of credit available to JCDecaux SA from a pool of banks.
- Other commitments received for an amount of €23.5 million.
- Other guarantees received for an amount of €0.3 million.

1999

Commitments Given

To secure its obligations under the €800.4 million loan agreement, the Group pledged all the MCPE division shares acquired for a total of €876.6 million (excluding purchase costs for an amount of €8.3 million).

In addition, and in order to hedge the interest rate risk related to this loan, the Group entered into the following hedging agreements:

- Commitments related to forward rate agreements covering €200 million at an average fixed rate of 3.27%, maturing in March 2000.
- Commitments relating to foreign currency hedging transactions (forward sales) for an amount of €40.2 million.

- Commitments of €0.02 million in respect of retirement benefit commitments.
- Guarantees totaling €136.3 million given to banks.
- Other guarantees and commitments given totaling €48.9 million.

Commitments Received

- Guarantees for AFA Denmark loans for an amount of €13.4 million.
- Guarantees received from banks for an amount of €4 million.
- Avenir capital lease for an amount of €1.1 million.
- Other guarantees and commitments received for an amount of €0.5 million.
- JCDecaux SA has received an undertaking from JCDecaux Holding to buy back the shares it holds in Affichage Holding if the loan of €800.4 million is not repaid by May 1, 2001. If this undertaking is called upon by JCDecaux SA, this transfer would be carried out for an amount of €145.9 million, i.e., the price of the original sale, less any dividend which may have been paid by Affichage Holding.

5. Segment Reporting

5.1. By Line of Business

Definition of Segments

Street Furniture

The Street Furniture line of business covers, in general, the advertising agreements relating to public property entered into with local authorities. It also includes advertising in shopping malls, as well as the renting of street furniture, the sale of equipment, work, various maintenance and other services.

Billboard

The Billboard line of business covers advertising on private property, including both standard billboards and illuminated billboards. It also includes neon-type billboards.

Transport

The Transport line of business covers advertising in public transport systems, including airports, metros and buses.

In million Euros	Revenues	EBITDA (1)	Net tangible assets
Street Furniture			
2001	**798.2**	**306.4**	**590.0**
2000	725.8	293.8	459.2
1999	626.7	239.9	343.2
1999 Pro forma	626	250	357
Billboard			
2001	**411.4**	**47.8**	**152.4**
2000	384.1	66.4	119.8
1999	187.5	29.6	101.7
1999 Pro forma	362	48	102
Transport			
2001	**333.6**	**23.1**	**30.8**
2000	307.1	27.6	21.3
1999	118.1	10.5	16.5
1999 Pro forma	220	17	16
Holding Cos.			
2001	**-**	**-**	**-**
2000	0.1	(2.3)	13.1
1999	0.0	0.0	0.0
1999 Pro forma	0	0	0
Total			
2001	**1,543.2**	**377.3**	**773.2**
2000	1,417.1	385.5	613.4
1999	932.3	280.0	461.4
1999 Pro forma	1,208	315	475

(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

5.2. By Geographic Area

In million Euros	Revenues	EBITDA [1]	Net tangible assets
France			
2001	591.8	181.8	242.9
2000	581.1	174.3	218.3
1999	441.6	145.3	163.4
1999 Pro forma	558	166	177
United Kingdom			
2001	220.9	35.1	122.5
2000	213.4	43.3	106.0
1999	112.5	26.8	80.7
1999 Pro forma	167	32	81
Europe (excl. France & United Kingdom)			
2001	516.1	182.5	281.5
2000	401.2	170.3	203.0
1999	300.9	119.7	174.0
1999 Pro forma	347	126	173

In million Euros	Revenues	EBITDA [1]	Net tangible assets
Americas			
2001	103.4	(22.2)	100.0
2000	105.9	(8.5)	63.3
1999	37.4	(10.9)	22.9
1999 Pro forma	63	(7)	23
Asia-Pacific			
2001	111.0	0.1	26.3
2000	115.5	6.1	22.8
1999	39.9	(0.9)	20.4
1999 Pro forma	73	(2)	21
Total			
2001	1,543.2	377.3	773.2
2000	1,417.1	385.5	613.4
1999	932.3	280.0	461.4
1999 Pro forma	1,208	315	475

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

6. Scope of Consolidation

6.1. Identity of Parent Company

As of December 31, 2001, 69.52% of the capital of JCDecaux SA was owned by JCDecaux Holding.

6.2. List of Consolidated Companies

Consolidation Scope as of December 31, 2001

Company	Country	% interest	Consolidation method	% control
Street Furniture				
JCDecaux SA	France	100.00	Parent	100.00
DPE	France	100.00	F	100.00
JCDecaux MOBILIER URBAIN	France	100.00	F	100.00
SEMUP	France	100.00	F	100.00
SOMUPI	France	66.00	F	66.00
SOPACT	France	50.00	F	50.00
ACM GmbH ALLEMAGNE	Germany	100.00	F	100.00
GEORG ZACHARIAS	Germany	50.00	F	50.00
ILG AUSSENWERBUNG	Germany	25.00	F	50.00
ILG AUSSENWERBUNG ZACHARIAS	Germany	10.00	EM	20.00
ILG WERBE	Germany	25.00	F	50.00
JCD DEUTSCHLAND	Germany	100.00	F	100.00

Company	Country	% interest	Consolidation method	% control
Street Furniture (set)				
JCD STADTMOBLIERING DRESDEN	Germany	100.00	F	100.00
KLETTDECAUX	Germany	50.00	F	50.00
MGM	Germany	50.00	F	50.00
NÜREMBERG	Germany	17.50	EM.	35.00
RGS	Germany	25.00	F	50.00
JCD UK	United Kingdom	100.00	F	100.00
JCD ARGENTINE	Argentina	100.00	F	100.00
JCDecaux AUSTRALIA	Australia	100.00	F	100.00
JCD STREET FURNITURE AUSTRALIA	Australia	100.00	F	100.00
JCDecaux GROUP SERVICES	Belgium	100.00	F	100.00
ACM BELGIQUE	Belgium	100.00	F	100.00
JCD BELGIQUE	Belgium	100.00	F	100.00
JCD SALVADOR	Brazil	100.00	F	100.00
JCD DO BRAZIL	Brazil	100.00	F	100.00
AFA JC DECAUX	Denmark	50.00	F	50.00
JCDecaux & SIGN (anciennement CEMUMA SA)	Spain	75.00	F	75.00
DYPSA	Spain	100,00	F	100.00
PLANIGRAMA	Spain	49.00	F	49.00
MOBILIARIO URBANO	Spain	100.00	F	100.00
JCDecaux BOSTON	United States	100.00	F	100.00
JCDecaux CHICAGO	United States	100.00	F	100.00
JCDecaux INTERACTIVE	United States	100.00	F	100.00
JCDecaux MALLSCAPE	United States	100.00	F	100.00
JCDecaux NEW YORK	United States	70.00	F	70.00
JCDecaux UNITED SAN FRANCISCO	United States	100.00	F	100.00
JCDecaux USA	United States	100.00	F	100.00
MAXIVISIO	Finland	100.00	F	100.00
JCDecaux FINLANDE	Finland	100.00	F	100.00
JCDecaux ATLANTIS	Canary Islands	85.00	F	85.00
AFA JCD ICELAND	Iceland	50.00	F	100.00
MC Decaux INC JAPON	Japan	60.00	PI	60.00
JCD LUXEMBOURG	Luxembourg	100.00	F	100.00
JCD NORGE	Norway	95.55	F	98.57
PUBLEX BV	The Netherlands	50.00	F	50.00
V.K.M. BV	The Netherlands	50.00	F	50.00
JCD PORTUGAL	Portugal	100.00	F	100.00
PURBE	Portugal	100.00	F	100.00
JCDecaux MESTSKY MOBILIAR	Czeck Rep.	100.00	F	100.00
JCD SINGAPOUR	Singapore	100.00	F	100.00
JCD SLOVAQUIE	Slovaquia	100.00	F	100.00
JCD SVERIGE	Sweden	96.46	F	96.46
JCDecaux THAÏLANDE	Thailand	49.50	F	95.15
JCDecaux URUGUAY	Uruguay	100.00	F	100.00

Company	Country	% interest	Consolidation method	% control
Billboard				
AGUESSEAU	France	100.00	F	100.00
AVENIR France	France	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	France	100.00	F	100.00
JCD MEDIA SERVICES	United Kingdom	100.00	F	100.00
GROUPE MARGINHELP	United Kingdom	100.00	F	100.00
MILLS & ALLEN Group	United Kingdom	100.00	F	100.00
MILLS & ALLEN Holdings	United Kingdom	100.00	F	100.00
MILLS & ALLEN Ltd.	United Kingdom	100.00	F	100.00
JCD UNITED Ltd.	United Kingdom	100.00	F	100.00
PEARL & DEAN GROUP PTY Ltd.	Australia	100.00	F	100.00
GEWISTA*	Austria	39.20	F	67.00
PROGRESS AUSSENWERBUNG*	Austria	39.20	F	100.00
PROGRESS WERBELAND GmbH*	Austria	19.99	F	51.00
JCD CENTRAL EASTERN EUROPE*	Austria	58.50	F	58.50
EUROPLAKAT INTERNATIONAL MBH*	Austria	19.99	PI	51.00
ISPA WerbegesmbH	Austria	39.20	F	100.00
USP WerbegesmbH	Austria	29.36	F	74.90
BELGOPOSTER	Belgium	100.00	F	100.00
JCD PUBLICITE LUMINEUSE NV	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR	Belgium	61.15	F	61.15
EUROPLAKAT DOO BANJA LUKA*	Bosnia	11.99	PI	100.00
EUROPLAKAT DOO SARAJEVO*	Bosnia	11.99	PI	60.00
EUROPLAKAT POREKLAM DOO*	Croatia	10.19	PI	51.00
AVENIR CENTRO	Spain	100.00	F	100.00
AVENIR ESPAÑA	Spain	100.00	F	100.00
JCD PUBLICIDAD LUMINOSA	Spain	100.00	F	100.00
EUROPLAKAT KFT*	Hungary	13.51	PI	67.57
PERON REKLAM KFT*	Hungary	3.37	EM	24.95
AVENIR BUDAPEST	Hungary	55.00	F	55.00
JCD NEONLIGHT BUDAPEST	Hungary	82.00	F	100.00
JCD Ireland North (formerly DAVID ALLEN NORTH)	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES	Ireland	100.00	F	100.00
JCD Ireland South (formerly DAVID ALLEN SOUTH)	Ireland	100.00	F	100.00
SOLAR SUMMERBOOK	Ireland	100.00	F	100.00
JCD COMMUNICAZIONE EXTERNA Italia	Italy	32.35	PI	32.35
PUBLIFLOR	Italy	16.17	PI	16.17
EUROPOSTER BV	The Netherlands	100.00	F	100.00
AUSSENWERBURNG POLEN GmbH*	Poland	9.79	PI	49.00
MEDIA SYTEM SP ZOO*	Poland	5.06	PI	51.67
EUROPLAKAT POLSKA SP ZOO*	Poland	9.79	PI	100.00
JCD NEONLIGHT POLSKA	Poland	60.00	F	60.00
AUTEDOR	Portugal	51.00	F	51.00
CENTECO	Portugal	70.00	F	70.00
RED LITORAL	Portugal	63.91	F	75.00
GREEN	Portugal	52.19	F	55.00

Company	Country	% interest	Consolidation method	% control
Billboard				
PLACA	Portugal	100.00	F	100.00
RED PORTUGUESA PUBLICIDAD	Portugal	85.21	F	85.21
AVENIR PRAHA	Czeck Rep.	90.00	F	90.00
AUSSENW. TSCHECH. SLOW. BETEILIG*	Czeck Rep.	10.19	PI	51.00
EUROPLAKAT INTERWERB SP SRO*	Czeck Rep.	10.19	PI	100.00
EUROPLAKAT USTI NAD LABEM*	Czeck Rep.	6.93	PI	68.00
EUROPLAKAT SP SRO*	Czeck Rep.	10.19	PI	100.00
JCD NEONLIGHT SRO	Czeck Rep.	100.00	F	100.00
ISPA SPOL BRATISLAVA	Slovaquia	39.20	F	100.00
PROREKLAM EUROPLAKAT DOO*	Slovenia	9.79	PI	49.00
SLOVENIJA PLAKAT DOO*	Slovenia	5.00	PI	51.00
INREKLAM PROGRESS DOO*	Slovenia	9.79	PI	100.00
AFFICHAGE Holding	Switzerland	17.55	EM	30.00
EUROPLAKAT YU DOO*	Yougoslavia	15.99	PI	80.00
Transport				
JCDecaux Airport France (formely AP Systèmes)	France	100.00	F	100.00
RCI	France	100.00	F	100.00
MEDIA FRANKFURT	Germany	39.00	PI	39.00
JCDecaux AIRPORT GmbH	Germany	60.00	F	60.00
JCDecaux AIRPORT (formely SKY SITES Ltd.)	United Kingdom	100.00	F	100.00
PEARL & DEAN PUBLISHING	Australia	100.00	F	100.00
INFO SCREEN AUSTRIA GES. MbH*	Austria	19.99	F	51.00
AEROSISTEMAS	Spain	100.00	F	100.00
JCD North America (formely JCD TRANSPORT MEDIA Inc.)	United States	100.00	F	100.00
JC DECAUX Airport Inc. (formely SKY SITES Inc.)	United States	100.00	F	100.00
JCD PEARL & DEAN LTD HONG KONG	Hong Kong	100.00	F	100.00
IGP	Italy	32.35	PI	32.35
JCD PEARL & DEAN SDN BHD	Malaysia	100.00	F	100.00
JCDecaux AS	Norway	95.55	F	100.00
JCDecaux AIRPORT POLSKA	Poland	60.00	F	100.00
APS PUBLICIDADE	Portugal	85.00	F	85.00
RENCAR PRAHA	Czeck Rep.	9.02	PI	88.52
RENCAR MEDIA	Czeck Rep.	9.02	PI	100.00
JCD ASIA SINGAPORE PTE	Singapore	100.00	F	100.00
JCD PEARL & DEAN PTE Ltd.	Singapore	100.00	F	100.00
XPOMERA	Sweden	67.52	F	70.00

Note: F = Full integration *PI = Proportional Integration* *EM = Equity Method*

** Subsidiaries consolidated in 2001 following the Gewista operation*

7. Subsequent Events

On January 9, 2002, Viacom Decaux LLC — a joint venture (50/50) between Viacom Outdoor Advertising, an affiliate of Viacom Inc, and JCDecaux in the USA — has signed with the city of Los Angeles the most important contract of street furniture in the history of the United States. The Viacom Decaux contract plans the installation of 2,500 bus shelters, 150 automatic sanitary facilities and 700 advertising columns and newsstands. The Viacom Decaux partnership should be extended to entire California shortly.

Since January 1st, 2002, JCDecaux SA has won 6 new contracts in Europe, in North America, and in Asia. In Europe, the Spanish subsidiary of the Group has signed 3 new street furniture contracts with the cities of Saragossa, Alicante, and Mostoles. In addition to the bus shelters and traditional out of home media, these contracts plan the setting up of new furniture offering a wide scale of services to the public. In Denmark, the Group has signed a contract with the city of Copenhagen planning the exploitation and maintenance of the downtown free bicycles parking shelters.

In South America, JCDecaux won an exclusive advertising contract in the subway of Santiago del Chile for the providing and exploiting of out of home media spread over the 52 subway stations, which totals an annual audience of over 200 million passengers.

In Asia, the Group signed a partnership agreement with the company In-Poong Inc, leader of out of home advertising in South Korea, in order to jointly develop an advertising contract relating to the design and installation of shelters for the taxis of the city of Seoul, which, counting 10 million citizens, is the largest city in the world.

8. Pro forma Financial Statements

Breakdown of the Pro forma Adjustments in the Consolidated Income Statement

In million Euros	1999			
	JCDecaux SA	MCPE Pro forma combined	Pro forma adjustments	Pro forma
Net revenues	626	582	-	1,208
Operating income	151	43	3 [1]	197
Net financial income	(11)	(3)	(17) [2]	(31)
Non-recurring income	-	(3)	- [3]	(3)
Income tax	(66)	(12)	6 [4]	(72)
Share of net income from equity affiliates	2	-	-	2
Amortization of goodwill	(5)	(20)	(20) [5]	(45)
Net income	**71**	**5**	**(28)**	**48**

In million Euros	1999
Reduction in operating expenses resulting from the capitalization of maintenance costs in the companies in the Decaux France Division	3
Standardization of the depreciation period for street furniture to cover a period of 7 to 10 years	-
(1) Operating income	**3**
Full year of interest for 1998 and an additional 6 months interest for 1999, in respect of the interest on the loan taken out to finance the acquisition of the MCPE division, as if such loan was in place as of January 1, 1998	(17)
Cancellation of the extraordinary dividend received from COMAREG	-
(2) Net financial income	**(17)**
Standardization of the depreciation period for street furniture to cover a period of 7 to 10 years	-
Cancellation of the capital gain on the sale of the equity interests in COMAREG	-
(3) Non-recurring income	**-**
Deferred tax on the adjustments described above	6
(4) Income tax	**6**
Amortization of goodwill relating to the acquisition of the MCPE Division for the full year 1998 and for the six months of 1999	(20)
(5) Amortization of goodwill	**(20)**

Discussion and Analysis of Corporate

As provided under Art. 148 of the French Decree dated March 23, 1967, a table setting for the Company's financial results for the last five fiscal years is annexed hereto.

The following is our discussion and analysis of the information provided, as required by applicable law.

1. Presentation of the Financial Statements

The 2001 financial statements set forth hereinafter contain no changes, either as regards to the form of presentation of the financial statements or the methods of analysis, as compared to the financial statements for the preceding year.

2. Significant Developments during the Fiscal Year

A certain number of significant developments occurred for our Company in 2001:

The merger of JCDecaux Services, RPMU, and JCDecaux Communication (T) into JCDecaux was completed on March 23, 2001, with respect to JCDecaux Services and RPMU, and on April 11, 2001 with respect to JCDecaux Communication (T). The transactions were accounted for as if they had occurred on January 1, 2001. They materially changed the Company's business, adding to its previous operations as a holding and service company the commercialisation of advertising space for our street furniture companies in France, on the one hand, and on the other hand, the centralisation of purchasing for most of the companies in the Group.

Our initial public offering was completed on June 21, 2001 on the basis of a share trading price of €16.5 per share, including issue premium. The funds raised through this transaction gave us the possibility to pursue our international growth strategy abroad, as well as to maintain a high level of investment and partially restructure our debt.

During the second half of 2001, we reorganised internally in France to adapt to the company's new shape and size following acquisitions made during the last two years, to the legal reorganisations mentioned above, and our new status as a publicly-traded company. The purpose of this new internal structure is to grow our market share in France and strengthen our profitability in the long term, by implementing significant synergies in terms of marketing strategy, product development, and rationalisation of operating costs.

3. Results of Operations for the Period

3.1. Revenues

Our business, which historically consisted of providing assistance and advice in administrative, technical, computer, legal, real estate, employee relations and industrial areas for the various companies of our Group, has, as a result of the above-described mergers, expanded to include the following areas:

- marketing of advertising space for JCDecaux Mobilier Urbain, JCDecaux Services, SOPACT, and SOMUPI;
- installing, maintaining, repairing, and removing street furniture as well as their operation for advertising purposes, when that is its purpose;
- street maintenance and treatment of dog residues;
- sale of furniture, spare parts, and maintenance products to our subsidiaries.

Revenues for 2001 were €630.3 million, an improvement of €549.5 million over 2000. This growth came essentially from of the integration of new businesses, with revenues from advertising accounting for 44% of the total, or €274.6 million.

3.2. Operating Expenses

Operating expenses were €633.9 million in 2001, compared to €115.6 million in 2000.

The strengthening of our areas of expertise, the development of computer and management information systems and our exploration of new international markets in 2001 all contributed to this increase in expenses.

This increase was due mainly to the integration of new operations:

- The new role of central purchasing agent assumed by JCDecaux SA caused our purchase of consumables to increase to €133.2 million.
- The centralisation of services led to a significant increase in other purchases and external charges and taxes, which amounted to, respectively, €353.9 million in 2001 compared to €97.3 million in 2000, and to €9.7 million in 2001 compared to €0.3 million in 2000.
- JCDecaux SA today employs almost of the Group's Street Furniture employees in France. As a result, employee-related expenses in 2001 amounted to €108.7 million, as compared to €3.2 million in 2000.
- JCDecaux SA also carries a number of fixed assets on its books – buildings, vehicles, and equipment – leading to an increase in depreciation charges and reserves €27.8 million in 2001, as compared to €13.5 million in 2000.
- Finally, expenses recorded in respect of acquisition transactions amounted to €30 million in 2001. Expenses related to the initial public offering were charged to the offering and will not affect our income.

3.3. Operating Income

Operating income in 2001 amounted to €4.2 million. This profit reflects the equilibrium among our current businesses during the period.

3.4. Interest and Dividends

Interest and dividends amounted to €41.3 million in 2001, as compared to a loss of €19.2 million in 2000. In large measure this change resulted from growth in dividends received in 2001, which amounted to €98.8 million, as compared to €30.9 million in 2000. At the same time, the net cost of our debt fell as a result of the proceeds from our initial public offering, which made possible to paydown a portion of our loans and generated investment income.

3.5. Extraordinary Income (Loss)

Income (loss) from extraordinary items amounted to a loss of €17.4 million.

This loss reflects a capital loss of €8 million from transfers of various capital assets, including the partial contribution in kind of the interest held in Affichage Holding against the acquisition of shares in Gewista, as well as the recording of net extraordinary charges for depreciation and reserves of €9.7 million (largely relating to reserves for the shares of RCI).

In 2000, income from extraordinary items amounted to €139.1 million, essentially consisting of the gain realised on the exchange of shares between SEG and SFCM in connection with the merger which occurred in October 2000 of these two companies with JCDecaux Mobilier Urbain.

3.6. Pre-Tax Income

Pre-tax income was €17.2 million, as compared to €104.7 million in 2000.

As a result of the initial public offering of JCDecaux SA, our tax consolidation scheme terminated in 2001. A new tax consolidation group has been organised as of January 1, 2002, with JCDecaux SA as the consolidating entity.

4. Forecast Trends and Prospects

Revenues should continue to grow in 2002, but at a much slower pace than in 2001 due to a less favourable economic climate. Our strategy of controlling and being selective about our investments at the Group level is expected to affect equipment sales negatively in 2002.

Nevertheless, continued control of operating expenses and the non-recurrence of certain charges incurred in 2001 should lead to an improvement in our internal profitability.

Statutory Auditors' Report on the Corporate Financial Statements

(Translated from French)

To the Shareholders of JCDecaux SA.

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we hereby report to you, for the year ended December 31, 2001, on:

- the audit of the accompanying financial statements of JCDecaux SA reported in euros,
- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the Financial Statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as at December 31, 2001, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Specific Verifications and Information

We also performed the specific verifications required by law, in accordance with the professional standards applied in France.

We have no comment as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Paris, March 18, 2002

The Statutory Auditors

Barbier Frinault & Autres Andersen

Patrick Malvoisin

Statutory Auditors
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Fiduciaire Révisunion

Claude Chezaud - Yves Floury

Statutory Auditors
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

Corporate Financial Statements

Balance Sheet

Assets

In million Euros	Note	2001	2000	1999
Intangible assets				
Gross amount	(3)	27.5	27.5	11.1
Amortization		(11.0)	(9.2)	(2.5)
Net amount		16.5	18.3	8.6
Tangible assets				
Gross amount	(4)	159.2	34.3	28.3
Depreciation		(97.9)	(23.0)	(18.6)
Net amount		61.3	11.3	9.7
Financial fixed assets				
Gross amount	(5)	1,972.6	1,707.9	1,126.2
Provisions		(32.1)	(16.8)	(16.9)
Net amount		1,940.5	1,691.1	1,109.3
Fixed assets		**2,018.3**	**1,720.7**	**1,127.6**
Inventories				
Gross amount		77.4	-	-
Provisions	(6)	(3.2)	-	-
Net amount		74.2	-	-
Trade receivables				
Gross amount		166.5	56.3	28.4
Provisions		(2.3)	-	-
Net amount		164.2	56.3	28.4
Other receivables				
Gross amount		67.1	24.2	17.8
Provisions		0	-	-
Net amount		67.1	24.2	17.8
Marketable securities (net)	(7)	128.0	9.0	-
Cash and cash equivalents	(8)	15.1	26.3	0.2
Deferred expenses	(9)	5.4	6.2	8.2
Adjustment accounts	(11)	10.5	5.3	4.3
Current assets		**464.5**	**127.4**	**58.9**
Total assets		**2,482.8**	**1,848.1**	**1,186.5**

Liabilities

In million Euros	Note	2001	2000	1999
Share capital	(12)	3.4	2.7	2.6
Premiums on share issues, mergers, contributions	(12)	1,086.4	244.2	82.1
Reserves	(12)	25.1	6.6	6.6
Retained earnings	(12)	249.2	121.9	137.4
Income for the fiscal year	(12)	17.2	104.8	8.7
Regulated provisions	(12)	5.4	3.4	2.9
Equity		**1,386.7**	**483.6**	**240.3**
Loss and contingency provisions	(13)	3.7	1.1	0.8
Bank borrowings	(10)	841.9	1,155.5	773.9
Miscellaneous loans and financial debts	(10)	77.2	93.0	85.5
Trade payables and related accounts	(10)	83.4	51.5	26.5
Tax and social liabilities	(10)	46.1	9.2	4.4
Outstanding amounts on fixed assets and related accounts	(10)	6.1	5.0	26.6
Other liabilities	(10)	21.4	46.1	25.6
Adjustment accounts	(11)	16.3	3.1	2.9
Total liabilities		**2,482.8**	**1,848.1**	**1,186.5**

Income Statement

In million Euros	Note	2001	2000	1999
Net revenues	(15)	**630.3**	**80.8**	**58.5**
Fixed assets produced for use by the company itself		3.0	10.1	-
Releases of amortization, depreciation and provisions, expense transfers		3.0	8.9	8.7
Change in finished goods and in-progress inventory		0.9		
Other revenues		0.9	0.6	0.1
Total operating revenues		**638.1**	**100.4**	**67.3**
Purchases of raw materials and other supplies		(133.2)	-	-
Other purchases and external charges		(353.9)	(97.3)	(58.0)
Taxes and related payments		(9.7)	(0.3)	(0.3)
Payroll		(79.1)	(2.6)	(0.9)
Social charges		(29.6)	(0.6)	(0.3)
Amortization, depreciation and provisions		(27.8)	(13.5)	(4.7)
Other charges		(0.6)	(1.3)	-
Total operating charges		**(633.9)**	**(115.6)**	**(64.2)**
Operating income		**4.2**	**(15.2)**	**3.1**
Financial income		**41.3**	**(19.2)**	**2.6**
Current income before taxes		**45.5**	**(34.4)**	**5.7**
Non-recurring charges	(16)	(158)	(27.4)	(0.5)
Non-recurring income	(16)	140.6	166.6	1.7
Non-recurring income		**(17.4)**	**139.2**	**1.2**
Income tax	(18)	(10.9)	-	1.8
Income		**17.2**	**104.8**	**8.7**

Notes to the Corporate Financial Statements

The annual financial statements for the period ended December 31, 2001 were approved by the Board od Directors and show revenues of €630.3 million, income of €17.2 million and a total balance sheet value of €2,482.8 million.

Several significant events took place in 2001.
In March, Régie Publicitaire du Mobilier Urbain (RPMU) and JCDecaux Services (JCDS) were absorbed by means of a merger with retroactive effect from January 1, 2001. These mergers and absorptions took place at the net book value of the companies in question.
In April, JCDecaux Communication (T) was absorbed by means of a merger with retroactive effect from January 1, 2001.
This merger and absorption took place at the actual value of the company in question.
In April, the company contributed its shares in Société Générale d'Affichage (a Swiss company) within the scope of an agreement enabling JCDecaux SA to take control over Gewista, an Austrian company.

Since June 21, 2001, JCDecaux SA has been listed on the Premier Marché d'Euronext Paris SA (a Paris stock market).
In the course of this operation, the company carried out an increase in capital and raised approximately €700 million.

1. Accounting Principles and Methods

1.1. General Principles

The annual financial statements for the period ended December 31, 2001 were prepared in accordance with current legal provisions and regulations and generally accepted accounting principles (in France):
- the going concern principle,
- the consistency principle,
- the accrual basis principle.

The items recorded in the accounts are valued according to the historical cost principle.

1.2. Main Principles Used

1.2.1. Fixed Assets

Fixed assets are valued at their acquisition cost in accordance with accounting standards. There has been no change in valuation methods.

1.2.1.1. Intangible Assets

The external costs incurred by the company in order to prepare its IPO were recorded as a deduction from the share premium generated at the time of the increase in capital. In accordance with current accounting standards, these costs were allocated to the premium net of their tax impact. Furthermore, the portion of costs borne in 2000 and not amortized in 2000 was also allocated to the share premium.

Other intangible assets consist mainly of software. They are amortized over a period of 1 to 3 years on a straight-line, pro rata basis, with the exception of "significant software" (such as ERP), which is amortized over a period of 5 years on a straight-line basis.

1.2.1.2. Tangible Assets

No change has been made to depreciation methods in comparison with previous financial periods. The depreciation methods used in compliance with tax legislation and calculated according to the estimated useful life of the asset are as follows:

		Depreciation period
Buildings	straight-line	20 years
Fixtures and fittings in buildings	straight-line	10 years
Technical installations, tools and equipment	straight-line or reducing balance	5 years
Transport equipment	straight-line	4 years
Office and computer equipment	reducing balance or straight-line	3 or 5 years
Furniture	straight-line	10 years
Street furniture	straight-line	7.3 years

1.2.1.3. Financial fixed Assets

Equity interests appear in the balance sheet at the price at which they were acquired by the company and a loss in value is booked when their actual value falls below their acquisition cost.

This actual value is calculated by referring to current transaction prices and to projected income forecasts for said companies.
In the absence of forecasts providing satisfactory assurances, the method used is the share of net equity method.

1.2.2. Current Assets

1.2.2.1. Inventories and Work in-progress

Because of the merger and absorption of JCDS, the company's balance sheet for 2001 contains inventories.

Inventories of merchandise, finished goods and semi-finished goods are valued at their purchase price and impairment is booked in accordance with their value in use and the probability of their future sale.

1.2.2.2. Receivables

Disputed receivables, or receivables whose payment is in doubt due to the length of time for which they have been outstanding, are subject to provisions for a loss in value in accordance with the corresponding risk of non-payment.

1.2.2.3. Prepaid Expenses

In accordance with the accrual basis principle, expenses relating to 2002 and thereafter are recorded in this account.

1.2.3. Liabilities

1.2.3.1. Loss and Contingency Provisions

Provisions are set aside to cover potential risks or anticipated charges.

1.2.3.2. Provisions for Retirement Benefit Commitments

The rights which have been accrued by employees currently working in the company give rise to a provision for retirement benefit commitments. This provision is calculated on the basis of an actuarial valuation of the various parameters used for this purpose, less the amounts paid to specialized bodies.

1.2.3.3. Prepaid Revenue

In accordance with the accrual basis principle, income relating to 2002 and thereafter is recorded in this account.

1.2.4. Foreign Exchange Transactions and Financial Instruments

1.2.4.1 Foreign Exchange Transactions

Payables, receivables and cash in foreign currency appear in the balance sheet at their current translated value at year-end rates. Any difference resulting from the revaluation of these foreign currency payables and receivables is recorded as "unrealized foreign exchange gains and losses" in the balance sheet.

1.2.4.2. Financial Instruments

The purpose of interest rate risk hedging is to limit the impact of fluctuations in interest rates on loans taken out by the company.

This hedging takes place by means of Over The Counter instruments with first rate banking counterparties. The financial instruments used are mainly swaps, FRAs (Forward Rate Agreements) and interest rate options.

The purpose of foreign currency hedging is to protect the company against the impact of fluctuations in foreign currency exchange rates. The instruments used are mainly forward purchases and sales of foreign currency and foreign currency options.

2. Identity of the Parent Companies in Which the Accounts of this Company are Consolidated

Although this company publishes consolidated financial statements, its annual financial statements are consolidated in accordance with the full consolidation method within the consolidated financial statements of the following company:

JCDecaux HOLDING
17, Rue Soyer
92523 Neuilly Cedex

3. Intangible Assets

In million Euros	Value as of 01.01.2001	Impact of mergers 01.01.2001	Increases	Decreases	**Value as of 12.31.2001**
Intangible assets	27.5	1.5	6.9	(8.4)	**27.5**
Amortization and provisions	(9.2)	(1.2)	(9.0)	8.4	**(11.0)**
Net value	18.3	**0.3**	**(2.1)**	**0**	**16.5**

Intangible assets mainly consist of software. Software acquired is amortized over a period of between 1 and 3 years on a straight-line, pro rata basis.

Costs incurred, both internally and externally, for the development of significant software ("core business" software applications) are recorded in intangible assets and amortized over a period of 5 years on a straight-line basis. In accordance with current accounting standards, only the costs incurred in the detailed design phase and the programming, configuration, test and acceptance phases are booked in fixed assets.

Any research and development costs occurred during the period are booked as expenses.

4. Tangible Assets

In million Euros	Value as of 01.01.2001	Impact of mergers	Increases	Decreases	**Value as of 12.31.2001**
Gross amount	34.3	108.0	22.0	(5.1)	**159.2**
Depreciation and provisions	(23.0)	(59.8)	(17.8)	2.6	**(97.9)**
Net amount	**11.3**	**48.2**	**4.2**	**2.5**	**61.3**

Gross Amount

In million Euros	Value as of 01.01.2001	Impact of mergers 01.01.2001	Increases	Decreases	**Value as of 12.31.2001**
Land	0	0.2	0	0	**0.2**
Buildings	17.8	16.0	3.0	0	**36.8**
Street furniture	0.1	18.1	6.0	(0.3)	**23.9**
Installations, tools and equipment	0	0	0	0	**0**
Transport equipment	0.1	39.3	6.2	(2.4)	**43.2**
Computer equipment	11.1	2.0	2.6	0	**15.7**
Others	4.8	30.0	3.2	(0.2)	**37.8**
Work in-progress	0.3	1.2	0.8	(1.2)	**1.1**
Advances and downpayments	0.1	1.2	0.2	(1.0)	**0.5**
Total	**34.3**	**108.0**	**22.0**	**(5.1)**	**159.2**

Accumulated Depreciation

In million Euros	Value as of 01.01.2001	Impact of mergers 01.01.2001	Increases	Decreases	**Value as of 12.31.2001**
Buildings	(12.0)	(2.9)	(2.7)	0	**(17.6)**
Street furniture	(0.1)	(11.0)	(3.0)	0.2	**(13.9)**
Installations, tools and equipment	0	0	0	0	**0**
Transport equipment	(0.1)	(28.0)	(6.3)	2.3	**(32.1)**
Computer equipment	(7.6)	(1.6)	(3.0)	0	**(12.2)**
Others	(3.0)	(16.3)	(2.6)	0.1	**(21.8)**
Work in-progress	(0.3)	0	0	0	**(0.3)**
Total	**(23.0)**	**(59.8)**	**(17.7)**	**2.6**	**(97.9)**

Most of the fixed assets within the scope of the mergers were contributed by JCDecaux Services which contributed its operating assets (premises, transport equipment, technical equipment).

5. Financial Fixed Assets

In million Euros	Value as of 01.01.2001	Impact of mergers 01.01.2001	Increases	Decreases	Value as of 12.31.2001
Equity interests	1,570.2	38.0	356.9	(146.4)	**1,818.7**
Receivables from controlled entities	124.5	(41.1)	184.5	(176.7)	**91.2**
Loans and other financial fixed assets	13.2	124.4	59.0	(133.9)	**62.7**
Gross amount	**1,707.9**	**121.3**	**600.4**	**(457.0)**	**1,972.6**
Write-downs and provisions	(16.8)	0	(16.0)	0.7	**(32.1)**
Net amount	**1,691.1**	**121.3**	**584.4**	**(456.3)**	**1,940.5**

Breakdown of the Increase in Equity Interests

In million Euros		
Purchase of shares	JCDecaux CEE	138.1
	JCDecaux Finland	4.3
	MAXIVISIO	19.2
	IGP	34.9
	RED Portugal	9.8
	PLACA	5.1
	RED CENTRO	0.3
	IP Decaux	0.2
Increase in equity of affiliates		145
Increase in equity interests		**356.9**

Breakdown of the Impact of Mergers

In million Euros		
Shares contributed	JCDecaux Airport	98.8
	RCI	6.6
	JCDecaux Asia	23.4
	JCDecaux North America	177.1
	OTHER	0.5
Shares eliminated	RPMU	(15.5)
	JCDecaux Services	(15.5)
	JCDecaux Communication (T)	(237.4)
Impact of mergers		**38**

Breakdown of Divestitures

In million Euros	
Sale of Société Générale d'Affichage	145.9
Sale IMM	0.5
Divestitures	**146.4**

The Société Générale d'Affichage shares were contributed in the course of the transactions leading to a takeover of the control of the Gewista division.

The increases and decreases in receivables from controlled entities correspond to new loans and to the repayment of loans granted to subsidiaries.

6. Inventories

In million Euros	2001	2000	1999
Raw materials and supplies	**75.5**		
Work in-progress	**0.1**		
Finished products	**1.8**		
Total gross amount	**77.4**		
Provision for loss in value	**(3.2)**		
Total net amount	**74.2**	0	0

Because of the merger and absorption of JCDecaux Services with retroactive effect from January 1, 2001, the company's balance sheet for 2001 contains inventories.
As of December 31, 2000, the gross value of JCDecaux Services' inventories was €53.2 million and the net value was €51.3 million.

7. Marketable Securities

The portfolio consists of the following items:

	Number	Amount
NATEXIS Sécurité +	140	29,4
SAN PAOLO Institution	8,739	17.1
DEXIA money 3	282	4.7
BAREP CT	1,936	27.8
BFT Monétaire	478	5.0
FIMA trésorerie (Fortis)	175	7.8
Total Marketable securities	**11,750**	**91.8**
Others Marketable securities		36.2
Total		**128.0**

The net realizable value of the marketable securities portfolio is €91.8 million.

Marketable securities have been hypothecated in connection with the commitment given on shares up to €32.7 million (see note 19).

8. Cash and Cash Equivalents

In million Euros	2001	2000	1999
Banks and current accounts	15.07	26.3	0.2
Postal checking accounts	0.01		
Petty cash	0.02		
Total	**15.1**	**26.3**	**0.2**

9. Deferred Expenses

In million Euros	2001	2000	1999
Project roll-out	0.2	0.4	0.6
Loan issuing costs (1st loan)	0	0	7.6
Loan issuing costs (2nd loan)	4.4	5.8	-
Convergence of systems	0.8	0	0
Total	**5.4**	**6.3**	**8.2**

Within the scope of implementing shared services centers and the convergence of systems within the Billboard and Transport divisions, part of the expenses incurred in order to unify the accounting systems have been deferred and will be expensed over a two-year period.

In September 2000, the company renegotiated its outstanding bank debt. This renegotiation resulted in the accelerated repayment of an existing loan and the issuing of a new loan. Thus, the loan issuing costs for the initial loan were fully written off in 2000.

10. Maturity of Receivables and Debts

In million Euros	Total	Less than 1 year	More than 1 year	More than 5 years
Receivables	385.9	308.1	77.8	
Debts	1,076.0	444.8	631.1	0.2

The amounts shown in receivables include receivables from controlled entities (loans to subsidiaries), other loans, as well as trade receivables and other receivables.

The company's debts include, in particular, debts relating to the financing of group acquisitions. This debt was originally negotiated for a five-year period and interest is charged based on the Euribor rate and the company's rating. As of December 31, 2001, the company has a rating of BBB (below this rating, the company is contractually obliged to make a partial repayment of 10%). Current rules within the scope of this loan agreement require that the company comply with financial ratios calculated on the basis of the consolidated financial statements and also limit the company's dividend payment to 30% of net consolidated earnings.

As of December 31, 2001, this indebtedness amounted to €805.2 million, a decrease of €325.3 million, which was due to the partial repayment of loans using funds raised at the time of the company's Initial Public Offering.

11. Prepaid Expenses and Income

In million Euros	2001	2000	1999
Leasing of advertising sites	4.5		
Financial instruments (premiums on interest rate options)	2.8	4.4	3.3
Prepaid expenses	**7.4**	**4.4**	**3.3**
Unrealized foreign exchange losses	3.1	0.9	0.8
Total adjustment accounts (assets)	**10.5**	**5.3**	**4.3**

In million Euros	2001	2000	1999
Leasing of advertising sites	8.2		
Financial instruments (premiums on interest rate options)	0.2	0.3	0.3
Miscellaneous	0.2	ns	ns
Prepaid income	**8.6**	**0.3**	**0.3**
Unrealized foreign exchange gains	7.7	2.8	2.6
Total adjustment accounts (liabilities)	**16.3**	**3.1**	**2.9**

12. Equity

In million Euros	01.01.2001	Mergers	Increase in capital	Appropriation of 2000 income	2001	12.31.2001
Capital	2.7		0.6			**3.4**
Share premium			683.3			**683.3**
Merger premium	0.2	158.9				**159.1**
Contribution premium	244					**244**
Legal reserve	0.2					**0.3**
Net long-term capital gains reserve	3.3	18.5				**21.8**
Other reserves	3.1					**3.1**
Retained earnings	121.9	22.5		104.8		**249.2**
Income for the fiscal year	104.8			(104.8)	**17.2**	**17.2**
Regulated provisions	3.4				**2.0**	**5.4**
Total	**483.6**	**200**	**683.9**	**0**	**19.2**	**1,386.7**

As of December 31, 2001, the share capital of €3,378,284.27 consists of 221,600,760 fully paid-up shares as, in 2001, the company carried out several increases in capital within the scope of the mergers and its Initial Public Offering:

The Initial Public Offering can be summarized as follows:

Number of shares issued	42,424,242
Issue price	16.5
Increase in capital	646,754
Share premium prior to allocation of costs	699,353,240
Share premium after allocation of costs	679,399,240

In accordance with the provisions laid down by the Emergency Committee of the French National Institute of Accountants (opinion No. 00-D of December 21, 2000), the expenses allocated to the issue premium were the expenses net of their tax impact. In this respect, a theoretical tax charge calculated on the gross amount of expenses recorded was booked in the tax charge for the fiscal year (see note 18).

Furthermore, the company set up an employee savings plan in order to enable its employees to subscribe to the stock option plan set up within the framework of its IPO:

Number of shares issued	294,354
Issue price	13.2
Increase in capital	4,487
Share premium	3,880,985
Addition by employer to amount paid into plan	662,574

Lastly, the company set up a stock option plan applicable to all employees. These options may be exercised annually by fractions of one-third from June 2002 and will result in increases in capital.

	June 2001	July 2001	December 2001
Number of options issued	3,283,126	480,578	340,000
Stock option strike price	16.50	15.46	11.42

As of December 31, 69.5% of the company's share capital was held by JC Decaux Holding. The company has not been notified of any stake in its capital which may exceed the legal or statutory limit.

The company did not pay any dividend. The debt agreement (see note 10) limits the company's dividend payments to 30% of net consolidated earnings for each fiscal year.

13. Loss and Contingency Provisions

In million Euros	Amounts as of 01.01.2001	Impact of mergers	Allocations 2001	Releases 2001	Amounts as 12.31.2001
Contingency provisions					
Other deductible provisions	1.1	0.6	0.7	1.4	1.0
Other non-deductible provisions	0	0.1	0.6	0.1	0.6
Provisions for losses					
Provision for retirement benefit commitments	0	1.1	0.6	0	1.7
Restructuring provisions	0	0.4	0	0	0.4
Total loss and contingency provisions	**1.1**	**2.2**	**1.9**	**1.5**	**3.7**

14. Unrecorded Deferred Taxation

Reduction (+) and increase (-) in the future tax charge

In million Euros	2001	2000	1999
Ordinary losses	**33.4**	0	0
Deferred depreciation	-	0	0
Retirement benefit commitments	**1.7**	0.1	0
Other loss and contingency provisions	-	0	0
Unrealized capital gain on marketable securities	-	0.1	0
Employee profit-sharing	**0**	0	0
Special social security tax	**0.6**	0.1	0.1
Unrealized foreign exchange gains and losses	**3.1**	0.5	0.8
Deferred expenses	**(5.4)**	(0.4)	(0.6)
Net long-term capital losses	**29.1**	13.7	13.4
Intangible assets allocated to share premium	**(4.2)**	ns	ns
Other	**15.6**		
Total	**73.9**	**14.1**	**13.7**

The capital gain recorded in 2000 resulting from the absorption of SEG and SFCM by means of a merger with JCDecaux Mobilier Urbain was accorded the preferential tax treatment provided for under Article 210 A of the French Tax Code. As JCDecaux SA does not intend to sell its shares in JCDecaux Mobilier Urbain, this capital gain was not taken into account in the company's deferred taxes. As the share contributions made in 2000 were also carried out subject to tax deferral, these items were not included in the company's deferred taxes as stated, as the company does not intend to sell the shares contributed.

Furthermore, as the company was listed on the stock exchange in June, the stake held by JCDecaux Holding fell below the legal threshold required for the continued application of the tax consolidation agreement concluded in 2000 (see note 18).

15. Breakdown of Revenues

In million Euros	2001	2000	1999
France	**545.6**	72.5	54.6
Export	**84.7**	8.3	3.9
Total	**630.3**	**80.8**	**58.5**

In million Euros	France	Export
Administrative and Financial Services (JCDecaux SA)	36.6	7.4
Sales of Advertising Space (formerly RPMU)	266.3	8.3
Other Services (formerly JCDecaux Services)	242.7	69
Total	**545.6**	**84.7**

Due to the absorption through merger of RPMU and JCDS, revenues have increased considerably and its structure has been significantly modified. Previously, revenues were mainly derived from services provided to the Group's companies (rentals and provision of services). Henceforth, they include the sale of advertising space by the Street Furniture business in France, the provision of services to non-advertiser clients (local authorities), the sale of street furniture to the French and foreign subsidiaries as well as technical and administrative services provided to all of the Group's French companies.

16. Non-recurring Income and Charges

In million Euros	2001	2000	1999
NBV of assets sold	**0.2**	0.5	ns
Provision for setting up business abroad	**3.0**	0.5	0.4
Sale/contribution of shares	**146.4**	0.1	0.1
Exchange of shares	**0**	19.9	-
Depreciation Manufacturing ERP	**1.0**	-	-
Miscellaneous	**1.3**		
Provision for impairment of RCI shares	**6.0**		
Release/AVENIR acquisition costs		6.4	
Total non-recurring charges	**158**	**27.4**	**0.5**

In million Euros	2001	2000	1999
Income from assets sold	**0.2**	-	ns
Release of provision for setting up business abroad	**1.0**	-	1.5
Sale/contribution of shares	**-**	0.1	0.1
Miscellaneous	**138.2**	0.4	0.1
Sale of former MCPE fixed assets	**1.2**	0.5	-
Exchange SEG/JCDecaux MU shares	**-**	92.0	-
Exchange SFCM/JCDecaux MU shares	**-**	73.6	-
Total non-recurring income	**140.6**	**166.6**	**1.7**

The movements regarding sales of shares fall within the framework of transactions that led to the takeover of Gewista; the company contributed its equity interests in Société Générale d'Affichage (a Swiss company). In addition, the company set aside a provision for the impairment of RCI shares, as said company discontinued its business in the last quarter of 2001 following the non-renewal of the advertising space administration contract between RCI and Air France.

17. Accrued Expenses and Accrued Income

In million Euros	2001	2000	1999
Accrued liabilities			
Long-term debt			
Bank borrowings	**1.5**	1.1	0.2
Miscellaneous loans and long-term debt	**0.1**	4.1	1.0
Operating liabilities			
Trade payables and related accounts	**38.5**	17.7	23.8
Tax and social security liabilities	**18.2**	3.1	4.1
Miscellaneous liabilities			
Debts related to fixed assets and related accounts	**2.0**	-	0.3
Tax and social liabilities	**-**		-
Other liabilities	**20.4**	0.1	0.1
Cash instruments	**0.1**	0.5	-
Accrued income			
Financial fixed assets			
Receivables related to equity interests	**1.2**	2.3	2.5
Loans	**0.4**	0.1	0.1
Other investments	**-**	-	
Operating receivables			
Trade notes and related accounts	**7.0**	14.0	26.8
Other receivables	**10.3**	3.6	5.2
Miscellaneous receivables			
Accrued dividends	**10.6**	-	1.1
Cash instruments	**2.1**	1.9	0.2
Cash and cash equivalents (retrocession)	**0.4**	0.6	-

18. Breakdown of Income Tax

In million Euros	Pre-tax income	Tax	After-tax income
Current income	45.5	10.9	34.6
Non-recurring income (loss)	(17.4)	0	(17.4)
Net income	28.1	10.9	17.2

Although showing a tax loss, and in accordance with the provisions laid down by the Emergency Committee of the French National Institute of Accountants (opinion No. 00-D of December 21, 2000), a theoretical income tax expense was recorded in order to allocate to the share premium only the expenses net of the related tax impact (see note 12). In relation to expenditures unrelated to non-recurring income, this theoretical tax impact was considered to concern current income.

Moreover, due to the company's Initial Public Offering, JCDecaux Holding no longer holds the minimum percentage of capital in JCDecaux SA necessary to benefit from tax consolidation treatment. The tax consolidation group headed by JCDecaux Holding in 2000 therefore ceased to exist as of January 1, 2001. Pursuant to the law, only JCDecaux SA retains the right to use its 2001 loss carryforwards.

For the years 2002 and thereafter, JCDecaux SA will be the company that consolidates the following companies for tax purposes:

- JCDecaux Mobilier Urbain
- Avenir
- JCD Airport France
- JCDecaux Publicité Lumineuse
- SEMUP
- DPE

Pursuant to this agreement that came into effect as of January 1, 2002, and in accordance with the laws currently in effect, each consolidated company determines its taxable income and calculates its corporate income tax as if there were no tax consolidation. The tax expense is recorded by the consolidated company, with corporate income tax being payable the consolidating company that will pay it to the tax authorities. In the event of a tax loss for the consolidated company, the tax saving is an immediate gain for the consolidating company.

19. Off-balance Sheet Commitments

Guarantees and sureties

In million Euros	
Commitments given	
Bank guarantees for payment	1.6
Marketable securities have been hypothecated in connection with the commitment given on shares	32.7
Bank guarantees issued on behalf of subsidiaries	
guarantees of third-party commitments	1.7
guarantees for payments	21.7
guarantees for performance of contracts	5.5
Guarantees issued by JCDecaux SA to secure the commitments of its subsidiaries	
guarantees for payments	22.9
guarantees regarding credit facilities	73.9
Commitments given on shares	212.2
Total commitments given	**372.2**
Commitments received	
Commitments received on shares	219.5
Credit facility available to JCDecaux SA from a pool of banks	502.0
Total commitments received	**721.5**

20. Financial Instruments

20.1. Hedging of Foreign Exchange Risk

Outstanding Amounts as of December 31, 2001

In million Euros	Financial assets	Financial liabilities	Assets liabilities	Off-balance sheet commitments	Conditional position	Difference
USD	65.6	0.2	65.4	(100.4)	16.9	(18.1)
GBP	28.5	1.9	26.6	(17.5)		9.1
SGD	3.6	0.5	3.1	(1.2)		1.9
SEK	15.0	0	15.0	0		15.0
AUD	3.5	0	3.5	(2.3)		1.2
JPY	1.0	0	1.0	0		1.0
HKD	0.8	7.1	(6.3)	6.6		0.3
Other currencies	2.1	0	2.1	0		2.1
Total	**120.1**	**9.7**	**110.4**	**(114.8)**	**16.9**	**12.5**

These transactions hedge commercial and financial debts/receivables with respect to the subsidiaries. The latest maturity date for these agreements is April 30, 2002.

20.2. Hedging of Interest Rate Risk

Outstanding Amounts as of December 31, 2001

In million Euros	
Caps purchased	852
Future Rate Agreements and interest rate swaps	230

These transactions hedge draw downs on syndicated loans that are subject to a variable interest rate.

CAPs maturity dates are between September 2002 and December 2004.

FRA and interest rate swaps maturity dates are between March 2002 and December 2003.

21. Compensation of Senior Executives

The amount of the fees paid to the members of the Supervisory Board amounts to €60,979.61.
The amount of the fees paid to the members of the Board of Directors amounts to €1,651,240.

22. Headcount

The breakdown of average headcount by category is as follows:

Category	2001	2000	1999
Executive	372	9	7
Executive equivalents	151		
Supervisors	472		
Office staff	1,917		
Total	2,912	9	7

The increase in headcount is the result of the absorption through merger of JCDS and RPMU.

23. Changeover to the Euro

The company did not experience any difficulty ensuring the compatibility of its systems and equipment with the euro.

24. Transactions Carried out with Related Companies

Balance Sheet and Income Statement Items

In million Euros	2001	2000	1999
Balance sheet (in gross value)			
Investments			
Equity interests	1,818.7	1,570.2	1,090.8
Provisions on equity interests	(32.2)	(16.2)	(16.5)
Receivables related to equity interests	91.3	124.6	34.8
Provisions on receivables related to equity interests	0	(0.7)	(0.5)
Loans	60.8	12.8	0.5
Deposits and sureties paid	0.5	ns	ns
Receivables			
Trade notes and related accounts	74.1	56.2	28.4
Other receivables	52.5	3.1	5.1
Prepaid expenses	4.5		
Cash and cash equivalents	1.9	0.3	0.03
Liabilities			
Bank borrowings	24.3	0.7	0.2
Miscellaneous loans and long-term debt	77.0	92.6	80.4
Deposits and guarantees received	0.2	0.5	0.5
Trade payables and related accounts	31.6	44.5	23.3
Other liabilities	0.8	45.4	24.7
Outstanding amounts on fixed assets and assimilated accounts	0.2	-	-
Prepaid income	0.2	-	-
Income statement			
Operating charges	225.8	65.3	42.2
Operating revenues	344.9	81.4	58.7
Financial charges			
Interest and related expenses	4.3	8	1.3
Losses on receivables related to equity interests	3.6	2.1	
Financial income			
Income from equity interests	98.8	30.9	23.2
Interest	9.0	3.0	1.5
Non-recurring income	0	0	0.1

In addition to companies liable to be fully consolidated, related companies are considered to include proportionately consolidated companies in the JCDecaux financial statements.

Financial Income for the Company over the Last Five Years

Type of data	1997	1998	1999	2000	2001
I - Capital at the end of the fiscal year					
a) Share capital (in euros)	2,606,223	2,606,223	2,606,223	2,685,961	**3 378 284**
b) Number of common shares of common stock	170,957	170,957	170,957	176,187,464	**221,600,760** (1)
c) Maximum number of future shares to be created (stock options)					**4,103,704**
II - Operations and income for the financial year (in euros)					
a) Revenues excluding tax	37,579,074	45,744,112	58,560,241	80,838,546	**630,311,692** (2)
b) Income before taxes and calculated charges (amort/deprec. and provisions)	59,427,636	91,290,327	15,842,901	123,072,510	**77,196,352** (2)
c) Income tax	5,703,496	2,608,447	(1,778,156)		**10,901,232**
d) Employee profit-sharing due with respect to the fiscal year	0	0	0	0	**0**
e) Income after taxes and calculated charges (amort/deprec. and provisions)	51,103,582	76,021,465	8,681,878	104,811,683	**17,208,957** (2)
f) Dividends paid	228,669,976	0	24,237,871	0	**0** (3)
III - Earnings per share (in euros)					
a) Income after taxes but before calculated charges (amort/deprec. and provisions.)	314	514	103	0.70	**0.30**
b) Income after taxes and calculated charges (amort/deprec. and provisions)	298	445	51	0.59	**0.08**
c) Net dividend allocated to each share	1,338	0	141,8	0	(4)
IV - Personnel					
a) Average headcount during the fiscal year	8	7	7	9	**2,912**
b) Amount of payroll for the fiscal year (in euros)	1,093,663	848,612	906,803	2,594,782	**79,059,056**
c) Amounts paid in the fiscal year for social benefits (Social Security, welfare organizations, etc.) (in euros)	369,563	333,833	306,072	575,803	**29,648,524**

(1) In 2000, the company carried out a thousand-to-one split of the shares making up the share capital.

(2) The data provided for years 1997 to 2000 is the data for JCDecaux SA, since data comparable to 2001 (impact of mergers) was not available.

(3) The projected distribution of dividends for 2000 referred to in the five-year financial summary was not approved by the General Meeting of Shareholders.

(4) Subject to approval by the General Meeting of Shareholders of the proposed allocation of 2001 income.

Table of Subsidiaries and Equity Interest

(as of December 31, 2001)

Companies In thousands	Capital in currency	Other Equity[1] in currency	Share in capital as %
Information regarding the subsidiaries and equity interests with significant balance sheet values			
A – Subsidiaries in France			
SOMUPI	€762	353	66
SOPACT	€229	1,943	50
JCDecaux MU	€993	41,801	100
SEMUP	€831	21,216	100
DPE	€152	(3,910)	27.71
AVENIR	€26,805	192,607	100
JCDX Publicité Lumineuse	€778	1,436	100
Gommage Graffitis	€76	(6)	49.7
JCDecaux Airport	€768	590	100
RCI	€15	8	99.90
B – Foreign subsidiaries			
JCDX Finland	€374	€23,730	34.88
JCD Belgique	€155	€8,566	100
ACM Belgique	€62	€845	100
JCD Luxembourg	€1,048	€137	100
JCDecaux CEE	€2,067	€226,255	58.5
El Mobiliario Urbano	€3,005	€10,396	100
JCDX & SIGN (ex: CEMUMA)	€3,606	€2,767	75
JCD UK	GPB 9,000	GPB 9,794	100
JCD Deutschland	€8,232	€9,440	100
ACM GmbH	€77	(€54)	100
JCD Mestsky	CZK 120,000	(CZK 130,020)	96.2
JCD Sverige	SEK 75,000	SEK 59,332	96.46
MAXIVISIO OY (FAMIGRO)	€316	€4 200	100
DECAUX ATLANTIS	€2,705	(€281)	80
JCDX Street Furniture Australia	AUD 22,510	AUD 40	100
PURBE	€60	€12	100
MC Decaux Inc. Japan	YEN 10,000	(YEN 22 512)	60
JCDX Portugal	€1,247	€22 707	0.15
JCDX DO Brazil	BRL 5,367	(BRL 5 057)	100
JCDX Norge	NOK 130,000	(NOK 40,345)	73.95
STATMOBI. BASEL AG	NA	NA	98
JCDX Genève	CHF 250	NA	100
JCD Slovakia	SKK 7,300	SKK 10,138	100
V K M BV	€18	(€3,631)	50
AFA JCD	DKK 7,200	DKK 21,145	50
PUBLEX BV	€18	€4,018	50
JCDX Singapore	SGD 7,500	(SGD 5,935)	100
JCDX Argentina	ARS 14	ARS 6,908	100
JCDX Publicité Lumineuse NV Belgique	€1,735	€142	9.29
MC Decaux Taiwan	NA	NA	60
JCDecaux Asia	SGD 5,510	SGD 19,040	100
JCDecaux North America	USD 1,693	USD 18	100
IGP Decaux	€7,391	€67,743	20.48
JCDecaux Salvador	BRL 5,001	BRL 29,162	99.98
PLACA SARL	€13	€779	55
RED Portuguesa Pub. Ext.	€375	€770	50.3
C - Other subsidiaries and equity interests			

(1) Equity excluding share capital and net income for the fiscal year.

Balance sheet value of shares held in Euros		Loans and advances granted by the company and not repaid	Amount of guarantees and sureties provided by the company in currency	Revenues exclusive of tax tax for the 2001 fiscal year in Euros	Net profit (or loss) for the 2001 fiscal year in Euros	Dividends received by the company during the fiscal year in Euros
Gross	Net					
1,135	1,135	1,538	-	17,628	1,398	0
1,042	1,042	888	-	11,585	261	0
233,486	233,486	13,294	-	224,355	(4,015)	33,269
39,471	39,471	-	-	35,110	10,305	0
3,167	3,167	6,937	-	14,853	2,863	0
608,462	608,462	-	€13	165,428	(1,995)	0
30,390	30,390	-	-	4,591	1,977	0
76	76	-	-	0	(5)	0
98,799	98,799	-	€2,947	35,335	6,721	2,323
6,565	553	-	-	23,491	484	0
10,426	10,426	-	-	25,234	5,521	0
42,193	42,193	-	-	24,875	724	1,165
4,320	4,320	-	-	3,957	897	1,115
1,539	1,539	-	-	1,352	195	0
161,334	161,334	-	-	0	902	0
11,988	11,988	29,401	€31,864	40,062	5,110	6,010
2,832	2,832	-	-	14,197	7,865	9,015
12,969	12,969	14,184	-	68,523	6,273	10,609
18,661	18,661	3,305	-	47,766	8,363	4,751
1,726	1,726	-	-	10,725	4,906	4,254
3,092	1,259	-	-	3,906	993	0
25,761	25,761	11,638	-	26,240	(2,746)	12,007
39,531	39,531	-	-	0	44	0
2,114	2,114	2,142	€7,213	2,349	0	0
14,597	4,290	2,337	AUD 45,000	0	0	0
37,847	37,847	-	-	0	2,716	2,372
66	66	-	YEN 504,000	116	(1,865)	0
253	253	-	€199	36,078	5,955	0
3,962	0	-	BRL 1,500	696	235	0
11,727	9,264	1,560	NOK 50,000	1,209	(1,107)	0
155	64	-	-	NA	NA	0
157	150	-	-	NA	NA	0
184	184	-	-	991	340	0
9	9	-	-	6,703	3,702	3,977
2,209	2,209	-	-	12,225	177	0
3,260	3,260	-	-	34,235	6,375	4,027
4,495	611	1,303	SGD 6,243	6,855	(877)	0
8,394	4,777	-	-	105	(1,700)	0
274	274	-	-	2,302	390	29
33	33	-	-	-	-	0
23,384	23,384	-	-	-	(4,938)	0
293,809	293,809	-	USD 4,247	-	6	0
34,861	34,861	-	-	37,588	1,109	0
2,543	2,543	10,025	BRL 375	394	(2,297)	0
5,087	5,087	-	-	2,159	123	0
9,787	9,787	-	-	6,213	138	0

Statutory Auditors' Special Report on

(Translated from French)

To the shareholders of the JCDecaux SA company

As the account auditors of your company, this is our report on controlled agreements.

In pursuance of article L. 225-88 of the Business Code, we have been informed of the agreements authorized by your Supervisory Board.

It is not within our responsibility to look for other possible agreements. We are responsible for communicating, based on information we are provided, the terms and main characteristics of those agreements we have been made aware of, without appreciating their usefulness or justification. You are responsible, under the terms of article 117 of the order dated March 23, 1967, for appreciating the advantages of such agreements, with a view to approving them.

We have carried out our work according to professional rules; these standards require that due care be applied to checking that the information we are provided matches the documents such information derives from.

With Mr. Jean-Claude Decaux

Respective member of the Supervisory Board:
Mr. Jean-Claude Decaux

Nature, purpose and terms

Your Supervisory Board meeting dated June 22, 2001:

- Acknowledged that as part of the Gewista acquisition in Austria, and of the establishment of the JCDecaux Central Eastern Europe Gmbh joint venture, JCDecaux SA has established collateral in the amount of €141 million, to guarantee its undertakings to the seller. Such collateral has been backed by the BNP, and Mr. Jean-Claude Decaux, backed the BNP, personally, up to €109 million.

- And consequently authorized the Company to pay for the surety costs that could be claimed from Mr. Jean-Claude Decaux by the BNP under its personal counter security.

With the JCDecaux Holding company

Respective member of the Supervisory Board:
Mr. Jean-Claude Decaux

Nature, purpose and terms

Your Supervisory Board meeting dated September 21, 2001:

- Acknowledged JCDecaux Holding's will to substitute for Mr. Jean-Claude Decaux in the counter security of the collateral granted by BNP to JCDecaux SA as part of the Gewista acquisition agreement and of the establishment of the JCDecaux Central Eastern Europe GmbH joint venture.

- Has consequently authorized the Company to guarantee JCDecaux Holding for any amount it may have to pay under the above collateral, and to pay for any cost resulting from such substitution as well as any cost charged by BNP Paribas to JCDecaux Holding.

With SNC Aguesseau Boulogne and SCI Troisjean

Respective member of the Supervisory Board:
Mr. Jean-Claude Decaux

Nature, purpose and terms

Your Supervisory Board meeting dated December 20, 2001 authorized the sale, by SNC Aguesseau Boulogne to SCI Troisjean, of the building located at 114 rue Gallieni in Boulogne Billancourt for a price of €21.5 million subject to:

- SNC Aguesseau Boulogne's paying for the consequences of the collateral granted by SCI Troisjean to the final buyer, up to €4.7 million.

- Reimbursement by the above to SNC Aguesseau Boulogne of the net gain in value achieved if resold within five years.

- Reimbursement by SNC Aguesseau Boulogne to SCI Troisjean of the future costs pertaining to the non built parking lots and the conversion of the business premises into offices, within €1.7 million and within 5 years.

With the JCDecaux Do Brasil Ltda company

Respective member of the Supervisory Board:
Mr. Robert Caudron

Nature, purpose and terms
Your Supervisory Board meeting dated December 20, 2001 authorized the company's cancellation of the company's debt payable by its subsidiary JCDecaux Do Brasil Ltda in the amount of USD 2 236 970.

Terms
The debt cancellation was effective as at December 31, 2001 in the amount of:

- USD 2,099,455 i.e. €2,386,287 on the financial claim (capital and interest),
- USD 137,514 i.e. €156,036 on the commercial claim.

With the JCDecaux Mobilier Urbain company

Respective member of the Supervisory Board:
Mr. Robert Caudron

Nature, purpose and terms
Your Supervisory Board meeting dated December 20, 2001 authorized the acquisition from JCDecaux Mobilier Urbain of 11 shares it held in the capital (i.e. 100 %) of the JCDecaux USA company, for a price of USD 1, and the taking over of JCDecaux Mobilier Urbain's debt payable by that company in the amount of USD 50,350,000.

Terms
The debt taken over by your company, was paid at the end of December 2001 without any exchange difference.

Paris, March 18, 2002

The Statutory Auditors

Barbier Frinault & Autres Andersen

Patrick Malvoisin

Statutory Auditors
Membre de la Compagnie de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

Fiduciaire Révisunion

Claude Chezaud - Yves Floury

Statutory Auditors
Membre de la Compagnie de Paris
169, boulevard Malesherbes
75017 Paris

Other Information

Risk Factors

Risks Relating to our Company and our Strategy

Risks Related to Concessions and the Bid Process
Our expansion strategy calls for us to bid for a significant number of new outdoor advertising contracts in the next few years. In addition, our existing contracts will generally be open for bids when they expire. Between January 1, 2002, and December 31, 2004, 7% of our street furniture contracts (weighted by 2001 Street Furniture revenues, adjusted to account for our projected revenues from newly won street furniture contracts) expire and will have to be renewed. Our transport advertising concessions generally have shorter terms than our street furniture contracts, and 53.3% of them (weighted by 2001 Transport advertising revenues) expire before December 31, 2004. In bidding for new contracts or for the renewal of our existing contracts in all of these areas of activity, we might have to offer to make higher investments up front or to share a greater portion of our revenues with the concession grantors than has been the case in the past. If we are unable to make up these increased costs through our advertising prices, our earnings will be adversely affected.

Risks Related to our Growing Business in Shopping Centres
We expect a significant part of our growth in the next few years to come from our contracts to build street furniture in shopping malls, principally in the United States. While we believe this represents a great opportunity for us, it is also subject to significant risks being a new business. We cannot be certain that advertisers will view shopping mall street furniture as favourably as street furniture placed on city streets or in airports or transportation terminals, or that they will be willing to pay the rates that we hope to charge. In addition, our shopping mall contracts typically require us to pay a significant share of our revenues to the shopping mall owners. While our required initial investments and maintenance expenses are significantly lower in our shopping mall contracts than in our outdoor street furniture contracts, the concession fees due to shopping mall owners will be charged directly as operating expenses, while our required initial investments are capitalised and amortised. As a result, we expect to record lower EBITDA margins on our shopping mall contracts than on our outdoor street furniture contracts. For this reason, as our shopping mall business expands, our overall Street Furniture EBITDA margin may decline.

Risks Related to Key Concessions
Our development strategy has been to target the key cities in each of the countries in which we offer an advertising network in order to provide our clients with important bases from which to launch their national or local campaigns. If we lose concessions in key cities in a given country, we would have difficulty attracting the same quality of advertisers that we currently enjoy and obtaining pricing levels commensurate with our premium quality product.

Risks Related to Acquisitions
Our operations have grown significantly recently, mainly due to our acquisition of Avenir in 1999 and, more recently, our acquisition of the group Red in Portugal and our partnership with Gewista in Austria. Our plans are to grow our operations further through both internal growth and acquisitions. Growth requires our management to devote a great deal of time to organisational issues, and may require restructuring of our corporate organisation, such as was the case in our acquisition of Avenir. We are now in the process of integrating the operations, personnel and products of each of our recently acquired businesses. This integration involves inherent uncertainties, such as the effect on each business of integration into a new organisation and the availability of management resources to oversee the operations and manage the human resources of the combined business. If we are not able successfully to integrate all of these businesses and any other businesses that we acquire in the future, our ability to operate our business profitably might suffer.

Risks Related to Regulation of Competition
An important element of our growth strategy involves the acquisition of additional outdoor advertising companies and properties, many of which are likely to require the pre-approval of national and/or European competition authorities. The United Kingdom Monopolies and Mergers Commission has already acted to prevent us from completing an acquisition in the past.

In addition, the Minister of the Economy in France has, in the past, imposed restrictions on our external growth. Although the entrance into the outdoor advertising market of several large multi-national competitors in the past few years has lessened our leading position in several areas of activity, it is still possible that the European Commission or national competition authorities might seek to bar us from acquiring additional outdoor advertising operations, or to limit some of our business activities.

Risks Related to Exchange Rates

Due to the global nature of our business, our results of operations can be affected by fluctuations in currency exchange rates. Since our business in the United Kingdom, the United States, and Hong Kong generated approximately 14%, 7%, and 5%, respectively, of our consolidated revenues in 2001, we are particularly sensitive to movements in exchange rates between the euro and the British pound, the U.S. dollar, and the Hong Kong dollar. We also expect that movements in exchange rates between the US dollar and the euro will have an increasingly significant impact on our results of operations as we expand our activity in the United States. To reduce a portion of our exposure to the risk of international currency fluctuations we enter into advertising contracts and incur debt in the currency of each of our national operators, and we hedge a portion of our exposure to currency fluctuations. (*See Exchange Rate Risk p. 55)*

Relations with the Decaux Family

We have significant relationships with our founder, Jean-Claude Decaux, his family and entities controlled by them. Many of our principal executive officers are members of the Decaux family, including Jean-François Decaux and Jean-Charles Decaux, both members of our Executive Board and the Co-Chief Executive Officers of our company. The Decaux family members collectively own nearly all of JCDecaux Holding, which owned 69.52% of our shares and voting rights as at December 31, 2001. We are required to make payments, in accordance with the conditions described on page 41, to the Decaux family for the use of certain real property. While we believe that our relationships with the Decaux family and entities controlled by them, including JCDecaux Holding, are on an arm's length basis, the existence of these relationships creates potential conflicts of interest.

Reliance on Several Key Executive Officers

We depend to a large extent on the continued services of our key executive officers, including Jean-François Decaux and Jean-Charles Decaux, each our Co-Chief Executive Officer and a member of our Executive Board, and Jean-Claude Decaux, the Chairman of our Supervisory Board and our founder. The loss of the services of any of our key executive officers, for whatever reason, or their involvement in legal proceedings (such as those discussed in "Other Information – Litigation") could have an adverse affect upon our business.

Risks Related to Contracts with Governmental Bodies

The procedures relating to the conclusion of contracts with local governments in France and elsewhere are based on complex statutory provisions, the application of which can sometimes be sensitive from a public relations standpoint. Our contracts in France are reviewed and validated by local State representatives (*préfet*) in accordance with French administrative law. Despite this process, third parties have the right to challenge the validity of our contracts based on alleged defects in the public bid process. In the history of our company, there have been several such actions initiated by both local and central public authorities and by competitors. In certain cases, these have been successful.

Certain of our competitors have used the general sensitivity surrounding the public bid process to develop public relations campaigns against our company. They have alleged publicly that our success in winning public contracts is due in part to irregularities in connection with the bid process. Similar allegations have also appeared in press articles in several countries.

We have internal policies relating to the public bid process that are applied throughout our operations, including at Avenir since we acquired it. In addition, our competitors have faced and continue to face similar issues. It is possible that our competitors will continue to make allegations about our company in an attempt to gain a competitive advantage, or that the press will continue to publish articles suggesting that we have been involved with irregularities. Such allegations and articles could have an adverse affect on our business if they become widely believed by concession-granting authorities or highly publicised. Although we maintain that our company and its executives have complied with public tender requirements, application of the public tender procedures and related rules is complex and often involves difficult factual and legal judgements. Due to the complexity of such rules and the legal uncertainty surrounding the application of certain rules, the possibility that our company or its executives may eventually be involved in legal proceedings concerning the application of such rules cannot be excluded. Penalties for failure to comply with the public tender requirements include cancellation of the underlying contract and suspension of the breaching party from participating in public tender offers (which in France can be for a period of up to 3 years).

Risks Relating to Street Furniture Leasing

In the course of our activities, we occasionally furnish street furniture to cities in return for a fixed annual fee. This approach is most often used to rent public automatic toilets, electronic information boards and other street furniture, such as "Absolute Hour" clocks, to regional authorities. We generally negotiated the rental of these products based upon our belief that the unique technological nature of these products makes them exempt from French regulations generally requiring a public bidding process in the context of public contracts (Article 104-2-1 (formerly 312bis) of the French regulations governing public contracts). If a court were to conclude that any of these products do not qualify for such an exemption, the validity of our privately negotiated contracts relating to such products could be called into question. (*See Litigation p. 111*).

Risks Related to our Business

Risks Related to Economic Conditions

Advertising spending is highly dependent on the general condition of the economy. Frequently in periods of lower economic activity, as was the case in 2001, companies cut their advertising budgets more severely than they reduce spending in other areas. Because a substantial portion of our costs are fixed and give rise to depreciation charges that do not vary with our revenues, a reduction in our revenues due to a deterioration in economic conditions would be likely to have an adverse impact on our operating profit and our net income.

Risks Related to Intensified Competition

We face significant competition in the outdoor advertising industry, which may limit our ability to increase our current advertising revenues. In recent years, two American companies, Clear Channel and Viacom (Infinity), have established global outdoor advertising businesses, and they now compete directly with us in substantially all of our areas of business activity. We also compete for advertising revenues with local outdoor advertising companies, as well as with other media such as newspapers, magazines, television and radio. In addition, recent changes in European bid rules with respect to public contracts mandate that public contracts with respect to street furniture and transport advertising generally cannot be renewed without open bids. In order to ensure fair competition, bid rules often require us to reinvest in new urban amenities even when an existing contract is renewed. As a result of the mandatory public bid process and increasing competition, we will need to make significant new investments to maintain our position.

Risks Arising from the Possible Unilateral Termination of Certain Agreements

Some of our contracts can be terminated without cause for public interest reasons, and our compensation may not cover our losses. For example, in France and in Spain, local authorities may terminate our contracts at any time for public interest reasons. Although we would be entitled to compensation for the early termination of a contract, the amount of compensation might not be sufficient to cover our investments or our lost profits. Further, loss of such a contract might limit the territorial scope of our network. While we have rarely had a contract terminated for public interest reasons, we cannot be certain that this will continue to be the case in the future, particularly in instances in which elections bring a new party to power.

Risks Related to Changes in Applicable Regulations

The outdoor advertising industry is subject to significant governmental regulation at both the national and local level, particularly in Europe and the United States. This regulation includes limits on the density, size and location of billboards and other types of signage in urban and other areas, and regulation of the content of outdoor advertising, including bans in certain countries on tobacco and alcohol products. In France in particular, local authorities have broad powers to restrict or prohibit advertising displays on both public and private property. Historically, we have been able to adapt our operations to these constraints as they have evolved. However, we are unable to predict what additional regulations may be imposed on outdoor advertising in the future. Changes in laws and regulations affecting outdoor advertising at any level of government could have a material adverse effect on us.

Rules Related to the Changeover to the Euro

We did not experience any significant problems arising from the changeover to the euro.

Risks Related to our Credit Rating

In July 2001, we had a credit rating of "Baa2" by Moody's, and "BBB" by Standard & Poor's. In June 2001, Standard & Poor's raised our credit rating from "BBB" to "BBB+". In November 2001, Standard & Poor's brought our credit rating back down to "BBB".

If these ratings were to be lowered, the variable interest rate applicable under our lines of credit could change, and partial repayment of the amounts outstanding could be required if our ratings are downgraded below a certain level, as is explained in the notes to the financial statements which appear above under "Consolidated Financial Statements".

Insurance Risks

We are mainly exposed to the risk of damages to our advertising displays, as well as the risk of civil liability resulting from the presence of such displays on public streets. Against such essential risks, we have a global policy, at the Group level, that protects us (including our French and foreign subsidiaries), and which is managed in a co-ordinated manner. This global policy also us access to coverage amounts and rates that would not be available if each company was insured separately.
In terms of damage coverage, the risks are either recurring due to vandalism on city streets, or exceptional since they result from specific events such as demonstrations, which particularly affect street furniture, or acts of God, in particular relating to climate, which particularly affect billboards, such as the storms of December 1999 in France.

Thus our global insurance policy provides our company and its foreign subsidiaries with insurance against damages arising from essential risks, including vandalism and exceptional events, in particular climatic events, up to €7,660,000.
Our approach is to self-insure against the risks of recurring damages through deductibles, so as to be protected against exceptional events likely to have an impact on our business. Such damage insurance includes coverage for operating losses incurred in connection with the covered damage.

In terms of civil liability, the risks from our activities come mainly from material or bodily damages cause to third parties caused by furniture installed on city streets that has degraded or been accidentally damaged.

Our global insurance policy protects us and our French and foreign subsidiaries against risks of civil liability, up to €61,000,000. These global policies have not been affected by fluctuations in the insurance market and should be renewed without substantial modifications to their liability limits for 2003.

In the recent past, none of our insurance policies against essential risks have been cancelled due to claims and we do not foresee any such cancellation based on our current claims ratio. We therefore consider the Group to be appropriately insured against the essential risks relating to our business in light of our claims history and trade and professional practices.

Litigation

We are regularly involved in legal proceedings within the course of our business activities. These business activities often involve contracts with municipalities and public authorities in France and abroad that may give rise to exceptional termination rights and administrative proceedings.

In July 2001, following an appeal taken from a judgement entered by a lower French criminal court in Bordeaux, the Court of Appeal of Bordeaux sentenced Jean-Claude Decaux, the current Chairman of our Supervisory Bound, to pay a fine for conspiring to restrict free and equal access to a public bid process. This case involves the interpretation of certain exceptions to French rules governing the bidding process. This question has been the subject of conflicting interpretations by the courts. The judgement of the Court of Appeals has been appealed to the *Cour de cassation*, the highest court of appeal in such matters, which has the effect of staying any enforcement of the judgement. This case was commenced, because the Aquitaine region privately negotiated, without competitive bidding, as other municipalities had done, the rental of an "Absolute Hour" clock, on the basis of the parties' belief that, because the clock was covered by a patent relating to the system for automatically adjusting to the correct time, such contract fell within an exception set forth in Article 104-2-1 (previously Article 312bis) of the French regulations governing public contracts. This exception provides that a municipality may privately contract with a supplier for particular goods, without recourse to a public bid procedure, when such supplier, as a result of a patent, license or other exclusive rights that it possesses, is the only party that can provide such goods to the municipality. This contractual relationship was notified to both the *préfet and the Chambre Régionale des Comptes* and neither opposed its execution. It is possible that certain contracts that were negotiated in reliance on this exception, could become the subject of similar litigation. Given that most of our French street furniture rental contracts are due to expire within the next few years, however, any such litigation is unlikely to have any adverse effect upon our business.

Following the cancellation of its contract with Air France, our subsidiary RCI has been the subject of claims by agents under such contracts for indemnisation in an amount up to €872,000. A provision for this amount has been made in our accounts for the fiscal year ended December 31, 2001.

We are currently being sued in French commercial court by Haut-de-Seine Publicité ("HSP"), a French company, for amounts that it claims to be due under contracts that it has with us relating to advertising rights. Due to a change in commercial strategy by Avenir after joining our group, we have terminated such payments to HSP. HSP's claim was for a total of €1.14 million. Avenir has been ordered to pay HSP €0.37 million and has appealed this judgement. A provision for this amount has been made in our accounts for the fiscal year ended December 31, 2001.

In March 2000, Vivendi S.A. filed a request for summary proceedings against Avenir in the Nanterre Commercial Court demanding repayment of a *précompte* tax amounting to approximately €4.8 million that it deemed to be due, under the rules of consolidated accounting, as a result of an exceptional dividend of almost €98.9 million (including précompte tax) distributed by Avenir just before being purchased by us. A *précompte* tax is payable on certain exceptional dividends such as the one at issue. We have refused to pay the *précompte* tax on the grounds that it became due before Avenir and Havas Media Communication stopped having consolidated accounts.

On April 27, 2001, the court held in favour of Vivendi. We are currently appealing this decision. A provision for this amount has been made for the fiscal year ended December 31, 2001.

We are being sued for the use by G&A, one of our subsidiaries, of an anti-graffiti process. We do not believe that the process is suitable for industrial use. The third party that granted us the exclusive license to this patented process sued us for payment of royalties. The maximum risk from this case is estimated to be €3.8 million. An adequate provision has been made in our acounts for the fiscal year ended December 31, 2001.

Finally, we are or have been party to a number of administrative proceedings with various municipalities, both initiated by us as a result of their termination of our contracts or improper decision to grant public contracts to our competitors, or initiated by our competitors. In particular, we currently have outstanding claims for approximately €4.7 million against the region of the Alpes-Maritimes, approximately €0.6 million against the city of Draguignan, approximately €0.9 million against the city of Antibes, approximately €0.6 million against the city of Béthune, approximately €3 million against the city of Rennes and approximately €0.24 million against the city of Mouveaux. We are the target of three claims seeking to annul public contracts, or extensions to such contracts, to which we are a party. We are also contesting a decision made by the municipal council of Rennes in 1997 to award an outdoor advertising contract to one of our competitors, on the grounds that the bidding terms were not respected and that competitors were not treated equally.

A judicial investigation by the regional *Cour des comptes* in Nord-Pas de Calais is currently underway to determine whether, in certain circumstances, it is permissible to privately negotiate public contracts.

Outside of France, we are presently involved in two significant claims in Spain. One, which concerns the legal name of our Spanish subsidiary Cemusa S.A., resulted in a decision requiring our subsidiary to change its name, but did not impose any damages or interest penalties. As a result of this decision our subsidiary changed its name to JCDecaux & Sign. The other, which has been brought by Dauphin against our Spanish subsidiary Avenir Espagne S.A., concerns Dauphin's right to use a patented design. The potential liability in the second case is €0.23 million, which has been provided for in the accounts for the fiscal year ended December 31, 2001.

Our subsidiary JCDecaux Australia has filed suit against its competitor, Adshel Street Furniture Pty, a subsidiary of Clear Channel International, to force it to stop taking steps in the Melbourne metropolitan area to prevent other competitors from entering that market.

To the best of our knowledge, there is no other exceptional facts or litigation that could have a material impact on the financial condition, business, assets or future prospects of our company and our subsidiaries.

Principal Subsidiaries and Affiliates

An organization chart of our principal subsidiaries and affiliates is shown on page 114.

We provide our French and foreign subsidiaries with support in finances and financing, legal matters and insurance, and management. These services, while communal, are paid for as a percentage of our subsidiaries' revenues and include the exploitation by our subsidiaries of our intellectual property rights. A total of €4,338,309 was billed to our subsidiaries for these services in 2001.

We also make our other technical and commercial means available to our subsidiaries, which they pay for according to the specific services rendered to them.
A total amount of €39,616,500 was billed to our subsidiaries for these services in 2001.

Organization Chart as of December 31, 2001



JCDECAUX HOLDING
69,523 %
JCDECAUX SA
France
JCDecaux Mobilier Urbain
99,97 %
SEMUP
100%
DPE
72,29 %
27,69 %
SOMUPI
65,99 %
G&A (en liquidation)
79,92 %
SOPACT
49,8 %
99,99 %
99,9 %
0,1 %
99,58 %
100 %
Avenir
U.K.
Ireland
JCDecaux UK
Mills & Allen Ltd
21 %
79 %
JCDecaux United Ltd
Street Furnit. Ltd Ireland
99,99 %
David Allen Poster Sites
99,99 %
WESTERN EUROPE
EASTERN EUROPE
AMERICA
ASIA/OCEANIA
Spain
Portugal
Germany
Austria
Switzerland
Sweden
Belgium/Lux.
Finland
Slovakia
Hungary
U.S.A.
Singapore
Hong Kong
El Mobiliario Urbano
99,88 %
JCDecaux Portugal
0,15 %
ACM GmbH
JCDecaux Central Eastern Europe Hold.
30 %
58,5 %
Affichage Holding
JCDecaux Sverige
96,5 %
JCDecaux Belgium Pub
Maxivisio Oy
JCDecaux Slovakia SRO
Avenir Budapest Sarl
53 %
JCDecaux USA
JCDecaux Singapore Pty Ltd
75 %
JCDecaux y Sign SA
JCDecaux Stadtmobilierung GmbH
GEWISTA Werbegesellsch. GmbH
67 %
51 %
Xpomera AB
70%
ACM SA
53,57%
34,88%
JCDecaux Finland Oy
11,55 %
JCDecaux Luxembourg
Czech Republ.
96,2 %
JCDecaux Mestsky Mobil. Spol Sro
3,8 %
40%
60 %
Bulgaria
Brazil
0,001 %
JCDecaux DO BRASIL
Malaysia
Australia/Fiji
Avenir España
JCDecaux Deutschl. GmbH
25 %
Europlakat International Werbe Gmbh
49 %
Norway
Belgoposter SA
Avenir Praha
90 %
90 %
10 %
JCDecaux Street Furniture. Pty
R.E.D. Portuguesa
50,39 %
34,9 %
R.G.S.
Italy
JCDecaux Norge AS
20%
74 %
5%
61,15 %
Affichage Nouvel Essor SA
9,29 %
90,71 %
Argentina
JCDecaux Argentina
99,99 %
JCDecaux Australia Pty
IGP Decaux
20,48 %
11,86 %
JCDecaux Comunicazione Esterna
Denmark/Icel.
AFA JCDecaux
Poland
Thailand
Mexico
Netherlands
Publex BV
JCDecaux Neonlight Co Ltd
Japan
MCDecaux Inc.
JCDecaux Airport France
JCDecaux Publicité Lumineuse
Street Furniture
Billboard
Neonlight
Transport
Others
Holding company

General Information About our Company and its Share Capital

Information About the Company

In order to harmonise our by-laws (*statuts*) with the provisions of French Law n°2001-420 of May 15, 2001 (New Economic Regulations), we are asking our shareholders to amend Articles 9, 12, 13, 14, 16, 17, 18, 19, 21, and 23 of our statuts at the upcoming General Meeting of Shareholders.

The principal proposed changes to the *statuts* concern: identification of shareholders, holding multiple offices as a member of the Executive Board and Supervisory Board, removal of members of the Executive Board by the Supervisory Board, the use of videoconferencing for meetings of the Executive Board, the Supervisory Board, and Shareholders' Meetings, agreements subject to special approval.

Company Name and Registered Office

Company Name: JCDecaux SA

Registered Office: 17, rue Soyer
92200 Neuilly-sur-Seine
Tel.: (33) (0)1.30.79.79.69

Legal Form and Applicable Legislation

Our company is a corporation (*société anonyme à Directoire et Conseil de Surveillance*) organized under the laws of France.

Date of Formation and Term

Our company was registered with the Registry of Commerce and Companies (*Registre du Commerce et des Sociétés*) of Nanterre organised under the laws of France on June 5, 1975. Its term will expire on June 5, 2074, unless extended or dissolved prior to such date.

Corporate Purposes

Our corporate purposes, in France and abroad, are:

- the study, invention, development, manufacture, repair, assembly, leasing, and sale of all articles or equipment destined for industrial or commercial use, and especially the manufacture, assembly, maintenance, sale, and operation of all types of street furniture, advertising displays and other media, of any kind, and the performance of all services, including advisory and public relations services;

- directly or indirectly, transport of goods by public ways and leasing of vehicles for transport of such goods;

- advertising, marketing of advertising space on all types of street furniture, advertising displays, as well as any other media, including, without limitation, neon signs, façades, television, radio, the internet, and all other media, and the undertaking on behalf of third parties of all sales, leasing, display, installation, and maintenance of advertising displays and street furniture;

- management of investments in securities, particularly relating to advertising and especially display advertising, and use of its means to invest in securities, especially through acquisition of, or subscription for, shares, equity interests, bonds, bills and notes, or other securities issued by French or foreign companies and relating particularly to advertising; and more generally, engaging in any financial, commercial, business or real estate transactions which may be related, directly or indirectly to the corporate purposes, or likely to further or develop them.
  The company may organize a centralised treasury management system with all companies in which it has a direct or indirect equity interest, for the purpose of optimising its credit, such as by investing its surplus cash, in any manner permitted by law.

Registry of Commerce and Companies (*Registre du Commerce et des Sociétés*)

Our company is registered with the Registry of Commerce and Companies (*Registre du Commerce et des Sociétés*) of Nanterre under number 307 570 747.

Access to and Review of Legal Documents

All of our legal documents that are required to be made available to shareholders under applicable law may be reviewed at our registered office: 17, rue Soyer, 92200 Neuilly-sur-Seine.

Fiscal Year, Approval of Annual Financial Statements, and Management Report

Our fiscal year begins on January 1st and ends on December 31st of each year.

Allocation of Earnings

Our shareholders, after making any necessary credit to the legal reserve, may allocate any amount of net distributable income that they choose to retained earnings, or to any special reserve fund, or any other special or ordinary purpose. The remainder is to be shared among all shareholders, in proportion to their shareholding interest in the registered capital.

At the close of the ordinary general meeting of shareholders, held on March 23, 2001 to approve the financial statements for the fiscal year ended December 31, 2000, the legal reserve had been completely funded.

General Meetings of Shareholders

Shareholders' meetings are called and act within the terms and conditions provided by law. They may be held at our registered office, or at any other location in France.

Shareholders' meetings are open to all shareholders, regardless of the number of shares they own, as long as their shares have been paid for in full, to the extent that payment is due.

The right to be present, in person or by proxy, at a meeting of shareholders is subject to the shareholder being registered in a shareholder account maintained by us, or on our behalf, at least five business days before the date of the meeting. However, the Executive Board may, acting for all shareholders, reduce this time period.

As required under Article 136 of the French Decree of March 23, 1967, shareholders holding bearer shares must deposit such shares, their certificate of deposit, or their certificate of registration (*certificat d'immobilisation*) with an accredited intermediary account holder, as indicated in the notice of meeting, at least five full days prior to the date of the meeting.

Shareholders' meetings are chaired by the Chairman of the Supervisory Board, or, in his absence, by the Vice-Chairman of the Supervisory Board or, in his absence, by a member of the Supervisory Board specially delegated for such purpose by the Supervisory Board. Otherwise, the shareholders' meeting may elect its own chairman.

Requirements for Shareholdings Exceeding Certain Thresholds

Article 9 of our *statuts* provides, in particular, that any person or entity, acting alone or in concert with others, who becomes the owner, directly or indirectly through one or more entities the person or entity controls within the meaning of Article L. 233-3 of the *Code de Commerce* (previously Article 355-1 of the Law of July 24, 1966), of a number of shares representing 2% or more of our share capital or our voting rights, must notify us by registered mail, return receipt requested, within five trading days of the total number of shares and voting rights the person then owns, as well as of any securities convertible into shares or voting rights which may potentially be attached. The same notification provisions apply to each increase or decrease of more than 1% above such threshold.

Such notice must be given in addition to the notice required to be given by law relating to the crossing of various thresholds described in the next paragraph.

Under the *Code de Commerce* any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of our company, must notify the company by registered mail, return receipt requested within 15 calendar days of the date when its ownership crosses the threshold, of the number of shares that the individual or entity holds and its voting rights.

Any individual or entity that fails to comply with such notification requirements, upon the request at the general shareholders' meeting of one or more shareholders holding at least 5% of our share capital or voting rights, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders' meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements. We did not receive any notice that any such thresholds were crossed during 2001.

Information About the Share Capital

Changes in Share Capital and Voting Rights

Any change in our share capital or voting rights is subject to applicable law. Our statuts do not provide for any further restrictions.

Breakdown of Shareholding

The breakdown of our shareholding structure is set forth on page 124. No shares have double voting rights.

Intentions of Persons Controlling our Company

To our knowledge, our principal shareholders do not have any intention of selling any interests that they have in our company in connection with our stock repurchase program.

Messrs. Jean-Claude, Jean-Marie, Jean-François, Jean-Charles, and Jean-Sébastien Decaux, who together own 6,083,237 shares of our company, each undertook in connection with the listing of our shares on the *Premier Marché* of Euronext Paris, not to sell their shares for one year, i.e. until June 21, 2002.

Share Capital

The Extraordinary Meeting of Shareholders held on March 23, 2001, *authorized a capital increase in an amount of* €41,081 through the issuance of 2,694,700 new shares to pay for capital contributions to our company made in connection with the reorganization transactions described on pages 125 and 126. Following this shareholders' meeting, our share capital amounted to €2,727,043 divided into 178,882,164 shares.

Other capital increases and issues of subscription warrants approved by the Executive Board pursuant to the authority granted to it by the Extraordinary Shareholders' Meetings held on October 9, 2000, March 23, 2001, and April 11, 2001, were as follows:

Capital Increase Through Public Offering

The Extraordinary General Meeting of Shareholders held on March 23, 2001, gave the Executive Board all necessary authority to undertake a public offering of securities, with waiver of preferential subscription rights, up to an amount of €2.5 billion, and to take all actions necessary for the completion of such offering.

On May 30, 2001, the Executive Board approved, in connection with the public offering of our company, a capital increase in an amount of one billion euros (issue premium included), through issuance of new shares to be paid for in full at the time of issuance by cash or setoff against certain cash debts due and owing by our company. For the purpose of opening the period for accepting offers, the Executive Board established a price range of between 21 to €24.5 inclusive. This price range was later reduced to between €16.5 and €19.5 inclusive.

On June 21, 2001, the Executive Board, after the close of the period for accepting offers and after consulting with Goldman Sachs Paris Inc. et Cie., which acted in connection with the public offering, set the final public offering price for the new shares at €16.5 (or 108.20 French Francs), including issue premium.

This price was the result of a comparison of the supply of, and demand for, the shares made by investors, according to a technique known as book building ("*construction du livre d'ordres*").

As a consequence of the determination of the final issue price, our Executive Board on June, 21 2001 set the amount of our share capital increase at €699,999,993 (including issue premium) and issued 42,424,242 new shares, fully paid-in at the time of acquisition by payment in cash.

These new shares were issued and placed, in connection with the public offering in France (*Offre à Prix Ouvert*) and a global placement (*Placement Global d'actions*), as described in the final prospectus (*Prospectus définitif*) registered with the *Commission des Opérations de Bourse* on June 21, 2001, under visa No. 01-874.

Following the completion of this transaction, our share capital amounted to €3,373,796.87, divided into 221,306,406 shares. Subsequent variations in our share capital are set forth in the table on page 123.

Capital Increase Reserved to FCPE JCDecaux Développement

The Extraordinary Meetings of Shareholders held on October 9, 2000 and March 23, 2001, gave the Executive Board the necessary authority to issue shares reserved to FCPE JCDecaux Développement, without preferential subscription rights, up to a maximum amount of €15 million and to take all steps necessary for the completion of such issuance.

At a meeting held on May 30, 2001, the Executive Board, in connection with our initial public offering used this authority to approve in principle a plan for employees to acquire shares simultaneously with the initial public offering, the terms and conditions of which were described in a document describing the plan (*Plan d'Épargne Groupe*) dated August 2, 2000.

On June 21, 2001, the Executive Board, after expiration of the period for accepting offers, and after consulting Goldman Sachs Paris Inc. et Cie., which acted in connection with the initial public offering, set the final price for the issuance of the new shares reserved to FCPE JCDecaux Développement at €13.20, including issue premium.

Pursuant to the delegation of authority given by the Executive Board, the General Director authorised on June 28, 2001, a capital increase reserved to FCPE JCDecaux Développement amounting to €3,885,472.80, including issue premium, through the issue of 294,354 new shares, to be paid for in full in cash.

These new shares were issued and placed in connection with an offering reserved to employees of the company concurrently with the initial public offering, as described in the final prospectus (*prospectus définitif*) filed with the *Commission des Opérations de Bourse* on June 21, 2001, under No. 01-874.

In accordance with Article 157-2 of the French Law of July 24, 1966, our employees' interest in our share capital, through FCPE JCDecaux Développement, represents 0.13% of our share capital.

Following the completion of this transaction, our share capital amounted to €3,378,284.27 divided into 221,600,760 shares.

Issue of Stock Warrants

At an Extraordinary Meeting of Shareholders held on April 11, 2001, the Executive Board was given full authority to issue, for the benefit of Goldman Sachs Paris Inc. et Cie, on one or more occasions, and no later than June 30, 2001 inclusive, a maximum of 15,000,000 warrants to subscribe for shares of our company, at a price of €0.001 per warrant, each warrant carrying the right to acquire one share, for a maximum of 15,000,000 new shares, with waiver of preferential rights.

On June 21, 2001, the Executive Board, in connection with our Company's initial public offering, exercised this authority to issue 9,090,909 warrants, which were subscribed to by the Goldman Sachs Paris Inc. et Cie.

These warrants were issued in connection with an over-allotment option granted in connection with the initial public offering, as described in the final prospectus (*prospectus définitif*) filed with the *Commission des opérations de Bourse* on June 21, 2001, under visa No. 01-874. They were exercisable at the introduction price until July 21, 2001.

Goldman Sachs Paris Inc. et Cie has not exercised any of these warrants. As a result, these stock warrants can no longer be converted into shares of our company.

***On December 31, 2001, our Company's share capital was* 3,378,284.27 euros.**

The Extraordinary Meeting of Shareholders held on March 23, 2001, also authorized the Executive Board:

- for a period of 5 years, to issue bonds up to a total amount of €1 billion; the Executive Board did not exercise this authority during the fiscal year just ended;
- for a period of 3 years, to grant stock options to employees of our company, including its French and foreign subsidiaries, granting them the right to acquire up to 5,366,465 shares; the Executive Board granted 4,103,704 options to employees of our company, including its subsidiaries, during the fiscal year just ended; the principal terms and conditions of such options are set forth in the table below;

- until the Shareholders' Meeting to be held on May 23, 2002, to approve capital increases in connection with a public exchange offer for our company or other exchange of securities; the Executive Board did not exercise this authority during the fiscal year just ended;
- until the Shareholders' Meeting to be held on May 23, 2002, to repurchase our company's shares on the market up to a limit of €250 million and cancel the shares so acquired; the Executive Board did not exercise this authority during the fiscal year just ended.

Stock Buy-back Program

The General Shareholders' Meeting to be held on May 23, 2002 will be asked to authorize a stock buy-back program, structured in accordance with the provisions of Article L. 225-209 *et seq.* of the *Code de Commerce*, to replace the buy-back program authorized by the General Shareholders' Meeting of May 23, 2001, which we have never made use of.

The purposes of this stock buy-back program would be, in order of priority:

- to purchase shares according to market conditions,

or, in particular:

- to stabilise the stock price through systematic intervention against the trend on the market; or
- to grant stock options to our corporate officers and employees and/or to corporate officers and employees of our Group; or
- to grant shares to employees through an employee profit-sharing program or savings plan;
- to deliver shares (as exchange, payment or otherwise) in the context of external growth transactions; or
- to deliver shares in the context of the exercise of rights attached to securities entitling the holder, through reimbursement, conversion, exchange, presentation of a warrant or otherwise to our shares; or
- to implement an asset and financial management policy including keeping such shares, assigning them and also transferring them; or
- if necessary, to cancel all or part of our shares, subject to approval by the Extraordinary Shareholders' Meeting of the seventh resolution and under the terms indicated therein.

This buy-back program will be the purpose of a prospectus submitted to the *Commission des Opérations de Bourse* for a visa.

Outstanding Authorizations for Issuance of Securities

Nature of Instrument	Date of Shareholder's Meeting	Amount authorized in Euros	Amount issued in Euros	Residual amount in Euros	Expiration date of authorization
Bonds	March 23, 2001	1 billion	none	1 billion	March 22, 2006
Securities granting rights to share capital	March 23, 2001	2.5 billion	699,999,993	1.8 billion	May 22, 2003
New shares reserved for FCPE JCDecaux Développement	March 23, 2001	15 million	3,885,472	11.1 million	March 22, 2006

The General and Extraordinary Shareholders' Meeting will be asked to renew these authorizations by up to 2 billion euros for the issuance of bonds, 2.5 billion euros for the issuance of securities granting rights to share capital with maintenance or suppression of preferential subscription rights and up to 15 million euros for capital increases reserved for employees.

Information Regarding Potential Dilution of the Share Capital of the Company

Potentially dilutive instruments	Issue date	Exercise price in Euros	Discount/ Premium in Euros	Identity of the holder	Number of instruments issued	Exercise period
Employee stock options (each option grants the right to the purchase of one share)	June 21, 2001	16.50	0	Personnel of the Company, its subsidiaries and JCDecaux Holding	3,283,684	From June 21, 2002 for 1/3 From June 21, 2003 for 1/3 From June 21, 2004 for 1/3
	July 20, 2001	15.46	(1.04)		479,024	From July 20, 2002 for 1/3 From July 20, 2003 for 1/3 From July 20, 2004 for 1/3
	December 14, 2001	11.12	(5.38)		340,996	From December 14, 2002 for 1/3 From December 14, 2003 for 1/3 From December 14, 2004 for 1/3
Total					**4,103,704**	

There are no other securities giving, immediately or in the future, access to capital, except for the stock options mentioned above.

If these options were exercised in full, the employees of the Company, its subsidiaries and of JCDecaux Holding would hold 1.8% of the shares of the Company.

Summary of Principal Terms of our Stock Options Outstanding in 2001

	Plan
Date of the Extraordinary Shareholders' Meeting authorizing the option plan	March 23, 2001
Dates of Executive Board Meetings granting options	June 21, July 20, and December 14, 2001
Number of beneficiaries	6,254
Types of options	Stock Options
Total shares granted under options	4,103,704
Criteria for Exercising Options	**Beneficiaries under an Employment Agreement with a French company:** ◦ no option may be exercised before the first anniversary of the date of the Executive Board Meeting granting the options; ◦ each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board Meeting granting such options. A holding period of three years applies to shares so acquired; ◦ each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board Meeting granting such options. A holding period of two years applies to shares so acquired; ◦ each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board Meeting granting the options. A holding period of one year applies to shares so acquired. **Beneficiaries under an Employment Agreement with a foreign company:** ◦ no option may be exercised before to the first anniversary of the Executive Board's decision granting the options; ◦ each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board's decision granting such options; ◦ each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board's decision granting such options; ◦ each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board's decision granting such options.
Expiration Date	7 years from the date of grant
Exercise price of the shares for options granted on June 21, 2001	16.5 euros
Exercise price of the shares for options granted on July 20, 2001	15.46 euros
Exercise price of the shares for options granted on December 14, 2001	11.12 euros
Number of shares acquired as at December 31, 2001 in connection with these plans	0

Evolution of Share Capital Since the Formation of JCDecaux SA

Date	Transaction	Number of shares issued	Paid-in capital of capital increase in Euros	Issue premium per share in Euros	Total amount of issue premium in Euros	Resulting share capital in Euros	Cumulative number of shares	Par value in Euros
June 5, 1975	Formation	120,000	1,829,388.21	–	–	1,829,388.21	120,000	15.2449
June 30, 1994	Capital increase [1]	50,957	776,834.46	1,611.38	82,111,277.72	2,606,222.66	170,957	15.2449
June 20, 2000	Conversion of share capital into euros	–	–	–	–	2,606,223	170,957	15.2449 [2]
October 9, 2000	Stock split (10 to 1)	170,786,043	–	–	–	2,606,223	170,957,000	[2]
October 11, 2000	Capital increase to pay for capital contributions of Media Communication Publicité Extérieure	7,000	107.00	27.32	191,244.09	2,606,330	170,964,000	[2]
October 11, 2000	Capital increase to pay for capital contributions of shares of subsidiaries	5,223,464	79,631.19	30.99	161,869,516.01	2,685,961.19	176,187,464	[2]
October 11, 2000	Capital increase through capitalisation of reserves	–	0.81	–	–	2,685,962	176,187,464	[2]
March 23, 2001	Capital increase to pay for capital contributions of RPMU and JCDS	2,694,700	41,081.00	56.97	153,530,088.60	2,727,043	178,882,164	[2]
June 21, 2001	Capital increase resulting from initial public offering	42,424,242	646,753.87	16.485	699,353,239.13	3,373,796.87	221,306,406	[2]
June 28, 2001	Capital increase reserved to employees (PEG)	294,354	4,487.40	13.185	3,880,985.40	3,378,284.27	221,600,760	[2]

(1) The capital increase on June 30, 1994, resulted from a contribution of shares by JCDecaux Holding, the Decaux Family, and the Vivendi group for the purpose of simplifying the organization of the Group.

(2) At the time of conversion of the share capital into euros, the reference to a par value in our statuts *was eliminated.*

Current Breakdown of Share Capital and Voting Rights

Shareholders of the Company as of December 31, 2001:

Shareholders	Number of Shares	Percentage of share capital and voting rights
JCDecaux Holding	154,062,745 (1)	69.52
Public	61,115,119	27.579
Jean-François Decaux	2,436,179	1.099
Jean-Charles Decaux	2,066,210	0.932
Jean-Sébastien Decaux	858,324	0.387
Jean-Marie Decaux	571,886	0.258
Employees	294,354	0.133
Jean-Pierre Decaux	142,463	0.064
Robert Caudron	23,670	0.011
Annick Piraud	18,572	0.008
Jean-Claude Decaux	8,175	0.004
Danielle Decaux	3,059	0.001
Pierre-Alain Pariente	2	—
Christian Blanc	2	—
Total	**221,600,760**	**100**

(1) 14,235,808 shares owned by JCDecaux Holding are pledged to BNP Paribas to secure the counter-guaranty of JCDecaux Holding given in connection with our acquisition of Gewista in Austria.

None of our shares are currently held by our company or any of our controlled subsidiaries.

To our knowledge, there are no shareholders' agreements among the shareholders described above that relate to the interests that they own in our Company, and there is no shareholder, other than JCDecaux Holding which holds more than 5% of the shares of our Company.

Companies Which Own a Controlling Interest in our Company

Our principal shareholder is JCDecaux Holding (formerly JCDecaux International), which is majority-owned by the Decaux family and whose corporate purpose is principally to own investments in other companies. As of December 31, 2001, JCDecaux Holding share capital was owned as follows:

Shareholders	Number of Shares	
	Shares Owned with Full Legal Title	Shares Owned with Limited Legal Title (nue-propriété)
Jean-Claude Decaux	30	—
Jean-François Decaux	220,935	429,000 (1)
Jean-Charles Decaux	45,435	604,500 (1)
Jean-Sébastien Decaux	45,435	604,500 (1)
Jean-Pierre Decaux	65	—
Robert Caudron	65	—
Danielle Decaux	35	—
Sous-total	312,000	1,638,000
Total	**1,950,000**	

(1) Jean-Claude Decaux has beneficial ownership (usufruit) of these shares.

Information Regarding Changes to Share Capital in the Last 3 Years

Identity of Shareholder	Quality of Shareholder	% of capital held before the transaction	Date of the transaction	Nature of the transaction	Number of shares acquired	Unit price of the acquired shares (in euros)	% of capital acquired	% of capital after transaction
JCDecaux Holding	Shareholder described on page 124	92	07/31/1999	Sale by Société Nouvelle d'Investissements et de Gestion	10,369,000	2.496	6.06	98.06
JCDecaux Holding	Shareholder described on page 124		10/11/2000	Absorption of the company MCPE	7,000	27.33	N/A	
JCDecaux Holding	Shareholder described on page 124		10/11/2000	Contribution of securities held by subsidiaries	2,167,552	31	1.2	
Mr. Robert Caudron			10/11/2000	Contribution of securities held by subsidiaries	1,670	31	N/A	
Mr. Jean-Claude Decaux			10/11/2000	Contribution of securities held by subsidiaries	6,175	31	N/A	
Mr. Jean-Pierre Decaux			10/11/2000	Contribution of securities held by subsidiaries	760,037	31	N/A	
Mr. Jean-Charles Decaux			10/11/2000	Contribution of securities held by subsidiaries	736,510	31	N/A	
Mr. Jean-François Decaux			10/11/2000	Contribution of securities held by subsidiaries	798,979	31	N/A	
Mr. Jean-Sébastien Decaux			10/11/2000	Contribution of securities held by subsidiaries	159,024	31	N/A	
Ms. Danielle Decaux			10/11/2000	Contribution of securities held by subsidiaries	3,059	31	N/A	
Mr. Jean-Marie Decaux			10/11/2000	Contribution of securities held by subsidiaries	571,886	31	N/A	
Ms. Annick Piraud			10/11/2000	Contribution of securities held by subsidiaries	18,572	31	N/A	
JCDecaux Holding	Shareholder described on page 124	96.389	03/23/2001	Absorption of RPMU and of JCDecaux Services	2,268,500	56.98	(1.452)	94.937
Mr. Jean-François Decaux			03/23/2001	Absorption of RPMU and of JCDecaux Services	156,200	56.98	N/A	
Mr. Jean-Charles Decaux			03/23/2001	Absorption of RPMU and of JCDecaux Services	129,700	56.98	N/A	
Mr. Jean-Pierre Decaux			03/23/2001	Absorption of RPMU and of JCDecaux Services	41,000	56.98	N/A	
Mr. Jean-Sébastien Decaux			03/23/2001	Absorption of RPMU and of JCDecaux Services	99,300	56.98	N/A	
Public		0	06/21/2001	Sale of 18,030,303 shares by JCDecaux Holding Issuance of 42,424,242 new shares Sale of 151,515 shares by Mr. Jean-Pierre Decaux		16.50	27.579	27.579

Organization of our Group

Our simplified organizational chart for the companies that we owned as at December 31, 2001 (after the legal reorganization and acquisition transactions described below), including the percentage of our ownership of the share capital and voting rights, is set forth on page 114.

In anticipation of our initial public offering and to simplify our organizational structure, we undertook a five step legal reorganization of our group.

In the first step, JCDecaux Mobilier Urbain (formerly JCDecaux) acquired Société Fermière des Colonnes Morris (SFCM) and

Société d'Entreprise Générale (SEG), the share capital of which was majority-owned by our Company.

During the second step, Avenir acquired EPB (which itself owns 100% of VAEP SARL), Métropole, Christian Dufour Communication, Médiapole, CFPO (which itself owns 100% of Grand Lyon Palissades), Sopremo, and Visuel SARL. During the third step, our company acquired MCPE.

These initial three steps of the reorganization were approved by shareholders' meetings of the various companies held on October 11, 2000.

In addition, the shares of JCDecaux Mobilier Urbain, SOPACT, SOMUPI, SEMUP, DPE, Purbe, JCDecaux Belgique Publicité, Abribus City Media, El Mobiliaro Urbano, Maximédia Oy, JCDecaux Luxembourg, JCDecaux Portugal, and JCDecaux UK were contributed to our company in the form of an asset contribution. In the fourth step, our company acquired RPMU and JCDecaux Services. These transactions were approved by Shareholders' Meetings of the various companies held on March 23, 2001, with legal effect as of April 1, 2001, and a retroactive accounting effect as of January 1, 2001.

Finally, in the fifth step, our company acquired JCDecaux Communication (T) in a simplified merger transaction approved by a Meeting of our Shareholders held on April 11, 2001.

In January 2001, we acquired 100% control of the Finnish company Maximedia. At that time, Maximedia changed its name to "JCDecaux Finland".

In March 2001, JCDecaux SA directly acquired 50.30% of the share capital of the Portuguese company R.E.D. Portuguesa Publicidade Exterior. We thus own, directly or indirectly, 85% of that company's share capital.

In addition, and in connection with that transaction, we acquired the 55% interest owned by the sellers in a Portuguese company called Placa, thereby increasing our interest in Placa to 100%.

In Spain, in March 2001 we acquired 49% of the shares of Planigrama.

In June 2001, we contributed our current interest in the Suisse company Affichage Holding in exchange for a 58.5% interest in JCDecaux CEE, which holds a 67% interest in the Austrian company Gewista. In August 2001, we created a 50/50 joint venture in Mexico with Unidad de Diseno y Comunicacion SA.

In November 2001, we contributed the shares that we held in our subsidiary JCDecaux Comunicazione Esterna to IGP (Italy) and received in return 32.34% of the shares and voting rights in the merged entity. IGP changed its name to "IGP Decaux". Through this transaction we became the leading outdoor advertising group in Italy.

In December 2001, we acquired 11.1% of Wall AG, which is located in Germany and is majority-owned by Messrs. Hans Wall and Daniel Wall. This company also has operations in the Netherlands, Turkey, Russia, and Poland, as well as in the USA (Wall USA and Wall Chicago).

In December 2001, we sold our Swiss subsidiary Inflight Media Marketing following the non-renewal of advertising agreements between RCI and Air France.

The list of companies controlled by our company is attached as note 6.2 to the consolidated financial statements included in page 81.

None of these companies owns any shares in JCDecaux SA.

Dividends

Dividend Distribution Policy

During the last three years we have made the following dividend distributions:

	Prior to conversion of share capital into euros and division of the par value				After conversion of the share capital into euros and division of the par value [1]			
Fiscal year during which the dividend distribution occurred	Dividend per share without tax credit		Dividend per share after tax credit [2]		Dividend per share without tax credit		Dividend per share with tax credit [2]	
	Francs	Euros	Francs	Euros	Francs	Euros	Francs	Euros
1998	—	—	—	—	—	—	—	—
1999	930	141.77	1,348.5	205.58	0.90	0.138	1.31	0.20
2000	—	—	—	—	—	—	—	—

(1) Before the capital increase on March 23, 2001, made in connection with the contribution of the shares of certain subsidiaries, i.e., on the basis of 176,187,464 shares.

(2) Since January 1, 1999, the rate of the tax credit (avoir fiscal) *has been 45%.*

As we intend to pursue a dynamic growth policy based on the re-investment of earnings that we generate, we do not presently intend to pay a dividend in the near future.

Limitations Period

Unclaimed dividends are paid to the French state after five years from their payment date.

Market for our Shares

Trading History of JCDecaux Shares (code 7791)

	Highest price in Euros	Lowest price in Euros	Closing price in Euros	Monthly trading volume
2001				
June	16.80	15.75	15.80	24,481,194[1]
July	16.13	13.50	13.64	8,197,780
August	14.50	12.91	13.30	5,307,624
September	13.00	6.20	8.55	9,276,363
October	10.25	8.50	8.50	5,868,784
November	11.70	8.27	10.68	4,372,761
December	12.55	10.25	12.55	1,734,893
2002				
January	13.05	11.75	12.40	5,781,412
February	12.20	10.20	11.06	4,896,854
March	13.75	11.55	13.30	4,539,643

Source: Bloomberg

(1) Includes a number of significant trades that occurred during the first week of trading following the initial listing of the shares.

Information Regarding Corporate Governance Bodies

Management Compensation

Compensation and other Benefits Paid to Members of our Executive and Supervisory Boards during the Fiscal Year Just Ended

The amount of compensation and other benefits paid to each of our officers by JCDecaux SA and other companies in our consolidated group for the fiscal year ended December 31, 2001, was as follows:

Members of Executive Board

Jean-François Decaux

In Euros	Salary	Bonus and Profit Sharing	Life Insurance and other
JCDecaux SA	458,000	229,000	24,200
Foreign subsidiaries	435,320	241,200	1,830

Jean-François Decaux also benefits from the use of business vehicles in the principal countries in which he directly manages our operations.

Jean-Charles Decaux

In Euros	Salary	Bonus and Profit Sharing	Life Insurance and other
JCDecaux SA	458,000	259,000	22,600
Foreign subsidiaries	369,000	228,000	18,200

Jean-Charles Decaux also benefits from the use of business vehicles in the principal countries in which he directly manages our operations.

Robert Caudron

In Euros	Salary	Bonus and Profit Sharing	Life Insurance and other
JCDecaux SA	267,000		118,080
Foreign subsidiaries	120,490		52,370

During the financial year, 5,000 stock options were granted to Robert Caudron. He also benefits from the use of a business vehicle.

Gérard Degonse

In Euros	Salary	Bonus and Profit Sharing	Life Insurance and other
JCDecaux SA	229,000	38,000	
Foreign subsidiaries	40,200		

During the financial year, 47,732 stock options were granted to Gérard Degonse. He also benefits from the use of a business vehicle.

Jeremy Male

In Euros	Salary	Bonus and Profit Sharing	Life Insurance and other
Foreign subsidiaries	643,200	241,200	97,120

During the financial year, 198,187 stock options were granted to Jeremy Male. He also benefits from the use of a business vehicle.

Members of Supervisory Board

We paid €67,078 in directors' fees during the fiscal year ended December 31, 2001 divided as follows:

In Euros	
Jean-Pierre Decaux	18,294
Pierre-Alain Pariente	24,392
Christian Blanc	24,392

Jean-Claude Decaux waived his director's fee in consideration of his other responsibilities, and received €45,735 in consideration of his functions as Chief Executive Officer of Sopact.

Jean-Pierre Decaux received €68,000 in salary in the context of an employment contract that he held with us until June 19, 2001. We contributed an amount of €25,000 to his life insurance and he also benefited from the use of a business vehicle. He received a one time severance payment of €735,200 upon the termination of his employment contract in June 2001.

Shares Owned by our Directors

As of December 31, 2001, the members of the Executive Board and Supervisory Board together owned 4,676,701 shares of our company (representing approximately 2.11% of the total share capital and voting rights).

As of December 31, 2001, the members of the Executive Board and Supervisory Board together owned 1,300,030 shares of JCDecaux Holding (representing approximately 67% of the total share capital and voting rights).

Total Number of Stock Options Granted to our Directors

The stock options granted to members of our Executive and Supervisory Boards are set forth in the Special Report of the Executive Board on page 131 of this document.

Other Information

Proposed Resolutions for the Shareholders' Meeting

We ask that you:

- approve the corporate and consolidated accounts for 2001 as they have been presented to you,
- approve the agreements described in Article L. 225-86 of the *Code de Commerce*, made with companies that have directors in common with our company, or made with shareholders who own, directly or indirectly, more than 5% of our share capital and which have been properly approved by our Supervisory Board during the year just ended, by adopting the second and third resolutions.
  Our statutory auditors have been informed of these related party agreements, which are discussed in their special report.
- approve an assignment of earnings to the legal reserve in the amount of €65,124 and to reinvest €17,143,833 by adopting the fourth resolution,
- take note of the amount of expenditures and charges made pursuant 39-4, by adopting the fifth resolution,
- authorize the Executive Board to institute, as necessary, a program permitting the company to repurchase its own shares, by adopting the seventh resolution.

The Ordinary Shareholders' Meeting held on March 23, 2001, authorized the Executive Board to implement a share repurchase program, if necessary, to regulate market prices, to provide shares to our employees and officers, to provide us with shares to exchange in the context of acquisitions, to optimise our financial and capital allocation, or to improve our net profit per share by cancelling such shares. This authority expires upon the meeting of shareholders to approve the financial statements for the fiscal year ended December 31, 2001, and, in any event, may not last longer than eighteen months.

Our Executive Board did not exercise its authority to repurchase our shares during the fiscal year just ended. We will ask the Shareholders' Meeting to renew to the Executive Board's authority until the meeting of shareholders to approve the financial statements for the fiscal year ending December 31, 2002, without, in any event, lasting longer than eighteen months, the essential terms and conditions of this authorization are the following:

- the total amount to be used to repurchase our shares shall be €1,377.47 million;
- the maximum number of shares we may repurchase or hold at any time, may not exceed 10 % of our registered share capital (i.e. for information only, as at December 31, 2001, 22,160,076 shares);
- the maximum price paid per share shall be €62.16 (or the equivalent of this amount on the same date in any other currency);
- the minimum price paid per shall be equal to €8.25 (or the equivalent of this amount on the same date in any other currency).

The authorization granted to the Executive Board shall include the ability to subdelegate and to execute this decision by making, in particular, all trading requests and completing all formalities and declarations.

- authorize the Executive Board, for a period of 26 months, to issue bonds or other debt securities in a maximum amount of €2 billion and to adopt the eighth resolution,
- approve a resolution relating specifically to stock options in the US.
  U.S. law relating to stock options requires our Shareholders' meeting to ratify the number of stock options granted to the Executive Board our employees who are located in the United States. In this respect, pursuant to the authority granted at the Extraordinary General Meeting of Shareholders held on March 23, 2001, the Executive Board granted 188,219 options to employees located in the United States, and asks that you adopt the sixth resolution.
  The resolutions that we will propose for your approval during the extraordinary shareholders' meeting will be provided to you in a separate document.

Report of the Executive Board on Stock Options

In accordance with the provisions of Article L. 225-184 of the *Code de Commerce*, the Executive Board provides this report on stock options granted and exercised in 2001.

Stock Options Granted to Corporate Officers

Name	Position	Number of stock options granted in June 2001	Number of stock options granted in July 2001	Number of stock options granted in December 2001	Total number of stock options
Subscription price per share in Euros		16.5	15.46	11.12	
Jean-François Decaux	Chairman & Co-Chief Executive Officer	-		-	-
Jean-Charles Decaux	Co-Chief Executive Officer	-		-	-
Robert Caudron	Chief Operating Officer	-		5,000	5,000
Gérard Degonse	Chief Financial Officer	42,732		5,000	47,732
Jeremy Male	Chief Executive Officer North and East Europe	75,065	3,122	120,000	198,187
Total					**250,919**

No options on the Company's shares given to the Supervisory Board.

Stock Options Granted to the Ten Employees Holding the Highest Number of Options

Name	Position	Number of stock options granted in June 2001	Number of stock options granted in December 2001	Total number of stock options
Subscription price per share in Euros		16.5	11.12	
Gaël Blanchard	Sales & Marketing Managing Director	19,293	5,000	24,293
Jean-Pierre Serrus	Managing Director of Avenir	18,017	5,000	23,017
Michel Lamboley	Deputy Managing Director - Finance	16,631	5,000	21,631
Isabelle Schlumberger	Chief Executive Officer of JCDecaux Airport	16,631	5,000	21,631
Philippe Ertlé	Corporate Human Resources Director	15,015	-	15,015
Stéphane Prigent	Deputy Managing Director - International Control	14,552	5,000	19,552
Bertrand Kientz	Corporate Information Systems Director	11,088	5,000	16,088
Emmanuel Russel	Vice-Pdt & Business Development Director	11,088	5,000	16,088
Xavier Hubert	Industrial Operations Director	9,240	5,000	14,240
Patrick Gourdeau	Legal Director	6,930	5,000	11,930
Total				**183,485**

None of the persons listed above have subscribed for or purchased shares through the exercise of one or more stock options.

Persons Responsible for Preparing this Document and Financial Statements

Persons Responsible for the Annual Report *(Document de Référence)*

Mr. Jean-Francois Decaux, Chairman of the Executive Board of JCDecaux SA *(Président du Directoire)*.

Attestation of the Person Responsible For the Annual Report

To our knowledge, the information in this Annual Report is accurate; it includes all information necessary for investors to assess the assets, business, financial conditions, results of operations and prospects of JCDecaux SA, as well as the rights attached to the securities offered; this information does not contain any material errors or omissions.

Jean-François Decaux
Chairman of the Executive Board

Person Responsible for Investor Information

- Cécile Prévot
  Manager of Investor Relations
  and Financial Communications
  Telephone: (33) (0)1.30.79.79.79
  Facsimile: (33) (0)1.30.79.77.91

Persons Responsible for Financial Statements

Principal Statutory Auditors

- Barbier Frinault & Autres
  41, rue Ybry
  92200 Neuilly-sur-Seine

  represented by Mr. Patrick Malvoisin, appointed on June 20, 2000, and expiring at the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

- Fiduciaire Révisunion
  169, boulevard Malesherbes
  75017 Paris

  represented by Messrs. Yves Floury and Claude Chezaud, appointed on April 25, 1980 (Mr. Yves Floury, however, has acted as our statutory auditor since we commenced doing business), renewed on June 20, 2000, and expiring at the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

Alternate Statutory Auditors

- Mr. Christian Thelier
  141, avenue de Wagram
  75017 Paris

  His appointment will be proposed at the Shareholders' Meeting of May 23, 2002.

- Mr. Maxime Petiet
  41, rue Ybry
  92200 Neuilly-sur-Seine

  appointed on June 20, 2000, and expiring at the Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

Statutory Auditors' Statement

(Translated from French)

In our capacity as statutory auditors of JCDecaux SA and according to the rule No. 98-01 of *Commission des Opérations de Bourse*, we have verified in accordance with French professional standards the information on the financial position and the historical accounts contained in the *Document de Référence*.

This *Document de Référence* has been prepared under the responsibility of the company's management. Our responsibility is to report on the fairness of the financial and accounting information included in this *Document de Référence* with respect to the financial position and the financial statements of JCDecaux SA. Our procedures, which were performed in accordance with French professional standards, consisted in assessing the fairness of the information about the financial position and the financial statements, and verifying that this information agrees with the audited financial statements. These procedures also included reading the other data contained in this *Document de Référence* in order to identify any material inconsistencies with the information about the financial position and the financial statements, and reporting any incorrect information that came to our attention, based on our overall knowledge of the Company derived from our assignment. When reading individual prospective data prepared according to a specific process, we took into account the assumptions made by management and the amounts obtained.

We have also audited the annual accounts and the consolidated financial statements of JCDecaux SA for the years 1999, 2000 and 2001. Our audits were performed in accordance with auditing standards generally accepted in France and we have expressed unqualified audit opinions on such annual accounts and consolidated financial statements.

Based on the procedures described above, we have nothing to report concerning the fairness of the information relating to the financial position and the financial statements included in this *Document de Référence.*

April 22, 2002

The Statutory Auditors

Barbier Frinault & Autres

Patrick Malvoisin

Statutory Auditors

Membre de la Compagnie de Versailles

41, rue Ybry

92576 Neuilly-sur-Seine Cedex

Fiduciaire Révisunion

Yves Floury - Claude Chezaud

Statutory Auditors

Membre de la Compagnie de Paris

169, boulevard Malesherbes

75017 Paris

Design: Publicis Consultants·Ecocom
133, avenue des Champs Élysées – 75380 Paris Cedex 08
Tel.: +33 (0) 1 44 43 71 00 – RCS Paris B 379 765 910
Photography: Marc Augé/Clément Ledermann/Isabelle Levy/X.

JCDecaux's Corporate Finance Division
JCDecaux SA
A public limited corporation with an Executive Board and Supervisory Board
Registred capital of 3,378,284.27 euros
17, rue Soyer
92200 Neuilly-sur-Seine - France
RCS: 307 570 747 Nanterre

JCDecaux

showcasing the world

Annual Report 2001


Dior
La Tribune

JCDecaux

showcasing the world



Annual Report

Introduction

2001 : A year of global development

Overview of the Group


L'OREAL

N° 1 worldwide in street furniture

N° 1 worldwide in airport advertising

N° 1 in Europe in billboard

580,000 advertising panels

Present in 39 countries

and in more than 3,300 cities (of more than 10,000 inhabitants)



JCDecaux is a world leader in outdoor advertising and the largest outdoor operator in Europe. From the Champs-Elysées to Notting Hill, from Chicago to Sydney, from Hong Kong to Santiago, JCDecaux reaches more than 150 million people throughout the world everyday.

JCDecaux's products are the industry benchmark in terms of quality, design, functionality and advertising efficiency. The quality of the Group's product offer to cities, airport and railway authorities as well as advertisers is acknowledged worldwide.

The Group's strategy is to focus on growing the business by winning new contracts, developing new products and *acquiring complementary businesses that* will strengthen JCDecaux's position as a leader in outdoor advertising.



a



Dear Shareholder,

What a time we have had since we installed our first bus shelter in Lyon in 1964! Now the worldwide leader in street furniture and airport advertising, we also rank among the top three outdoor advertising companies worldwide and are the largest operator in Europe.

The outdoor advertising market is becoming increasingly global and as a result outdoor advertising companies increasingly require global scale to compete. For us, globalisation represents a great opportunity. To succeed, we will need to build on our existing strengths to grow the business both organically and through strategic partnerships and acquisitions.

In 2001, our public listing on the Premier Marché of Euronext Paris on 21 June marked a milestone in the history of the Group. I would like to thank the many institutional investors, both in France and abroad, as well as over 20,000 individuals and employees who participated in the offer, for demonstrating their confidence in us and giving us the means to pursue our growth strategy.

decisive step





On 2 November 2001, the city of Chicago awarded JCDecaux its 20 year street furniture contract.

Despite the strong decline in the advertising sector in 2001, the Group continued to strengthen its leading position in the outdoor advertising market. The contracts that we won in Europe, the United States, Asia and South America once again demonstrated our competitiveness on a global scale.

The combination of the expertise and energy of our staff, coupled with the trust that our clients and local authorities have in the Group make us stronger every day. We owe this strength to the values that we have built the business around: quality, customer service, integrity and professionalism, as well as respect for the urban environment and its heritage.

In 2002, we plan to focus on integrating all of the recently acquired businesses into the Group, exploiting the synergies between our three principal business activities and improving the Group's efficiency and profitability. This year will include a lot of new projects and challenges. Together, I believe that we have the talent, energy and ambition needed to succeed.

Jean-Claude Decaux
Founder and Chairman
of the Supervisory Board

Giving us the means



Worldwide headquarters - Plaisir, France.



Jean-François Decaux
Chairman of the Executive Board and Co-Chief Executive Officer

Could you describe the recent trends in the outdoor advertising market?

J.F. Decaux: Outdoor advertising derives its strength from its ability to reach vast numbers of people with simple visual images - a photograph, a logo, a trademark - which can easily communicate a message to a target market, as opposed to television and radio, where audiences are fragmented by the double effect of the diversity of program offerings and the growing number of channels. The growth of street furniture and the modernisation of billboards are making outdoor advertising more and more effective. For these reasons, outdoor advertising has been gaining market share against television and radio, print and other media in recent years.
In 2001 this trend continued: in a recessionary advertising environment the outdoor advertising market declined by 2.5%, outperforming the advertising market as a whole, which fell by more than 5%.

J.Ch. Decaux: The outdoor advertising market is also undergoing consolidation on a worldwide basis. This consolidation has resulted in a more effective range of outdoor advertising products, thanks to better quality panels and greater flexibility in the service options offered to advertisers when planning their campaigns. With the acquisition of Avenir in 1999, we diversified our business to include billboard and transport advertising, which allowed us to offer our advertising clients wider and more comprehensive coverage. We are also able to tailor a network of panels to meet the specific needs of each campaign.

Given the current outdoor market environment, what is your strategy?

J.F. Decaux: Our strategy is to extend and strengthen our worldwide advertising network and to capitalise on the strong growth in outdoor advertising and street furniture, particularly in Europe. To achieve this, we will focus on two areas, as we have done for the last 15 years, generating sustained organic growth and making complementary acquisitions and strategic partnerships. The acquisition of Avenir is a good example of this strategy. Having successfully merged JCDecaux and Avenir, we are now developing the assets of these two advertising networks in France and abroad. We will also continue to monitor our cost closely. In response to the difficult advertising market environment in 2001 we initiated a cost reduction program, which should generate cost savings of €20 million in 2002. Finally we have strengthened our management teams to better support future growth.



World premiere: 18 m² back-illuminated scrolling panel using paper posters.

to achieve our goals



Northern European headquarters-London, United Kingdom.



Jean-Charles Decaux
Co-Chief Executive Officer

How would you summarise 2001?

J.F. Decaux: 2001 was an exceptional year in the development of the business. In June, we successfully completed our flotation on the Paris stock exchange, providing a flexible platform for future growth.


IVENCHY
π
BEYOND INFINITY.

We continued to win new street furniture contracts, including two - Los Angeles and Chicago - of the largest contracts ever awarded. We also maintained our strong renewal rate for contracts that were due to expire in 2001. These successes confirm our international competitiveness as well as the strength of our street furniture business, which made the Group more resilient to the slowing advertising market than other media companies. While the difficult advertising environment impacted our financial performance in 2001, I am confident that the improvements that we have made to our advertising network, coupled with the cost cutting initiatives that we undertook, will drive future growth and generate substantial value for shareholders.

Why did you undertake the initial public offering?

J.F. Decaux: The purpose of the IPO was to raise capital and give us an "acquisition currency" to allow the Group to pursue its strategy of growing both organically and through complementary acquisitions. We achieved this goal, raising €700 million on 21 June 2001, in spite of difficult market conditions. We now have the necessary resources to win new contracts and further consolidate the outdoor advertising market, especially in Europe. Finally, we wanted to give all of our employees a chance to participate in the Group's future growth. This has now been achieved through various employee share ownership programs.

What are the principal drivers of the Group's growth?

J.Ch. Decaux: The Group's strengths are the quality of its management and staff, its world class products, its comprehensive advertising network in Europe and the ongoing investment in its American and Asian networks. This makes it possible for us - at a time of increased globalisation - to offer advertisers multi-format and multi-country campaigns, such as those that we have undertaken for Levis, Colgate Palmolive, and, more recently, Alcatel. In 2001, we have shown that we are still the pioneers in our market.

A measure of SUCCESS



Jean-François Decaux



Jean-Charles Decaux

To facilitate our international development the management structure of JCDecaux was modified prior to the flotation. The creation of an Executive Board and a Supervisory Board strengthened our management team by bringing in additional managerial experience, both from within the Company and externally.

Executive Board

The Executive Board has five members appointed by the Supervisory Board, and manages the Company's operations. Jean-François Decaux and Jean-Charles Decaux alternate as Chairman of the Executive Board.

☐ **Jean-François Decaux**
Chairman of the Executive Board and Co-Chief Executive Officer. He joined the Group in 1982 and lived in Germany while creating and developing our German subsidiary. He then developed subsidiaries in Northern and Central Europe, primarily through organic growth. More recently, he has succeeded in establishing operations in the United States, as well as in Australia prior to the Olympic Games.

☐ **Jean-Charles Decaux**
Co-Chief Executive Officer. He joined the Group in 1989 and lived in Spain while creating and developing our Spanish subsidiary. He then developed subsidiaries in Southern Europe, Asia and South America, primarily through organic growth. He has served as Chairman and Chief Executive Officer of Avenir since June 1999.

☐ **Robert Caudron**
Chief Operating Officer, he joined the Group in 1984 as Finance Director and became Managing Director of JCDecaux Services and President of the Group in 1995. Prior to joining JCDecaux he worked for Ciments Français and Eternit, where he was responsible for financial operations and investments.

☐ **Gérard Degonse**
Chief Financial Officer, he joined the Group in June 2000. Prior to that, he was Chief Financial Officer - Treasurer of Elf Aquitaine and before that VP Treasurer - Corporate Secretary of Eurodisney.

for the future



Robert Caudron



Gérard Degonse



Jeremy Male

Supervisory Board

The Supervisory Board oversees the management functions exercised by the Executive Board.

Jean-Claude Decaux
Founder of the JCDecaux Group, he has been the Chairman of the Supervisory Board since 9 October 2000.

Jean-Pierre Decaux
He has been the Vice-Chairman of the Supervisory Board since 9 October 2000. He was Chairman of the Group's subsidiary RPMU (Régie Publicitaire du Mobilier Urbain) before it was consolidated into JCDecaux SA.

Christian Blanc
He has been a member of the Supervisory Board since 9 October 2000. He is currently on the Board of Directors of Cap Gemini and Carrefour. He served as the Chairman of Merill Lynch France until March 2002 and as Chairman and Chief Executive Officer of Air France and the RATP (Paris Transit Authority).

Pierre-Alain Pariente
He has been a member of the Supervisory Board since 9 October 2000. He joined the Group in 1970 and worked in various capacities within the Group until his retirement in February 2000, including Sales Director of Régie Publicitaire du Mobilier Urbain.

Jeremy Male
Managing Director of Northern and Central European Operations, he joined the Group in August 2000. Before joining JCDecaux he was Managing Director of European operations for Viacom Outdoor and held numerous management positions in consumer goods companies such as Jacobs Suchard and Tchibo.

Financial


CERRUTI 1881

Street Furniture:

Average annual revenue growth of over 11% between 1985 and 2001
(in million euros)


1,543
1,417
1,208
+9%
+17%
+10%
+16%
798
+13%
☐ Street Furniture ☐ Billboard and Transport
+12%
+8%
+20%
+18%
+18%
+12%
+11%
+10%
+11%
+3%
+6%
+5%
+10%
+10%
148
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999*
2000
2001

* 1999 pro forma revenues

Highlights

Revenues by business segment
(in million euros)



1,208
220
362
626
1,417
307
384
726
1,543
334
411
798
1999
2000
2001

Street Furniture / Billboard / Transport / Holding

Revenues by geographic area
(in million euros)



1,208
73
63
347
167
558
1,417
116
106
401
213
581
1,543
111
103
516
221
592
1999
2000
2001

France / United Kingdom / Europe / America / Asia

EBITDA by business segment
(in million euros)



315
17
48
250
386
28
66
294
- 2
377
23
48
306
1999
2000
2001

EBITDA by geographic area
(in million euros)



315
126
32
166
-2
-7
386
6
170
43
175
- 8
377
182
35
182
- 22
1999
2000
2001

Net income - Group share (before goodwill amortization)
(in million euros)



80
70
81
1999
2000
2001

Net income - Group share (after goodwill amortization)
(in million euros)



36
20
10
1999
2000
2001

Investment (net of disposals)
(in million euros)



189
244
252
1999
2000
2001

After-Tax Cash Flow*
(in million euros)



201
215
263
1999
2000
2001

* After-Tax Cash Flow: net income + allowance for amortization + goodwill amortization.

A Well Diversified Advertiser Base

We have a well diversified base of advertisers. Leisure, fast moving consumer goods (FMCG), luxury and beauty products, retail stores and automobiles are our most important industries. In 2001, no single advertiser accounted for more than 1.6% of consolidated revenues.

2001 consolidated revenues by industry	% of total revenues
Leisure	12.4
Fast moving consumer goods (FMCG)	10.3
Luxury and beauty products	8.7
Retail stores	8.3
Automobile	8.1
Telecommunications/technology	7.7
Finance	7.6
Fashion	7.0
Travel	5.9
Services	5.4
Wine and spirits	3.3
Tobacco	2.3
Beer	2.2
Government	2.2
Internet	1.9
Restaurants and other	6.7
Total	**100%**

Trading in our Shares

JCDecaux SA was listed on the *Premier Marché* of Euronext Paris on 21 June 2001. As a result of a capital increase at that time, we raised €700 million. In connection with this transaction, 42.4 million new shares were issued and sold to international investors in France and abroad. In France, nearly 23,000 individual shareholders participated in the French retail offer and 78% of the employees eligible for the employee stock savings plan also subscribed for shares. Since 26 November 2001 the Group has been included in the SBF 120 index. JCDecaux's shares are eligible for Service du Règlement Différé (SRD) (Deferred Payment Service) and for a Plan d'Epargne en Action (Stock Savings Plans).

Share price


31/12/2001
20
18
16
14
12
10
8
6
4
2
0
06/2001
07/2001
08/2001
09/2001
10/2001
11/2001
12/2001
01/2002
03/2002
DJ Stoxxmedia
SBF 120
JCDecaux


Letter to Shareholders
Message from the Chairman
+10.8%
JCDecaux

Sicovam code: 7791/Reuters code: JCDX.PA/Bloomberg code: DEC FP

Market information

(for 2001)

High* (in euros)	16.8
Low* (in euros)	6.2
Average daily volume	383,326
Number of shares	221,600,760
Market capitalisation (in million euros)**	3,044.8
Net income per share (in euros)	0.47

* Closing price

** on 22 March 2002

Breakdown of shareholding

at 31 December 2001


Public
0.13% Employees
2.77% Decaux Family
27.58%
69.52%
JCDecaux Holding*

*JCDecaux Holding is 100% owned by the Decaux family.

Share listing:

- *Premier Marché* of Euronext Paris
- Reference Indices: SBF 120, SBF 250

[illegible]

- 23 May: annual shareholder meeting
- September 2002: semi-annual results

Contact:

- Cécile Prévot, Manager of Investor Relations and Financial Communication Tel. : 33 01.30.79.79.79
- Trading information:

www.jcdecaux.fr/investisseurs

A yea



Strengthening Our International Position

February

◦ In **Scandinavia,** we acquired TDI Media Norge and Maximedia Oy, the leading outdoor advertising company in Finland with a market share of 60%.

March

◦ Following a partnership agreement with Gewista, the leading outdoor advertising company in **Austria**, JCDecaux became the leading billboard advertising company in **Europe**.

◦ We strengthened our leadership position in **Portugal** though the acquisition of group Red.

June

◦ We merged our Italian business with the IGP group. The new company, IGP Decaux, became the number one outdoor advertising company in **Italy**, with a 22% market share.

December

◦ We acquired a minority stake in Wall AG, one of the leading street furniture companies in **Germany**.

New Contracts

Americas

February

◦ We won two exclusive street furniture contracts for shopping malls and service stations in **Buenos Aires** (12 years each).

June

◦ Together with UDC, a Mexican outdoor advertising company, we won an advertising concession for nine airports in **Mexico** (8 years).

July

◦ The city of **Los Angeles** selected the Viacom Decaux offer for its street furniture concession (20 years); the final contract was signed in December 2001.

November

◦ We won the street furniture contract for the city of **Chicago** (20 years).

December

◦ We won an advertising concession for the metro in **Santiago,** Chile (10 years).

Europe

January

◦ In **Portugal,** we renewed our airport concession (7 years).

March

◦ In **Italy,** we renewed our advertising concession for the Rome metro (5 years).

June

◦ We won the pan-European contract to provide advertising services for TotalFinaElf Group, the fourth largest petroleum group in the world and the operator of the largest service stations network in **Europe** (6 years).



# of global development


KENWOOD
STAR
DES
LAQUES
Elnett

November

◦ In **Belgium**, we renewed our street furniture contract with the city of Liège (15 years).

◦ In **Norway**, we won a street furniture contract for the Stavanger region (15 years).

December

◦ In **Spain**, we renewed our street furniture contract with the city of Saragossa (12 years) and won the contract for the city of Alicante (12 years).

◦ In **France**, we renewed our airport concessions with Toulouse-Blagnac and Montpellier (5 years each).

Asia-Pacific

January

◦ In **Australia**, we signed two contracts in Melbourne: one with Metrolink for the tramways and tramway shelters; the other with Connex for the city's train system. We also won an advertising contract for the bus system in Adelaide (6 years).

April

◦ In **Thailand**, we won several contracts to install and operate bus shelters for the city of Bangkok (9 years).

June

◦ Together with a local company, Nolasco, we won an exclusive street furniture concession for the city of **Macau** (20 years).

July

◦ JCDecaux Pearl & Dean, won an advertising contract to install and operate plasma screens in the **Singapore** metro, the Mass Rapid Transit.

December

◦ In **Korea**, together with In Poong Group, we won the contract to supply and operate taxi shelters in the city of Seoul (9 years).

◦ In **Japan**, we signed an agreement, in partnership with Mitsubishi, for the development of street furniture in shopping malls. Our subsidiary, MCDecaux, signed a contract with Jusco, one of the leading operators of shopping malls in Japan, to install street furniture in its shopping malls. As of 31 December 2001, 19 malls were equipped.



The outdoor



The global outdoor advertising market

2001


☐ Billboard
☐ Transport
☐ Street furniture
☐ Ambient media
11%
16%
48%
25%

€20 billion



A strong growth market

○ Three principal segments

Outdoor advertising consists of three principal activities: advertising on billboards, advertising on and in public transportation venues and vehicles and advertising on street furniture. Billboard is the most traditional form of outdoor advertising and continues to be the most utilised. Transport consists of advertising in or on buses, subway cars, train stations, airports and ferry terminals. Advertising on street furniture such as bus shelters, free-standing information panels and multi-service columns is the newest form of outdoor advertising, it is also the fastest growing. Other outdoor advertising activities such as advertising on shopping trolleys and metro tickets are grouped together as "ambient media". We estimate that in 2001, billboard accounted for more than 48% of worldwide outdoor advertising sales with transport accounting for approximately 25%, street furniture accounting for about 16% and ambient media accounting for the remaining 11%.

○ Outperforming the advertising market

The outdoor advertising market is an increasingly large component of the display advertising market, which also includes media such as broadcast and cable television, radio, newspapers, magazines, cinema and the internet. In 2001, outdoor advertising sales worldwide were approximately €20 billion, representing nearly 6% of worldwide advertising expenditure, estimated by Zenith to be €347 billion. In the difficult advertising environment of 2001, the outdoor advertising market

advertising market



Accès aux trains

declined by 2.5%, outperforming the advertising market as a whole, which fell by 5%. (source: Zenith Media estimates, December 2001, on the basis of an average 2001 exchange rate of €1.117 per US Dollar)

Outdoor advertising expenditure is most significant as a percentage of the overall display advertising market in the Asia-Pacific region, where outdoor advertising accounted for 10% of the display market in 2001. During 2001, outdoor advertising in North America, Europe and South America accounted for 4%, 6% and 3% of advertising spend respectively.

The outdoor advertising market has grown at an average annual rate of 5% since 1999, faster than the overall advertising market, which grew by an average rate of 4% during the same period. The annual growth rate of the outdoor advertising market is forecast to be around 4%, similar to that of the overall advertising market, until 2004. (source: Zenith Media, December 2001)

◦ Competitive environment

The outdoor advertising market is highly competitive. It is made up of several major companies with international operations in all three principal market segments as well as a variety of local and niche players, particularly in billboard.

Principal advertising media



1987
5%
8%
32%
55%
€135 billion
6%
2001
9%
39%
46%
€347 billion
☐ Press ☐ Television ☐ Radio ☐ Outdoor advertising

Source: Zenith Media, December 2001.

Growth in the outdoor advertising audience



+25%
+102%
+110%
+147%
Population
Number of daily car journeys
Number of kilometers driven daily
Highway traffic

Source: OAAA, Data for the US, 1970-1997.

Increasing fragmentation of "in home" media


+13%
+53%
+198%
+530%
+814%
Newspapers
Radio
Magazines
TV channels
Households with cable

Source: OAAA, Data for the US, 1970-1997.

Cost by media per 1,000 contacts (in euros)


13.70
10.67
3.39
2.28
Newspapers
Television
Radio
Outdoor advertising

2001 data for the UK, in euros
Source: Billett Consultancy, Associated Newspapers / NRS / Rate cards, McCann and Company estimates, Postar.



The nine largest outdoor advertising groups by market share, based on 2001 revenues, are listed in the following table:

Name	Nationality	2001 Revenues (in million euros)	Geographic Presence
Clear Channel	United States	1,954	United States, Europe, South America, Asia
Viacom	United States	1,845 (estimate)	United States, Mexico and Europe
JCDecaux (1)	France	1,543	Europe, United States, South America, Asia
Lamar	United States	768	United States
DSM	Germany	260	Germany
Affichage Holding (2)	Switzerland	212	Switzerland
Stroer (3)	Germany	180	Germany
Maiden	Great Britain	129	Great Britain
Metrobus	France	125	France

Sources: Public company reports and JCDecaux, with currency conversion based on an average 2001 exchange rate of €1.117 per U.S. Dollar, €1.608 per British Pound, and €0.662 per Swiss Franc.
(1) This amount does not take into account any of the annual revenues of Affichage Holding, a Swiss company in which we have a 30% interest.
(2) JCDecaux SA has a 30% interest in Affichage Holding.
(3) 2000 gross revenues stated, as 2001 net revenues were not available.

Outdoor advertising: the last true mass media

◦ Increasing fragmentation of "in-home" media

Outdoor advertising has benefited from the increasing fragmentation of the "in-home" advertising market, where increasing numbers of cable, satellite and broadcast television channels and internet sites compete for the viewer's attention. In Europe, for example, the total number of television channels increased by approximately 24% per year between 1991 and 2000.

(source: Screen Digest)

◦ A very competitive media

Outdoor advertising also benefits from a significantly lower cost per contact than other display advertising media. For example, for every €1,000 spent on advertising in the United Kingdom in 2001, outdoor advertising offered 438,596 adult contacts, compared to 294,985 through radio, 93,721 for broadcast television and 72,993 for newspapers. (source: National Readership Survey)

Recent innovations and technological advances in the quality of many outdoor advertising formats, such as scrolling billboards and plasma screens, are also helping to drive growth.


REVLON

Our audience: more than 150 million people everyday

Everyday JCDecaux's advertising displays reach more than 150 million people worldwide. For historical reasons, the Company is strongest in Western Europe. The following table sets out our estimated outdoor advertising market share by 2000 revenues (adjusted to account for acquisitions made in 2001) in our principal western European markets:

◦ *Explosion in the audience for outdoor advertising*

The audience for outdoor advertising has grown significantly during the last five years, with people spending more time outside their homes, whether on the highway or on the streets, trains, railway stations, or airports.

In Europe, the average number of vehicles per thousand inhabitants has been growing steadily, as has road traffic, which grew by an average of 18% a year between 1990 and 2000. According to the Airports Council International (ACI), passenger volumes in airports grew by an annual average of 5.9% between 1995 and 2000, totalling approximately 3.5 billion passengers in 2000. Annual growth in international passenger volumes at the 20 largest international airports averaged 24% between 1995 and 2001. At Charles-de-Gaulle airport in Paris, for example, passenger volumes grew by 70% over the same period.

Although the tragic events which occurred in the United States in 2001 caused a significant decline in airport passenger volumes in the United States and, to a lesser extent, in Europe, we believe that this situation is temporary and should not have any long-term effect on the growth of airport passenger volume, which is expected to total 5 billion passengers in 2010 according to the ACI.

Countries	Street furniture	Billboards	Transport (1)	Overall Outdoor Advertising
France	87%	29%	10%	34%
United Kingdom	25%	28%	19%	22%
Germany	26%	3%	11%	11%
Iberian Peninsula (2)	55%	33%	19%	38%
Italy	N/A	N/A	N/A	22%
Benelux (3)	57%	31%	N/A	36%
Scandinavia (4)	58%	29%	30%	39%
Total Western Europe (5)	49%	24%	15%	28%

(1) This category includes markets in which we are not present, or have very limited activities, including advertising on buses and railways. The majority of our transport advertising concessions are in airports, where we have an average market share of 61% in the countries listed.
(2) Includes Spain and Portugal.
(3) Includes Belgium, the Netherlands and Luxembourg.
(4) Includes Norway, Sweden, Finland, Iceland and Denmark.
(5) In addition to the countries listed above, this grouping also includes Ireland, but excludes Italy, Greece and Switzerland.

Source: Professional organisations, public company reports, and JCDecaux.

35 years of



1964 — 70's

Jean-Claude Decaux invented the concept of street furniture, combining public service and advertising. Lyon was the first city in the world to receive bus shelters and street furniture free of charge.

Established presence in Portugal and Belgium.

1972: first Citylight panels developed. Won the contract to supply street furniture in Paris.

1973: launched short term advertising campaigns (7 days) and back-illumination of our advertising panels. As well as street signage in Paris.


GÊNES
MONACO
MONACO
CENTRE VILLE
GIORGIO ARMANI

innovation


toilettes
PLANS

80's

Continued our expansion in Europe (Germany and Netherlands), winning major contracts in Hamburg and Amsterdam.

1980: installed the first automatic public toilets in Paris.

1981: developed the first electronic message boards in France.

1988: created the "Senior," the first 8 m^2 *scrolling Citylight panel.*

90's

Established presence across three continents through major contract wins in Europe (Madrid and London), North America (San Francisco) and Australia (Sydney).

1992: launched multiservice columns, in Germany and Spain.

1994: developed the first universally accessible automatic toilets and installed the first model in San *Francisco.*

1997: invented "Infobus", a system that gives passengers real-time information about the waiting time until the next bus.

2000

Lauched interactive electronic plasma screens and voice-recognition Internet services.







Style and







To enhance the quality of the urban environment and allow cities to communicate their own identity, we use internationally recognised architects and designers to develop our contemporary street furniture. We also make our research and development department, which is equipped with the latest technology, available to them to help bring their designs to life. Technological innovation is central to the evolution of street furniture and our Infobus system and other electronic message boards signalled our early entry into the interactive world. Recently our plasma screens and interactive kiosks have confirmed JCDecaux as one of the pioneers in this area.


SHEFFIELD

Internationally recognised architects to "Beautify the City"

Starck, Foster, Bellini, Szekely, Piano, Wilmotte and Stern have all developed complete lines of street furniture for JCDecaux. Working with these leading architects has allowed us to develop a new generation of street furniture, uniting aesthetic design and functionality. When we compete for a tender, we work with local architects to create street furniture that is tailor made for each city.
We consider it of great importance to respect the environment and culture of the cities in which we operate.

Functionality




OPERA
CRISTOBAL

Design studio for the latest technology

As the bridge between art and manufacturing, our research and development department is at the center of our product development. More than 100 engineers and technicians help create new generations of street furniture and other products. As part of our commitment to remaining at the forefront of both design and technology, we spent approximately €13.8 million on research and development in 2001.

Interactive kiosks

Integrated into a modern design, our interactive kiosks provide information in a magazine-like format via 35cm x 26cm plasma screens.

Infobus: the bus in real-time

Developed in collaboration with Pierre-Gilles de Gennes (Nobel Prize winner in Physics in 1991), Infobus automatically gives passengers the waiting time for the next bus, either on screens located in our bus shelters or via cellular phones.

Plasma screens

First installed in Paris airports, plasma screen networks unite traditional advertising panels with the latest innovations in imagery. This technology allows the transmission of dynamic advertising campaigns and useful information to passengers. Images can be tailored to the time of day or the destination of a flight. In addition to the airports in Paris, plasma screens have been installed in shopping malls in Spain, the airports in Portugal and the Singapore and Vienna metros during the last few months.

Controlling advertising displays remotely

As the first outdoor advertising company to offer "time sharing" of panels, we can offer advertisers the possibility of advertising at specific dates and times on our advertising panels, creating new opportunities to target specific audiences and plan more focused campaigns.



Recycled glass container in Madrid.



Column with internet terminal in Sheffield.



Column with internet terminal in Leipzig.



"Infoscreen" monitor in the Vienna metro.

Excellence



JCDecaux's 7,300 employees in 39 countries are key to our growth and dynamism. In 2001, our human resources strategy focused on three areas: integration and ongoing education, internationalisation and strengthening our corporate culture.

Integration and ongoing education

Since the acquisition of Avenir in 1999, a significant part of our growth has been through acquisitions and partnerships. In 2001, 620 people (8% of our employees) joined the Company through acquisitions and partnerships, bringing the total number of employees worldwide to 7,336 at 31 December 2001.

The integration of these new teams is one of the keys to our success. Our integration strategy focuses on harmonising working practices, sharing a common set of values and objectives and encouraging employees to obtain experience in several areas of the business so that ideas are shared across the Group.

Training and ongoing education are central to the integration of new employees and the development of their expertise. We offer courses at our training centre that are focused on teaching the fundamentals for all aspects of the business. Each year the centre trains more than 2,000 employees from across the business. In total, the Group provides more than 45,000 hours of training each year. Certain courses, which are called "qualifying" courses, lead to the award of a diploma.


Nos métiers font le tour du monde


6,501
6,782
7,336
1999
2000
2001

Employees

Internationalisation

In 2001, we took steps to make our managers and management teams more international by increasing the number of French employees assigned to work in other countries. This multi-national approach enables our local teams to get the most from JCDecaux France's technical and business experience, while at the same time enabling the Group to benefit from the expertise of its local managers. As a result of this blending of cultures and experience we are able to quickly develop a local presence which is supported by our international experience. At the end of 2001, more than 50% of our general managers were from countries other than France.

and Commitment



Design studio, Plaisir (France).

To further assist our employees in their advancement and development, we have also begun to re-evaluate our compensation system through the adoption of the Hay Standard Rating System. As a result, the variable portion of compensation, based on corporate and individual employee performance, has been increased.



JCDecaux

Strengthening our corporate culture

Our corporate culture, characterised by a constant striving for customer satisfaction and a higher level of excellence, is our hallmark and has made us the international benchmark for quality in the outdoor advertising market.

Breakdown of our employees by geographic area



35%
48%
10%
5%
3%

☐ France	48%
☐ Other Europe	35%
☐ United Kingdom	10%
☐ Asia-Pacific	5%
☐ Americas	3%

In addition to the steps described above, we undertook a number of other steps to strengthen our corporate culture in 2001. The first involved making our shares available to our employees, though a second savings plan for French employees which was created alongside the share offering to employees at the time of the IPO. 78% of eligible employees subscribed to this new plan, demonstrating their confidence in our future. We also created a stock option plan for non-French employees at every level to insentivise them to the performance of the Group.
The second step involved the drafting and distribution of a Charter of Ethics. Conscious of the need to adhere to and communicate our values at a time of significant international expansion, we gathered together all of the internal guidelines relating to business relations with our various partners, including local and regional governments, clients and suppliers into the Charter of Ethics. Presented in the form of a set of guidelines in French and English, the Charter of Ethics has been distributed to all of our managers.

Integration, Harm





As a pioneer in the development of the urban environment, we actively seek to protect the environment. Our environmental strategy is focused on three priorities: developing products that enhance the streetscape, developing multi-functional products that reduce street clutter and reducing the environmental impact of our products through a rigorous analysis of their life cycles.

Enhancing the urban environment

In all of the countries in which we operate, we work with well known architects to develop products that blend in with the urban environment and reflect the local culture and architecture. To reinforce this, we develop complete lines of co-ordinated street furniture: bus shelters, waste bins, automatic public toilets, decorative columns and other street furniture.

Developing multi-functional furniture

An important part of respecting the urban environment is reducing street clutter. With our multi-functional street furniture, such as bus shelters that also integrate a public telephone, automatic public toilet or an "Infobus" system, we provide cities with custom made solutions while significantly reducing street clutter. We can also integrate recycling points for batteries, glass and paper as well as tools for measuring air quality into our street furniture.

onisation, Protection


GROVE STREET

Life Cycle Analysis (LCA) of a product

Manufacturing and installing quality products that respect the environment requires systematic analysis of the life cycles of our products. LCA consists of establishing a complete inventory of the exchanges of material and energy between a product and its environment from design to the end of its life (renovation, recycling, etc.), in order to minimise its environmental impact.

When new products are developed ahead of a contract tender, our research and development team carries out LCAs that adhere to the strictest international standards (ISO 14040 and 14041).
LCA enables our technical teams to evaluate precisely the flow of materials between the products and their environment, in order to reduce their environmental impact.

In recent years, we have developed several new ways to protect the environment, such as:

- designing a new generation of public toilets that use less water;
- optimising maintenance visits;
- installing illuminated panels that use less energy;
- recycling panels, such as our agreement with Matussière and Onyx in December 2001 to collect and recycle panels previously used by our French subsidiaries;
- decentralisation of production.

Life cycle of one of our products

1° **Manufacturing:** inventory of various types of furniture, materials used and means of transport.

2° **Installation:** on site assembly.


Manufacturing
Installation
Operation
End of life cycle
ACV

3° **Operation:** analysis of resources required to operate products (electricity, water, cleaning products, etc.).

4° **End of life cycle:** re-use of certain components, recycling of materials, destruction of non-recyclable or non-reusable materials.

Showcasing


SORTEZ
DES SENTIERS
BATTUS !

39 countries

- Argentina
- Australia
- Austria
- Belgium
- Bosnia
- Brazil
- Bulgaria
- Chile
- Croatia
- Czech Republic
- Denmark
- Finland
- France
- Germany
- Hungary
- Iceland
- Ireland
- Italy
- Japan
- Korea
- Luxembourg
- Malaysia
- Mexico
- Norway
- People's Republic of China (Hong Kong, Macau)
- Poland
- Portugal
- Singapore
- Slovakia
- Slovenia
- Spain
- Sweden
- Switzerland
- Thailand
- The Netherlands
- United Kingdom
- United States of America
- Uruguay
- Yugoslavia

Paris


L'OREAL

London





France
38% of revenues

United Kingdom
14% of revenues

Other European countries
34% of revenues

Düsseldorf



Barcelona

the world




Asia-Pacific
7% of revenues
Americas
7% of revenues



Singapore


Ian Thorpe's Choice

Sydney


Welcome to New York

New York



Singapore

Australia

◦ In 1997, JCDecaux entered the Australian market by winning the street furniture contract for central Sydney. In 2001, we strengthened our position in Australia by winning the advertising contract for the Adelaide bus system and key railway and tram concessions in Melbourne.

Austria

◦ In April 2001, we signed a partnership agreement with Gewista, Austria's leading outdoor advertising company with a market share of 40%. As a result of this agreement, JCDecaux became the largest billboard advertising company in Europe.

Belgium

◦ Having entered the market in 1967, JCDecaux is the leading outdoor advertising company in Belgium with a 42% market share. In street furniture, the Company is present in most of the large cities including Brussels, Antwerp, Liège and Charleroi and can provide advertisers with national billboard coverage. The contracts for Liège and Tournai were both renewed in 2001.

Central Europe

◦ Through its partnership with Gewista, JCDecaux now has a presence in five new markets; Austria, Yugoslavia, Slovenia, Croatia and Bosnia and has strengthened its business in Bulgaria, Hungary, Poland, Czech Republic and Slovakia. We now have a solid platform for expanding our business in Central Europe.

Denmark

◦ Created in 1989 through a partnership agreement with AFA Trafik Reklame, AFA JCDecaux is the number one outdoor advertising group in Denmark, with concessions in 26 cities (including Copenhagen, Arhus, Odense, and Aalborg). We also have operations in Reykjavik (Iceland).

Finland

◦ JCDecaux entered the Finnish market in 1989. It has operations in all of the largest cities and a 60% market share.

Germany

◦ JCDecaux entered the German market in 1982 and is now number one in street furniture and number three in outdoor advertising as a whole. JCDecaux operates advertising concessions for bus shelters, kiosks and other advertising panels in more than half of the cities in Germany with a population of over 500,000. The Company also has a partnership agreement with the Frankfurt airport authority to manage their advertising concession.

Hong Kong

◦ JCDecaux is the number one in outdoor advertising in Hong Kong, it has managed the concession for the Hong Kong subway for 20 years and its airport for 14 years.

Italy

◦ Since 1999, JCDecaux has built its outdoor advertising business and is now present in Italy's 20 largest cities. It also holds the concession for the Rome subway, which was renewed in 2001.

◦ In June 2001, the Group merged its outdoor advertising business with IGP. The new company, IGP Decaux, is number one in outdoor advertising in Italy, with a market share of 22%. Its main concessions are the subway, airport and bus shelter concessions for


Paris


GAP
Madrid

Milan, as well as bus shelters concessions for the largest Italian cities.

Netherlands

◦ Founded in 1987, Publex is a joint venture with Publicis, it is present in all the largest Dutch cities, except for Rotterdam, and has a 37% market share.

Portugal

◦ Founded in 1972, JCDecaux Portugal is number one in outdoor advertising, with a market share of 59%. In 2001, the Company strengthened its leadership position with the acquisition of group Red, the number one billboard advertiser in Portugal.

Singapore

◦ In addition to managing the subway advertising concessions, in 1999, JCDecaux won the 10 year bus shelter concession for central Singapore.

Spain

◦ Since its creation in 1990, El Mobiliano Urbano, our Spanish subsidiary, has established a presence in more than 34 Spanish cities. Through our subsidiary Avenir we are also the leader in billboard advertising with operations in 153 cities. We have advertising concessions in the Barcelona and Bilbao subways as well as 17 Spanish airports, including Barcelona. In 2001, we renewed our street furniture contract for Saragossa (12 years) and won the contract for Alicante (12 years).

Sweden

◦ Established in 1983, JCDecaux's Swedish subsidiary has a strong presence in street furniture, billboard and transport advertising. With a 40% market share it is number two in this market, with new contracts for Stockholm Arlanda airport and the advertising concessions for the national railway stations.

United Kingdom

◦ JCDecaux entered the UK market in 1982 and now has a market share of over 22%. The Company's operations include more than 50 street furniture contracts, it markets more than 10,000 billboard panels and has the concessions for the seven airports managed by BAA. It also has the concession for the Heathrow Express train link.

United States

◦ We established our US business in 1994, winning the street furniture contract for San Francisco. We are the market leader for outdoor advertising in airports, with 51 airport concessions, including New York (La Guardia and JFK), Washington, Seattle and Houston. We are also number one in American shopping malls with 98 concessions. In 2001 we won two historic contracts, the 20 year street furniture contract for Chicago and, together with Viacom, the 20 year street furniture contract for Los Angeles, the largest outdoor advertising market in the US.

N°1 worldwide





In 1964 JCDecaux invented the concept of street furniture, creating a new mass advertising medium. The idea was simple, but powerful: provide cities with high quality bus shelters, as a public service, in exchange for the right to place advertising on the street furniture. Today, bus shelters can be found around the world. We have extended the idea from European cities to the big urban centers of America and Asia, and expanded the concept of street furniture to American shopping malls, the real "downtown" of the U.S.

N° 1
Worldwide in Street Furniture

52 %
of total revenues

264,000 panels

33 countries

1,358 concessions

More than 300
shopping malls
throughout the world



in Street Furniture





The importance of added value

○ A rapidly expanding business

As the most recent segment of outdoor advertising, street furniture is the fastest growing outdoor market. In 2001, street furniture again showed good organic growth, despite the worldwide slowdown in advertising expenditure. During the year JCDecaux renewed several key contracts and won the contracts for Chicago and Los Angeles (the latter in partnership with Viacom), two of the largest contracts ever awarded. We also signed contracts in Argentina (Buenos Aires), Asia (Macau), Belgium (Liège), Norway (Stavenger region) and France (Saint-Etienne). Revenues for street furniture, which represent 52% of consolidated revenues, increased 10% in 2001 to €798.2 million, organic growth was 6.0%. This performance demonstrates the strong resilience of the street furniture business to a general downturn in advertising. As of December 2001, JCDecaux held 1,358 street furniture concessions incorporating 264,000 advertising panels in 33 countries.

○ Innovative product line

As the pioneers in the concept of street furniture, JCDecaux has a unique range of aesthetic street furniture which is both functional and innovative. From bus shelters to automatic outdoor toilets; citylight panels to the larger "Seniors"; news columns and multiservice columns to newspaper kiosks glass and battery recycling bins to benches as well as neon signs and scrolling panels, we have developed the most extensive range of street furniture which the industry looks to as the benchmark for excellence.


Get together.

London

Helsinki

Maintenance team, JCDecaux Germany.


JCDecaux
JCDecaux


NOTTING HILL GATE



Sydney

World premiere:
bus shelter incorporating a universal accessible toilet, London.

○ **Unequalled know-how**
The exceptional quality of design, innovation, maintenance and service that we bring to cities has been the key to our success from the start. From Chicago to Sydney via Paris, London, Madrid, Hamburg and Singapore, our street furniture is today sought after by large cities around the world to manage their urban spaces. The multi-use furniture we design - integrating services such as telephones or automatic toilets - increases the range of public services available, while limiting street clutter.
To extend our range of public services, we are developing a new generation of "smart" street furniture integrating new technologies like voice recognition, Internet services and interactive advertising on plasma screens. Since design is nothing without maintenance, we take particular care in the maintenance of our street furniture. This service, provided by specially trained teams, is an integral part of our product offering.

○ **Cities have confidence in us**
We have a strong track record of installing attractive, high quality street furniture in the best locations in big and prestigious cities to the benefit of both our advertisers and the communities we serve. Drawing from our experience, we continue to win the majority of the contracts we submit tenders for.
Over the last two years, we have won approximately 79% of the street furniture contracts where we have submitted tenders. In France our contract renewal rate is over 86%.

A strategy for future growth

○ **France: where it all started**
Most of our street furniture business is concentrated in Europe. In France, where we started, we have street furniture contracts in 624 cities, including Paris, Lyon and Marseille. In 2001, we consolidated our network of regional cities by renewing, among others, concessions for Grenoble, Saint-Etienne and Cergy-Pontoise.



Column with integrated public toilet.



Water reservoir.



Electrical cabinet.



Column with integrated public phone.

Examples of multi-functional columns in Stuttgart.


SAN FRANCISCO

JCDecaux is present in 33 of the 50 largest cities in Western Europe

City	Population (in millions)	Operators	City	Population (in millions)	Operators
London	7.19	**JCDecaux**/Clear Channel	Genoa	0.64	Cemusa
Berlin	3.43	Wall (1)	Glasgow	0.62	**JCDecaux**
Madrid	2.88	**JCDecaux**/Cemusa	Essen	0.61	DSM
Rome	2.65		Saragossa	0.60	**JCDecaux**
Paris	2.12	**JCDecaux**	Dortmund	0.59	Wall/Ruhfus
Hamburg	1.71	**JCDecaux**	Rotterdam	0.59	Viacom
Vienna	1.61	**JCDecaux**/Gewista (2)	Stuttgart	0.59	**JCDecaux**
Barcelona	1.51	**JCDecaux**	Dusseldorf	0.57	**JCDecaux**/Wall
Milan	1.31	**IGP Decaux**	Helsinki	0.55	**JCDecaux**
Munich	1.21	**JCDecaux**	Malaga	0.55	Cemusa
Naples	1.02		Bremen	0.55	**JCDecaux**
Birmingham	1.01	**JCDecaux**/Clear Channel	Duisburg	0.53	DSM
Cologne	0.96	**JCDecaux**	Hanover	0.52	DSM
Brussels	0.95	**JCDecaux**	Oslo	0.50	**JCDecaux**
Turin	0.91		Copenhagen	0.49	**JCDecaux**
Marseille	0.80	**JCDecaux**	Nuremberg	0.49	**JCDecaux**
Athens	0.77	Alma	Dublin	0.48	Clear Channel
Valencia	0.74	**JCDecaux**/Cemusa	Liverpool	0.48	Clear Channel
Stockholm	0.74	**JCDecaux**/Clear Channel	Gothenburg	0.46	**JCDecaux**
Leeds	0.73	Clear Channel	Dresden	0.46	**JCDecaux**
Amsterdam	0.72	**JCDecaux**	Antwerp	0.46	**JCDecaux**
Seville	0.70	**JCDecaux**/Cemusa (3)	Leipzig	0.45	**JCDecaux**
Palermo	0.69		Lyon	0.45	**JCDecaux**
Lisbon	0.65	**JCDecaux**/Cemusa	The Hague	0.44	**JCDecaux**
Frankfurt	0.64	DSM	Sheffield	0.43	**JCDecaux**/Clear Channel

(1) Wall: JCDecaux has an 11.1% interest in Wall.
(2) We carry out our activities in Vienna through our affiliate Gewista, in which we have a 67 % interest.
(3) We carry out our activities in Seville through our affiliate Planigrama in which JCDecaux has a 49 % interest.

Source: JCDecaux.


NAUTICA
JEANS COMPANY
mac
Shopping mall in Short Hills, NJ.

An unequalled presence in Western Europe
(at 31 December 2001)

Country	Market Share
France	87%
United Kingdom/Ireland	25%
Iberian peninsula	55%
Scandinavia	58%
Germany	26%
Benelux	57%
Total Western Europe	49%

○ New contracts in Europe and the United States

JCDecaux is present in 33 of the 50 largest European cities and is the uncontested leader in street furniture in this region with 60% of the advertising panels on street furniture in these cities. In 2001, we continued our expansion in Europe, winning street furniture contracts in Liège and the Stavanger region in Norway. In Spain, we won the contract for Saragossa and Alicante.
In the United States, having signed an initial street furniture contract for San Francisco in 1994, we won two of the largest street furniture contracts ever awarded; the 20 year contract for Chicago, the third largest outdoor advertising market in the US, and the 20 year contract for Los Angeles, the largest outdoor advertising market in the US, in partnership with Viacom. These two wins demonstrate the competitiveness and strength of our street furniture business.

○ Expansion in South America and Asia

The emerging outdoor advertising markets of South America and Asia are a major growth opportunity for JCDecaux. During the year, we extended our South America business by signing two contracts for Buenos Aires in Argentina. In Asia, in partnership with a local company, we won the advertising contract for taxi shelters in Seoul.
We also won the 20 year contract for Macau with our local partner, Nolasco.

Having been a partner of the city of Sydney for the 2000 Olympics, we won two important contracts in Australia.
A contract with Metrolink for tramways and bus shelters in the Yarra district of Melbourne and a contract with Connex for the Melbourne railway system.


Flower kiosk in Sydney.


Ohe, ohe, ohe.
Multi-poster campaign «time sharing».

Sydney


Telephone
Ian
Thorpe's Choice
OMEGA


KARSTADT
SATURN

Düsseldorf

◦ Developing the "Mallscape" program

Shopping malls represent a major growth opportunity in the United States. As the real "downtown" of the US, shopping malls offer the same opportunities as the traditional downtown areas in European cities and allow advertisers to reach their audiences at point of sale. In the US, more than 50% of purchases (excluding automobiles) occur in shopping malls.

In 1998, we signed our first US shopping mall contract with the Simon Group, the number one operator of shopping malls, and introduced the "Mallscape" program, thereby exporting the street furniture concept to the United States. Following our second contract win with the Urban Property Group in 1999, we have established a 35% market share in the 20 largest demographic marketing areas (DMAs) in less than two years.

We have subsequently installed street furniture in the prestige malls of Roosevelt Field in New York, The Mall in Short Hills, New Jersey, Water Tower Place in Chicago and Century City in Los Angeles. In 2000, we signed a new agreement with Taubman Property, one of the leading American shopping mall operators, to install street furniture in a further 30 shopping malls. As of 31 December 2001, we had installed street furniture in 97 shopping malls across the United States.

We also have street furniture in 270 shopping malls in seven European countries (Belgium, France, Portugal, Ireland, Spain, Sweden, and the United Kingdom). We operate the advertising concession for the 200 supermarkets operated by Tesco, the leading retailer in the UK. In Portugal, we provide street furniture for the Sonae Group's shopping malls and we are currently in the process of expanding this concept in Asia and Latin America.

Innovation in the marketing of advertising space

◦ Developing innovative services

We market our street furniture as a premium advertising medium designed to meet the needs of our advertisers and are committed to developing services that will allow advertising agencies to make their campaigns more effective.

Consistent with this approach, in 1999 we created One Stop Shop, a subsidiary specialising in the co-ordination of international advertising campaigns across our network of 39 countries, to meet the increasing demand for pan-european campaigns. In 2001, One Stop Shop carried out several pan-European campaigns, including GAP, Levis and Mitsubishi Trium.

In December 2001, One Stop Shop launched its largest pan-European campaign to date. Alcatel, a leader in mobile telephoney, introduced its "One Touch 511" service on 27,000 advertising panels in seven countries (France, Germany, Spain, Italy, Czech Republic, Hungary and Denmark).

We have also recently introduced "CréAction", a simulation system for designing campaigns, in France. This system allows advertisers to visualise their creative concept at the proposed location several months before launching a campaign. This also makes it possible to measure the impact of a campaign during the planning phase in order to improve the effectiveness of the final advertisment.

Street Furniture advertising revenues
(in million of euros)


+13%
626
1999
+16%
726
2000
+10%
798
2001

N°1 in Europe



JCDecaux entered the billboard market in 1999 with the acquisition of Avenir, the outdoor advertising division of Havas. We have recently reinforced our position in Central Europe through our partnership with Gewista, the number one outdoor advertising company in Austria. Today, we are number one in European billboard advertising. JCDecaux's main strengths are its strong Central European presence, a diversified product line of high quality advertising panels and a constant desire to innovate, both from a marketing and technology point of view.


that's holiday.

N° 1
in Europe in Billboard



27%
of consolidated revenues

193,000 panels

23 countries

168
neons signs



3,000 European cities with more than 10,000 inhabitants

in Billboards




GAP
Color, that's holiday
GAP

A multi-national high quality product line

◦ A strong presence in Europe
At the end of 2001, JCDecaux had 193,000 advertising panels in 23 European countries with over 3,000 cities with a population of over 10,000.
With an estimated market share of 24% in Europe, we have a significant presence in Europe's major urban centers, such as Paris, Brussels, London, Madrid and Milan as well as extensive regional coverage in each country.



Paris: construction site fencing.

London, world premiere: 18 m^2 back-illuminated scrolling panel using paper posters.


Thinking man's crumpet.


DANGER

"Périphérique" around Paris: N° 1 highway advertising network in Europe.

Through its partnership agreement with Gewista, signed in April 2001, JCDecaux is now present in five additional countries in Central Europe: Austria, Slovenia, Croatia, Yugoslavia and Bosnia. This partnership also strengthens the Group's presence in Bulgaria, Hungary, Poland, Czech Republic and Slovakia.
In Portugal, JCDecaux acquired a majority stake in the group Red, the country's leading billboard operator.

European Market Shares

Country	Market Share
France	29%
United Kingdom	28%
Benelux	31%
Iberian peninsula	33%
Italy	NA
Germany	3%
Scandinavia	29%
Total Western Europe	24%

Source: JCDecaux.

◦ Premium locations

We offer our clients a broad range of high quality billboard formats (8 m², 12 m², 18 m², 24 m², 36 m², and 40 m²) in the best locations. To allow our advertisers to reach the largest audience with maximum impact, we position our billboards on major commuter routes, in big cities, on major roundabouts and along ring roads. We also rank our sites, facilitating geomarketing for advertisers seeking a particular location, such as sites near shopping malls, movie theatres or business areas. In recent years, we have invested in improving the quality of our assets. In France, for example, more than 25% of our billboard panels are illuminated, which is proven to make them more effective.

◦ Better use of urban space

While we have unrivalled experience in integrating advertising with the environment to maximise the efficiency of our network, we also work closely with cities and towns to achieve a balance between effective advertising and an aesthetically pleasing urban environment. During the last two years, we have taken steps to reduce advertising density and have also upgraded our billboard portfolio, removing displays that no longer met our high standards.


0.01 TIM
RAZOR



Before



After

Paris: Porte Maillot.



AVENIR
PARIS
Dior
Dior
Dior

Madrid


JAGUAR

Products for the future

◦ Technological leadership

In 1976, we began installing our glass covered, back-lit street furniture on the street. Since then, we have introduced numerous technological innovations, such as extra large remote controlled scrolling panels (12, 18 m²) and "giant" posters.

We will continue our investment strategy in order to enhance the quality of our portfolio. In 2001, after introducing scrolling back-lit panels, a new billboard concept, we undertook a study with Carat, the number one French media agency, analyzing the impact of advertising campaigns displayed on scrolling panels and comparing it to the impact of the same campaign posted on fixed panels. The study showed that a campaign running on scrolling panels had as much impact as a campaign posted on fixed panels, even though the exposure time for each panel was shorter.

◦ Scrolling back-lit panels

Using back-lit scrolling street furniture, designed by well-known architects such as Norman Foster or Jean-Michel Wilmotte, we introduced a new *generation of scrolling posters, which we* believe will become the new industry standard for billboards. Available in 8 m², 12 m², 18 m², 24 m², or 36 m² panels, the concept is being rolled out across our network. During the last two years, we have invested significantly to upgrade our *billboard network, installing new panels in* the United Kingdom, France and Spain. Whether wall mounted, free-standing, or fixed to supports, scrolling back-lit panels represent the future of billboard advertising. These billboards now *incorporate advanced technology,* providing advertisers with a more sophisticated advertising network.

◦ Marketing innovation, a constant

At Avenir, we combine the concept of innovative marketing with targeted networks to maximise the impact of billboard advertisements. Having introduced 24 hour advertising, 7 day campaigns, the first itinerant network (Affitour, the Tour de France network) and events networks (Rentrée U, the student network), we are now pursuing the concept of "time sharing" to offer advertisers à la carte displays. Avenir has *unequalled expertise in measuring* audiences, mapping and geomarketing to optimise its network and allow advertisers to reach their target audience more effectively.


Vitrine.
Le nouvel espace.




1. USE IN CAMPAIGN OF HIDE-AND-SEEK
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday
Sunday
2. USE ACCORDING TO THE HOURS IN A DAY (example)
0h
7h
12h
17h
20h
0h

◦ Geo-Logic, location expertise

Audience measurement is central to the success of a billboard advertising campaign. In addition to the traditional audience measurement methods supplied by agencies like Affirmétrie in France, Postar in the U.K., Geomex in Spain and Summo in the Netherlands, we have developed our own audience measurement tool called Geo-Logic. Based on geomarketing, Geo-Logic combines behavioural data (consumption patterns, age, income, spending habits, etc.) and location (neighbourhood, lifestyle, movements, etc.) to helps us profile our network, optimise placement of panels and plan campaigns to access the target audience. Geo-Logic therefore makes it possible to determine the qualitative and quantitative audience profile of each panel and then construct a bespoke network which meets the advertisers' requirements.

◦ Yield management, a key to optimising sales

In developing new marketing services, we have introduced Yield Management to optimise reservations, both in terms of fill rate and revenues generated. Our sales force is strongly involved in evaluating the product offering and in forecasting reservations to maximize the revenue per panel and the added value of each advertising face.

◦ Timesharing

Timesharing is the latest example of how our geo-marketing expertise and our state-of-the-art network of billboards can work together to the benefit of our advertisers. With the advent of scrolling billboards and remote control technology, we are now able to manage, in a very precise manner, the advertisement that appears on a billboard at a given time during the day or week to target a specific audience. Along the Paris “périphérique” (ring road), for example, we now sell separate advertising packages on our panels during the morning, afternoon and evening hours, depending on the type of products advertisers want to promote.

◦ Avenir's product line: comprehensive and simple

We constantly develop our product offer to meet our clients' specific needs, offering packages with variable formats and display times depending on the country or market. Advertisers can therefore buy packages which give them regional, national, or city by city coverage:

- "Prestige" packages give priority to high visibility, with advertising panels always illuminated, stand-alone and located in city centers or along major commuter routes. For example, the Chrono network is the premier network in France, consisting of 350 scrolling back-lit panels in Paris and eight other major cities. With premium quality and high visibility, Chrono allows advertisers to displays two products during the same campaign, at different times of the day, or to play out a teasing campaign over the course of a week.
- "Audience" packages make is possible to target a specific audience, by quality and quantity, with the number of panels in the campaign used to determining the audience size. Using Geo-Logic, these networks have a guaranteed reach.
- "Territory" packages, constructed with the help of Geo-Logic, meet precise objectives in terms of geographic, sociodemographic, or behavioral targeting in a given territory. The latest Territory packages, Cerclo, covers a range of cities with populations







between 50,000 and 100,000.
The introduction of Cerclo confirms our commitment to improving outdoor advertising in this size of city.
- In addition to this traditional type of offering, Avenir has designed "Modulo", a marketing approach based on the sale of bespoke networks. Modulo is already operational in Paris.

Billboard revenues
(in million of euros)


+6%
362
1999
+6%
384
2000
+7%
411
2001

◦ New products
In addition to traditional billboards we have been actively involved in the development of important new products, such as giant wallwraps. We design, manufacture and sell these displays, which are always unique in terms of size and location.

Avenir has expanded its services to on-vehicle advertising. Air France, for example, recently hired the Company to manage advertising on its buses and shuttles for campaigns by Accenture, DKNY and the South Africa Tourist Bureau.

Finally, we are a leader in long term billboard campaigns (greater than a month) and offer, both on the local and international level, the most effective placements, formats and products to meet the needs of these campaigns.



◦ Neon signs
A priority medium for positioning a brand or event, illuminated advertising marries expertises and technology to light up innovative and animated creative concepts. From designing and maintaining panels to searching for sites and obtaining administrative permits, JCDecaux Publicité Lumineuse develops made-to-order solutions for its clients. Today, over 100 major advertisers use JCDecaux Publicité Lumineuse's creations to promote their brands.

N°1 worldwide



Advertising in transportation venues brings together an increasingly mobile world, where everything combines to transform the transit space into a place for commerce and leisure. Since its creation, this market has shown a high level of growth, reflecting the globalisation of advertising and the developments of our global, diversified and innovative product line.


MOBILE
INSTANT
MOBILE
INTERNET

N° 1 worldwide
in Airport advertising

21 % of consolidated revenues

122,000 panels

17 countries

152 airports

30 mass transit systems
(trains, metros, tramways, buses)

in Airport advertising


Brisons la glace.

Our transport business

Train, subway, plane, train station or airport. Wherever they may be, travelers work, receive news, relax and communicate in transport hubs, which have become spaces for commerce, leisure and, of course, consuming media.

◦ *A growing business*

Transport advertising represents 21% of our consolidated revenues and grew 8% (-0.6% organic growth) in 2001.
Our Transport Division includes advertising in airports (63% of the division's revenues) and advertising in trains and subways (30% of revenues).

◦ Airports: the leading worldwide network

With an estimated market share of 35%, we are number one worldwide in airport advertising. With concessions in 152 airports, we also manage 30 rail transit systems providing advertisers with access to a total of 122,000 panels in 17 countries.


BRITISH AIRWAYS


ERNST & YOUNG
ERNST & YO
New York: JFK airport.

Paris: Charles-de-Gaulle airport, terminal 2F.


47
JCDecaux
Prenez
de l'altitude
en gardant les
pieds sur terre.
La Tribune
Parfum de reprise dans
l'industrie française
Le Quotidien Économique et Financier

London: Eurostar terminal.


THE MAGIC BOX
EVERYWHERE
Waterloo International
eurostar

Operating under the single tradename "JCDecaux Airport", JCDecaux's transport business has a global presence:

• In **Europe**, it has a network of 91 airports, including three of the largest in Europe: Paris, London and Frankfurt. We operate the concessions for 45 airports in France, including those of the Aéroports de Paris (Charles-de-Gaulle and Orly). We also have the concessions for the seven British airports operated by the British Airport Authority (BAA) (including Heathrow, Gatwick, and Stansted), the Frankfurt airport (in partnership with the Frankfurt airport authority) in Germany, the Stockholm airport (Arlanda), 17 airports in Spain (including Barcelona, Malaga, and Alicante) and all of the Portuguese and Polish airports. In addition, our recent joint-venture IGP Decaux operates the concessions in the Milan airports, Malpensa and Linate.

• In **Asia**, we have the concession for the new Hong Kong airport (Chek Lap Kok), the major gateway for the region.

• In the **United States**, we have concessions in 51 airports including New York (JFK and La Guardia), Houston, Philadelphia, Miami, Seattle and Washington D.C.

• In **Mexico**, we won the advertising concession for the nine airports in southeastern Mexico, including Cancun, Meria and Cozumel, which are managed by our partnership UDC JCDecaux Airport.

○ Subways and trains: understanding the potential of Latin America and Asia

Trains and subways are today the most frequently used means of transport in large cities in Europe and are growing rapidly in Asia and Latin America. Since 1979 we have managed advertising concessions in the Hong Kong subway system, one of the largest in the world, and recently won the contract for Singapore. In Europe, we added the concessions for Milan, Vienna and Budapest to our existing metro concessions in Barcelona, Bilbao and Rome, through our partnerships with IGP Decaux and Gewista, respectively.

In addition, we have expanded our expertise to include other transit systems. We recently won advertising concessions for the tramways and trains of Melbourne (Australia) and busses in Adelaide.
In South America, we won an exclusive advertising concession for the subway in Santiago, Chile (52 stations). We also operate concessions for the express airport transfer system of London's Heathrow Express and the Eurostar and Eurotunnel terminals, giving us a privileged position in the UK as JCDecaux reaches three out of every four travelers entering or leaving that country.



JCDecaux is present in 6 of the 10 largest airports worldwide

City	**Passengers** (in millions)	Operators
London	116	**JCDecaux**
New York	92	**JCDecaux**
Chicago	88	Clear Channel
Tokyo	84	Tokyo Space/Hakuhodo
Atlanta	80	Clear Channel
Paris	71	**JCDecaux**
Dallas	68	Clear Channel/**JCDecaux**
Los Angeles	68	No advertising
Frankfurt	49	**JCDecaux** / Fraport (1)
Houston	44	**JCDecaux**

Source: ACI Trafic Data.

(1) We have a 39 % interest in a partnership with the Frankfurt Airport authority that is responsible for the airport's advertising activities.

Airports: a major market

◦ A significant worldwide audience

With around 1.5 billion passengers in 2001 and an average annual growth rate of 4% (2000-2004), the growth rate of the airport advertising market reflects the steady growth in air traffic. Although the tragic events in the United States in September 2001 caused a significant drop in air traffic in the US and, to a lesser extent, in Europe, we believe that this is temporary and will not have a long term impact on the growth in air traffic, which could reach 5 billion passengers by 2014, according to IATA.


Internet
NORTEL

London: Heathrow airport.

We operate six of the ten largest international airports worldwide, by number of passengers, and our leading network and experience in airport advertising allows us to maximise revenues per passenger.

◦ Airports: living spaces

Massive, with ever more sophisticated infrastructures and improved security systems, airports are becoming true living and business spaces. Air travellers are an attractive audience for advertisers, comprising a high proportion of men and women with a high socioeconomic profile, who are attuned to new technologies and are little exposed to traditional media, such as television. 75% of passengers spend more than an hour in an airport, and two out of three make purchases there. These are all reasons why advertisers have a growing interest in these platforms of communication.

◦ A very attractive audience

Since the early nineties, JCDecaux has greatly diversified its base of airport advertisers, while preserving our traditional clients in the luxury goods sector and companies whose business is directly linked to air transport. This has led to an increase in advertisers targeting the "Business to Business" audience such as computer and telephone manufacturers, as well as insurance, banking and consulting firms.

More recently, companies specialising in information technologies have begun to advertise extensively in airports to reach their target audiences.


BOSS



Frankfurt airport.

Transport revenues
(in million euros)



+24%
220
1999
+40%
307
2000
+9%
334
2001

Our core business: airport advertising concessions

We have a number of advantages which differentiate our product offering and help us maintain our worldwide leadership position: an unrivaled network of both international and local concessions, innovative products with high added value and flexible structures that transform airports into places of global communication.


Panasonic

Paris: Charles-de-Gaulle airport - Freestanding display panel.



Vienna subway: Infoscreen.

◦ Pionner in international networks

In 1998, the London and Paris offices of our subsidiary JCDecaux Airport launched the first European airport network, called "Euronetwork". This network brings together the 12 largest airports in Europe and offers advertisers, through a single advertising format, the possibility of targeting an audience of 20 million passengers per month, 50% of whom travel in business class.

In 2000, we introduced "Eurobusiness", a network aimed exclusively at business class passengers, an even more exclusive audience, in the large European airports of Amsterdam, Brussels, Copenhagen, Frankfurt, London, Madrid, Milan, Paris and Rome.

◦ A varied commercial offering, ever more important

Segmented into four types of offerings, traditional space, specific space, interactive media and events media, airport advertising allows advertisers to communicate, their brand on a short or long term basis, and direct it at a specific but elusive audience. In 2001, more than 80% of airport advertising revenues were generated from campaigns lasting six months or more. As a result, we also offer advertisers a chance to position their brands on a long term basis using wallwraps, 3D displays or spectacular outdoor structures. Stimulated by a captive audience, we create animation in airports. A range of promotional events are now available to advertisers offering services such as distribution of brochures, podiums, baggage cart panels, fences, samplings and stickers.

◦ The plasma era

In France we market a network of 25 sites equipped with plasma screens that show 12 second high-resolution animations. Neither billboard nor television, this technology opens new creative options (multiwindows, special effects, 3D) and allows real broadcast flexibility (multilingualism, time sharing, targeting on the basis of flight destination and origin). The French business newspaper *La Tribune* was the first advertiser to broadcast a campaign in real time: every morning it broadcasts its lead headline on plasma screens at Roissy CDG and Orly airports in Paris.

◦ Successful digital advertising in the Vienna subway

Our Gewista subsidiary has recently launched the "Infoscreen" system across 34 stations in the Vienna subway. This system involves placing monitors on the subway platforms and in certain trains, which show a variety of short programs, providing information, animation, weather forecasts, a variety of programming and, of course, advertising. The "Infoscreen" monitors have been enthusiastically received by passengers and reach an audience of 3 million contacts per week.

◦ Long term confidence

To handle ever more passengers, international airports constantly need to invest and modernise their transit areas. As a true partner of airport authorities, we have unrivalled expertise to transform spaces and structures to improve services available to passengers and optimise advertising revenue per passenger.
We have been the exclusive partner of Aéroports de Paris for 28 years, of BAA for 14 years, the Port Authority of New York for 11 years and the Hong Kong airport for 14 years.

Argentina
54 11 43 94 02 82
soledad.romerstein@jcdecauxargentina.com.ar

Australia
61 2 9557 6555
jcd@jcdecaux.com.au

Austria
43 1 795 97 - 43 1 795 97 00
www.gewista.at / dion@gewista.at
www.europlakat.at / europlakat@europlakat.at

Belgium
32 2 274 11 11
philippe.uyttersprot@jcdecaux.be

Bosnia
387 33 66 84 20
epsa.bih@europlakat-bih.co.ba

Brazil
55 11 30 89 68 24
grace.vahlefranco@jcdecaux.com.br

Bulgaria
359 2 707 280
europlakat-proreklam@techno-link.com

Chile
56 2 206 49 21
soledad.romerstein@jcdecauxargentina.com.ar

Croatia
385 1 3031 000
europlakat-proreklam@europlakat-pro.tel.hr

Czech Republic
420 2 66 311 032
jcd@mbox.vol.cz

Denmark
45 86 12 02 88 - 45 36 34 24 00
www.afajcdecaux.dk / info@afajcdecaux.dk

Finland
358 97 59 091
www.jcdecaux.fi / jcdecaux@jcdecaux.fi

France
33 1 30 79 79 79
www.jcdecaux.com

Germany
49 221 54 68 510
www.jcdecaux.de / zentrale@jcdecaux.de

Hungary
36 1 212 42 31 0
www.europlakat.hu / titk@europlakat.com

Iceland
354 562 42 43
afa-jcd1@simnet.is

Ireland
353 1 29 58 170
www.jcdecaux.ie / info@jcdecaux.ie

Italy
39 02 65 46 51

Japan
813 52 17 25 20
bastide@mcdecaux.co.jp

Korea
82 2 514 0220
www.ipdecaux.com / contact@ipdecaux.com

Luxembourg
32 2 274 11 11
philippe.uyttersprot@jcdecaux.be

Malaysia
60 378 04 47 888
klchuah@jcdecauxpnd.com.my

Mexico
52 55 5281 77 40
orvajulio@terra.com.mx

Norway
47 23 00 75 00
www.jcdecaux.no / jcd@jcdecaux.no

People's Republic of China
852 25 27 91 25
info@jcdecaux.com.hk

Poland
48 22 644 82 76
www.europlakat.pl / office@europlakat.pl

Portugal
35 12 1831 75 00
jcdecauxlisboa@mail.telepac.pt

Singapore
65 6333 6639 / 65 6333 8622
marketing@jcdecaux.com.sg

Slovakia
42 1 2 638 14 146
europlakat@europlakat.sk

Slovenia
386 1 43 63 557
proreklam-europlakat@siol.net

Spain
91 837 41 00
www.jcdecaux.es

Sweden
46 8 761 92 00
www.jcdecaux.se / info@jcdecaux.se

Switzerland
41 22 737 02 00
www.apgsga.ch

Thailand
66 2 6792 273
stephanet@jcdecaux.co.th

The Netherlands
31 20 6607 500
www.publex.nl / publex@publex.nl

United States of America
1 646 834 1200
www.jcdecauxna.com / info@jcdecauxna.com

United Kingdom
44 208 326 7777
www.jcdecaux.co.uk

Uruguay
598 22 08 95 10
soledad.romerstein@jcdecauxargentina.com.ar

Yugoslavia
381 11 3281 949
office@europlakat.co.yu

JCDecaux's Communication and Investor Relations departments
JCDecaux SA
A public limited corporation with an Executive Board and Supervisory Board
Registred capital of 3,378,284.27 euros
17, rue Soyer
92200 Neuilly-sur-Seine - France
RCS: 307 570 747 Nanterre
Design: Publicis Consultants·Ecocom
133, avenue des Champs Élysées – 75380 Paris Cedex 08
Tel.: +33 (0) 1 44 43 71 00 – RCS Paris B 379 765 910
Photography: Marc Augé/Clément Ledermann/Isabelle Levy/Stone-Peter Pearson/X.

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